Form 10-K, Exhibit 13
period 1995-12-31
DANIELSON HOLDING CORP
filed 1996-03-20
CIK 225648

                                                                    EXHIBIT 13.1


                    [DHC's 1995 Annual Report to Stockholders is included with this Form 10-K solely for convenience of reference. Except for those portions of DHC's 1995 Annual Report to Stockholders which are expressly incorporated by reference in this Form 10-K, such Annual Report to Stockholders is not to be deemed "filed" with the Securities and Exchange Commission and is not to be considered part of this Form 10-K.]

                                                           [OUTSIDE FRONT COVER]
                                                           =====================


                                                  [Danielson Holding Corporation
                                                             1995 Annual Report]

                                                                 [cover graphics
                                                                         + text]

                                                            [INSIDE FRONT COVER]
                                                            ====================


                         Danielson Holding Corporation
                         operates financial services businesses
                         in the areas of insurance and
                         trust and investment management.



Danielson Holding Corporation's business plan is to grow by making strategic acquisitions that are expected to contribute higher than average returns for our stockholders. Management will seek both acquisitions that will contribute to growth of existing subsidiaries, as well as acquisitions that represent a new business venture for the Company. This is a stockholder oriented strategy of seeking total return.


CONTENTS                                                               PAGE
--------                                                               ----
Danielson Holding Corporation                                          [51]
Financial Highlights                                                   [52]
To Our Stockholders                                                    [53]
National American Insurance Company of California                      [56]
Danielson Trust Company                                                [58]
Selected Consolidated Financial Data                                   [60]
Management's Discussion and Analysis of
  Financial Condition and Results of Operations                        [61]
Consolidated Statements of Operations                                  [73]
Consolidated Balance Sheets                                            [74]
Consolidated Statements of Stockholders' Equity                        [75]
Consolidated Statements of Cash Flows                                  [76]
Notes to Consolidated Financial Statements                             [77]
Independent Auditors' Report                                           [97]
Responsibility for Financial Reporting                                 [97]
Quarterly Financial Data                                               [98]
Stock Market Prices                                                    [98]
Corporate Information                                                  [99]

                                                                        [PAGE 1]
                                                                        ========
DANIELSON HOLDING CORPORATION AND CONSOLIDATED SUBSIDIARIES

FINANCIAL HIGHLIGHTS

                                                       As of and for the years ended December 31,
                                                      ------------------------------------------
(In thousands, except share and per share amounts)          1995           1994         1993
----------------------------------------------------    ----------     ----------    -----------
RESULTS OF OPERATIONS
Earned premiums........................................ $   60,548     $   93,291    $    86,052
Total revenues......................................... $   80,081     $  110,340    $   102,397
Income before extraordinary item[s].................... $    2,316     $    3,145    $     2,746
Net income............................................. $    2,316     $    3,895    $     3,234
Net cash provided by (used in) continuing
  operating activities................................. $   (4,488)    $   10,008    $    16,882
Income per share of Common Stock before
  extraordinary item[s]................................ $     0.14     $     0.20    $      0.17
Net income per share of Common Stock................... $     0.14     $     0.25    $      0.20
Combined ratio.........................................      113.4%         106.2%         110.9%

BALANCE SHEET AND OTHER DATA
Total investments...................................... $  181,794     $  181,763    $   176,738
Policyholder liabilities............................... $  150,633     $  166,938    $   163,762

Stockholders' equity................................... $   69,821     $   62,318    $    58,838
Book value per share of Common Stock................... $     4.55     $     4.06    $      3.89

Debt................................................... $        -     $        -    $     2,250
Debt as a percentage of stockholders' equity...........          -              -           3.82%

Common Stock price range
  High................................................. $        8     $    9-3/4    $     8-7/8
  Low.................................................. $    6-5/8     $    6-1/4    $     3-3/8

Shares of Common Stock outstanding at year end......... 15,360,255     15,360,270     15,110,251

Employees of continuing operations at year end.........        232            264            230

                                                                      [PAGE 2/3]
                                                                      ==========


To Our Stockholders:

       The inside front cover of our Annual Report sets forth our corporate objective, namely "[T]O GROW BY MAKING STRATEGIC ACQUISITIONS THAT ARE EXPECTED TO CONTRIBUTE HIGHER THAN AVERAGE RETURNS FOR OUR STOCKHOLDERS. MANAGEMENT WILL SEEK BOTH ACQUISITIONS THAT WILL CONTRIBUTE TO GROWTH OF EXISTING SUBSIDIARIES, AS WELL AS ACQUISITIONS THAT REPRESENT A NEW BUSINESS VENTURE FOR THE
COMPANY...."  We believe that our recently announced agreement to acquire
Midland Financial Group, Inc. (Midland) will prove to be a significant step toward completing our corporate objective. The closing of the Midland transaction is subject to a number of conditions, including obtaining stockholder approval at a Danielson Holding Corporation (DHC) 1996 stockholders' meeting.

       1995, otherwise, was a year of significant challenge for both our insurance subsidiary, National American Insurance Company of California (NAICC), and our trust subsidiary, Danielson Trust Company (Danielson Trust). NAICC performed well in a nearly suicidal market by refusing to engage in the cut-throat competition that characterized the 1995 California workers' compensation market. Again, we were impressed by our management at NAICC. Danielson Trust also used 1995 as a year to retrench and reconfigure its business. While the trust operations posted a disappointing loss of $1.2 million (excluding a writedown of goodwill and amortization expense), we believe that the steps taken by the new management at Danielson Trust should generate month to month profitability in 1996 and real profitability in ensuing years. The NAICC and Danielson Trust operations are reviewed in detail in the operations review portion of this Annual Report.

       During 1995, we reviewed numerous acquisition candidates for DHC and did not find many that appeared to be a good fit. DHC's stockholders deserve not just any acquisition, but also a good company, a strategic direction, and the promise of a good platform for future growth. We suffered the frustration of coming close on a number of potentially good acquisitions but none came close to fruition before we signed the Midland merger agreement. We will work to close the Midland transaction expeditiously, perhaps as early as the second quarter of this year. Midland appears to be an excellent fit with NAICC. The combined insurance operations will give those operations critical mass as well as a coherent direction for DHC. Stated another way, when Midland is approved, financed and closed, we believe that DHC will have achieved sufficient size and will be sufficiently well financed so that future attractive acquisitions of larger companies should become more viable.

       NAICC
       -----

       During 1995, California workers' compensation insurers competed head-to-head under the new open rating law without benefit of the prior years' minimum rate laws. This competition can be expected to result in large operating losses to those companies that led the charge and a further weakening of the weak companies. NAICC was unwilling to participate in the frenzy, deciding instead to cut back its written premiums in this line of business in order to live for a better day. In 1994, NAICC wrote $71.9 million of written premiums in California workers' compensation, while only writing $32.6 million of written premiums in this line in 1995. NAICC redeployed some of its capital to the non-standard automobile insurance market, increasing its direct written premiums from $20 million in 1994 for this line to $28.8 million in 1995. This strategy permitted NAICC to post net income of $5.7 million for 1995 compared with net income of $6 million in 1994, when the California workers' compensation market hit its historic peak. This net income was earned on net earned premiums of $60.5 million in 1995, compared with $93.3 million in 1994.

                                                                      [PAGE 2/3]
                                                                      ==========


       NAICC intends to maintain a disciplined approach to insurance underwriting. Management of NAICC approaches the property and casualty insurance business as a relatively flexible undertaking where, within limits, a pool of capital can be redeployed from less promising to more promising areas. NAICC's objective is to earn a fair return on investment on a long term basis. If a specific line becomes less than adequately profitable, NAICC should write a different line. To execute this strategy, an insurance company must have good data processing systems and sound managers. We have that at NAICC.

       One benefit that we did not expect to receive from the NAICC redeployment was the acquisition possibilities in the non-standard automobile insurance business. Midland has recently experienced underwriting losses in this line of business in California and Arizona. It appears likely that the management of NAICC will be able to help Midland's management solve certain of the underlying problems, provided, of course, that the transaction closes. We believe that the market for this insurance product line may further consolidate and DHC should be well-positioned to make additional acquisitions.

       Danielson Trust
       ---------------

       During 1995, our new management of Danielson Trust continued to address problems associated with the integration of the Western Trust business added in 1994 as well as the lack of a coherent marketing program. The difficult truth is that the Western Trust acquisition did not produce according to the hopes of the former trust management. Equally, it became absolutely clear that the trust company could not grow at a meaningful rate without a broader based distribution system, and that this distribution system would have to be found by an acquisition or alliance.

       Trust company management appears to have succeeded in beginning to address the distribution problem. During 1995, Danielson Trust signed an agreement with PaineWebber Incorporated to market Danielson Trust's products to their clients. This alliance already has delivered significant new business for the trust company and we expect good results from this relationship. To put the matter in a context, during the first two months of 1995, Danielson Trust logged in $7,600 of new business. During the same period of 1996, the trust company realized $30,700 of new fee business, a portion of which was attributable to its alliance with PaineWebber.

       As noted above, in 1995, Danielson Trust lost $1.2 million (excluding a writedown of goodwill and amortization expense). Much of this loss stemmed from problems of integrating and maintaining the business of Western Trust Services. While the trust company's management has reduced expenses, we expect that the operations will not be significantly profitable unless and until the trust company grows its revenue. Danielson Trust's clients deserve a high level of service and Danielson Trust's management will not permit any expense cut to the disadvantage of our subsidiary's clientele. Therefore, we do not expect a quick fix, but instead look for profitability toward the end of 1996 as more new business is developed.

       Midland
       -------

       The Midland acquisition proposal will be described in detail in a proxy statement we expect will be mailed to you shortly. Suffice to say at this juncture, we obviously believe that we have found a high quality company, run by honest and hard working people. We believe the Midland management will fit in very well with the managers at NAICC. We will look for more Midland type acquisitions in the future.

                                                                      [PAGE 2/3]
                                                                      ==========


       Finally, this year we would like to recommend Paul B. Loyd, Jr. for election to the Board of Directors of DHC. Paul is a man of extraordinary accomplishments and abilities.



                                       /S/ MARTIN J. WHITMAN
                                       --------------------------------------
                                       MARTIN J. WHITMAN
                                       Chairman of the Board
                                       and Chief Investment Officer



                                       /S/ C. KIRK RHEIN, JR.
                                       --------------------------------------
                                       C. KIRK RHEIN, JR.
                                       President and Chief Executive Officer



                                       /S/ JAMES P. HEFFERNAN
                                       --------------------------------------
                                       JAMES P. HEFFERNAN
                                       Chief Financial Officer



March 19, 1996


        [PHOTO OF MESSRS. WHITMAN, RHEIN & HEFFERNAN;  caption of names]

                                                                        [PAGE 4]
                                                                        ========



               NATIONAL AMERICAN INSURANCE COMPANY OF CALIFORNIA


  In 1995, National American Insurance Company of California (NAICC) achieved our essential goal--to underwrite insurance that offers a reasonable expectation of an underwriting profit. There were no surprises for NAICC in 1995. Direct written premiums for the year fell 32.1% from its all time high of $104.4 million in 1994 to $70.9 million in 1995. Workers' compensation premium finished the year at $39.8 million, or $40.6 million below 1994; property and casualty premium rose 29.6% over 1994 to $31.1 million.

  The good news is that our workers' compensation direct written premiums declined. In 1994 we wrote about $71.9 million in direct written premiums in California; in 1995 direct written premiums fell by 55% to $32.6 million. There are plenty of indications that the market average policy premium is 15% to 25% below breakeven in California (though not NAICC's) and therein lies the primary reason for the premium decline. We expected that we would be out of step with the competition in California in 1995 when the rating law changed which allowed insurers to file and use their own rates and rating plans. If the decline in rates had been supported by a decline in claims and claims handling expenses, we believe that our volume would have declined less because our prices would have been more competitive. But underlying expenses have not declined. In fact, the rate making statistics support higher average rates, not lower ones. We believe that the price level will shift upward within the next 12 months, hopefully affording our California agents an opportunity to sell a price-competitive NAICC workers' compensation policy once again.

  Apart from California, our agents also produced workers' compensation insurance for us in Idaho, Oregon, and Arizona. Direct written premiums there declined 15.3% to $7.2 million in 1995, partially because of rate decreases and partially due to competition from other California insurers' moving their capacity to other states. While underwriting profits have been and should continue to be the norm for us in these states, it is doubtful that premium volume will increase in the next year. This will not be the case with the automobile line of business.

  The 29.6% increase in property and casualty insurance premium for NAICC in 1995 was due to a 44.3% increase in our California non-standard private passenger automobile insurance program. Direct written premium for this program was $28.8 million in 1995. Our success with the non-standard auto program is directly tied to NAICC's responsive claim service coupled with a diligent anti-fraud effort, as well as to the sales and underwriting effort of our exclusive independent general agent. Our general agent markets this program through its network of more than 500 independent California agents. We anticipate that premium growth in this line will continue, though at a more modest pace in the future.

  Finally, the 1995 direct written premiums from our commercial automobile insurance program stayed even with 1994 at about $2.3 million. We introduced a new non-standard commercial automobile insurance program in Arizona and Oregon early in 1995 without any real increase in production. In California, rates and forms were filed and approved, and the program was launched in August 1995. Current indications are that our independent agents will sell several times the 1995 premium volume in 1996.

  As always, we are grateful for the opportunity to serve our policyholders, agents, employees, stockholders, and our many business partners. Thank you for supporting NAICC.

                                                                        [PAGE 5]
                                                                        ========

[NAICC - PHOTO]

"NAICC's success with our non-standard auto program is directly tied to our responsive claim service, diligent anti-fraud efforts, and the sales and underwriting effort of our exclusive independent general agent."

                                                                        [PAGE 6]
                                                                        ========



                            DANIELSON TRUST COMPANY


  The new senior management team at Danielson Trust worked hard in 1995 to overcome continued challenges from the prior year and to position the company for future profitability. To do this, the company needed to rationalize certain cost centers and develop a broader marketing system.

  The company completed the integration of the Western Trust Services (WTS) accounts and assets that were acquired in 1994, with the unhappy realization that increased systems and administrative costs attendant to that business, as well as the disappointing quality of the assets acquired, significantly reduced the anticipated benefits of the transaction. During 1995, Danielson Trust's new management team took decisive action by eliminating unprofitable lines of business, terminating unprofitable accounts, and streamlining systems and staffing. By year end, these actions had their desired effect of stabilizing Danielson Trust's operations.

  Danielson Trust's marketing and sales efforts gained sharp focus in 1995. In addition to changing our marketing approach and staffing, during 1995 the company successfully negotiated with PaineWebber Incorporated to select Danielson Trust to serve as the trustee for PaineWebber's entire west coast region. In that capacity, Danielson Trust provides trust and fiduciary services to PaineWebber clients in California and the surrounding states. This appointment has given Danielson Trust a valuable new distribution system for its investment products and services. The company intends to seek additional established distribution channels to supplement Danielson Trust's other marketing efforts.

  Danielson Trust ended 1995 with a net loss of $1.2 million (excluding a writedown of goodwill and amortization expense). Contributing to the loss were a writedown of fixed assets, additional staff costs and related expenses, costs attendant to the WTS integration and increased marketing expenses. As a result of the receipt in 1994 of non-recurring termination fees associated with the company's termination of certain unprofitable private trust accounts, fee income from that line of business decreased in 1995 to $1.3 million. Termination fees received in 1995 relating to the closure of unprofitable retirement services (formerly known as employee benefit trust) accounts resulted in an increase in fee income for this line in 1995 to $2.6 million. New business in 1995 contributed to a marked increase in custody services fee income, to $537,000.

  Danielson Trust believes that it has solved the former operational problems which prevented the company from being profitable during 1995. For 1996 and beyond, the company's undivided attention will be on increasing revenues. Through the development of new products and services, and an enhanced marketing strategy designed to heighten Danielson Trust's visibility in the marketplace, Danielson Trust believes it is advantageously positioned to compete in an increasingly consolidated industry and to continue to offer high quality services to new and existing clients. While predictions are difficult, 1996 is expected to be a significantly better year for Danielson Trust, although the company is not likely to begin to earn a reasonable return on capital employed until 1997 and subsequent years.

                                                                        [PAGE 7]
                                                                        ========

[Danielson Trust - PHOTO]


"Danielson Trust believes it is advantageously positioned to compete in an increasingly consolidated industry and to continue to offer high quality services to new and existing clients."

                                                                        [PAGE 8]
                                                                        ========

SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data of Danielson Holding Corporation and its subsidiaries should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Report. For matters affecting the Company's operations by industry segment, see
Note 14 of the Notes to Consolidated Financial Statements.

(In thousands, except share and                             YEARS ENDED DECEMBER 31,
per share amounts)                    1995                1994              1993              1992              1991
---------------------------        ----------         -----------       -----------        -----------       -----------

A. RESULTS OF OPERATIONS

Total revenues                    $    80,081         $ 110,340         $   102,397        $     88,440      $    73,763

Income before extraordinary
  item[s]                         $     2,316         $    3,145        $     2,746        $      1,898      $       184

Net income                        $     2,316         $    3,895 /1/    $     3,234 /2,3/  $      8,046 /3/  $       184

Income per share of
  Common Stock before
  extraordinary item[s]           $      0.14         $     0.20        $      0.17        $       0.13      $      0.01

Net income per share of
  Common Stock                    $      0.14         $     0.25 /1/    $      0.20 /2,3/  $      0.53 /3/   $      0.01


B. BALANCE SHEET DATA

Invested assets                   $   181,794         $  181,763        $   176,738        $   161,468       $   141,534

Total assets                      $   227,924         $  240,529        $   234,150        $   216,868       $   198,873

Unpaid losses and loss
  adjustment expenses             $   137,406         $  146,330        $   137,479        $   125,391       $   119,334

Stockholders' equity              $    69,821         $   62,318        $    58,838        $    54,764       $    46,659

Shares of Common Stock
  outstanding                      15,360,255 /4,5/   15,360,270 /4,5/   15,110,251 /4/     15,110,258 /4/    15,112,984 /4/



1 Includes extraordinary gain from distribution from an unaffiliated trust.

2 Includes extraordinary gains from a former subsidiary, as well as a former trust administered by the California Insurance Commissioner as trustee.

3 Includes extraordinary gain from a former trust administered by the California
  Insurance Commissioner as trustee.

4 Does not give effect to currently exercisable options to purchase shares of Common Stock.

5 Reflects shares issued upon the 1994 exercise of options to purchase Common
  Stock.

                                                                    [PAGES 9-36]
                                                                    ============
DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


          1.  GENERAL

          Danielson Holding Corporation ("DHC") is organized as a holding company with substantially all of its operations conducted by subsidiaries (collectively with DHC, the "Company"). DHC, on a parent-only basis, has limited continuing expenditures for rent and administrative expenses and derives revenues primarily from investment return on portfolio securities. Therefore, the analysis of the Company's financial condition is generally best done on an operating subsidiary basis. For additional information relating to the Company's organization, see Note 1 of the Notes to Consolidated Financial Statements. For matters affecting the Company's operations by industry segment, see Note 14 of the Notes to Consolidated Financial Statements.

          The Company does not currently pay Federal income tax due to the recognition of losses from several trusts that assumed various liabilities of certain present and former subsidiaries of DHC. It is expected that the 1995 consolidated Federal income tax return will report a cumulative net operating loss carryforward currently estimated at approximately $1.4 billion, which will expire in various amounts, if not used, between 1998 and 2010. See Note 8 of the Notes to Consolidated Financial Statements.


          2. RESULTS OF NAICC'S OPERATIONS

          The operations of DHC's principal subsidiary, National American Insurance Company of California ("NAICC"), are primarily in property and casualty insurance. At December 31, 1995, NAICC had a "B++" rating from A.M. Best Company, a nationally recognized rating agency of insurance companies.

Property and Casualty Insurance Operations

          Net written premiums were $55.3 million, $91.1 million, and $88 million in 1995, 1994 and 1993, respectively. The decline in 1995 is primarily due to significantly increased price competition on California workers' compensation business under the open rating law which became effective January 1, 1995, and NAICC's decision to allow premiums to decline in this market.

          Net written premiums for the workers' compensation line of business were $38.2 million, $77.2 million and $79.3 million in 1995, 1994 and 1993, respectively. The 1995 decrease of approximately 50.5 percent in the net written premium from 1994 is attributable to significantly increased price competition in California. Competition among some insurers, other than NAICC, led to their establishing market prices which may be below the breakeven point. It is the policy of NAICC to underwrite business that is expected to yield an underwriting profit. As a result, NAICC's new and renewal policy counts decreased significantly during 1995. In addition, workers' compensation written premiums in California were affected by three decreases of the minimum rate during the last two years: a 16 percent decrease effective October 1, 1994, a 12.7 percent decrease effective January 1, 1994, and a seven percent decrease effective July 16, 1993. At December 31, 1995, NAICC had 3,871 workers' compensation policies in force with an average estimated annual premium size of $10,200, compared to 7,253 and 7,161 such policies in force at December 31, 1994 and 1993, respectively, with an average estimated annual premium size of $11,300 and $12,000 in each respective year.

     Net written premiums were $15 million, $10.5 million and $4.9 million in 1995, 1994 and 1993, respectively, for the non-standard private passenger automobile insurance program. NAICC commenced writing non-standard private passenger automobile insurance in July 1993. The increase in such premiums reflects NAICC's continued expansion of this line of business. NAICC had more than 29,000, private passenger automobile policies in force for the year ended December 31, 1995, compared to 20,000 and 15,419 policies in force in 1994 and 1993, respectively, representing approximately 27.1 percent, 11.5 percent and
5.6 percent of NAICC's total annual net premiums written for all lines of insurance in each of those years. NAICC cedes 50 percent of its private passenger automobile insurance business to a major reinsurance company pursuant to a 50 percent quota share reinsurance agreement.

     Net written premiums for commercial automobile insurance were $2.1 million for each of the years ended December 31, 1995 and 1994 and $1.7 million in 1993. NAICC writes commercial automobile insurance in California, Arizona, Idaho, Nevada and Oregon. NAICC introduced a new non-standard commercial automobile insurance program early in 1995. NAICC received approval of its rates in California, its largest market, in August 1995.

     Net written premiums for other commercial property and casualty insurance were $1.3 million and $2.1 million in 1994 and 1993, respectively. NAICC ceased writing new and renewal commercial property and casualty policies in 1994.

     Net investment income was $12.4 million, $11.3 million, and $12.6 million in 1995, 1994 and 1993, respectively. The increase in net investment income is primarily due to $840,000 of interest received in December 1995 from Lloyds of London ("Lloyds") in connection with an unpaid reinsurance claim. Net investment income in 1995, exclusive of the Lloyd's interest payment, increased slightly over 1994 because average invested assets throughout 1995 were slightly greater than in 1994. As of December 31, 1995 and 1994, the average yield on NAICC's portfolio was 7.2 percent and 7.4 percent, respectively. The estimated average maturity of the portfolio is 4.9 years. Net investment income in 1994 (excluding the recognition in 1993 of an additional $1.7 million of non-recurring investment income in connection with the commutation of a financing reinsurance agreement with Great American Insurance Company in 1994) increased from 1993 primarily as a result of greater average invested assets throughout most of 1994. The decision to exercise the commutation was made in 1993, at a time when the 5-year U.S. Treasury interest rate (upon which the commutation value of the agreement was dependent) had declined significantly. The decline in this interest rate had the effect of increasing the value of the commutation above the amount previously recorded for such asset. It was not possible to have foreseen the level of interest rates which prompted the decision to commute the agreement and, therefore, the increased value of the commutation was recognized in 1993. Additionally, interest income of $205,000 and $1,504,000 was recognized in 1994 and 1993, respectively, representing the accretion of interest income for the original expected term under the inherent interest rate in the agreement.

     Other income was $1.6 million, $504,000 and $315,000 in 1995, 1994 and
1993, respectively. The increase in other income in 1995 is primarily due to an increase from insurance consulting operations.

     Combined ratios were 113.4 percent, 106.2 percent and 110.9 percent in 1995, 1994 and 1993, respectively. The combined ratio represents a ratio of losses and all expenses to net earned premiums in a particular period. The increase in the combined ratio in 1995 reflects an increase in the workers' compensation loss ratio as well as a decline in premium volume without a corresponding decline in expenses. The improvement of the combined ratio in 1994 primarily was due to favorable loss experience in the workers' compensation line and a growth in premium.

     Net losses and loss adjustment expenses ("LAE") were $48.7 million in 1995, compared to $67.5 million in 1994 and $65.9 million in 1993. The resulting loss and LAE ratios were 80.5 percent, 72.3 percent and 76.6 percent in such years, respectively. The increase in the loss and LAE ratio in 1995 was primarily in the workers' compensation line of business due to a decline in premium rates. The loss and LAE ratio for that line of business was 71 percent in 1995 as compared to 65.6 percent and 76.9 percent in 1994 and 1993, respectively. The loss and LAE ratio for the private passenger automobile insurance line of business was 65.8 percent, 69.9 percent and 64.3 percent in 1995, 1994 and 1993, respectively. The decrease in the loss and LAE ratio in 1995 was due to a rate increase of 6 percent in 1995.

     Policy acquisition costs were $13.4 million, $18.7 million and $17 million in 1995, 1994 and 1993, respectively. Policy acquisition expenses as a percentage of net premiums earned were 22.1 percent in 1995, 20 percent in 1994 and 19.8 percent in 1993. Policy acquisition costs include expenses directly related to premium volume (i.e., commissions, premium taxes, and state assessments), as well as certain underwriting expenses which are fixed in nature. The increase in the policy acquisition expense ratio in 1995 is primarily the result of a greater decline in workers' compensation premium than in the fixed underwriting expense component of policy acquisition costs.

     General and administrative expenses were $6.4 million in 1995, $6.7 million in 1994 and $8.1 million in 1993. Included in the general and administrative expenses for 1993 is a reinsurance recoverable write-off and related expenses of approximately $1.8 million relating to an environmental claim by Hughes Aircraft (the "Hughes Claim"). Expenses related to the Hughes Claim for 1995 totaled $85,000. General and administrative expenses, other than Hughes Claim related expenses, decreased primarily as a result of cost reductions from 1994 to 1995. For information regarding the Hughes Claim, see Note 3 of the Notes to Consolidated Financial Statements.

     Policyholder dividends of $137,000 in 1995, $6 million in 1994 and $3.6 million in 1993, represent 0.2 percent, 6.5 percent and 4.2 percent of net earned premiums in each respective year. The decrease in policyholder dividends in 1995 is attributable to the decline in workers' compensation premium as well as a reduction in the rates at which premiums were written in 1995. The decrease in the policyholder dividend expense ratio in 1995 is due to the continuing decrease in rates charged for workers' compensation insurance, to a level at which the margin for policyholder dividends is eliminated. The increased ratio of policyholder dividends as a percentage of earned premiums in 1994 from 1993 reflects a reduction of the policyholder dividend accrual in 1993 for policy years prior to 1992 resulting from higher than expected loss experience for the same period, as well as the anticipation that workers' compensation margins and premium volumes would support increased policyholder dividends. It was not possible to anticipate in 1994 the erosion of profitability that occurred following the January 1, 1995 implementation of open rating. The provision in 1993 also reflected a decrease in the dividend accrual, as well as for premiums earned subsequent to July 16, 1993 in response to a reduction in the workers' compensation minimum rate.

     Net income from insurance operations in 1995 was $6 million, compared to $5.9 million in 1994 and $4.9 million in 1993. Net income in 1995 is comparable to net income in 1994 despite the significant decline in workers' compensation premium because the decline in premium and cash flow did not yet have a significant negative impact on the average invested assets and investment income in 1995. The increase in net income in 1994 and 1993 is the result of relatively lower expenses on moderately higher premiums. Net income includes net realized gains of $209,000 in 1995, $16,000 in 1994, and $473,000 in 1993.

Cash Flow from Insurance Operations

     Cash flows of the insurance business may be influenced by a variety of factors, including market trends relating to particular lines of insurance, the insurance regulatory environment, and general economic conditions. Operating cash flow of the insurance operations may be significantly affected by the growth or decline of written premiums, the timing of claims payments, and the rate of return achieved on the insurance investment portfolio.

     Cash used in insurance operating activities for the year ended December 31, 1995 was $2 million; cash provided by insurance operations for the years ended December 31, 1994 and 1993 was $11.3 million and $18.7 million, respectively. The decrease in cash provided by operations in 1995 is primarily due to the decline in workers' compensation written premiums. Because workers' compensation claims ordinarily are paid over a period of several years, NAICC is now experiencing a situation in which current claims payments relating to prior years exceed current workers' compensation premium. Such negative cash flow is expected to continue with the settlement of workers' compensation claims, or until such time as management of NAICC determines that workers' compensation premium can be written at rates that can be expected to achieve a profit. However, management of NAICC anticipates that cash flow from insurance operations will increase with the growth in premium from the automobile programs. The decrease in cash provided by operations in 1994 from 1993 primarily was due to increased dividend payments to policyholders. Overall cash and invested assets, at fair value, at December 31, 1995 were $170 million, compared to $156.2 million and $164.3 million at December 31, 1994 and 1993, respectively.

Liquidity and Capital Resources

     The Company's insurance subsidiaries require both readily liquid assets and adequate capital to meet ongoing obligations to policyholders and claimants, as well as to pay ordinary operating expenses. The primary sources of funds to meet these obligations are premium revenues, investment income, recoveries from reinsurance and, if required, the sale of invested assets. NAICC's investment policy guidelines require all liabilities to be matched by a comparable amount of investment grade invested assets. Management of NAICC believes that NAICC has both adequate capital resources and sufficient reinsurance to meet any unforeseen events such as natural catastrophes, reinsurer insolvencies or possible reserve deficiencies.

     The two most common measures of capital adequacy for insurance companies are premium-to-surplus ratios (which measure current operating risk) and reserves-to-surplus ratios (which measure financial risk related to possible changes in the level of loss and LAE reserves). A commonly accepted maximum net written premium-to-surplus ratio is 3 to 1, although this varies with different lines of business. NAICC's 1995 premium-to-surplus ratio of 1.2 to 1 remains underleveraged by current industry standards. A commonly accepted maximum loss and LAE reserves-to-surplus ratio is 5 to 1, compared with NAICC's ratio of 2.6 to 1. Given these relatively conservative financial security ratios, management of NAICC is confident that existing capital is adequate to support above average premium growth from its current premium levels for the foreseeable future.

     In December 1993, the National Association of Insurance Commissioners (the "Association") adopted a model for the insurance industry for determining risk based capitalization ("RBC") requirements. Under the RBC model, property and casualty insurance companies are required to report their RBC ratios based on their statutory annual statements as filed with regulatory authorities. NAICC has calculated its RBC requirement under the Association's model, and has capital in excess of any regulatory action or reporting level.


     3.  RESULTS OF DANIELSON TRUST COMPANY'S OPERATIONS

     The operations of DHC's Danielson Trust Company ("Danielson Trust") subsidiary are comprised of trust and fiduciary services. The Consolidated Financial Statements of the Company include accounts and operations of Danielson Trust for 1995, 1994 and for the period from March 26, 1993 through December 31, 1993 (collectively, the "Initial Period"); however, comparisons of the financial results for the years ended December 31, 1995 and 1994 of Danielson Trust's operations with the results of its operations during the Initial Period have been omitted as they do not relate to equivalent time periods (nor, in many instances, to equivalent operations) and would not provide meaningful information relating to historical trends and financial results.

Financial results relating to the Initial Period have been provided for informational purposes only. In February 1994, Danielson Trust acquired the assets of the Western Trust Services ("WTS") division of Grossmont Bank. Thus, the results of Danielson Trust's operations during the years ended December 31, 1995 and 1994 are not entirely comparable in that they relate, in part, to different assets, accounts and lines of business. See Note 2 of the Notes to Consolidated Financial Statements.

Trust and Fiduciary Services Operations

     Total fee income for the years ended December 31, 1995 and 1994 was $4.5 million and $4.7 million, respectively. Fee income for 1995 reflects increased non-recurring termination fees offset by the elimination of fees associated with certain terminated unprofitable accounts and the cessation of fees associated with Danielson Trust's former parent, HomeFed Bank. Fee income during the Initial Period was $2.3 million.

     As noted above, fee income for the year ended December 31, 1995 as compared to the year ended December 31, 1994, to some extent, does not relate to equivalent operations. Fee income associated with Danielson Trust's former parent ceased in 1994 as previously anticipated. For the year ended December 31, 1994, the run-off of HomeFed Bank-related business of Danielson Trust generated non-recurring total fee income of $310,000, or less then seven percent of Danielson Trust's 1994 total revenues. HomeFed Bank-related fee income for the Initial Period was $884,000 or 37.1 percent of Danielson Trust's total revenues for such Period. All HomeFed Bank-related fee income is excluded from the fee income amounts for private trust, retirement services (formerly known as employee benefit trust) and custody services described below.

     Danielson Trust's private trust unit generated fee income of $1.3 million and $1.7 million for the years ended December 31, 1995 and 1994, respectively. Private trust fee income during the Initial Period was $941,000. The 1995 private trust fee income reflected a 20.7 percent decrease from 1994, resulting from non-recurring termination and other fees received in 1994.

     For the years ended December 31, 1995 and 1994, the retirement services unit of Danielson Trust generated fee income of $2.6 million and $2.3 million, respectively (excluding retirement services custodial fee income noted below). During the Initial Period, the retirement services unit generated fee income of $439,000. The increase in retirement services fee income in 1995 is primarily attributable to an increase in non-recurring termination fees received in 1995, as well as the recognition of a full year of fee income associated with the WTS acquisition in 1995, as compared with only ten months of such fee income having been recognized in 1994.

     Fee income for all custody services provided by Danielson Trust for the years ended December 31, 1995 and 1994 was $537,000 and $427,000, respectively. The 25.8 percent increase in custody service fee income in 1995 over 1994 is primarily attributable to an increase in fees from new business in 1995, certain non-recurring termination fees, as well as the recognition of a full year of fee income associated with the WTS acquisition in 1995, as compared with only ten months of such fee income having been recognized in 1994. The fee income from custody services for the years ended December 31, 1995 and 1994 was primarily composed of revenues from CD (certificate of deposit) custodial services to broker-dealers and other financial institutions of $401,000 and $339,000, respectively. Approximately one percent of Danielson Trust's total 1995 and 1994 revenues was from each of mutual fund-related custody services and other retirement custody services. There was no custodial fee income in 1994 attributable to Danielson Trust's former parent, whereas fees from custody services related to HomeFed Bank generated all such fee income in the Initial Period.

     Net investment income was $135,000, $131,000 and $119,000 for the years ended December 31, 1995 and 1994 and the Initial Period, respectively. Danielson Trust's fixed maturity holdings are primarily in U.S. Government obligations.

     General and administrative expenses were $6.7 million, $5.4 million and $2.4 million for the years ended December 31, 1995 and 1994 and the Initial Period, respectively. Expenses relating to the integration of the WTS assets and operations substantially decreased in 1995 from 1994. However, expenses increased overall in 1995 over 1994, including expenses relating to marketing, data processing, system and other staffing upgrades. A non-recurring expense of $709,000 relating to the writedown of goodwill, as well as non-recurring expenses relating to the writedown of certain fixed assets and certain employee staff costs, also were reflected in 1995 expenses.

     As a result of expenses and changes necessitated by the WTS acquisition, as well as increased marketing expenses during the year, the net loss from operations of Danielson Trust in 1995 was $2 million (including the writedown of $709,000 of goodwill and $100,000 of amortization expense) compared to a net loss from operations of $624,000 for the year ended December 31, 1994 (including $86,000 of amortization expense). The net loss from operations during the Initial Period was $70,000.

Cash Flow from Trust Operations

     Operating cash flow of the Company's trust operations is primarily dependent upon fee income from trust services. Cash flows of the trust business also are influenced by factors affecting the trust industry generally, including market growth, competition and general economic conditions.

     Cash used in trust operating activities for the years ended December 31, 1995 and 1994 was $825,000 and $160,000, respectively; cash provided by trust operations for the Initial Period was $153,000. The increase in cash used in trust operations in 1995 was primarily attributable to significant costs necessitated by the WTS acquisition as well as accelerated marketing expenses. Management of the trust business anticipates that cash flow from operations may improve if sales and marketing efforts result in new fee income-generating business, as well as through additional operating efficiencies. Overall cash and invested assets, at fair value, at December 31, 1995, 1994 and 1993 were $1.8 million, $2.6 million and $2.8 million, respectively.

Liquidity and Capital Resources

          Danielson Trust requires liquid assets to meet the working capital needs of its continuing business. The primary source of these liquid assets are fees charged to Danielson Trust's trust clients. In connection with the cessation of fee revenues derived from HomeFed Bank-related business during the first half of 1994, as well as the incurrence by Danielson Trust since 1994 of significant costs for communications, computer equipment upgrades and unanticipated systems conversion expenses associated with the acquisition of the assets of WTS (see Note 2 of the Notes to Consolidated Financial Statements), DHC made a $300,000 unsecured intercompany loan to Danielson Trust in 1994 in the form of a promissory demand note, with quarterly interest payments at the annual rate of 7.75 percent. At December 31, 1995, the entire principal amount of the promissory demand note was outstanding. Danielson Trust is servicing such interest payments from fee revenues generated from its operations. DHC intends to refrain from making demand for payment of principal until such time as Danielson Trust has sufficient capital to make such payment. As of January 1, 1996, DHC agreed to make an additional unsecured loan to Danielson Trust in the principal amount of $600,000, bearing interest at the rate of prime plus one percent, and to consider making additional such loans in the aggregate amount of $600,000 upon request of Danielson Trust. As of the date hereof, Danielson Trust has not borrowed any amount under such loan agreement. To the extent that timing differences exist between the collection of revenue and the actual payment of expenses, or where revenues generated by Danielson Trust's business are insufficient to cover its expenses, or to maintain compliance with regulatory capital requirements, the primary sources of funds to meet those obligations would be the sale of short term investments, additional intercompany loans, parent company capital contributions or financing provided by a third party.

          Historically, Danielson Trust has generated new business from direct marketing efforts of Danielson Trust's officers, referrals from independent professionals, and referrals from and captive business of its former parent's company, HomeFed Bank. As noted above, the HomeFed Bank-related appointments ceased entirely during 1994. In addition, since 1994 Danielson Trust has provided CD (certificate of deposit) custodial services to affiliated and unaffiliated broker-dealers, as well as other custodial services to an affiliated mutual fund. Virtually all of Danielson Trust's new business during 1995 and 1994 (apart from business associated with the acquisition of WTS) resulted from client and professional referrals, as well as from Danielson Trust's marketing efforts. Danielson Trust is hopeful that significant growth opportunities will be recognized in the near term through the development of enhanced product lines, continued operating efficiencies and a general improvement in the local economy.

          In accordance with California banking regulations, Danielson Trust has pledged assets with a fair value of $603,000 to the State as a reserve in connection with certain types of fiduciary appointments, the maximum amount of such reserves that may be required. State banking laws also regulate the nature of trust companies' investments of contributed capital and surplus, and generally restrict such investments to debt type investments in which banks also are permitted to invest. In order to satisfy such regulations, a majority of Danielson Trust's investments are in U.S. Government obligations and, as of December 31, 1995, Danielson Trust was in compliance with the foregoing requirements.


  4. THE COMPANY'S INVESTMENTS

          The amount and type of certain of the Company's investments are regulated by California insurance and banking laws and regulations. The Company's investment portfolio is composed primarily of fixed maturities and is weighted heavily toward investment grade short and medium term securities. The Company does not invest in high yield low investment grade securities. See Notes 1(I) and 6 of the Notes to Consolidated Financial Statements.

          The following table sets forth a summary of the Company's investment portfolio at December 31, 1995, by investment grade (dollars in thousands):

                                          COST    FAIR VALUE
                                        --------  ----------
     Investment by investment grade:
     Fixed maturities
       U.S. Government/Agency           $ 54,865    $ 56,715
       Mortgage-backed                    62,342      63,606
       Corporates (AAA to A)              48,324      49,869
       Corporates (BBB)                    2,137       2,300
        Subtotal-investment grade        167,668     172,490
       Other                                 105         105
         Total fixed maturities          167,773     172,595

     Equity securities                       256         629
                                        --------    --------
         Total                          $168,029    $173,224
                                        ========    ========

     Fixed maturities of the Company include mortgage-backed securities ("MBS") representing 36.9 percent and 34.7 percent of the Company's total fixed maturities at December 31, 1995 and 1994, respectively. All MBS held by the Company are issued by the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"), both of which are rated "Aaa" by Moody's Investors Services. Fannie Mae and Freddie Mac are public corporations that were created by Acts of Congress and which guarantee the principal balance of their securities. Fannie Mae also guarantees timely payment of principal and interest. One risk associated with MBS is the timing of principal payments on the mortgages underlying the securities. The amount of principal an MBS investor receives is dependent upon the amortization schedules and termination patterns (resulting from prepayments or defaults) of the mortgages included in the particular underlying pool of mortgages supporting the security purchased. Although the principal is guaranteed, the yield can vary depending upon the timing of the repayment of the principal balance, i.e. prepayment and interest rate risk. Fannie Mae and Freddie Mac also issue higher risk securities and true derivatives, however, these are not the type held by the Company. MBS may be composed of various types of bonds having different interest rates, maturities, as well as priorities to the cash flows of the underlying mortgages. MBS with sinking fund schedules are known as Planned Amortization Classes ("PAC") and Targeted Amortization Classes ("TAC"). The structures of PACs and TACs attempt to increase prepayment timing certainty, thereby minimizing prepayment and interest rate risk. MBS and callable bonds, in contrast to other bonds, are more sensitive to market value declines in a rising interest rate environment than to market value increases in a declining interest rate environment. This is primarily because of payors' increased incentive and ability to prepay principal and issuers' increased incentive to call bonds in a declining interest rate environment. NAICC's management does not believe that the inherent pre-payment risk in its portfolio is significant. However, management of NAICC believes that the potential impact of the interest rate risk on the Company's Consolidated Financial Statements could be significant because of the greater sensitivity of the MBS portfolio to market value declines and the classification of the entire portfolio as available-for-sale. The following table sets forth MBS held by the Company at December 31, 1995, by type of instrument (dollars in thousands):

                              1995                    1994
                     ----------------------  ----------------------
                     AMORTIZED  PERCENT OF   Amortized  Percent of
                       COST        TOTAL       Cost        Total
                     ----------------------------------------------
 Non-PAC/TAC           $18,679          30%    $18,697          29%
 PAC/TAC                43,663          70%     45,861          71%
                       -------         ---     -------         ---
                       $62,342         100%    $64,558         100%
                       =======         ===     =======         ===

  5.  RESULTS OF DHC'S OPERATIONS

Cash Flow from Parent-Only Operations

  Operating cash flow of DHC on a parent-only basis is primarily dependent upon the rate of return achieved on its investment portfolio and the payment of general and administrative expenses incurred in the normal course of business. For the years ended December 31, 1995, 1994 and 1993, cash used in parent-only operating activities was $1.7 million, $1.1 million and $2 million, respectively. Cash used in operations are primarily attributable to the parent-only net loss from operations for each year, adjusted for non-cash charges such as depreciation and amortization, and the operating working capital requirements of the holding company's business. Cash used in parent-only operations in 1995 increased $600,000 over 1994; cash used in parent-only operations in 1994 decreased $900,000 from 1993. The 1994 decrease resulted primarily from an increase in parent-only cash flow from an extraordinary item received in 1994 of $750,000. For information regarding the Company's operating subsidiaries' cash flow from operations, see "2. RESULTS OF NAICC'S OPERATIONS, Cash Flow from Insurance Operations" and "3. RESULTS OF DANIELSON TRUST COMPANY'S OPERATIONS, Cash Flow from Trust Operations."

Liquidity and Capital Resources

  For the year ended December 31, 1995, cash and investments of the Company (excluding NAICC and Danielson Trust) were approximately $11 million. As previously described, the primary use of funds was the payment of general and administrative expenses in the normal course of business. In addition, DHC used cash in the amount of approximately $286,000 for the purchase in 1995 of certain options to acquire 69,453 shares of DHC Common Stock from Junkyard Partners, L.P.

  DHC's sources of funds are its investments as well as dividends received from its subsidiaries. Various state insurance and banking law requirements restrict the amounts that may be transferred to DHC in the form of dividends from its insurance and trust company subsidiaries without prior regulatory approval. As a result of NAICC's having negative unassigned surplus, NAICC is not permitted to pay dividends in 1996 without prior regulatory approval. Danielson Trust was prohibited from making any distributions to DHC for a period of two years after the Acquisition Date (until March 1995). As a result of Danielson Trust's accumulated deficit in 1995, Danielson Trust is not permitted to pay dividends in 1996 without prior written consent of the State Banking Department. See Note 5 of the Notes to Consolidated Financial Statements.

  Current fixed maturity holdings of the Company (excluding NAICC and Danielson Trust) are in U.S. Treasury obligations and Agency bonds. For information regarding the Company's operating subsidiaries' liquidity and capital resources, see "2. RESULTS OF NAICC'S OPERATIONS, Liquidity and Capital Resources." and "3. RESULTS OF DANIELSON TRUST COMPANY'S OPERATIONS, Liquidity and Capital Resources."


  6.  ECONOMIC CONDITIONS

  Insurance Business.  Effective January 1, 1995, the workers' compensation
  ------------------
"minimum rate" law in California was eliminated and replaced with a new "open rating" law. This new open rating law significantly changed the way insurance companies price workers' compensation insurance in California from previous years. Under the new open rating law, the Workers' Compensation Insurance Rating Bureau of California (the "Bureau") is the designated statistical agent for the California Department of Insurance (the "Insurance Department") and continues to accumulate state wide loss and remuneration data. However, instead of promulgating final rates, the Bureau now only promulgates advisory pure premium rates. The pure premium rate is the loss and LAE portion of the final rate charged. Individual insurers may accept the Bureau pure premium rates or develop their own. Non-loss related expenses make up the other portion of the final rate charged. The Bureau does not make an advisory filing for the non-loss expense portion of the final rate.

  In 1995, 87 percent of NAICC's workers' compensation business was in the state of California. The favorable loss experience of the 1992, 1993 and 1994 loss years and the elimination of the minimum rate law have created a new and highly competitive environment in the California workers' compensation market. NAICC has filed premium rates with the Insurance Department which are based on the pure premium rates promulgated by the Bureau, which NAICC's management believes best reflects NAICC's actual loss costs and LAE. It continues to be the policy of NAICC to underwrite policies at prices which are expected to achieve an underwriting profit. Consequently, management of NAICC believes that its premium volume in the near term may continue to decrease because competitors may continue to be willing to price policies using pure premium rates which are below the average pure premium rates promulgated by the Bureau. NAICC plans to continue to increase its participation in other markets in order to offset a portion of the decline in workers' compensation premium.

  An improving economy is a usually favorable environment in which to write workers' compensation business because claim frequency tends to decline with increasing employment and payrolls. Premium assessments are based upon payroll. The California economy is experiencing an economic recovery evidenced by improving employment statistics. There also is evidence that fewer prominent insurers are willing to compete as aggressively on price which may lead to a higher overall price level at which NAICC believes it can profitably compete.

  Trust Business.  During 1995, the California economy continued to improve,
  --------------
resulting in increased employment statewide. The San Diego metropolitan area experienced a significant increase in employment over 1994 and, based upon the forecasts of the University of California, San Diego Economic Round Table, employment is predicted to continue to increase in 1996 by approximately three percent over 1995. Danielson

Trust believes that the increase in employment may result in additional funds becoming available for investment in trust products and services, particularly retirement services products, by corporate pension plans, as well as 401(k) participations for both new and existing plans. Danielson Trust intends to compete actively for new business opportunities that may develop in connection with the improvement in local economic conditions.

  Recent consolidations among major money centers and regional banks which are trust and fiduciary services providers in the San Diego area, including the proposed merger of Union Bank and The Bank of California, as well as the approved merger of Wells Fargo Bank and First Interstate Bank of California, are likely to have a significant impact on the trust and banking industries. Danielson Trust believes that this industry consolidation may provide it with the opportunity to acquire existing trust relationships involving clients seeking a relationship with a local trust company, rather than a "mega-bank". The industry consolidation also will increase competitive pressure on Danielson Trust, thereby heightening the importance of cost containment, product differentiation and development of additional services to maintain existing clients and attract new business.

  The decline in interest rates throughout 1995 had a positive effect on the investment industry's performance during the year. The above average performance of most equity and fixed income funds during 1995 resulted in increased fee income based on asset market values and fees for promotional expenses. As reflected in the table of annualized total returns below, strong stock and bond markets have contributed to Danielson Trust's ability to provide its investment clients with investment performance competitive with market indices. However, there can be no assurance that interest rates will continue to decline, that the stock and bond market will continue to rise, nor that Danielson Trust's investments will continue to perform positively.

  Danielson Trust's investment performance for 1995, as measured by the company's Equity and Fixed Income Funds scheduled below, was highly competitive with industry averages. As noted below, the Standard & Poor's 500 Stock Index ("S&P 500") in 1995 achieved a 37.5 percent increase over 1994. Danielson Trust's portfolio is more risk-averse than the S&P 500 and, therefore, did not reach the same levels as the S&P 500.

  The investment performance on an annualized total return basis for Danielson Trust's common trust funds for one, three and five years, and comparative market data, are as follows (Danielson Trust's funds marked with an asterisk (*)):

                                                                  ANNUALIZED TOTAL RETURNS
                                                      1-YEAR             3-YEAR              5-YEAR
                                                     --------            -------            --------
EQUITY FUNDS:

*PRIVATE TRUST COMMON STOCK FUND                        29.4%             16.0%                15.1%
*EMPLOYEE BENEFIT TRUST EQUITY FUND                     29.1%             14.7%                16.1%
  Standard & Poor's 500 Stock Index                             37.5%             15.3%                16.5%

FIXED INCOME FUNDS:

*PRIVATE TRUST INTERMEDIATE GOV'T FUND                  10.2%                -                    -
*EMPLOYEE BENEFIT TRUST INTERMEDIATE GOV'T FUND         10.1%                -                    -
  Lehman Bros. Mutual Fund 1-5 year U.S. Treasury               12.7%                -                    -

*PRIVATE TRUST FIXED INCOME FUND                        20.8%              7.6%                 9.5%
*EMPLOYEE BENEFIT TRUST FIXED INCOME FUND               18.9%              7.1%                 9.0%
*CHARITABLE POOLED INCOME FUND                          19.0%              8.0%                 9.2%
  Salomon 7-10 year AAA/AA Corp. Bond Index                     23.4%              9.8%                11.3%
  Lehman Bros. Corp. Bond Index                                 22.2%              9.6%                11.2%

*PRIVATE TRUST MUNICIPAL BOND                           12.8%              6.4%                 7.5%
  Lehman Bros. 7 year Municipal Bond Index                      14.1%              7.0%                 8.1%


  7.      AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS

  In December 1994, Statement of Position 94-6, "Disclosure of Certain Significant Risks and Uncertainties" ("SOP 94-6") was issued. SOP 94-6 is effective with respect to financial statements for fiscal years ending after December 15, 1995. SOP 94-6 requires the Company to include in its financial statements disclosures of certain risks and uncertainties relating to the nature of its operations, the use of estimates in the preparation of financial statements, and significant concentrations in certain aspects of the Company's operations. See Notes 1(J), 2, 4, 8 and 14 of the Notes to Consolidated Financial Statements.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 encourages all companies to adopt the new fair value based method of accounting for stock compensation plans in place of the intrinsic value method. In accordance with current accounting practice, the Company has elected to continue to use the intrinsic value method. However, the Company anticipates that its 1996 Consolidated Financial Statements will include pro forma disclosures of net income and earning per share computed as if the fair value based method had been applied. The Company plans to apply the provisions of SFAS 123 in its 1996 Consolidated Financial Statements.

  In November 1995, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (the "Special Report") permitting companies to reassess the appropriateness of the initial classifications of all securities held at that time and account for any resulting reclassifications at fair value in accordance with Statement 115. The initial application of the Special Report and any resulting one-time reclassifications is meant to occur as of a single date between November 15, 1995 and December 31, 1995, rather than over a number of days during that period. Such reclassification will not affect the Company's intent to hold other debt securities to maturity in the future. In connection with the implementation of Statement 115, at December 1, 1995, the Company reclassified all of its held-to-maturity securities to the available-for-sale security category at an amortized cost of $139.9 million. See Notes 1(B) and 6 of the Notes to Consolidated Financial Statements.

  At December 31, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). Upon the adoption of SFAS 121, a pre-tax impairment loss of $709,000 was reported as a component of income from continuing operations before income taxes. See Notes 1(E) and 2 of the Notes to Consolidated Financial Statements.

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (In thousands, except share and per share information)


                                               For the years ended December 31,
                                              -----------------------------------
                                                 1995        1994         1993
                                              ----------  -----------  ----------
REVENUES:
 Gross premiums earned                         $ 76,688     $106,552    $ 91,836
 Ceded premiums earned                          (16,140)     (13,261)     (5,784)
                                               --------     --------    --------
 Net premiums earned                             60,548       93,291      86,052
 Trust fee income                                 4,475        4,646       2,264
 Net investment income                           13,161       11,853      13,302
 Net realized investment gains (Note 6)             208           24         462
 Other income                                     1,689          526         317
                                               --------     --------    --------
  TOTAL REVENUES                                 80,081      110,340     102,397
                                               --------     --------    --------
LOSSES AND EXPENSES:
 Gross losses and loss adjustment expenses       63,543       82,025      74,398
 Ceded losses and loss adjustment expenses      (14,828)     (14,510)     (8,498)
                                               --------     --------    --------
 Net losses and loss adjustment expenses         48,715       67,515      65,900

 Policyholder dividends                             137        6,043       3,615
 Policy acquisition expenses                     13,391       18,677      16,993
 General and administrative expenses             15,402       14,792      12,835
 Interest expense                                     -           65         233
                                               --------     --------    --------
  TOTAL LOSSES AND EXPENSES                      77,645      107,092      99,576
                                               --------     --------    --------
Income before provision for income tax
 and extraordinary item[s]                        2,436        3,248       2,821
Income tax provision                                120          103          75
                                               --------     --------    --------
Income before extraordinary item[s]               2,316        3,145       2,746
 Extraordinary item[s] (Note 13)                      -          750         488
                                               --------     --------    --------
NET INCOME                                     $  2,316     $  3,895    $  3,234
                                               ========     ========    ========


EARNINGS PER SHARE OF COMMON STOCK
 AND COMMON EQUIVALENT SHARE:
 Income before extraordinary item[s]           $   0.14     $   0.20    $   0.17
 Extraordinary item[s]                                -         0.05        0.03
                                               --------     --------    --------
NET INCOME                                     $   0.14     $   0.25    $   0.20
                                               ========     ========    ========

          See accompanying Notes to Consolidated Financial Statements.

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
            (In thousands, except share and per share information)

                                                                               December 31,
                                                                            -------------------
                                                                              1995       1994
                                                                            --------   --------
ASSETS:
 Fixed maturities:
  Available-for-sale at fair value (Cost: $167,773 and $33,020)             $172,595   $ 32,450
  Held-to-maturity at amortized cost
     (Fair value: $0 and $134,843)                                                 -    145,331
 Equity securities at fair value (Cost: $256 and $256)                           629        548
 Other investments at fair value (Cost: $0 and $256)                               -        250
 Short term investments, at cost which approximates fair value                 8,570      3,184
                                                                            --------  ---------
     TOTAL INVESTMENTS                                                       181,794    181,763


 Cash                                                                            605        342
 Accrued investment income                                                     2,718      2,903
 Premiums and fees receivable, net of allowances
     of $157 and $323                                                          8,826     17,061
 Reinsurance recoverable on paid losses, net of allowances
     of $388 and $675                                                          1,828      6,108
 Reinsurance recoverable on unpaid losses,
     net of allowances of $425 and $425                                       21,112     17,705
 Prepaid reinsurance premiums                                                  2,226      2,713
 Property and equipment, net of accumulated depreciation
     of $6,849 and $5,807                                                      4,159      5,174
 Deferred acquisition costs                                                    1,045      2,204
 Excess of cost over net assets acquired                                       2,657      3,513
 Other assets                                                                    954      1,043
                                                                            --------  ---------
     TOTAL ASSETS                                                           $227,924   $240,529
                                                                            ========  =========

LIABILITIES AND STOCKHOLDERS' EQUITY:

 Unpaid losses and loss adjustment expenses                                 $137,406   $146,330
 Unearned premiums                                                             8,563     14,328
 Policyholder dividends                                                        4,664      6,280
 Reinsurance premiums payable                                                  1,707      1,679
 Funds withheld on ceded reinsurance                                           1,534      1,810
 Other liabilities                                                             4,229      7,784
                                                                            --------   --------
     TOTAL LIABILITIES                                                       158,103    178,211


 Preferred Stock ($0.10 par value; authorized 10,000,000 shares;
     none issued and outstanding)                                                  -          -
 Common Stock ($0.10 par value; authorized 20,000,000 shares;
     issued 15,370,894 shares and 15,370,894 shares;
     outstanding 15,360,255 shares and 15,360,270 shares)                      1,537      1,537
 Additional paid-in capital                                                   46,131     46,417
 Net unrealized gain (loss) on available-for-sale securities                   5,195       (278)
 Retained earnings                                                            17,024     14,708
 Treasury stock (Cost of 10,639 shares and 10,624 shares)                        (66)       (66)
                                                                            --------   --------
     TOTAL STOCKHOLDERS' EQUITY                                               69,821     62,318
                                                                            --------   --------

 Commitments and contingencies

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $227,924   $240,529
                                                                            ========   ========

          See accompanying Notes to Consolidated Financial Statements.

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (In thousands, except share amoun

                                                            For the years ended December 31,
                                                        ----------------------------------------
                                                            1995          1994          1993
                                                        ------------  ------------  ------------
COMMON STOCK
 Balance, beginning of year                             $     1,537   $     1,511   $     1,511
 Exercise of options to purchase Common Stock                     -            26             -
                                                        -----------   -----------   -----------
 Balance, end of year                                         1,537         1,537         1,511
                                                        -----------   -----------   -----------
ADDITIONAL CAPITAL PAID-IN
 Balance, beginning of year                                  46,417        45,669        45,669
 Exercise of options to purchase Common Stock                     -           748             -
 Retirement of stock options                                   (286)            -             -
                                                        -----------   -----------   -----------
 Balance, end of year                                        46,131        46,417        45,669
                                                        -----------   -----------   -----------
NET UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE
 SECURITIES
 Balance, beginning of year                                    (278)          855            15
 Net unrealized gain on the date of reclassification
  of available-for-sale securities (Note 6)                   2,880             -             -
 Net increase (decrease)                                      2,593        (1,133)          840
                                                        -----------   -----------   -----------
 Balance, end of year                                         5,195          (278)          855
                                                        -----------   -----------   -----------
RETAINED EARNINGS
 Balance, beginning of year                                  14,708        10,813         7,579
 Net income                                                   2,316         3,895         3,234
                                                        -----------   -----------   -----------
 Balance, end of year                                        17,024        14,708        10,813
                                                        -----------   -----------   -----------
TREASURY STOCK
 Balance, beginning of year                                     (66)          (10)          (10)
 Purchased during year                                            -           (56)            -
                                                        -----------   -----------   -----------
 Balance, end of year                                           (66)          (66)          (10)
                                                        -----------   -----------   -----------

   TOTAL STOCKHOLDERS' EQUITY                           $    69,821   $    62,318   $    58,838
                                                        ===========   ===========   ===========

COMMON STOCK, SHARES
 Balance, beginning of year                              15,370,894    15,112,984    15,112,984
 Exercise of options to purchase Common Stock                     -       257,910             -
                                                        -----------   -----------   -----------
 Balance, end of year                                    15,370,894    15,370,894    15,112,984
                                                        ===========   ===========   ===========
TREASURY STOCK, SHARES
 Balance, beginning of year                                  10,624         2,733         2,726
 Purchased during year                                           15         7,891             7
                                                        -----------   -----------   -----------
 Balance, end of year                                        10,639        10,624         2,733
                                                        ===========   ===========   ===========

          See accompanying Notes to Consolidated Financial Statements.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                                   -----------------------------------
                                                                      1995         1994        1993
                                                                   -----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                         $  2,316    $  3,895    $  3,234
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
  Net realized investment gains                                          (208)        (24)       (462)
  Depreciation and amortization                                         2,455       1,952       1,783
  Change in other invested asset                                            -        (205)     (3,104)
  Change in accrued investment income                                     185        (702)        434
  Change in premiums and fees receivable                                8,235       1,889        (787)
  Change in reinsurance recoverables                                    4,280      (2,883)      1,014
  Change in reinsurance recoverable on unpaid losses                   (3,407)        551       2,310
  Change in prepaid reinsurance premiums                                  487         (48)     (2,159)
  Change in deferred acquisition costs                                  1,159          (8)         (7)
  Change in unpaid losses and loss adjustment expenses                 (8,924)      8,851      12,088
  Change in unearned premiums                                          (5,765)     (2,174)      4,060
  Change in policyholder dividends payable                             (1,616)     (3,501)     (1,042)
  Change in reinsurance payables and funds withheld                      (248)         60          91
  Other, net                                                           (3,437)      2,355        (571)
                                                                     --------    --------    --------

   Net cash provided by (used in) operating activities                 (4,488)     10,008      16,882
                                                                     --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales:
   Fixed income maturities                                                  -           -         242
   Fixed income maturities available-for-sale                           8,194       3,239           -
   Equity securities                                                        -          14           -
   Other investments                                                      433           -           -
  Investments, matured or called:
   Fixed income maturities held-to-maturity                             5,875      24,551      27,421
   Fixed income maturities available-for-sale                          23,732       3,937           -
  Investments purchased:
   Fixed income maturities held-to-maturity                              (835)    (32,906)    (51,204)
   Fixed income maturities available-for-sale                         (26,455)    (25,119)          -
   Equity securities                                                        -           -          (5)
   Other investments                                                     (105)       (250)          -
  Purchases of property and equipment                                    (416)       (907)       (637)
  Proceeds of other invested asset                                          -      19,531           -
                                                                     --------    --------    --------

   Net cash provided by (used in) investing activities                 10,423      (7,910)    (24,183)
                                                                     --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Acquisition of Danielson Trust (net of cash acquired of $208)             -           -      (4,403)
  Acquisition of Western Trust Services                                     -      (2,505)          -
  Paydown of bank loan                                                      -      (2,250)     (1,000)
  Capital lease obligation                                                  -         (96)       (180)
  Change in loans to trust accounts                                         -         165        (147)
  Purchase of treasury stock                                                -         (56)          -
  Retirement of stock options                                            (286)          -           -
  Proceeds of exercise of options to purchase
   Common Stock                                                             -         774           -
                                                                     --------    --------    --------

   Net cash (used in) financing activities                               (286)     (3,968)     (5,730)
                                                                     --------    --------    --------

Net increase (decrease) in cash and short term investments              5,649      (1,870)    (13,031)

Cash and short term investments at beginning of year                    3,526       5,396      18,427
                                                                     --------    --------    --------

CASH AND SHORT TERM INVESTMENTS AT END OF YEAR                       $  9,175    $  3,526    $  5,396
                                                                     ========    ========    ========

          See accompanying Notes to Consolidated Financial Statements.

                         DANIELSON HOLDING CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1995 AND 1994

1)   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-

     FORMATION AND ORGANIZATION

     Danielson Holding Corporation ("DHC") is a holding company organized under the General Corporation Law of the State of Delaware. DHC owns all of the voting stock of Mission American Insurance Company ("MAIC"). MAIC owns 100 percent of the voting stock of KCP Holding Company ("KCP"), Danielson Indemnity Company and Danielson Reinsurance Corporation. KCP owns 100 percent of the common stock of National American Insurance Company of California ("NAICC"), DHC's principal operating insurance subsidiary. NAICC owns 100 percent of the common stock of Danielson Insurance Company ("DIC") and Danielson National Insurance Company ("DNIC"). In March 1993, DHC acquired 100 percent of the common stock of Danielson Trust Company ("Danielson Trust"). See also Note 2 "ACQUISITION OF DANIELSON TRUST COMPANY." For a description of the Company's operations by industry segment, see Note 14 of the Notes to Consolidated Financial Statements.

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.   BASIS OF PRESENTATION

     The accompanying Consolidated Financial Statements of DHC and subsidiaries (collectively with DHC, the "Company") have been prepared in accordance with generally accepted accounting principles. All material transactions among consolidated companies are eliminated. Certain prior year amounts have been reclassified to conform with the current year's financial statement presentation.

     B.   INVESTMENTS

     The Company classifies its debt and equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Securities which are classified as "trading" are bought and held principally for sale in the near term. Securities which are classified as "held-to-maturity" are securities which the Company has the ability and intent to hold until maturity. All other securities, which are not classified as either trading or held-to-maturity, are classified as "available-for-sale."

     Fixed maturities classified as available-for-sale are recorded at fair value. Fixed maturities classified as held-to-maturity are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Amortization and accretion of premiums and discounts on collateralized mortgage obligations are adjusted for principal paydowns and changes in expected maturities. Net unrealized gains or losses on fixed maturities classified as available-for-sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Net unrealized gains or losses associated with transfers of fixed maturities classified as held-to-maturity to fixed maturities classified as available-for-sale are recorded as a separate component of stockholders' equity. The net unrealized gains or losses on fixed maturities included in the separate component of stockholders' equity for fixed maturities transferred from the classification of available-for-sale to held-to-maturity are amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. The Company does not hold any fixed maturities that are classified as trading. In December 1995, the Company reclassified its entire held-to-maturity portfolio to available-for-sale under a one-time provision permitted by the Financial Accounting Standards Board. No deferred tax benefit or liability has been provided for unrealized appreciation and depreciation due to the anticipated availability of the Company's net operating tax loss carryforwards.

     A decline in the market value of any available-for-sale or held-to-maturity security below cost which is deemed to be other than temporary is charged to earnings, resulting in the establishment of a new cost basis for such security.

     Premiums and discounts of fixed maturities that are classified as held-to-maturity securities are amortized or accreted based on the effective interest method. Dividend and interest income are recognized when earned. The cost of securities sold is determined using the specific identification method.

     Equity securities are stated at fair value, and any increase or decrease from cost is reflected in stockholders' equity as unrealized gain or loss.

     Short term investments are stated at cost which approximates fair value. Investments having an original maturity of three months or less from the time of purchase have been classified as "short term investments."

     C.  PROPERTY-CASUALTY INSURANCE ACCOUNTING

        1.  REVENUE RECOGNITION

     Earned premium income is recognized ratably over the contract period of an insurance policy. A liability is established for unearned insurance premiums representing the portion of premiums that is applicable to the unexpired terms of policies in force. Premiums earned include an estimate for earned but unbilled workers' compensation premiums. Premiums earned but unbilled and included in premiums receivable were $1.9 million and $2.7 million at December 31, 1995 and 1994, respectively.

        2.  UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

     Unpaid losses and loss adjustment expenses ("LAE") are based on estimates of reported losses, historical Company experience of losses reported by reinsured companies for insurance assumed from such insurers, and estimates based on historical Company and industry experience for unreported claims. Management believes that the provisions for unpaid losses and LAE are adequate to cover the cost of losses and LAE incurred to date. However, such liability is, by necessity, based upon estimates, which may change in the near term, and there can be no assurance that the ultimate liability will not exceed such estimates.

        3.  REINSURANCE

     In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events which cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers.

     The Company accounts for its reinsurance contracts which provide indemnification by reducing premiums earned by the amounts paid to the reinsurer and establishing recoverable amounts for paid and unpaid losses and LAE ceded to the reinsurer. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. The Company accounts for its reinsurance contracts having limited risk as financing agreements by establishing deposits for the premiums. Contracts pursuant to which it is not reasonably possible that the reinsurer may realize a significant loss from the insurance risk generally do not meet conditions for reinsurance accounting and are accounted for as deposits. For the years ended December 31, 1995 and 1994, the Company had no reinsurance contracts which were accounted for as financing agreements. See Note 3 "REINSURANCE."

        4. DEFERRED ACQUISITION COSTS

     Deferred acquisition costs, consisting principally of commissions and premium taxes paid at the time of issuance of a policy, are deferred and amortized over the period during which the related premiums are earned. Deferred acquisition costs are limited to the estimated future profit, based on the anticipated losses and LAE (based on historical experience), maintenance costs, policyholder dividends, and anticipated investment income. The amortization of deferred acquisition costs charged to operations in 1995, 1994 and 1993 was $9.1 million, $13.7 million and $14.8 million, respectively.

        5. POLICYHOLDER DIVIDENDS

     Policyholder dividends represent management's estimate of amounts to be paid on participating policies which share in positive underwriting results, based on the type of policy plan. Participating policies represent approximately 34 percent, 79 percent and 75 percent of direct written premiums for the years ended December 31, 1995, 1994 and 1993, respectively. An estimated provision for policyholder dividends is accrued during the period in which the related premium is earned. These estimated dividends do not become legal liabilities unless and until declared by the Board of Directors of NAICC.

     D.  TRUST ACCOUNTING

     Trust fee income is earned as services are rendered. Trust fees may be based upon either a flat fee or the cost or market value of assets under administration. The Consolidated Financial Statements of the Company do not include the fiduciary assets of Danielson Trust.

     E.  EXCESS OF COST OVER NET ASSETS ACQUIRED

     Until December 31, 1995, the excess of the acquisition cost over the net assets of businesses acquired (goodwill) was being amortized using the straight-line method over a period of 25 years. Recoverability of goodwill is evaluated when a change in circumstances or events indicates that the carrying amount of such asset may not be recoverable. As of January 1, 1996, the Company changed its estimated amortization period for existing balances of previously recorded goodwill from 25 years to 15 years. The amortization of goodwill over a period of 15 years will result in an annual charge to operations of approximately $177,000. The amortization of goodwill charged to operations in 1995 and 1994 was approximately $147,000 and $134,000, respectively. See Note 2 "ACQUISITION OF DANIELSON TRUST COMPANY."

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") in 1995. Under SFAS 121, long-lived assets, certain identifiable intangibles and goodwill related to such assets to be held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of such asset may not be recoverable. SFAS 121 requires that recoverability be based on estimated future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. An impairment loss is recognized if the sum of the expected future cash flows in each of the anticipated carrying years is less than the carrying amount of such asset, in which case the basis in such asset is reduced to its fair value. The 1995 net operating losses of Danielson Trust required the Company to assess the recoverability and amortization of goodwill associated with the original acquisition of Danielson Trust and the subsequent acquisition of the WTS assets. Based upon this assessment, the Company has valued Danielson Trust at slightly in excess of one times the annual revenues. At December 31, 1995, the effect on the Company of its adoption of SFAS 121 was to reduce the carrying amount of the remaining goodwill by $709,000, to $2.7 million. The writedown is included in general and administrative expenses.

     F.  PROPERTY AND EQUIPMENT

     Property and equipment, which include data processing hardware and software and leasehold improvements, are carried at historical cost less accumulated depreciation. Depreciation of property and equipment is provided over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the estimated useful lives of the assets or over the term of the leases, whichever is shorter. The useful lives of all property and equipment range from three to 12 years.

     G.  INCOME TAXES

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases thereof. Deferred tax assets and liabilities are measured using enacted tax rates which are expected to apply to taxable income in the years in which those temporary differences are anticipated to be recovered or settled, and are limited, through a valuation allowance, to the amount realizable. See Note 8 "INCOME TAXES."

     H.  PER SHARE DATA

     Per share data is based on the weighted average number of shares of common stock of DHC, par value $0.10 per share ("Common Stock") outstanding during each year. Earnings per share computations, as calculated under the treasury stock method, include the average number of shares of additional outstanding Common Stock issuable for stock options, whether or not currently exercisable. Such average shares were 15,989,055, 15,938,018 and 15,847,682 for the years ended December 31, 1995, 1994 and 1993, respectively.

     I.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of the Company's cash and short term investments approximate fair value because of the short term maturity of those investments. The fair values of the Company's debt security instruments and equity security investments are based on quoted market prices as of December 31, 1995. The fair value of all other financial instruments approximates their respective carrying value. See Note 6 "INVESTMENTS."

     J.  USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from such estimates.


2)   ACQUISITION OF DANIELSON TRUST COMPANY

     In March 1993, DHC completed the acquisition of 100 percent of the common stock of Danielson Trust Company ("Danielson Trust") from a subsidiary of the Resolution Trust Corporation. Danielson Trust formerly was known, prior to November 13, 1993, as HomeFed Trust. Danielson Trust is a California corporation that has been chartered by the California State Banking Department to provide trust and fiduciary services since 1977. The operations of Danielson Trust include private trust, retirement services (formerly known as employee benefit trust) and custodial services.

     The acquisition of Danielson Trust has been accounted for as a purchase; the purchase price of $4.6 million paid by DHC for the Danielson Trust stock, including legal fees and other related acquisition expenses, was allocated to the identifiable net assets of Danielson Trust based upon their estimated relative fair values. In connection with the acquisition, DHC acquired net assets with a fair value of $3.4 million. Approximately $1.2 million of cost in excess of net assets acquired was recorded in connection with the purchase and, through December 31, 1995, was being amortized using the straight-line method over 25 years. In February 1994, Danielson Trust completed the acquisition of the assets of the Western Trust Services ("WTS") division of Grossmont Bank, for a purchase price of $2.5 million which, prior to January 1, 1996, was being amortized over a period of 25 years. As of January 1, 1996, the Company changed its estimated period of amortization for existing balances of previously recorded goodwill from a period of 25 years to a period of 15 years.


3)   REINSURANCE

     Reinsurance is the transfer of risk, by contract, from one insurance company to another for consideration (premium). Reinsurance contracts do not relieve an insurance company of its obligations to policyholders. The failure of reinsurers to honor their obligations could result in losses to NAICC; consequently, allowances are established for amounts which are deemed uncollectable. NAICC evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

     NAICC cedes reinsurance on an excess of loss basis for workers' compensation risks in excess of $400,000 and generally for all other risks in excess of $150,000. NAICC also cedes 50 percent of its private passenger automobile business on a quota share basis. The effect of reinsurance on premiums written reflected in the Company's Consolidated Financial Statements is as follows (dollars in thousands):

                     For the years ended December 31,
                       1995        1994       1993
                     ---------  ----------  ---------
      Direct         $ 70,949    $104,379    $95,896
      Ceded           (15,654)    (13,310)    (7,943)
                     --------    --------    -------
      Net premium    $ 55,295    $ 91,069    $87,953
                     ========    ========    =======

     As of December 31, 1995, NAICC had paid $5.5 million in losses and LAE relating to an environmental claim filed by Hughes Aircraft (the "Hughes Claim"). The Hughes Claim alleged that environmental damages occurred continuously over a period of approximately 34 years. NAICC assumed a general liability policy issued to Hughes Aircraft for three of those years. The Hughes Claim liability is reinsured in each of such three years under various contracts involving numerous reinsurance companies; of the $5.3 million ceded, $5.2 million was disputed by the reinsurers. NAICC commenced arbitration proceedings relating to $2.9 million and litigation proceedings relating to $2.3 million in order to collect amounts due NAICC. In April 1993, the arbitration proceedings were concluded and NAICC was awarded $684,000. NAICC received payment of the entire amount of the arbitration award by January 1994. In December 1995, the litigation proceedings were concluded and NAICC received payment of the $2.3 million at issue in such proceedings plus $840,000 of accumulated interest thereon.

     In March 1994, NAICC received $19.5 million of commutation value under an Excess of Loss Agreement with Great American Insurance Company ("GAIC") entered into in 1988. Under that agreement, GAIC agreed to provide $26 million of reinsurance coverage for the ultimate net aggregate losses and allocated LAE relating to policyholder liabilities on business written by MAIC after March 31, 1985 that NAICC assumed from MAIC. The agreement included timing restrictions on the reinsurance payments to be made by GAIC to NAICC. Because of the limited amount of risk transferred, this transaction was accounted for as a financing agreement and, at

December 31, 1993, the $11 million premium payment by NAICC to GAIC, together with accrued interest of $8.3 million, was classified as an "other invested asset." In accordance with the terms of the agreement, NAICC exercised the commutation provision in January 1994. The decision to exercise the commutation was made in 1993, at a time when the 5-year U.S. Treasury interest rate (upon which the commutation value of the agreement was dependent) had declined significantly. The decline in this interest rate had the effect of increasing the value of commutation over the amount previously recorded for such asset. It was not possible to have foreseen the level of interest rates which prompted the decision to commute the agreement and, therefore, the increased value of the commutation, in the amount of $1.7 million, was recognized in 1993. Additionally, interest income of $205,000 and $1,504,000 was recognized in 1994 and 1993, respectively, representing the accretion of interest income for the original expected term and under the inherent interest rate in the agreement.

     As of December 31, 1995, General Reinsurance Corporation ("GRC") and Munich American Reinsurance Company ("MARC") were the only reinsurers that comprised more than ten percent of NAICC's reinsurance recoverable on paid and unpaid claims. At December 31, 1995, NAICC had reinsurance recoverables on paid and unpaid claims of $10 million from GRC and $9.8 million from MARC.


4)   UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

     The following chart summarizes the activity in NAICC's liability for unpaid losses and LAE during the three most recent fiscal years (dollars in thousands):

                                           For the years ended December 31,
                                          -----------------------------------
                                             1995        1994        1993
                                          ----------  ----------  -----------

Net unpaid losses and LAE at January 1     $128,625    $119,223     $104,825
                                           --------    --------     --------
Incurred related to:
 Current year                                45,592      67,131       65,157
 Prior years                                  3,123         384          743
                                           --------    --------     --------

Total incurred                               48,715      67,515       65,900
                                           --------    --------     --------
Paid related to:
 Current year                               (14,464)    (15,849)     (11,852)
 Prior years                                (46,582)    (42,264)     (39,650)
                                           --------    --------     --------

Total paid                                  (61,046)    (58,113)     (51,502)
                                           --------    --------     --------
Net unpaid losses and LAE at
 December 31                                116,294     128,625      119,223
 Plus:  reinsurance recoverables             21,112      17,705       18,256
                                           --------    --------     --------
Gross unpaid losses and LAE at
 December 31                               $137,406    $146,330     $137,479
                                           ========    ========     ========

  The losses and LAE incurred in 1995 relating to prior years are primarily attributable to claims from business which is in run-off. Two claims comprise substantially all of the losses and LAE incurred related to prior years: one being a claim for asbestosis exposure, which was settled in 1995 in the form of a policy buy back; the other, a construction defect claim in which a court decision was contrary to previously established case law.

  NAICC has claims relating to environmental cleanup against policies issued prior to 1980 which are currently in run-off. The principal exposure arises from direct excess and primary policies of business in run-off, the obligations of which were assumed by NAICC. These excess and primary claims are relatively few in number and have policy limits of between $50,000 and $1,000,000, with reinsurance generally above $500,000. NAICC also has environmental claims primarily associated with participation in excess of loss reinsurance contracts assumed by NAICC. These reinsurance contracts have relatively low limits, generally less than $25,000, and estimates of unpaid losses are based on information provided by the primary insurance company.

  The unpaid losses and LAE related to environmental cleanup is established based upon facts currently known and the current state of the law and coverage litigation. Liabilities are estimated for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific contract of insurance or reinsurance and management can reasonably estimate its liability. Liabilities for unknown claims and development of reported claims are included in NAICC's bulk unpaid losses. The liability for unknown or unreported claims is not estimated to be material based on historical reporting experience. The liability for the development of reported claims is based on estimates of the range of potential losses for reported claims in the aggregate as well as currently established case estimates and industry development factors for reported claims. Estimates of liabilities are reviewed and updated continually and exposure exists in excess of amounts which are currently recorded which could be material. However, management of NAICC does not expect that liabilities associated with these types of claims will result in a material adverse effect on future liquidity or financial position. Liabilities such as these are based upon estimates and there can be no assurance that the ultimate liability will not exceed such estimates. Additionally, significant uncertainty exists about the outcome of coverage litigation which can impact current estimates. As of December 31, 1995, NAICC's net unpaid losses and LAE relating to environmental claims were $4.1 million.


5)  REGULATION, DIVIDEND RESTRICTIONS AND STATUTORY SURPLUS

  DHC's insurance subsidiaries are regulated by various states and prepare their financial statements in accordance with statutory accounting principles. NAICC prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the California Department of Insurance (the "Insurance Department"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (the "Association"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. As of December 31, 1995 and 1994, DHC's operating insurance subsidiaries reported statutory capital and surplus of $44.9 million and $39.7 million, respectively. The combined statutory net income for DHC's operating insurance subsidiaries, as reported to the regulatory authorities for the years ended December 31, 1995, 1994 and 1993, was $4.8 million, $2.2 million and $2.8 million, respectively. The Insurance Department is currently conducting a routine examination of the statutory basis financial statements of NAICC, DNIC and DIC as of December 31, 1995 and has disclosed no findings to date.

  In December 1993, the Association adopted a model for determining the risk based capital ("RBC") requirements for property and casualty insurance companies. Under the RBC model, property and casualty insurance companies are required to report their RBC ratios based on their latest statutory annual statements as filed with the regulatory authorities. NAICC has calculated its RBC requirement under the Association's model, and has capital in excess of any regulatory action or reporting level.

  Insurance companies are subject to insurance laws and regulations established by the states in which they transact business. The agencies established pursuant to these state laws have broad administrative and supervisory powers relating to the granting and revocation of licenses to transact insurance business, regulation of trade practices, establishment of guaranty associations, licensing of agents, approval of policy forms, premium rate filing requirements, reserve requirements, the form and content of required regulatory financial statements, periodic examinations of insurers' records, capital and surplus requirements and the maximum concentrations of certain classes of investments. Most states also have enacted legislation regulating insurance holding company systems, including with respect to acquisitions, extraordinary dividends, the terms of affiliate transactions and other related matters. DHC and its insurance subsidiaries have registered as a holding company system pursuant to such legislation in California and routinely report to other jurisdictions. The Association has formed committees and appointed advisory groups to study and formulate regulatory proposals on such diverse issues as the use of surplus debentures, accounting for reinsurance transactions and the adoption of RBC requirements. It is not possible to predict the impact of future state and federal regulation on the operations of the Company.

  Under the California Insurance Code, NAICC is prohibited from paying, other than from accumulated earned surplus, shareholder dividends which exceed the greater of net income or ten percent of statutory surplus without prior approval of the Insurance Department. As a result of NAICC's negative unassigned surplus, NAICC is not permitted to pay dividends in 1996 without prior regulatory approval.

  DHC's trust subsidiary, Danielson Trust, is regulated by the California Banking Department (the "Banking Department"). Danielson Trust is required by state banking law to report its financial position to the Banking Department on a quarterly basis, and to maintain compliance with regulatory capital requirements. State banking law, and through March 1995 the terms of the Department's approval of DHC's acquisition of Danielson Trust, restrict the amount of dividends that Danielson Trust may transfer to DHC without prior regulatory approval. The Banking Department performs an examination, in each 24-month period, of the trust company's financial statements for the most recently completed fiscal year. The most recent such State examination of Danielson Trust was performed as of September 30, 1994. The examination had no effect on the financial position of Danielson Trust.


6)  INVESTMENTS

     In compliance with state insurance and banking laws and regulations, securities with a fair value of approximately $119.6 million and $94.6 million at December 31, 1995 and 1994, respectively, were on deposit with various states or governmental regulatory authorities. In addition, at December 31, 1995 and 1994, respectively, investments with a fair value of $4.7 million and $5.4 million were held in trust or as collateral under the terms of certain reinsurance treaties and letters of credit; short term investments of $133,000 in each of the years ended December 31, 1995 and 1994 are pledged to regulatory authorities and are restricted as to use.

     Net realized investment gains (losses) in 1995, 1994 and 1993 were as follows (dollars in thousands):

                      For the years ended December 31,
                      --------------------------------
                         1995       1994      1993
                         -----     -----     ------
Fixed maturities         $ 130     $  20     $ 473
Equity securities            -         4         -
Other investments           78         -         -
Other                        -         -       (11)
                         -----     -----     -----
 Net realized gain       $ 208     $  24     $ 462
                         =====     =====     =====

     Gross realized gains relating to fixed maturities were $217,000, $36,000 and $473,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Gross realized losses relating to fixed maturities were $87,000 and $16,000 for the years ended December 31, 1995 and 1994, respectively. There were no gross realized losses relating to fixed maturities for the year ended December 31, 1993. There were neither gross realized gains nor gross realized losses relating to equity securities for the years ended December 31, 1995 and 1993. Gross realized gains relating to equity securities were $4,000 for the year ended December 31, 1994. Gross realized gains relating to other investments were $78,000 for the year ended December 31, 1995. There were neither gross realized gains nor gross realized losses relating to other investments for the years ended December 31, 1994 and 1993.

     Net investment income for the past three years was as follows (dollars in thousands):

                             For the years ended December 31,
                             --------------------------------
                                1995       1994       1993
                             ----------  ---------  ---------
Fixed maturities                $12,442    $11,616    $ 9,862
Equity securities                     -          -          -
Short term investments              219        216        362
Other, net                          899        247      3,164
                                -------    -------    -------
 Total investment income         13,560     12,079     13,388
Less:  Investment expense           399        226         86
                                -------    -------    -------
 Net investment income          $13,161    $11,853    $13,302
                                =======    =======    =======

     During 1995, all of the securities held by the Company were income producing.

     There were no investments with a carrying value greater than ten percent of stockholders' equity as of December 31, 1995 or 1994.

     The amortized cost, unrealized gains, unrealized losses and fair value at December 31, 1995 and 1994, respectively, for available-for-sale and held-to-maturity securities, categorized by type of security, were as follows (dollars in thousands):

                                                              DECEMBER 31, 1995
                                                 -------------------------------------------
                                                  Cost or
                                                 Amortized  Unrealized  Unrealized    Fair
                                                   Cost        Gain        Loss      Value
                                                 ---------  ----------  ----------  --------
Investments classified as available-for-sale:

Fixed maturities:
 U.S. Government/Agency                           $ 54,865      $1,854        $  4  $ 56,715
 Mortgage-backed                                    62,342       1,536         272    63,606
 Corporate                                          50,566       1,729          21    52,274
                                                  --------      ------        ----  --------
  Total fixed maturities                           167,773       5,119         297   172,595
Equity securities                                      256         373           -       629
                                                  --------      ------        ----  --------
Total available-for-sale                          $168,029      $5,492        $297  $173,224
                                                  ========      ======        ====  ========

                                                                 December 31, 1994
                                                    -------------------------------------------
                                                     Cost or
                                                    Amortized  Unrealized  Unrealized    Fair
                                                      Cost        Gain        Loss      Value
                                                    ---------  ----------  ----------  --------
Investments classified as available-for-sale:

Fixed maturities:
 U.S. Government/Agency                              $ 22,300        $  1     $   321  $ 21,980
 Corporate                                             10,720           -         250    10,470
                                                     --------        ----     -------  --------
  Total fixed maturities                               33,020           1         571    32,450
Equity securities                                         256         292           -       548
                                                     --------        ----     -------  --------
Total available-for-sale                             $ 33,276        $293     $   571  $ 32,998
                                                     ========        ====     =======  ========
Fixed maturities classified as held-to-maturity:

 U.S. Government/Agency                              $ 33,864        $ 76     $   885  $ 33,055
 Mortgage-backed                                       64,558           2       6,556    58,004
 Corporate                                             46,909         158       3,283    43,784
                                                     --------        ----     -------  --------
Total held-to-maturity                               $145,331        $236     $10,724  $134,843
                                                     ========        ====     =======  ========

     Fixed maturities of the Company include mortgage-backed securities ("MBS") representing 36.9 percent and 34.7 percent of the Company's total fixed maturities at December 31, 1995 and 1994, respectively. All MBS held by the Company are issued by the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"), both of which are rated "Aaa" by Moody's Investors Services. MBS and callable bonds, in contrast to other bonds, are more sensitive to market value declines in a rising interest rate environment than to market value increases in a declining interest rate environment. This is primarily because of payors' increased incentive and ability to prepay principal and issuers' increased incentive to call bonds in a declining interest rate environment. NAICC's management does not believe that the inherent pre-payment risk in its portfolio is significant. However, management of NAICC believes that the potential impact of the interest rate risk on the Company's Consolidated Financial Statements could be significant because of the greater sensitivity of the MBS portfolio to market value declines and the classification of the entire portfolio as available-for-sale. The Company has no MBS concentrations in any geographic region.

     In November 1995, the Financial Accounting Standards Board Emerging Issues Task Force issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (the "Special Report") permitting companies to effect a one-time reclassification of all securities held at that time. At December 1, 1995, the Company reclassified all held-to-maturity securities to the available-for-sale security category.
The amortized cost of the fixed maturities that were transferred was $139.9 million. Upon the adoption of the Special Report, unrealized gains of $2.9 million were reported as a component of stockholders' equity with no effect on the Company's earnings. The purpose of the Company's reclassification was to provide it with increased flexibility both to respond to changes in market conditions which could affect asset and liability matching and cash flow and to effect changes in investment policy guidelines in response to changes in business conditions. Pursuant to the Special Report, the reclassifications from the held-to-maturity category in connection with the one-time reassessment do not affect the Company's intent to hold other debt securities to maturity in the future.

     The following reflects the change in net unrealized gain (loss) on available-for-sale securities included as a separate component of stockholders' equity (dollars in thousands):

                        For the years ended December 31,
                        --------------------------------
                            1995       1994      1993
                          --------   --------  --------
     Fixed maturities      $5,392    $(1,027)    $ 457
     Equity securities         81       (106)      383
                           ------    -------     -----
                           $5,473    $(1,133)    $ 840
                           ======    =======     =====


     The expected maturities of fixed maturities and equity securities, by amortized cost and fair value, at December 31, 1995, are shown below. Expected maturities may differ from contractual maturities due to borrowers' having the right to call or prepay their obligations with or without call or prepayment penalties. Expected maturities of mortgage-backed securities are estimated based upon the remaining principal balance, the projected cash flows and the anticipated prepayment rates of each security (dollars in thousands):

                                       Amortized   Fair
Maturity                                  Cost     Value
--------                               ---------  --------
     Available-for-sale:
       One year or less                $ 28,177  $ 28,386
       Over one year to five years       72,763    76,417
       Over five years to ten years      65,844    66,725
       More than ten years                  989     1,067
                                       --------  --------
         Total fixed maturities        $167,773  $172,595
                                       ========  ========

7)   STOCKHOLDERS' EQUITY

     DHC is authorized to issue 20,000,000 shares of common stock, par value $0.10 per share ("Common Stock"), and 10,000,000 shares of preferred stock, par value $0.10 per share. As of December 31, 1995, there were 15,370,894 shares of Common Stock issued and 15,360,255 such shares outstanding (after giving effect to the issuance of 257,910 shares of Common Stock in connection with the exercise of stock options on December 29, 1994), and no shares of preferred stock issued and outstanding; the remaining 10,639 shares issued but not outstanding are held as treasury stock. For additional information about the Company's Stock Option Plans, including options granted in January 1996, see
Note 10 "EMPLOYEE BENEFITS AND STOCK OPTION PLANS." In connection with efforts to preserve the Company's net operating tax loss carryforwards, DHC has imposed restrictions on the ability of holders of five percent or more of DHC Common Stock to transfer the Common Stock owned by them and to acquire additional Common Stock, as well as the ability of others to become five percent stockholders as a result of transfers of Common Stock. See Note 8 "INCOME TAXES."

     In March 1994, DHC commenced an odd-lot tender offer (the "Odd-Lot Tender Offer") for shares of its Common Stock owned beneficially or of record by holders of fewer than 100 shares on the record date, March 25, 1994. The Odd-Lot Tender Offer, which originally was scheduled to expire on April 29, 1994, was extended twice, and expired on June 10, 1994. A total of 7,885 shares of Common Stock were tendered to, and acquired by, DHC in connection with the Odd-Lot Tender Offer. Under the terms of the Odd-Lot Tender Offer, the purchase price paid by DHC was $7.00 per odd-lot share, for an aggregate purchase price of $55,195. The reacquired shares are retained by DHC as treasury stock.


8)   INCOME TAXES

     DHC files a Federal consolidated income tax return with its subsidiaries and certain trusts that assumed various liabilities of certain present and former subsidiaries of DHC.

     As of December 31, 1995, the Company has a consolidated net operating loss carryforward of approximately $1.4 billion for Federal income tax purposes.
This number is based upon actual Federal consolidated income tax filings for the periods through December 31, 1994 and an estimate of the 1995 taxable loss. The net operating loss carryforward will expire in various amounts, if not used, between 1998 and 2010. The Internal Revenue Service ("IRS") may attempt to challenge the amount of this net operating loss in the event of a future tax audit. Management believes, based in part upon the views of its tax advisors, that its net operating loss calculations are reasonable and that it is reasonable to conclude that the Company's net operating losses of in excess of $1 billion would be available for use by the Company. These tax loss attributes are currently fully reserved, for valuation purposes, on the Company's financial statements. The amount of the deferred tax asset considered realizable could be increased in the near term if estimates of future taxable income during the carryforward period are increased. See Note 7 "STOCKHOLDERS' EQUITY" for a description of certain restrictions on the transfer of Common Stock.

     At December 31, 1995, KCP reflected net operating tax loss carryforwards of $31 million for Federal income tax purposes, distinct from the consolidated net operating tax loss carryforwards of DHC. KCP's carryforwards arise from its filing, prior to 1992, of a consolidated Federal income tax return separately from DHC. The net operating tax loss carryforwards of KCP will expire, if not used, between 2002 and 2005.

     The Company's net operating tax loss carryforwards (including carryforwards attributable to KCP) will expire, if not used, in the following amounts in the following years (dollars in thousands):

            Year Ending        Amount of Carryforward
            December 31,             Expiring
            ------------       ----------------------
                1998                  $   32,804
                1999                     203,869
                2000                     249,488
                2001                     155,768
                2002                     169,767
                2003                     196,476
                2004                      75,933
                2005                      99,961
                2006                     129,755
                2007                      44,873
                2008                       4,626
                2009                      10,938
                2010                       6,107
                                      ----------
                                      $1,380,365
                                      ==========

          The Company has made provisions for certain state and local taxes. Tax filings for these jurisdictions do not consolidate the activity of the trusts referred to above, and reflect preparation on a separate company basis.

          Tax expense consists of the following amounts (dollars in thousands):

                                 1995      1994      1993
                                ------     -----     -----
          Federal income tax    $    -     $   -     $   -
          State and local          120       103        75
                                ------     -----     -----
                                $  120     $ 103     $  75
                                ======     =====     =====

          The following reflects a reconciliation of Federal income tax expense computed by applying the applicable Federal income tax rate of 34 percent for 1995, 1994 and 1993, as compared to the provision for Federal income taxes (dollars in thousands):

                                                        For the years ended December 31,
                                                       -----------------------------------
                                                          1995         1994        1993
                                                       -----------  ----------  ----------
   Computed "expected" tax expense                        $   828     $ 1,104     $   959
   Change in valuation allowance                            1,819         904       2,951
   Increase in net operating losses from the trusts        (2,891)     (2,104)     (3,973)
   State and local tax expense                                120         103          75
   Amortization of goodwill                                   303          46          59
   Other, net                                                 (59)         50           4
                                                          -------     -------     -------
   Total income tax expense                               $   120     $   103     $    75
                                                          =======     =======     =======

   The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1995 and 1994, respectively, are presented as follows (dollars in thousands):


                                            DECEMBER 31, 1995              December 31, 1994
                                           -------------------             ------------------
     Deferred tax assets
       Loss reserve discounting                   $  8,820                      $   9,558
       Unearned premiums                               431                            790
       Net operating loss carryforwards            469,324                        466,077
       Allowance for doubtful accounts                 330                            481
       Policyholder dividends                        1,586                          2,135
       Other                                            (8)                            17
                                                  --------                      ---------
       Total gross deferred tax asset              480,483                        479,058
       Less:  Valuation allowance                 (478,362)                      (478,309)
                                                                                ---------
       Total deferred tax asset                   $  2,121                      $     749
                                                  --------                      ---------

     Deferred tax liabilities
       Deferred acquisition costs                      355                            749
       Unrealized gains on
         available-for-sale securities               1,766                              -
                                                  --------                      ---------
       Total deferred tax liabilities                2,121                            749
                                                  --------                      ---------
       Net deferred tax asset                     $      -                      $       -
                                                  ========                      =========

9)     BANK LOAN

       During the first quarter of 1994, KCP paid down the outstanding balance of an unsecured Term Credit Agreement ("Bank Loan") having a principal amount of $4 million and having an interest rate of the higher of the prime rate plus 2.5 percent or the Federal Funds Rate plus 1.5 percent. The Bank Loan was entered into in connection with the acquisition by DHC as of December 31, 1991 of the remaining shares of KCP that it did not already own. The fair value of the Bank Loan was considered to be its carrying value due to the variable nature of the interest rate. Total interest expense paid in cash on the Bank Loan was $14,000 and $201,000 in 1994 and 1993, respectively.

10)    EMPLOYEE BENEFIT AND STOCK OPTION PLANS

       1990 STOCK OPTION PLAN

       The 1990 Stock Option Plan (the "1990 Plan") of DHC is a non-qualified stock option plan which is intended to attract, retain and provide incentives to key employees of DHC by offering them an opportunity to acquire or increase a proprietary interest in DHC. Options under the 1990 Plan may be granted to existing officers or employees of DHC for, in the aggregate, the purchase of up to 1,260,000 shares of Common Stock (all subject to adjustment in connection with events affecting the capitalization of DHC). No options were granted under the 1990 Plan during 1990. On March 13, 1991, options to purchase 210,000 shares were granted to each of Messrs. Whitman, Heffernan and Rhein, all of whom are directors and officers of DHC. The exercise price for all options granted on March 13, 1991 is $3.00 per share, the arithmetic average of the closing prices of the Common Stock on the American Stock Exchange for the 30 days prior to the date of grant. The options expire ten years after the date of grant and became exercisable in equal annual installments commencing on the first anniversary thereof and on each of the next two anniversaries thereafter. An additional 630,000 options were granted outside the 1990 Plan as of that date to Junkyard Partners, L.P. ("Junkyard Partners"), upon the same terms as those granted on that date under the 1990 Plan. After giving effect to the options granted outside the 1990 Plan to Junkyard Partners (and excluding options granted to non-employee directors, described below), DHC has issued options to purchase 1,260,000 shares of Common Stock, the total number of options which may be granted under the 1990 Plan. In order to prevent additional dilution, the Compensation Committee of the Board of Directors of DHC (the "Committee"), on September 16, 1991, resolved that it intends to refrain from granting any additional options under the 1990 Plan in excess of the 630,000 options currently outstanding under the 1990 Plan. During 1994, Junkyard Partners transferred 257,910 of its 630,000 options to one of its limited partners. On December 29, 1994, DHC issued 257,910 restricted shares of Common Stock upon the exercise of such transferred options. In connection therewith, DHC received a total exercise price of $773,730. Effective May 19, 1995, DHC purchased 69,453 of the remaining 372,090 options to purchase Common Stock owned by Junkyard Partners. The options were exercisable at the time of such purchase and otherwise would have expired on March 13, 2001. The aggregate purchase price paid by DHC for the options was approximately $286,500, which was equal to the difference between the closing price of Common Stock on May 19, 1995 ($7.125 per share) the effective date of such purchase, and the exercise price of such options ($3.00 per share), or $4.125 per share. As of December 31, 1995, Junkyard Partners continued to own 302,637 options to purchase shares of Common Stock, and Messrs. Whitman, Heffernan and Rhein continued to own their options, all of which are currently exercisable.

       DHC also was authorized by the terms of its Plan of Reorganization to grant to non-employee directors of DHC, outside the 1990 Plan, options to purchase 140,000 shares of Common Stock (subject to adjustment in events affecting the capitalization of DHC). On September 16, 1991, DHC granted to each of Mr. Porrino and Dr. Ryan, both of whom are unaffiliated directors of DHC, options to purchase 46,667 shares of Common Stock and granted to Mr. Isenberg, also an unaffiliated director of DHC, options to purchase 46,666 shares of Common Stock. The exercise price of all such options is $3.63, the arithmetic average of the closing prices of the Common Stock on the American Stock Exchange for the thirty days prior to the date of grant. These options expire ten years after the date of grant and become exercisable in three equal annual installments commencing on the first anniversary of the date of grant and on each of the next two anniversaries thereafter. As of December 31, 1995, all of the options granted outside the 1990 Plan, all of which are currently exercisable, remained unexercised.

     1995 STOCK AND INCENTIVE PLAN

     The 1995 Stock and Incentive Plan (the "1995 Plan") is a qualified plan which provides for the grant of any or all of the following types of awards: stock options, including incentive stock options and non-qualified stock options; stock appreciation rights, whether in tandem with stock options or freestanding; restricted stock; incentive awards; and performance awards. The purpose of the 1995 Plan is to enable DHC to provide incentives to increase the personal financial identification of key personnel with the long term growth of the Company and the interests of DHC's stockholders through the ownership and performance of DHC's Common Stock, to enhance the Company's ability to retain key personnel, and to attract outstanding prospective employees and Directors. The 1995 Plan became effective as of March 21, 1995. No incentive stock options may be granted under the 1995 Plan after March 21, 2005. The 1995 Plan will remain in effect until all awards have been satisfied or expired.

     The aggregate number of shares of Common Stock which may be issued under the 1995 Plan, or as to which stock appreciation rights or other awards may be granted, may not exceed 1,700,000, of which a maximum of 1,500,000 shares may relate to awards to eligible individuals (including employee Directors) and a maximum of 200,000 shares may relate to awards to non-employee Directors (all subject to adjustment in connection with events affecting the capitalization of DHC, and subject to acceleration in the event of changes in control or ownership of DHC). The maximum number of shares of Common Stock that may be subject to options, stock appreciation rights, restricted stock awards, performance awards or incentive awards granted under the 1995 Plan to any one individual cannot exceed 125,000 shares in any calendar year (subject to adjustment in the event of stock dividends, stock splits and certain other events). On April 25, 1995, options to purchase 40,000 shares automatically were granted under the 1995 Plan to Mr. Sellers upon his election as a Director of DHC. The exercise price for such options is $7.00 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant). The options expire ten years after the date of grant and become exercisable in three equal annual installments commencing on the first anniversary thereof and on each of the next two anniversaries thereafter. None of the options granted to Mr. Sellers is currently exercisable; however, 13,333 such options will become exercisable on April 25, 1996. On January 15, 1996, options to purchase an aggregate of 158,900 shares of Common Stock were granted under the 1995 Plan to certain officers and employees of the Company, including Mr. Story, who is an affiliated director of DHC. The exercise price for all of such options is $6.6875 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of the grant). The options expire ten years after the date of grant. None of the options is currently exercisable; the options become exercisable at various times. Continued employment with the Company is a condition to all of the January 1996 options.

     EMPLOYEE BENEFIT PLANS

     KCP maintains an Employee Stock Ownership Plan ("ESOP") of KCP and Subsidiaries covering all of its employees. Effective April 1, 1993, Danielson Trust became a participating employer, and its employees were admitted as additional participants in the ESOP. The ESOP originally acquired common stock of KCP in February 1990, financed by a loan from KCP in the principal amount of $998,000 bearing interest at an annual rate of ten percent. Shares of DHC Common Stock were substituted for the KCP stock held by the ESOP as of December 31, 1991. At December 31, 1995, the principal balance due from the ESOP under such loan was $323,000. The loan, which is guaranteed by KCP, is collateralized by the DHC Common Stock held by the ESOP. As the debt is repaid, shares are released from collateral and allocated to employees. All of the shares of Common Stock held by the ESOP are deemed to be outstanding for earnings per share computations. KCP has elected to include the value of the Common Stock allocated annually to participants under the ESOP in the calculation of its matching contribution to the KCP and Subsidiaries Salary Deferred Plan and Trust ("401(k) Plan"). Prior to July 1, 1995, the participating employers contributed 50 percent of the first six percent of employee-contributed compensation to the 401(k) Plan; effective July 1, 1995, Danielson Trust reduced its maximum contribution to the 401(k) Plan to 50 percent of the first four percent of employee-contributed compensation. The shares of Common Stock owned by the ESOP as of December 31, 1995 and 1994, respectively, were as follows:

                           1995     1994
                          -------  -------

Allocated shares........   94,714   83,948
Unreleased shares.......   40,049   59,309
                          -------  -------
                          134,763  143,257
                          =======  =======

     KCP maintains a non-contributory defined benefit pension plan (the "Pension Plan") covering substantially all of its employees. Effective April 1, 1993, Danielson Trust was admitted as an additional employer participant in the Pension Plan. Effective May 15, 1995 (the "Curtailment Date"), Danielson Trust froze its participation in the Pension Plan, which is deemed to constitute a curtailment event under Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Plans." The plan curtailment resulted in a loss to the Company of $78,678. Danielson Trust continues to be obligated to make pension plan contributions in respect of interest on account balances in the Pension Plan as of the Curtailment Date; however, it will not make any other contributions to, nor will any additional employees of Danielson Trust be admitted as participants in, the Pension Plan after the Curtailment Date. Benefits under the Pension Plan are based on an employee's years of service and average final compensation. The funding policy of the Pension Plan provides for the participating employers to contribute the minimum pension costs equivalent to the amount required under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. Vested benefits under the Pension Plan are fully funded. Any liability associated with the Pension Plan is reflected in the Company's Consolidated Financial Statements.

     The following table sets forth the Pension Plan's funded status at December 31, 1995 and 1994, valued at January 1, 1996 and 1995, respectively (dollars in thousands):

                                                                       1995     1994
                                                                     --------  -------
Actuarial present value of benefit obligations:
Acccumulated benefits obligation, including vested
  benefits of $1,529 for 1995 and $963 for 1994                      $ 1,904   $1,070
                                                                     =======   ======

Projected benefit obligation                                         $ 2,478   $1,312
Plan assets at fair value, primarily U.S. Government
 and government agency obligations                                     1,293    1,105
                                                                     -------   ------
  Projected benefit obligation in excess of plan assets               (1,185)    (207)

Unrecognized net (gain) loss                                             807      (55)
Unrecognized prior service cost                                           83      273
adjustment required to recognize minimum liability                      (316)       -
                                                                     -------   ------
  (Accrued) prepaid pension cost                                     $  (611)  $   11
                                                                     =======   ======

        Net pension costs for the years ended December 31, 1995, 1994 and 1993 include the following components:

                                          For the years ended December 31,
                                          -------------------------------
                                               1995      1994     1993
                                              -----   -------   ------
Service cost                                  $ 243   $   286   $  219
Interest cost                                   156       100       67
Actual (return) loss on plan assets            (201)      130     (100)
Net amortization and deferral                   131      (199)      35
                                              -----   -------   ------
  Net pension cost                            $ 329   $   317   $  221
                                              =====   =======   ======

     The Pension Plan's assets consist of U.S. Government obligations, registered equity mutual funds and insured certificates of deposit. The average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25 percent and 8.25 percent for 1995 and 1994, respectively. The projected long term rate of return on assets was seven percent for each of 1995 and 1994. The average rate of compensation increase used in determining the actuarial present value of the projected benefit obligation was 4.5 percent for 1995 and three percent for 1994.

     KCP maintains the 401(k) Plan in which all employees of KCP and, since April 1, 1993, Danielson Trust, are eligible to participate. Under the 401(k) Plan, employees may elect to contribute up to 12 percent of their eligible compensation to a maximum dollar amount allowed by the IRS. As noted above, prior to July 1, 1995, the participating employers contributed 50 percent of the first six percent of employee-contributed compensation; however, effective July 1, 1995, Danielson Trust reduced its maximum contribution to 50 percent of the first four percent of Danielson Trust employee-contributed compensation. The participating employers have opted to include the value of the Common Stock allocated annually to participants under the ESOP in the calculation of their matching contribution. In 1995, 1994 and 1993, the employers' matching obligation to the 401(k) Plan was satisfied through ESOP shares, cash and forfeitures totaling $211,000, $156,000 and $157,000, respectively, in value.


11)  LEASES

     DHC and its subsidiaries and affiliates have entered into various non-cancelable operating lease arrangements for office space and data processing equipment. The terms of the operating leases vary from three to ten years and generally contain renewal options and escalation clauses based on increases in operating expenses and other factors. Rent expense under operating leases for the year ended December 31, 1995 was $1.5 million, and $1.6 million for each of the years ended 1994 and 1993.

     At December 31, 1995, future net minimum operating lease rental payment commitments were as follows (dollars in thousands):

                                      Minimum Operating Lease
       Year Ending December 31,           Rental Payments
       ------------------------       -----------------------
            1996                              $1,870
            1997                               1,837
            1998                               1,098
            1999                                 813
            2000 and thereafter                1,258
                                              ------
                Total commitments             $6,876
                                              ======

12)  COMMITMENTS AND CONTINGENCIES

          NAICC is involved in litigation relating to losses arising from insurance contracts in the normal course of business which are provided for under "unpaid losses and loss adjustment expenses." NAICC also is involved in other litigation pertaining to general corporate matters and claims settlement practices. Danielson Trust is involved in litigation in the normal course of business. DHC is not involved in any material litigation. While litigation is by nature uncertain, management, based in part on advice from counsel, believes that the ultimate outcome of these actions will not have a material adverse effect on the consolidated financial condition of DHC.


13)  DISTRIBUTIONS RECEIVED BY THE COMPANY

          On December 21, 1994, DHC received a partial distribution in the amount of $750,000 from an unaffiliated trust that owns certain assets and liabilities of a former subsidiary of DHC. The partial distribution is recorded as an extraordinary item in the Company's 1994 Consolidated Statements of Operations. DHC has been advised that the trust is anticipated to be terminated in the near future. DHC does not anticipate that any amount it may receive upon termination of the trust will be material.

          On December 30, 1993, following approval of the California Superior Court, MAIC received a distribution of approximately $268,000 upon termination of an unaffiliated trust formerly administered by the California Insurance Commissioner as trustee. Such trust had assumed the liabilities and substantially all of the assets of MAIC and a former subsidiary of DHC. Under the terms of the trust agreement, the trust was required to distribute to MAIC all amounts which remained in the trust after satisfying or otherwise resolving all claims against MAIC and such former subsidiary. The distribution was recorded as an extraordinary item in the Company's 1993 Consolidated Statements of Operations. MAIC distributed such funds to DHC following approval of the California Insurance Department (the "Insurance Department"). The termination of the trust had the effect of finalizing a Superior Court-approved interim distribution by such former trust to MAIC in 1992 of approximately $6.2 million, the proceeds of which also were distributed to DHC upon approval of the Insurance Department, as well as releasing all indemnities and pledges running from MAIC to the trust, including a pledge of 3,526,140 shares of KCP common stock owned by MAIC.

          Also during 1993, MAIC received proceeds of $220,000 from the liquidation of the estate of a former Texas subsidiary of DHC. The distribution was accounted for as an extraordinary item in the Company's 1993 Consolidated Statements of Operations.


14)   BUSINESS SEGMENTS

          The Company operates in two industry segments: Insurance Services and Trust and Fiduciary Services. The operations of DHC's primary insurance subsidiary, NAICC, are in property and casualty insurance. NAICC writes workers' compensation and non-standard automobile insurance in the western United States, primarily California. NAICC writes approximately 87 percent of its insurance in California. Private passenger automobile direct written premiums of $28.8 million, $20 million and $8.4 million and net earned premium of $15.2 million, $10.3 million and $2.4 million for the years ended December 31, 1995, 1994 and 1993, respectively, were produced through one general agent of NAICC. The operations of DHC's trust subsidiary, Danielson Trust, consist of providing private trust, retirement and custodial services, primarily in Southern California. The accounts and operations of Danielson Trust as of and subsequent to March 26, 1993, when DHC acquired all of the common stock of Danielson Trust, are reflected in the Company's Consolidated Financial Statements. The Company's Corporate operations consist of corporate staff and treasury functions.

          Total revenue by industry segment includes revenues from unaffiliated customers as reported in the Company's consolidated income statement. Revenue earned at the Corporate level is primarily dependent upon the rate of return achieved on its investment portfolio.

          Capital expenditures at the Corporate level include both the purchase price of $4.6 million paid by DHC in March 1993 in its acquisition of the Danielson Trust stock, including legal fees and other related acquisition expenses, and the February 1994 acquisition by Danielson Trust of the assets of the WTS division of Grossmont Bank for a purchase price of $2.5 million.

          Identifiable assets are those assets, by industry that are used in the Company's operations in such industry. Corporate assets are composed principally of cash and marketable securities.

          Intersegment sales are not material to any of the Company's business segments.

          Summarized financial data for each of the Company's business segments is set forth below:

                        FOR THE YEARS ENDED DECEMBER 31,
 (Dollars in thousands)    1995      1994      1993
------------------------  -------  --------  --------
REVENUES

Insurance Operations      $74,759  $105,098  $ 99,416
Trust Operations            4,623     4,795     2,384
Corporate                     699       447       597
                          -------  --------  --------

     Total                $80,081  $110,340  $102,397
                          =======  ========  ========

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS

Insurance Operations    $ 6,090   $ 5,978   $ 4,528
Trust Operations         (2,033)     (611)      (68)
Corporate                (1,621)   (2,119)   (1,639)
                        -------   -------   -------

     Total              $ 2,436   $ 3,248   $ 2,821
                        =======   =======   =======

CAPITAL EXPENDITURES

Insurance Operations    $   298   $   540   $   424
Trust Operations             79       367       178
Corporate                    39     2,505     4,646
                        -------   -------   -------

     Total              $   416   $ 3,412   $ 5,248
                        =======   =======   =======

DEPRECIATION AND AMORTIZATION OF NON-INVESTMENT ASSETS

Insurance Operations    $1,133  $1,133  $1,113
Trust Operations         1,083     201      48
Corporate                   43      41      37
                        ------  ------  ------

     Total              $2,259  $1,375  $1,198
                        ======  ======  ======

                 AS OF DECEMBER 31, 1995 AND 1994
                 --------------------------------

ASSETS

Insurance Operations    $211,427  $219,839
Trust Operations           5,438     7,541
Corporate                 11,059    13,149
                        --------  --------

     Total              $227,924  $240,529
                        ========  ========

15)  SUBSEQUENT EVENT

     On February 26, 1996, DHC entered into a merger agreement pursuant to which DHC will acquire all of the outstanding stock of Midland Financial Group, Inc. ("Midland") in a merger transaction. The purchase price will be 1.6 times the 1995 year-end book value of Midland. As part of the transaction, DHC will make a $30 million capital contribution to Midland at the closing. The consideration to be received by the Midland shareholders will be paid 50 percent in cash, 40 percent in DHC non-convertible preferred stock having a market dividend rate, and ten percent in Common Stock to be valued based upon a trading average prior to the closing date. DHC expects to finance the cash portion of the purchase price and the $30 million capital contribution with the net proceeds of an underwritten public offering of Common Stock to raise approximately $80 million, which is expected to close concurrently with the acquisition. The DHC public offering will be made as soon as possible and currently is anticipated to occur during the second quarter of 1996.

     Midland is engaged primarily in non-standard automobile insurance and related activities in 16 states located primarily in the southern and western United States.

     The closing of the transaction is subject to various conditions, including approvals by the stockholders of both companies, the receipt of regulatory approvals, and financing. No assurance can be given that the conditions to the transaction can be satisfied or that the transaction will be completed.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Danielson Holding Corporation


     We have audited the accompanying consolidated balance sheets of Danielson Holding Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Danielson Holding Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As described in Note 1 of the Notes to Consolidated Financial Statements, in 1995 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."



                                         /S/  KPMG PEAT MARWICK LLP
                                         -----------------------------

New York, New York
February 26, 1996


                     RESPONSIBILITY FOR FINANCIAL REPORTING

     The Consolidated Financial Statements of Danielson Holding Corporation and subsidiaries are the responsibility of the Company's management, and have been prepared in accordance with generally accepted accounting principles. To help ensure the accuracy and integrity of its financial data, the Company maintains a strong system of internal controls designed to provide reasonable assurances that assets are safeguarded and that transactions are properly executed and recorded. The internal control system and compliance therewith are monitored by the Company's financial management.

     The Consolidated Financial Statements have been audited by the Company's independent auditors, KPMG Peat Marwick LLP. The independent auditors, whose appointment by the Board of Directors was ratified by the Company's stockholders, express their opinion on the fairness of presentation, in all material respects, of the Company's Consolidated Financial Statements based on procedures which they consider to be sufficient to form their opinion.

     The Audit Committee of the Board of Directors meets periodically with representatives of KPMG Peat Marwick LLP and the Company's financial management to review accounting, internal control, auditing and financial reporting matters.

QUARTERLY FINANCIAL DATA
(unaudited)

The following table presents unaudited quarterly financial data for the years ended December 31, 1995 and 1994. In the opinion of management, all adjustments necessary to present fairly the results of operations for such periods are reflected. Total revenues and net income include gains on sales of investments. Net income for the fourth quarter 1995 includes the writedown of $709,000 of goodwill. See Note 1(E) of the Notes to Consolidated Financial Statements. Results for the quarter ended December 31, 1994 include an extraordinary item of approximately $750,000, or $0.05 per share, respectively, from distributions received by the Company. See Note 13 of the Notes to Consolidated Financial Statements. Quarterly financial results are not necessarily indicative of the results that may be expected for the year and, hence, caution should be used in drawing conclusions from quarterly consolidated results.

(In thousands, except       First   Second    Third   Fourth
per share amounts)         Quarter  Quarter  Quarter  Quarter
-------------------------  -------  -------  -------  -------
1995:
Total revenues             $22,995  $21,447  $18,563  $17,076
Net income                     613      779      868       56
Net income per share           .04      .05      .05      .00

1994:
Total revenues             $28,273  $27,422  $29,059  $25,586
Income before
 extraordinary item            916      688    1,206      335
Net income                     916      688    1,206    1,085
Income per share before
 extraordinary item            .06      .04      .08      .02
Net income per share           .06      .04      .08      .07

STOCK MARKET PRICES

          Danielson Holding Corporation Common Stock is listed and traded on the American Stock Exchange (symbol: DHC). On March 8, 1996, there were approximately 1,682 holders of record of Common Stock.

          The following table sets forth the high, low and closing stock prices of DHC's Common Stock for the last two years, as reported on the American Stock Exchange Composite Tape.

                         1995                 1994
                         -----                -----
                  High    Low   Close  High    Low   Close
                  -----  -----  -----  -----  -----  -----
First Quarter     7-3/4  6-5/8  6-5/8  8-3/8  6-1/2  6-5/8
Second Quarter        8  6-5/8  7-7/8      7  6-1/4  6-5/8
Third Quarter     7-3/4      7  7-1/2  9-3/4  6-3/8      9
Fourth Quarter    7-5/8  6-3/4  6-7/8  9-1/8  6-1/4  7-5/8

                                                             [INSIDE BACK COVER]
                                                              =================

CORPORATE OFFICERS           BOARD OF DIRECTORS         ANNUAL STOCKHOLDERS'
                                                        MEETING  will be held
MARTIN J. WHITMAN            JAMES P. HEFFERNAN         at the New York
Chairman of the Board and    Chief Financial Officer,   Marriott East Side
 Chief Investment Officer    Danielson Holding          Hotel in New York City
                             Corporation                at 10:00 a.m. on May
C. KIRK RHEIN, JR.                                      22, 1996
President and                EUGENE M. ISENBERG
Chief Executive Officer      Chairman of the Board      FORM 10-K
                             and Chief Executive        A copy of Danielson's
JAMES P. HEFFERNAN           Officer, Nabors            Form 10-K as filed with
Chief Financial Officer      Industries, Inc.           the Securities and
                                                        Exchange Commission may
LISA D. LEVEY                JOSEPH F. PORRINO          be obtained without
General Counsel and          Executive Vice             charge by writing to:
 Secretary                   President, New School
                             for Social Research        Danielson Holding
CLAUDIA C. COSENZA                                      Corporation
Controller                   C. KIRK RHEIN, JR.         767 Third Avenue -
                             President and Chief        Fifth Floor
                             Executive Officer,         New York, NY 10017-2023
                             Danielson Holding          Attention: Robin M.
                             Corporation                Derin
                                                        Investor Relations
                             FRANK B. RYAN
                             Professor of Mathematics   STOCK TRANSFER AGENT
                             and Computational and      AND REGISTRAR
                             Applied Mathematics,       Fleet National Bank
                             Rice University            RI MO-0199
                                                        111 Westminster Street
                             WALLACE O. SELLERS         Providence, RI 02903
                             Director, Enhance          401/278-5095
                             Financial Services
                             Group, Inc.                INDEPENDENT CERTIFIED
                                                        PUBLIC ACCOUNTANTS
                             WILLIAM R. STORY           KPMG Peat Marwick LLP
                             President and Chief        345 Park Avenue
                             Executive Officer,         New York, NY 10154
                             National American
                             Insurance Company of
                             California

                             MARTIN J. WHITMAN
                             Chairman of the Board
                             and Chief Investment
                             Officer, Danielson
                             Holding Corporation

                                                            [OUTSIDE BACK COVER]
                                                             ==================




DANIELSON HOLDING CORPORATION
767 Third Avenue - Fifth Floor
New York, New York  10017-2023
212/888-0347