Form 10-K, Exhibit 13
period 1996-12-31
DANIELSON HOLDING CORP
filed 1997-03-28
CIK 225648

                         DANIELSON HOLDING CORPORATION

                              1996 Annual Report

                         DANIELSON HOLDING CORPORATION

                        IS A DEBT-FREE HOLDING COMPANY

                      WHOSE SUBSIDIARIES ARE INVOLVED IN

                       FINANCIAL SERVICES AND INSURANCE



Danielson Holding Corporation's business plan is to grow by developing business partnerships and making strategic acquisitions that are expected to contribute higher than average returns for our stockholders. Management seeks transactions that will contribute to the growth of its existing insurance subsidiaries, as well as transactions that represent new business ventures for the Company.

                             FINANCIAL HIGHLIGHTS

                                                                              As of and for the years ended December 31,
                                                                             --------------------------------------------
(In thousands, except share and per share amounts and employees)                  1996           1995            1994
-------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Earned premiums..............................................................    $ 36,625       $ 60,548        $ 93,291
Total revenues...............................................................    $ 48,704       $ 75,458        $105,545
Income (loss) from continuing operations before extraordinary item...........    $ (6,240)      $  4,349        $  3,769
Net income (loss)............................................................    $ (8,119)      $  2,316        $  3,895
Net cash provided by (used in) continuing operating activities...............    $(26,949)      $ (3,663)       $ 10,173
Income (loss) from continuing operations per share of
 Common Stock before extraordinary item......................................    $  (0.41)      $   0.27        $   0.24
Net income (loss) per share of Common Stock..................................    $  (0.53)      $   0.14        $   0.25
Combined ratio...............................................................       136.7%         113.4%          106.2%
=========================================================================================================================

BALANCE SHEET AND OTHER DATA
Total investments............................................................    $151,555       $180,263        $179,141
Policyholder liabilities.....................................................    $129,352       $150,633        $166,938
Stockholders' equity.........................................................    $ 58,853       $ 69,821        $ 62,318
Book value per share of Common Stock.........................................    $   3.83       $   4.55        $   4.06
Common Stock price range
  High.......................................................................    $  8 3/8       $      8        $  9 3/4
  Low........................................................................    $  4 3/4       $  6 5/8        $  6 1/4
Shares of Common Stock outstanding at year end...............................  15,360,238     15,360,255      15,360,270
Employees of continuing operations at year end...............................         152            168             202

                      T O   O U R   S T O C K H O L D E R S:


  1996 was a year of significant change for Danielson Holding Corporation (DHC). The loss of Kirk Rhein and Bill Story was tragic. Both Kirk, who was a Director of DHC and President and Chief Executive Officer, and Bill, who also was a DHC Director and CEO of DHC's principal subsidiary, National American Insurance Company of California (NAICC), were passengers on the fatal July 17 flight of TWA 800. We miss them not only as wise leaders but also as friends. Our heartfelt sympathy goes out to their families and loved ones.

  Subsequent to the TWA crash, we jointly assumed responsibility for DHC - Martin Whitman as Chief Executive Officer and David Barse as Chief Operating Officer. Michael Carney was also added to the post of Chief Financial Officer. With deliberate speed, we undertook a number of actions:

1. Following the deaths of Kirk and Bill, as well as Charles H. Gray, III, Midland Financial Group's ("Midland") President and Chief Operating Officer, the proposed transaction under which Midland was to be acquired by DHC was terminated on July 24, 1996 by mutual agreement of DHC and Midland. Expenses and severance costs related to the above circumstances amounted to $3.1 million and were included in the net loss for 1996.

2. We expanded the DHC Board of Directors. David Barse, Timothy Collins, Stanley Garstka and Anthony Petrello, joined the Board. James Heffernan left the Board.

3. We sold DHC's entire interest in Danielson Trust Company (DTC) for cash in a transaction which closed on December 31, 1996. DTC was, in theory, a terrific financial services vehicle; an independent trust company, serving the very attractive San Diego, California market. DTC could have been highly profitable for DHC if any appreciable amount of client funds could have been accumulated and put under management. The most attractive part of the personal trust business is probably best described as "money management with hand holding." However, DTC was never able to attract appreciable money management funds. We at DHC never proved to be much help to DTC. DTC had become a distraction. DHC realized a $1.2 million loss on the disposition of DTC, which was included in the net loss for 1996.

4. Under the able leadership of Jim Clary and his team, NAICC was stabilized after July 17. California workers' compensation business, where rates remain soft, continued, in effect, to be limited only to business where we were confident we could generate a profit. NAICC continued to pursue non-standard automobile writings in California; net premiums written in non-standard auto were $19.3 million in 1996. Beginning in 1997, NAICC will be cutting its quota share reinsurance arrangements in half on the non-standard private passenger auto, which will increase the net premiums written in that product line. The acquisition of Valor Insurance Company, a writer of workers' compensation in Montana, became an important and profitable part of NAICC s effort to expand its premium base in 1996.

  At year end, NAICC made a determination to strengthen its pre-1980 accident year unpaid losses and allocated loss adjustment expenses for its businesses in run-off by $10 million. Management at

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

DHC believes this decision to be prudent and in line with NAICC's attempts not only to narrow its business focus to profitable business, but also to strengthen its balance sheet in preparation for our efforts on the transaction front.

5. After July 17, in addition to spending time reviewing our operating subsidiaries, we spent almost all of our available time seeking transactions which we believed would enhance value for DHC stockholders on a long-term, sustainable basis. We literally screened dozens of proposals and made a number of proposals on our own; hardly a week went by when we were not involved in one, or more, preliminary negotiations up until the date, January 15, 1997, that a proposed transaction with The Progressive Corporation (Progressive) was announced publicly. The proposed transaction with Progressive would have resulted in DHC selling 11 million new shares of DHC Common Stock to Progressive for a consideration having a value of $6.60 per share. Progressive would then have owned a 42% interest in DHC. On March 10, 1997, Progressive informed us that for "internal Progressive reasons" it was terminating its discussions with DHC. This was a disappointment to DHC. Nonetheless, we have already begun the process of reviewing alternative transaction opportunities and believe we are even better prepared to move expeditiously toward consummating a successful transaction which is in the best interests of DHC stockholders.

    Thank you for your support in 1996. The year could not have been more troubled, yet we enter 1997 believing that DHC and NAICC are solidly situated and, with skill, in a position to build solid, long-term value for the DHC stockholder.

Sincerely,


/s/ Martin J. Whitman

Martin J. Whitman
Chairman of the Board &
Chief Executive Officer


/s/ David M. Barse

David M. Barse
President & Chief Operating Officer



[PHOTO OF DAVID M. BARSE, MICHAEL T. CARNEY, AND MARTIN J. WHITMAN APPEARS HERE]

(left) David M. Barse
President & Chief Operating Officer

(center) Michael T. Carney
Chief Financial Officer & Treasurer

(seated) Martin J. Whitman
Chairman of the Board & Chief Executive Officer

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

               NATIONAL AMERICAN INSURANCE COMPANY OF CALIFORNIA



  In 1996, National American Insurance Company of California (NAICC) achieved one of our essential goals - to underwrite insurance that offers a reasonable expectation of an underwriting profit. Direct written premiums for the year fell 27.8% from $70.9 million in 1995 to $51.2 million in 1996. Workers' compensation premiums finished the year at $17.4 million, down from $39.8 million in 1995. Property and casualty premiums increased 8.7% over 1995 to $33.8 million.

  The reduction in written premiums in 1996 is a result of management's decision not to compete in the California workers' compensation open rating environment at rates well below the break-even point. In 1994, NAICC wrote $71.9 million in California workers' compensation premiums. This fell 55% to $32.6 million in 1995, the first year of open rating, and to $9.4 million in 1996. NAICC fully expected not to be a factor in the California workers' compensation market for the first couple of years of open rating. Due to recent developments in the California marketplace, we believe there could be upward movement of the rates over the next twelve months. Once this happens, NAICC will explore the possibility of providing profitable California workers' compensation business for its producers.

  NAICC agents also produced workers' compensation business in Arizona, Idaho and Oregon. Direct written premiums declined 13.9% to $6.2 million in 1996, primarily due to rate reductions in Idaho and Oregon over the past two years and partially due to California companies entering these markets seeking new workers' compensation business. While underwriting profits have been and should continue to be the norm, we are expecting a slight increase in volume over the next year.

  Direct written premiums for the non-standard private passenger automobile business were $28.2 million in 1996, down 2.1% from 1995. The slight decrease was due to increased competition and a mid-year rate increase in the physical damage rates, which hurt production for several months. NAICC's continued success in non-standard automobile is directly attributable to our claims service, diligent anti-fraud efforts and to our general agent. We expect to see growth in this line of business in 1997.

  Finally, the direct written premiums from our non-standard commercial automobile insurance program increased from $2.3 million in 1995 to $5.5 million for 1996. This was the first full year of the commercial auto program in Arizona, California, Idaho, Nevada and Oregon. We expect part of our growth over the next couple of years to come from our commercial auto program, primarily due to introducing the program in all the states in which we do business and increasing the marketing emphasis our branches have given the program.

  In closing, we want to express our personal thanks and gratitude to all the agents, business associates and employees that have supported NAICC during this very difficult year.

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                         FINANCIAL TABLE OF CONTENTS
                         ---------------------------


Selected Consolidated Financial Data.........................................6
Management's Discussion and Analysis of
 Financial Condition and Results of Operations...............................7
Consolidated Statements of Operations.......................................13
Consolidated Balance Sheets.................................................14
Consolidated Statements of Stockholders' Equity.............................15
Consolidated Statements of Cash Flows.......................................16
Notes to Consolidated Financial Statements..................................17
Independent Auditors' Report................................................31
Responsibility for Financial Reporting......................................31
Quarterly Financial Data....................................................32
Stock Market Prices.........................................................32

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                     SELECTED CONSOLIDATED FINANCIAL DATA
                            -----------------------



  The following selected financial data of Danielson Holding Corporation and its subsidiaries should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Report.

                                                                              Years ended December 31,
(In thousands, except share and per              --------------------------------------------------------------------------------
 share amounts)                                      1996               1995            1994             1993             1992
---------------------------------------------------------------------------------------------------------------------------------
A. Results of Operations

Total revenues..................................   $ 48,704           $ 75,458        $105,545         $100,013          $88,440
Income (loss) from continuing operations before
 extraordinary items............................   $ (6,240)/1,2/     $  4,349        $  3,769         $  2,816            1,898
Net loss from discontinued
 operations.....................................   $   (633)/3/       $ (2,033)/3/        (624)/3/          (70)/3/           --
Loss on disposal of
 discontinued operations........................   $ (1,246)/3/             --              --               --               --
Net income (loss)...............................   $ (8,119)/1,2,3/   $  2,316/3/     $  3,895/3,4/    $  3,234/3,5,6/  $  8,046/6/
Income (loss) from continuing operations
 per share of Common Stock before
 extraordinary items............................   $  (0.41)/1,2/    $    0.27        $   0.24        $    0.18          $  0.13
Net loss from discontinued operations per share
 of Common Stock................................   $  (0.04)/3/      $   (0.13)/3/    $  (0.04)/3/    $ (  0.01)/3/           --
Loss on disposal of discontinued operations per
 share of Common Stock..........................   $  (0.08)/3/             --              --               --               --
Net income (loss) per
 share of Common Stock..........................   $  (0.53)/1,2,3/  $    0.14/3/     $   0.25/3,4/    $   0.20/3,5,6/   $ 0.53/6/
=================================================================================================================================
B. Balance Sheet Data

Invested assets.................................   $151,555          $ 180,263        $179,141         $174,125          $141,534
Total assets....................................   $196,419          $ 226,896        $239,410         $233,809          $198,873
Unpaid losses and loss
 adjustment expenses............................   $120,651          $ 137,406        $146,330         $137,479          $125,391
Stockholders  equity............................   $ 58,853          $  69,821        $ 62,318         $ 58,838          $ 54,764
Shares of Common Stock
 outstanding.................................... 15,360,238/7,8/   15,360,255/7,8/  15,360,270/7,8/  15,110,251/7/     15,110,258/7/


1 Includes expenses incurred in connection with the terminated proposed merger with Midland Financial Group, Inc. and non-recurring compensation expenses of death benefits and severance pay.
2 Includes $10 million increase in provision for pre-1980 accident year losses and loss adjustment expenses relating to run-off businesses and $4 million reduction in policyholder dividend accrual.
3 In 1996, DHC sold 100% of the common stock of Danielson Trust Company. Accordingly, Danielson Trust's results are reported herein as discontinued operations and are included in net income (loss).
4  Includes extraordinary gain from distribution from an unaffiliated trust.
5 Includes extraordinary gains from a former subsidiary, as well as a former trust administered by the California Insurance Commissioner as trustee.
6 Includes extraordinary gain from a former trust administered by the California Insurance Commissioner as trustee.
7 Does not give effect to currently exercisable options to purchase shares of Common Stock.
8 Reflects shares issued upon the 1994 exercise of options to purchase Common Stock.

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           -----------------------

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

  The Company does not currently pay Federal income tax due to the recognition of losses from several trusts that assumed various liabilities of certain present and former subsidiaries of DHC. It is expected that the Company's 1996 consolidated Federal income tax return will report a cumulative net operating loss carryforward currently estimated at approximately $1.3 billion, which will expire in various amounts, if not used, between 1998 and 2011. See Note 11 of the Notes to Consolidated Financial Statements.

Results of NAICC's Operations

  The operations of the Company's principal subsidiary, National American Insurance Company of California (NAICC), are primarily in property and casualty insurance.

Property and Casualty Insurance Operations

  Net written premiums were $36.1 million, $55.3 million and $91.1 million in 1996, 1995 and 1994, respectively. The declines in 1996 and 1995 are primarily due to the significant reductions of written premiums in the California workers' compensation line of insurance. Net premiums earned were $36.6 million, $60.5 million, and $93.3 million in 1996, 1995 and 1994, respectively. The decreases in earned premiums are directly related to the change in written premiums.

  Net written premiums for workers' compensation were $16.8 million, $38.2 million, and $77.2 million in 1996, 1995 and 1994, respectively. These decreases are attributable to significantly increased competition in California resulting in pricing for a significant part of the market at rates well below a level necessary to achieve a profit. It has been and will continue to be the policy of NAICC only to underwrite business that is expected to yield an underwriting profit. Consequently, the new and renewal policy counts of NAICC continued to decline in 1996. At December 31, 1996, NAICC had approximately 2,579 workers' compensation policies in force with an approximate average annual premium size of $5,344 compared to 3,844 and 7,183 policies in force with approximate average annual premium sizes of $6,201 and $9,566, respectively, at December 31, 1995 and 1994, respectively. In 1996 and 1995, 54 percent and 87 percent of NAICC's workers' compensation business, respectively, was in the state of California.

  Net written premiums were $14.5 million, $15 million and $10.5 million in 1996, 1995 and 1994, respectively, for the non-standard private passenger automobile line of insurance. Until January 1, 1997, NAICC ceded 50 percent of its private passenger automobile business to a major reinsurance company under a quota share reinsurance agreement, which was then amended to reduce the ceding percentage to 25 percent. For the year ended December 31, 1996, private passenger automobile insurance represented approximately 55.1 percent and 40.0 percent of NAICC's total 1996 direct and net written premiums, respectively, as compared to 40.6 percent and 27.1 percent of NAICC's total direct and net written premiums, respectively, for the year ended December 31, 1995.

  NAICC writes non-standard commercial automobile insurance in California, Arizona, Idaho, Nevada and Oregon. Net written premiums for non-standard commercial automobile insurance were $4.8 million in 1996 and $2.1 million in each of 1995 and 1994. NAICC has increased its production efforts in commercial automobile insurance by adding marketing representatives to this line, as well as a vice president of marketing, which resulted in appointments of approximately fifty new agents in the last nine months of 1996. The increased marketing emphasis in this line is expected to result in a significant increase in premiums in 1997 and 1998.

  Net investment income was $10.1 million, $12.4 million, and $11.3 million in 1996, 1995 and 1994, respectively. Net investment income declined as average invested assets declined in 1996. The increase in net investment income in 1995 was due primarily to interest of $840,000 received in December, 1995 from Lloyd's of London (Lloyd's) related to an unpaid reinsurance claim. Net investment income in 1995, exclusive of the interest payment from Lloyd's, increased slightly over 1994 because the average invested assets throughout 1995 were slightly higher than the average invested assets throughout 1994. The average yield on NAICC's portfolio was 7.2 percent as of December 31, 1996 and 1995. The estimated average maturity of the portfolio as of December 31, 1996 is 4 years.

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                        ------------------------
                                 (continued)

   In 1996 and 1995, operations used cash of $23.1 million and $2 million, respectively, as compared to providing cash of $11.3 million in 1994. The cash used in operations in 1996 and 1995 was primarily due to the decline in workers' compensation written premiums while claims from the workers' compensation line, which are generally paid out over several years, continued to be paid and settled. Overall cash and invested assets, stated at market, were $142.6 million at December 31, 1996 as compared to $170 million at December 31, 1995.

   Net losses and loss adjustment expenses (LAE) were $37.1 million, $48.7 million and $67.5 million in 1996, 1995 and 1994, respectively. The resulting net loss and LAE ratios were 101.3 percent, 80.5 percent and 72.3 percent in 1996, 1995 and 1994, respectively. The increase in the loss ratio in 1996 was due primarily to a decision by management of NAICC to strengthen the unpaid losses and allocated loss adjustment expenses (ALAE) of pre-1980 businesses assumed by NAICC in 1985 and which are in run-off. NAICC increased these run-off claim liabilities by $10 million. The pre-1980 run-off liabilities include claims relating to environmental clean-up for policies issued prior to 1970. NAICC increased its bulk unpaid liabilities related to these claims, principally the unpaid ALAE, as it has become evident that the legal costs associated with these claims would be significantly greater than previously anticipated. The net loss and LAE ratio, exclusive of the additional losses and ALAE associated with NAICC's run-off businesses, was 74 percent. Net unpaid losses and LAE relating to environmental claims were approximately $13.4 million at December 31, 1996.

   The increase in the net loss and LAE ratio in 1995 was primarily in the workers' compensation line of business. The net loss and LAE ratios for the workers' compensation line of business were 75.0 percent, 76.8 percent and 65.6 percent in 1996, 1995 and 1994, respectively. The net loss and LAE ratios for the private passenger automobile line of business were 69.9 percent, 65.8 percent and 69.9 percent in 1996, 1995 and 1994, respectively. The net loss and LAE ratios for the commercial automobile line of business were 71.8 percent and
71.7 percent in 1996 and 1995, respectively.

   Policy acquisition costs were $9.9 million, $13.4 million and $18.7 million in 1996, 1995 and 1994, respectively. As a percentage of net premiums earned, policy acquisition expenses were 27.1 percent, 22.1 percent and 20.0 percent in 1996, 1995 and 1994, respectively. Policy acquisition costs include expenses directly related to premium volume (i.e., commissions, premium taxes and state assessments) as well as certain underwriting expenses which are fixed in nature. The increase in the policy acquisition expense ratio in 1996 and 1995 was due in part to the shift of premium toward the automobile lines of business, which generally have a higher commission rate, and in part to the larger decline of workers' compensation premiums than the decline of fixed underwriting expenses of policy acquisition costs.

   General and administrative expenses were $6.6 million, $6.4 million and $6.7 million in 1996, 1995 and 1994, respectively. The decrease in general and administrative expenses in 1995 is attributable to staff reductions made in response to the decrease in written premiums.

   The policyholder dividend accrual was reduced in 1996 by $4 million in excess of dividends paid, as compared to increases of $137,000 in 1995 and $6 million in 1994 exclusive of payment of dividends. The decrease in the policyholder dividend accrual in 1996, as well as the decrease in policyholder dividend expense in 1995, were due to the decline in workers' compensation premium in California as well as a reduction in the rates at which premiums were written in 1995. As the California workers' compensation premium volume declined, the board of directors of NAICC deferred the declaration and payment of California policyholder dividends in hopes that NAICC could increase its volume profitably in the near term. In December, 1996, the board of directors of NAICC passed a resolution that it would not pay any further policyholder dividends on California workers' compensation policies written prior to January 1, 1995. This decision was based on the significant decline in premium volume, which has declined to a point such that the underwriting profit derived from California workers' compensation is not sufficient to cover fixed costs associated with the line of business and produce a profit. The decrease in the policyholder dividend expense ratio in 1995 was due to the continuing decrease in rates charged for workers' compensation insurance to a level where the margin for policyholder dividends is eliminated.

  Combined underwriting ratios were 136.7 percent, 113.4 percent and 106.2 percent in 1996, 1995 and 1994, respectively. The increase in the combined ratio in 1996 is due to the provision for additional losses and ALAE associated with NAICC's run-off businesses, which represents 27.3 percent of the combined ratio in 1996. The increase in the combined ratio in 1995 reflects an increase in the workers' compensation loss ratio as well as a decline in premium volume without a corresponding decline in expenses.

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

  In 1996, the insurance operations had a loss of $1.9 million as compared to net income from operations of $6.0 million and $5.9 million in 1995 and 1994, respectively. The net loss in 1996 was due to the provision for losses and ALAE in the run-off businesses of $10 million partially offset by the $4 million reduction of the policyholder dividend accrual. Net income in 1995 was comparable to net income in 1994 despite the significant decline in workers' compensation premiums because the decline in premiums and cash flow had not yet had a significant negative impact on the average invested assets and investment income. Net income includes net realized gains on investments of $500,000, $209,000 and $16,000 for 1996, 1995 and 1994, respectively.

Liquidity and Capital Resources

  The Company's insurance subsidiaries require both readily liquid assets and adequate capital to meet ongoing obligations to policyholders and claimants, as well as to pay ordinary operating expenses. The primary sources of funds to meet these obligations are premium revenues, investment income, recoveries from reinsurance, maturities and, if required, the sale of invested assets. NAICC's investment policy guidelines require that all liabilities be matched by a comparable amount of investment grade assets. Management believes that NAICC has both adequate capital resources and sufficient reinsurance to meet any unforeseen events such as natural catastrophes, reinsurer insolvencies, or possible reserve deficiencies.

  The two most common measures of capital adequacy for insurance companies are premium-to-surplus ratios (which measure current operating risk) and reserves-to-surplus ratios (which measure financial risk related to possible changes in the level of loss and loss adjustment expense reserves). A commonly accepted net written premium-to-surplus ratio is 3 to 1, although this varies with different lines of business. NAICC's 1996 premium-to-surplus ratio of 0.9 to 1 remains under leveraged by current industry standards. The maximum industry standard of loss and loss adjustment expense reserves-to-surplus ratio is 5 to 1, compared with NAICC's ratio of 2.1 to 1. Given these relatively conservative financial security ratios, management is confident that existing capital is adequate to support continued higher than industry average premium growth for the foreseeable future.

  The National Association of Insurance Commissioners (NAIC), in response to growing concerns about the financial health of insurance companies, adopted the "Solvency Policing Agenda for 1990" which outlined several areas for strengthening state regulation in order to head off federal regulation. One of these areas was the development of a model for the insurance industry for determining risk-based capital (RBC) requirements.

  The RBC model for property and casualty insurance companies was adopted in December 1993 and companies are to report their RBC ratios based on their statutory annual statements as filed with the regulatory authorities. NAICC has calculated its RBC requirement under the RBC model of the NAIC, and has capital in excess of any regulatory action or reporting level.

Results of Danielson Trust Company's Operations

  The operations of DHC's Danielson Trust Company ("Danielson Trust") subsidiary are comprised of trust and fiduciary services. The Consolidated Financial Statements of the Company reflect the net loss of Danielson Trust for 1996, 1995 and 1994 as discontinued operations. See Note 5 of the Notes to Consolidated Financial Statements.

Sale of Danielson Trust

  On December 31, 1996, DHC sold Danielson Trust because it was not in management's long-term plans to remain in the trust business and a transaction could be effected timely and efficiently. DHC received $3 million in cash in exchange for 100% of the common stock of Danielson Trust. DHC realized a loss on disposal of $1.2 million.

Trust and Fiduciary Services Operations

  Danielson Trust's net loss from operations for the year ended December 31, 1996 was $633,000, compared to a net loss of $2 million (including the writedown of $709,000 of goodwill) and $624,000 for the years ended December 31, 1995 and 1994 respectively. The decrease in net loss in 1996 was the result of efforts of Danielson Trust to reduce staffing and data processing expenses, as well as other operating efficiencies. The increase in net loss in 1995 from 1994 was the result of expenses and changes necessitated by Danielson Trust's acquisition of Western Trust Services ("WTS"), the goodwill writedown, as well as increased marketing expenses during 1995.

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                            ----------------------
                                 (continued)

Liquidity and Capital Resources

  Danielson Trust requires liquid assets to meet the working capital needs of its continuing business. The primary source of these liquid assets are fees charged to Danielson Trust's trust clients. In connection with the cessation of fee revenues derived from HomeFed Bank-related business during the first half of 1994, as well as the incurrence by Danielson Trust since 1994 of significant costs for communications, computer equipment upgrades and unanticipated systems conversion expenses associated with the acquisition of the assets of WTS, DHC made a $300,000 unsecured intercompany loan to Danielson Trust in 1994 in the form of a demand promissory note, with quarterly interest payments at the annual rate of 7.75 percent. On March 31, 1996, DHC forgave the entire principal balance of the note and accrued interest as of January 1, 1996, and converted such amount into additional paid-in-capital of Danielson Trust. During the second quarter of 1996, DHC made an additional capital contribution of $120,000 to Danielson Trust. As of January 1, 1996, DHC agreed to make an additional unsecured loan to Danielson Trust in the principal amount of $600,000, bearing interest at the rate of prime plus one percent, and to consider making additional such loans in the aggregate amount of $600,000 upon request of Danielson Trust. Danielson Trust did not borrow any amount under such loan agreement. To the extent that timing differences exist between the collection of revenue and the actual payment of expenses, or where revenues generated by Danielson Trust's business are insufficient to cover its expenses, or to maintain compliance with regulatory capital requirements, the primary sources of funds to meet those obligations would be the sale of short term investments, additional intercompany loans, parent company capital contributions or financing provided by a third party. As a result of the sale, the obligations of DHC to Danielson Trust were terminated.

RESULTS OF DHC'S OPERATIONS

Cash Flow from Parent-Only Operations

  Operating cash flow of DHC on a parent-only basis is primarily dependent upon the rate of return achieved on its investment portfolio and the payment of general and administrative expenses incurred in the normal course of business. For the years ended December 31, 1996, 1995 and 1994, cash used in parent-only operating activities was $3.8 million, $1.7 million and $1.1 million, respectively. Cash used in operations is primarily attributable to the parent-only net loss from operations for each year, adjusted for non-cash charges such as depreciation and amortization, and the operating working capital requirements of the holding company's business. Cash used in parent-only operations in 1996 increased $2.1 million over 1995; cash used in parent-only operations in 1995 increased $600,000 over 1994. The 1996 increase in cash used was primarily attributable to the payment of expenses related to the terminated proposed merger with Midland Financial Group, Inc. See Note 3 of the Notes to Consolidated Financial Statements. Such payments made during the year ended December 31, 1996 amounted to $1.8 million. The Company also incurred $1.3 million of non-recurring compensation of which $820,000 was related to the parent. Of the parent-only expense, $111,000 was paid in 1996. The remaining balance will be paid over the next three years. See Note 4 of the Notes to Consolidated Financial Statements. For information regarding the Company's operating subsidiaries' cash flow from operations, see "RESULTS OF NAICC'S OPERATIONS, Property and Casualty Insurance Operations."

Liquidity and Capital Resources

  For the year ended December 31, 1996, cash and investments of DHC were approximately $10 million. As previously described, the primary use of funds was the payment of general and administrative expenses in the normal course of business. The funds were also used for the payment of expenses related to the terminated proposed merger with Midland. In addition, DHC received $3 million cash from North American Trust Company for the sale of Danielson Trust. See Note 5 of the Notes to Consolidated Financial Statements.

  DHC's sources of funds are its investments as well as dividends received from its subsidiaries. Various state insurance and banking law requirements restrict the amounts that may be transferred to DHC in the form of dividends from its insurance and trust company subsidiaries without prior regulatory approval. As a result of NAICC's having negative unassigned surplus, NAICC is not permitted to pay dividends in 1997 without prior regulatory approval. Danielson Trust was prohibited from making any distributions to DHC for a period of two years after the date it was acquired (until March 1995). As a result of Danielson Trust's accumulated deficit in 1995, Danielson Trust was not permitted to pay

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES dividends in 1996 without prior written consent of the State Banking Department. See Note 8 of the Notes to Consolidated Financial Statements.

  Current fixed maturity holdings of DHC are in U.S. Treasury obligations, asset-backed securities and Agency bonds. For information regarding the Company's operating subsidiaries' liquidity and capital resources, see "RESULTS OF NAICC'S OPERATIONS, Liquidity and Capital Resources" and "RESULTS OF DANIELSON TRUST COMPANY'S OPERATIONS, Liquidity and Capital Resources."

The Company's Investments

  The amount and type of certain of the Company's investments are regulated by California insurance laws and regulations. The Company's investment portfolio is composed primarily of fixed maturities and is weighted heavily toward investment grade short and medium term securities. The Company does not invest in high yield low investment grade securities. See Notes 1(B) and 9 of the Notes to Consolidated Financial Statements.

  The following table sets forth a summary of the Company's investment portfolio at December 31, 1996, by investment grade (dollars in thousands):


                                            Cost      Fair Value
----------------------------------------------------------------
Investment by investment grade:
Fixed maturities
  U.S. Government/Agency..............    $ 50,381      $ 51,003
  Mortgage-backed.....................      54,691        53,877
  Corporates (AAA to A)...............      36,240        36,255
  Corporates (BBB)....................       2,112         2,195
                                          ----------------------
    Total fixed maturities............     143,424       143,330
Equity securities.....................         257         2,697
                                          ----------------------
    Total.............................    $143,681      $146,027
                                          ======================

  Fixed maturities of the Company include Mortgage-Backed Securities (MBS) representing 37.6 percent and 37.2 percent of total fixed maturities at December 31, 1996 and December 31, 1995, respectively. All MBS held by the Company are issued by the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC), which are both rated Aaa by Moody's Investors Services. Both FNMA and FHLMC are corporations that were created by Acts of Congress. FNMA and FHLMC guarantee the principal balance of their securities. FNMA guarantees timely payment of principal and interest.

   One of the risks associated with MBS is the timing of principal payments on the mortgages underlying the securities. The principal an investor receives depends upon amortization schedules and the termination pattern (resulting from prepayments or defaults) of the individual mortgages included in the underlying pool of mortgages. The principal is guaranteed but the yield and cash flow can vary depending on the timing of the repayment of the principal balance. Securities that have an amortized cost greater than par, which are backed by mortgages that repay faster (or slower) than expected, will incur a decrease (or increase) in yield. Those securities that have an amortized cost lower than par that repay faster (or slower) than expected will generate an increase (or decrease) in yield. The degree to which a security is susceptible to changes in yield is influenced by the difference between its amortized cost and par, the relative sensitivity to repayment of the underlying mortgages backing the securities in a changing interest rate environment, and the repayment priority of the securities in the overall securitization structure. NAICC attempts to limit repayment risk by purchasing MBS whose costs are below or do not significantly exceed par, and by primarily purchasing structured securities with repayment protection to provide a more certain cash flow to the investor. There are various types of bonds that may comprise a MBS and they can have differing interest rates and maturities, as well as priorities to the cash flows of the underlying mortgages or assets. MBS with sinking fund schedules are known as Planned Amortization Classes (PAC) and Targeted Amortization Classes (TAC). The structures of PACs and TACs attempt to increase the certainty of the timing of prepayment and thereby minimize the prepayment and interest rate risk.

  MBS, as well as callable bonds, have a greater sensitivity to market value declines in a rising interest rate environment than to market value increases in a declining interest rate environment. This is primarily due to the ability and the incentive of the payor to prepay the principal or the issuer to call the bond in a declining interest rate scenario.

  NAICC's MBS by type of instrument are as follows (in thousands):


                                1996                       1995
                      --------------------------------------------------
                      Amortized      Percent of   Amortized   Percent of
                        Cost           Total         Cost       Total
------------------------------------------------------------------------
Non-PAC/TAC.........   $18,649          34%         $18,679      30%
PAC/TAC.............    36,042          66%          43,663      70%
                      --------------------------------------------------
                       $54,691         100%         $62,342     100%
                      ==================================================

                Danielson Holding Corporation and Subsidiaries

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                    --------------------------------------
                                  (continued)


  Management of NAICC believes that the interest and prepayment risks generally inherent in MBS are not significant in the portfolio at December 31, 1996.

ECONOMIC CONDITIONS

  The California workers' compensation "minimum rate" law was eliminated effective January 1, 1995, and replaced with a new "open rating" law. The open rating law provided for a major change in the way insurance companies price workers' compensation insurance in California from previous years. The Workers' Compensation Insurance Rating Bureau of California (WCIRB) is the designated statistical agent for the California Department of Insurance (CDI) and accumulates state-wide loss and remuneration data. The WCIRB promulgates advisory pure premium rates, instead of promulgating final rates as was its purpose under the minimum rate law. Pure premium rate is the loss and loss adjustment expense portion of the final rate charged. Non-loss related expenses make up the other portion of the final rate charged. The WCIRB does not make an advisory filing for the non-loss expense portion of the final rate.

  In 1996, 54 percent of NAICC's workers' compensation business was in the state of California. The favorable loss experience of the 1992, 1993 and 1994 loss years and the elimination of the "minimum rate" law has created a new and fiercely competitive environment in the California workers' compensation market. NAICC has filed premium rates with the CDI which are based on the pure premium rates promulgated by the WCIRB. NAICC management believes that the pure premium rates promulgated by the WCIRB best reflect NAICC's actual loss costs and loss adjustment expenses. It continues to be the policy of NAICC to underwrite policies at prices which are expected to achieve an underwriting profit. Consequently, premium volume in workers' compensation has decreased because competitors are willing to price policies using pure premium rates which are significantly below the average pure premium rates promulgated by the WCIRB. NAICC plans to continue to increase its participation in other markets to offset a portion of the decline in California workers' compensation premium.

AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 encourages all companies to adopt the new fair value based method of accounting for stock compensation plans in place of the intrinsic value method. The Company has elected to continue to use the intrinsic value method, and accordingly, has included pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied. See Note 13 of the Notes to Consolidated Financial Statements.

               DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

    C O N S O L I D A T E D  S T A T E M E N T S  O F  O P E R A T I O N S
          ----------------------------------------------------------
            (In thousands, except share and per share information)

                                             For the years ended December 31,
                                             ----------------------------------
                                               1996         1995        1994
--------------------------------------------------------------------------------
Revenues:
  Gross premiums earned.....................  $ 52,066    $ 76,688    $106,552
  Ceded premiums earned.....................   (15,441)    (16,140)    (13,261)
                                             ----------------------------------
  Net premiums earned.......................    36,625      60,548      93,291
  Net investment income.....................    10,655      13,026      11,722
  Net realized investment gains.............       499         207          16
  Other income..............................       925       1,677         516
                                             ----------------------------------
    Total revenues..........................    48,704      75,458     105,545
                                             ----------------------------------
Losses and expenses:
  Gross losses and loss adjustment
   expenses.................................    53,697      63,543      82,025
  Ceded losses and loss adjustment
   expenses.................................   (16,598)    (14,828)    (14,510)
                                             ----------------------------------
  Net losses and loss adjustment expenses...    37,099      48,715      67,515
  Policyholder dividends....................    (4,000)        137       6,043
  Policy acquisition expenses...............     9,907      13,391      18,677
  Expenses in connection with terminated
   proposed acquisition.....................     1,849          --          --
  Nonrecurring compensation.................     1,272          --          --
  General and administrative expenses.......     8,799       8,746       9,386
  Interest expense..........................        --          --          65
                                             ----------------------------------
    Total losses and expenses...............    54,926      70,989     101,686
                                             ----------------------------------
Income (loss) from continuing operations
 before provision for income tax and
 extraordinary item.........................    (6,222)      4,469       3,859
Income tax provision........................        18         120          90
                                             ----------------------------------
Income (loss) from continuing operations
 before extraordinary item..................    (6,240)      4,349       3,769
Discontinued operations:
  Net loss from operations..................      (633)     (2,033)       (624)
  Loss on disposal..........................    (1,246)         --          --
                                             ----------------------------------
Income (loss) before extraordinary item.....    (8,119)      2,316       3,145
  Extraordinary item........................        --          --         750
                                             ----------------------------------
Net income (loss)...........................  $ (8,119)   $  2,316    $  3,895
                                             ==================================
Earnings (loss) per share of Common Stock
 and common equivalent share:
Income (loss) from continuing operations
 before extraordinary item..................  $  (0.41)   $   0.27    $   0.24
Discontinued operations:
  Loss from operations......................     (0.04)      (0.13)      (0.04)
  Loss on disposal..........................     (0.08)         --          --
                                             ----------------------------------
Income (loss) before extraordinary item.....     (0.53)       0.14        0.20
  Extraordinary item........................        --          --        0.05
                                             ----------------------------------
Net income (loss)...........................  $  (0.53)   $   0.14    $   0.25
                                             ==================================

See accompanying Notes to Consolidated Financial Statements.

               DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

             C O N S O L I D A T E D   B A L A N C E  S H E E T S
                ----------------------------------------------

                                                                                         December 31,
                                                                                     ----------------------
(In thousands, except share and per share information)                                1996          1995
-----------------------------------------------------------------------------------------------------------
ASSETS:
  Fixed maturities:
    Available-for-sale at fair value (Cost: $143,424 and $166,365) ...........     $ 143,330      $ 171,167
  Equity securities at fair value (Cost: $257 and $256) ......................         2,697            629
  Short term investments, at cost which approximates fair value ..............         5,528          8,467
                                                                                   ------------------------
      Total investments ......................................................       151,555        180,263
  Cash .......................................................................         1,155            336
  Accrued investment income ..................................................         2,397          2,712
  Premiums and fees receivable, net of allowances of $230 and $153 ...........         5,597          8,593
  Reinsurance recoverable on paid losses, net of allowances of $316 and $388 .         3,071          1,828
  Reinsurance recoverable on unpaid losses, net of allowances of $425 and $425        23,546         21,112
  Prepaid reinsurance premiums ...............................................         2,417          2,226
  Property and equipment, net of accumulated depreciation of $7,102 and $6,632         2,968          3,708
  Deferred acquisition costs .................................................           957          1,045
  Other assets ...............................................................         2,756            663
  Net assets of discontinued operations ......................................             -          4,410
                                                                                   ------------------------
      Total assets ...........................................................     $ 196,419      $ 226,896
                                                                                   ========================
LIABILITIES AND STOCKHOLDERS' EQUITY:
  Unpaid losses and loss adjustment expenses .................................     $ 120,651      $ 137,406
  Unearned premiums ..........................................................         8,294          8,563
  Policyholder dividends .....................................................           407          4,664
  Reinsurance premiums payable ...............................................         1,765          1,707
  Funds withheld on ceded reinsurance ........................................         1,479          1,534
  Other liabilities ..........................................................         4,970          3,201
                                                                                   ------------------------
      Total liabilities ......................................................       137,566        157,075
  Preferred Stock ($0.10 par value; authorized 10,000,000 shares; none
    issued and outstanding)...................................................             -              -
  Common Stock ($0.10 par value; authorized 20,000,000 shares;
     issued 15,370,894 shares and 15,370,894 shares;
     outstanding 15,360,238 shares and 15,360,255 shares) ....................         1,537          1,537
  Additional paid-in capital .................................................        46,131         46,131
  Net unrealized gain on available-for-sale securities .......................         2,346          5,195
  Retained earnings ..........................................................         8,905         17,024
  Treasury stock (Cost of 10,656 shares and 10,639 shares) ...................           (66)           (66)
                                                                                  ------------------------
      Total stockholders' equity .............................................        58,853         69,821
                                                                                   ------------------------
Commitments and contingencies
      Total liabilities and stockholders' equity .............................     $ 196,419      $ 226,896
                                                                                   ========================

See accompanying Notes to Consolidated Financial Statements.

               DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            ----------------------


                                                                             For the years ended December 31,
                                                                     ------------------------------------------------
(In thousands, except share amounts)                                     1996              1995              1994
---------------------------------------------------------------------------------------------------------------------
Common stock
  Balance, beginning of year ...............................              $ 1,537           $ 1,537           $ 1,511
  Exercise of options to purchase Common Stock .............                   --                --                26
                                                                     ------------------------------------------------
  Balance, end of year .....................................                1,537             1,537             1,537
                                                                     ------------------------------------------------
Additional paid-in capital
  Balance, beginning of year ...............................               46,131            46,417            45,669
  Exercise of options to purchase Common Stock .............                   --                --               748
  Retirement of stock options ..............................                   --              (286)               --
                                                                     ------------------------------------------------
  Balance, end of year .....................................               46,131            46,131            46,417
                                                                     ------------------------------------------------
Net unrealized gain (loss) on available-for-sale securities
  Balance, beginning of year ...............................                5,195              (278)              855
  Net unrealized gain on the date of reclassification
    of available-for-sale securities .......................                   --             2,880                --
  Net increase (decrease) ..................................               (2,849)            2,593            (1,133)
                                                                     ------------------------------------------------
  Balance, end of year .....................................                2,346             5,195              (278)
                                                                     ------------------------------------------------
Retained earnings
  Balance, beginning of year ...............................               17,024            14,708            10,813
  Net income (loss) ........................................               (8,119)            2,316             3,895
                                                                     ------------------------------------------------
  Balance, end of year .....................................                8,905            17,024            14,708
                                                                     ------------------------------------------------
Treasury stock
  Balance, beginning of year ...............................                  (66)              (66)              (10)
  Purchased during year ....................................                   --                --               (56)
                                                                     ------------------------------------------------
  Balance, end of year .....................................                  (66)              (66)              (66)
                                                                     ------------------------------------------------
      Total stockholders' equity ...........................              $58,853            $69,821          $62,318
                                                                     ================================================

---------------------------------------------------------------------------------------------------------------------
Common stock, shares
  Balance, beginning of year ...............................           15,370,894         15,370,894       15,112,984
  Exercise of options to purchase Common Stock .............                   --                 --          257,910
                                                                     ------------------------------------------------
  Balance, end of year .....................................           15,370,894        15,370,894        15,370,894
                                                                     ================================================
Treasury stock, shares
  Balance, beginning of year ...............................               10,639            10,624             2,733
  Purchased during year ....................................                   17                15             7,891
                                                                     ------------------------------------------------
  Balance, end of year .....................................               10,656            10,639            10,624
                                                                     ================================================

See accompanying Notes to Consolidated Financial Statements.

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          --------------------------

                                                                                  For the years ended December 31,
                                                                                ------------------------------------
(In thousands)                                                                    1996          1995          1994
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Income (loss) from continuing operations ................................     $ (6,240)     $  4,349      $  3,769
  Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities:
      Net realized investment gains .......................................         (499)         (207)          (16)
      Depreciation and amortization .......................................          920         1,360         1,752
      Change in other invested asset ......................................            -             -          (205)
      Change in accrued investment income .................................          412           175          (705)
      Change in premiums and fees receivable ..............................        3,504         8,010         2,056
      Change in reinsurance recoverables ..................................       (1,065)        4,280        (2,883)
      Change in reinsurance recoverable on unpaid losses ..................       (1,155)       (3,407)          551
      Change in prepaid reinsurance premiums ..............................           80           487           (48)
      Change in deferred acquisition costs ................................           97         1,159            (8)
      Change in unpaid losses and loss adjustment expenses ................      (18,886)       (8,924)        8,851
      Change in unearned premiums .........................................         (569)       (5,765)       (2,174)
      Change in policyholder dividends payable ............................       (4,257)       (1,616)       (3,501)
      Change in reinsurance payables and funds withheld ...................         (382)         (248)           60
      Extraordinary item ..................................................            -             -           750
      Other, net ..........................................................        1,091        (3,316)        1,924
                                                                                ------------------------------------
        Net cash provided by (used in) operating activities ...............      (26,949)       (3,663)       10,173
                                                                                ------------------------------------
Cash flows from investing activities:
  Proceeds from sales:
    Fixed income maturities available-for-sale ............................       12,668         7,464         3,089
    Equity securities .....................................................          351             -            14
    Other investments .....................................................            -           433             -
  Investments, matured or called:
    Fixed income maturities held-to-maturity ..............................            -         4,890        23,228
    Fixed income maturities available-for-sale ............................       29,821        23,157         3,937
  Investments purchased:
    Fixed income maturities held-to-maturity ..............................            -             -       (31,851)
    Fixed income maturities available-for-sale ............................      (19,463)      (25,881)      (25,019)
    Other investments .....................................................            -          (105)         (250)
  Acquisition of Western Trust Services ...................................            -             -        (2,505)
  Acquisition of Valor Insurance Company (net of cash
    and short-term investments of $1,461) .................................       (1,450)            -             -
  Net proceeds from sale of Danielson Trust Company .......................        2,968             -             -
  Purchases of property and equipment .....................................          (32)         (338)         (540)
  Proceeds from sale of property and equipment ............................           86             -             -
  Proceeds from other invested asset ......................................            -             -        19,531
                                                                                ------------------------------------
        Net cash provided by (used in) investing activities ...............       24,949         9,620       (10,366)
                                                                                ------------------------------------
Cash flows from financing activities:
  Paydown of bank loan ....................................................            -             -        (2,250)
  Capital lease obligation ................................................            -             -           (96)
  Purchase of treasury stock ..............................................            -             -           (56)
  Retirement of stock options .............................................            -          (286)            -
  Proceeds from exercise of options to purchase
    Common Stock ..........................................................            -             -           774
                                                                                ------------------------------------
        Net cash used in financing activities .............................            -          (286)       (1,628)
                                                                                ------------------------------------
Net cash provided by (used in) continuing operations ......................       (2,000)        5,671        (1,821)
Net cash used in discontinued operations ..................................         (120)            -          (338)
                                                                                ------------------------------------
Net increase (decrease) in cash and short term investments ................       (2,120)        5,671        (2,159)
Cash and short term investments at beginning of year ......................        8,803         3,132         5,291
                                                                                ------------------------------------
Cash and short term investments at end of year ............................     $  6,683      $  8,803      $  3,132
                                                                                ====================================

See accompanying Notes to Consolidated Financial Statements.

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           -------------------------
                       December 31, 1996, 1995, and 1994


1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Organization

   Danielson Holding Corporation ("DHC") is a holding company organized under the General Corporation Law of the State of Delaware. DHC owns all of the voting stock of Mission American Insurance Company ("MAIC"). MAIC owns 100 percent of the voting stock of KCP Holding Company ("KCP"), Danielson Indemnity Company and Danielson Reinsurance Corporation. KCP owns 100 percent of the common stock of National American Insurance Company of California ("NAICC"), DHC's principal operating insurance subsidiary. NAICC owns 100 percent of the common stock of Danielson Insurance Company, Danielson National Insurance Company, and Valor Insurance Company, Incorporated ("Valor"). See also Note 2 "ACQUISITION OF VALOR INSURANCE COMPANY." In March 1993, DHC acquired 100 percent of the common stock of Danielson Trust Company ("Danielson Trust"). On December 31, 1996, DHC sold 100 percent of the common stock of Danielson Trust. See also Note 5 "DISCONTINUED OPERATIONS."

   The operations of DHC's primary insurance subsidiary, NAICC, are in property and casualty insurance. NAICC writes workers' compensation and non-standard automobile insurance in the western United States, primarily California. NAICC writes approximately 71 percent of its insurance in California. Private passenger automobile direct written premiums of $28.2 million, $28.8 million and $20 million and net earned premium of $14.5 million, $15.2 million and $10.3 million for the years ended December 31, 1996, 1995 and 1994, respectively, were produced through one general agent of NAICC.

Summary of Significant Accounting Policies

A. Basis of Presentation

   The accompanying Consolidated Financial Statements of DHC and subsidiaries (collectively with DHC, the "Company") have been prepared in accordance with generally accepted accounting principles. All material transactions among consolidated companies have been eliminated. Certain prior year amounts have been reclassified to conform with the current year's financial statement presentation.

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

   Fixed maturities classified as available-for-sale are recorded at fair value. Fixed maturities classified as held-to-maturity are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Amortization and accretion of premiums and discounts on collateralized mortgage obligations are adjusted for principal paydowns and changes in expected maturities. Net unrealized gains or losses on fixed maturities classified as available-for-sale are excluded from earnings and are reported as a separate component of stockholders equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Net unrealized gains or losses associated with transfers of fixed maturities classified as held-to-maturity to fixed maturities classified as available-for-sale are recorded as a separate component of stockholders' equity. The net unrealized gains or losses on fixed maturities included in the separate component of stockholders' equity for fixed maturities transferred from the classification of available-for-sale to held-to-maturity are amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. The Company does not hold any fixed maturities that are classified as trading. In December 1995, the Company reclassified its entire held-to-maturity portfolio to available-for-sale under a one-time provision permitted by the Financial Accounting Standards Board. No deferred tax liability has been provided for unrealized appreciation due to the anticipated availability of the Company's net operating tax loss carryforwards.

   A decline in the market value of any security below cost which is deemed to be other than temporary is charged to earnings, resulting in the establishment of a new cost basis for such security.

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         ----------------------------
                       December 31, 1996, 1995, and 1994
                                  (continued)


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

C. Revenue Recognition

   Earned premium income is recognized ratably over the contract period of an insurance policy based on estimated annual premiums. A liability is established for unearned insurance premiums representing the portion of premiums received that is applicable to the unexpired terms of policies in force. Premiums earned include an estimate for earned but unbilled premiums. Premiums earned but unbilled and included in premiums receivable were $480,000 and $1.9 million at December 31, 1996 and 1995, respectively.

D. Unpaid Losses and Loss Adjustment Expenses

   Unpaid losses and loss adjustment expenses ("LAE") are based on estimates of reported losses, historical Company experience of losses reported by reinsured companies for insurance assumed from such insurers, and estimates based on historical Company and industry experience for unreported claims. Management believes that the provisions for unpaid losses and LAE are adequate to cover the cost of losses and LAE incurred to date. However, such liability is, by necessity, based upon estimates, which may change in the near term, and there can be no assurance that the ultimate liability will not exceed such estimates. See Note 7 "Unpaid Losses and Loss Adjustment Expenses."

E. Reinsurance

   In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events which cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers.

    The Company accounts for its reinsurance contracts which provide indemnification by reducing premiums earned by the amounts paid to the reinsurer and establishing recoverable amounts for paid and unpaid losses and LAE ceded to the reinsurer. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Contracts pursuant to which it is not reasonably possible that the reinsurer may realize a significant loss from the insurance risk generally do not meet conditions for reinsurance accounting and are accounted for as deposits. For the years ended December 31, 1996 and 1995, the Company had no reinsurance contracts which were accounted for as deposits. See Note 6 "REINSURANCE."

F. Deferred Acquisition Costs

   Deferred acquisition costs, consisting principally of commissions and premium taxes paid at the time of issuance of a policy, are deferred and amortized over the period during which the related premiums are earned. Deferred acquisition costs are limited to the estimated future profit, based on the anticipated losses and LAE (based on historical experience), maintenance costs, policyholder dividends, and anticipated investment income. The amortization of deferred acquisition costs charged to operations in 1996, 1995 and 1994 was $6.2 million, $9.1 million and $13.7 million, respectively.

G. Policyholder Dividends

   Policyholder dividends represent management's estimate of amounts to be paid on participating policies which share in positive underwriting results, based on the type of policy plan. Participating policies represent approximately 6 percent, 34 percent and 79 percent of direct written premiums for the years ended December 31, 1996, 1995 and 1994, respectively. An estimated provision for policyholder dividends is accrued during the period in which the related premium is earned. These estimated dividends do not become legal liabilities unless and until declared by the Board of Directors of NAICC. No dividends were declared and unpaid as of December 31, 1996.

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

H. Property and Equipment

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

I. Income Taxes

   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases thereof. Deferred tax assets and liabilities are measured using enacted tax rates which are expected to apply to taxable income in the years in which those temporary differences are anticipated to be recovered or settled, and are limited, through a valuation allowance, to the amount realizable. See Note 11 "INCOME TAXES."

J. Per Share Data

   Per share data is based on the weighted average number of shares of common stock of DHC, par value $0.10 per share ("Common Stock") outstanding during each year. Earnings per share computations, as calculated under the treasury stock method, include the average number of shares of additional outstanding Common Stock issuable for stock options, whether or not currently exercisable. Such average shares were 15,989,055 and 15,938,018 for the years ended December 31, 1995 and 1994, respectively. Loss per share is calculated using only the average number of outstanding shares of Common Stock and disregarding the average number of shares issuable for stock options. Such average shares outstanding were 15,360,250 for the year ended December 31, 1996.

K. Fair Value of Financial Instruments

   The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of the Company's cash and short term investments approximate fair value because of the short term maturity of those investments. The fair values of the Company's debt security instruments and equity security investments are based on quoted market prices as of December 31, 1996. The fair value of all other financial instruments approximates their respective carrying value. See Note 9 "INVESTMENTS."

L. Use of Estimates

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from such estimates.

M. Stock Incentive Compensation Plans

   The Company measures stock-based compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion 25. Accordingly, the Company discloses pro forma net income and earnings per share as if the fair value based method of accounting prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation had been applied. See Note 13 "EMPLOYEE BENEFIT AND STOCK OPTION PLANS."

2) ACQUISITION OF VALOR INSURANCE COMPANY

   On June 24, 1996, NAICC completed the acquisition of 100% of the outstanding common stock of Valor Insurance Company, Incorporated ("Valor") for $2.9 million in cash. Valor is a property and casualty insurance company domiciled in the state of Montana and writes workers' compensation insurance in Montana. The acquisition of Valor has been accounted for as a purchase. The purchase price was allocated to the identifiable net assets of Valor based upon the estimated relative fair values thereof. In connection with the acquisition, NAICC acquired net assets with a fair value of approximately $1.1 million, resulting in $1.8 million of cost in excess of net assets acquired. This amount, which is included in other assets at December 31, 1996, is being amortized over 10 years.

3) EXPENSES IN CONNECTION WITH TERMINATED PROPOSED ACQUISITION

   On February 26, 1996, DHC signed an Agreement and Plan of Merger (the "Merger") with Midland Financial Group, Inc. ("Midland") which provided for, among other

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   -----------------------------------------
                       December 31, 1996, 1995, and 1994
                                  (continued)


things, Midland to be merged into a subsidiary of DHC. On April 24, 1996, DHC and Midland filed a joint proxy statement with the Securities and Exchange Commission with respect to the Merger and DHC filed registration statements with respect to securities proposed to be issued in connection with the Merger. As a result of the deaths of key executives of the Company and Midland in the crash of TWA Flight 800, DHC and Midland signed a Termination Agreement for the Merger on July 24, 1996. DHC deregistered the shares related to the proposed Merger. The amounts expensed are amounts paid that relate directly to the proposed Merger and include (without limitation) regulatory filing fees, legal expenses, accounting expenses, printing costs, fairness opinion expenses and investment banking fees.

4)  NONRECURRING COMPENSATION

    In recognition of the deaths of C. Kirk Rhein, Jr. and William Story, the Company has contracted to pay death benefits, monthly, over a period of three years, commencing August 1, 1996. Such amounts were expensed in August 1996 based on their estimated present value. DHC has also contracted to pay severance benefits over the course of one year, commencing August 1, 1996, in connection with the resignation of certain former employees. Such amounts were expensed in full in August 1996.

5)  DISCONTINUED OPERATIONS

    On December 31, 1996, DHC sold 100% of the common stock of Danielson Trust to North American Trust Company for $3 million in cash. The sale resulted in a loss of $1.2 million.

    Trust and Fiduciary Services was a separate segment of the Company and as a result, the net loss and loss on disposal of Danielson Trust are reported herein as discontinued operations. Summarized operating results of Danielson Trust are as follows (dollars in thousands):

                                                   For the years ended
                                                       December 31,
                                                --------------------------
                                                 1996      1995      1994
--------------------------------------------------------------------------
Revenues ....................................   $3,493    $4,623   $4,795
General and administrative
    expenses ................................    4,126     6,656    5,419
                                                --------------------------
Net loss ....................................   $ (633)  $(2,033)  $ (624)
                                                ==========================

   The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") in 1995. Under SFAS 121, long-lived assets, certain identifiable intangibles and goodwill related to such assets to be held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of such assets may not be recoverable. The 1995 net operating losses of Danielson Trust required the Company to assess the recoverability and amortization of goodwill associated with Danielson Trust. Based upon this assessment, the Company reduced the carrying amount of the remaining goodwill by $709,000, to $2.7 million. The writedown is included in the net loss from discontinued operations.

6) REINSURANCE

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

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

   NAICC cedes reinsurance on an excess of loss basis for workers' compensation risks in excess of $400,000 and generally for all other risks in excess of $150,000. NAICC also ceded 50 percent of its private passenger automobile business on a quota share basis. Effective January 1, 1997, the quota share agreement was amended to reduce the cessation rate to 25 percent. The effect of reinsurance on premiums written reflected in the Company's Consolidated Financial Statements is as follows (dollars in thousands):

                               For the years ended December 31,
                              ----------------------------------
                                 1996         1995        1994
----------------------------------------------------------------
Direct......................   $ 51,201     $ 70,949    $104,379
Ceded.......................    (15,065)     (15,654)    (13,310)
                               ---------------------------------
Net premium.................   $ 36,136     $ 55,295    $ 91,069
                               =================================

  In March 1994, NAICC received a $19.5 million commutation value under an Excess of Loss Agreement with Great American Insurance Company ("GAIC") entered into in 1988. The agreement included timing restrictions on the reinsurance payments to be made by GAIC to NAICC. Because of the limited amount of risk transferred, this transaction was accounted for as a financing agreement. In accordance with the terms of the agreement, NAICC exercised the commutation provision in January, 1994. Interest income of $205,000 was recognized in 1994 representing the accretion of interest income under the original expected term and inherent interest rate in the agreement.

  As of December 31, 1996, General Reinsurance Corporation ("GRC"), Munich American Reinsurance Company ("MARC") and Lloyd's of London ("Lloyd's") were the only reinsurers that comprised more than 10 percent of NAICC's reinsurance recoverable on paid and unpaid claims. At December 31, 1996, NAICC had reinsurance recoverables on paid and unpaid claims of $7.7 million, $7.9 million and $4.1 million from GRC, MARC and Lloyd's, respectively. Both GRC and MARC had an A.M. Best rating of A+ or better.

 7) UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

  The following chart summarizes the activity in NAICC's liability for unpaid losses and LAE during the three most recent fiscal years (dollars in thousands):

                                          For the years ended December 31,
                                         ----------------------------------
                                             1996       1995       1994
---------------------------------------------------------------------------
Net unpaid losses and
  LAE at January 1....................     $116,294   $128,625   $119,223
Net unpaid losses acquired
  with Valor..........................          403          -          -
                                           --------------------------------
                                            116,697    128,625    119,223
                                           --------------------------------
Incurred related to:
  Current year........................       26,979     45,592     67,131
  Prior years.........................       10,120      3,123        384
                                           --------------------------------
Total incurred........................       37,099     48,715     67,515
                                           --------------------------------
Paid related to:
  Current year........................      (10,559)   (14,464)   (15,849)
  Prior years.........................      (46,132)   (46,582)   (42,264)
                                           --------------------------------
Total paid............................      (56,691)   (61,046)   (58,113)
                                           --------------------------------
Net unpaid losses and
  LAE at December 31..................       97,105    116,294    128,625
Plus: reinsurance
  recoverables........................       23,546     21,112     17,705
                                           --------------------------------
Gross unpaid losses and
  LAE at December 31..................     $120,651   $137,406   $146,330
                                           ================================

  The losses and LAE incurred related to prior years is attributable to claims from businesses which are in run- off. In 1996, NAICC strengthened the unpaid losses and allocated loss adjustment expenses ("ALAE") of pre-1980 businesses assumed by NAICC in 1985 and which are in run-off. NAICC increased these run-off claim liabilities by $10 million. The pre-1980 run-off liabilities include claims relating to environmental clean-up for policies issued prior to 1970. NAICC increased its bulk unpaid liabilities related to these claims, principally the unpaid ALAE, as it has become evident that the legal costs associated with these claims would be significantly greater than previously anticipated.

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         -----------------------------
                       December 31, 1996, 1995, and 1994
                                  (continued)


The principal exposure from these claims arises from direct excess and primary policies of businesses in run-off, the obligations of which were assumed by NAICC. These excess and primary claims are relatively few in number and have policy limits of between $50,000 and $1,000,000, with reinsurance generally above $50,000. NAICC also has environmental claims primarily associated with participation in excess of loss reinsurance contracts assumed by NAICC. These reinsurance contracts have relatively low limits, generally less than $25,000, and estimates of unpaid losses are based on information provided by the primary insurance company.

  The unpaid losses and LAE related to environmental cleanup is established based upon facts currently known and the current state of the law and coverage litigation. Liabilities are estimated for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific contract of insurance or reinsurance and management can reasonably estimate its liability. Liabilities for unknown claims and development of reported claims are included in NAICC's bulk unpaid losses. The liability for the development of reported claims is based on estimates of the range of potential losses for reported claims in the aggregate as well as currently established case estimates and industry development factors for reported claims. Estimates of liabilities are reviewed and updated continually and exposure exists in excess of amounts which are currently recorded which could be material. However, management does not expect that liabilities associated with these types of claims will result in a material adverse effect on future liquidity or financial position. Liabilities such as these are based upon estimates and there can be no assurance that the ultimate liability will not exceed such estimates.

  NAICC is involved in litigation related to certain environmental claims which have some significant uncertainties. Such uncertainties include difficulties in predicting the outcome of judicial decisions as case law evolves regarding liability exposure, insurance coverage and interpretation of policy language with respect to environmental claims. While the outcome of such litigation cannot be determined at this time, such litigation, net of liabilities established therefor and giving effect to reinsurance, is not expected to have a material adverse effect on the future liquidity or financial position of NAICC. As of December 31, 1996 and 1995, NAICC's net unpaid losses and LAE relating to environmental claims were approximately $13.4 million and $4.1 million, respectively.

 8)  REGULATION, DIVIDEND RESTRICTIONS AND STATUTORY SURPLUS

  DHC's insurance subsidiaries are regulated by various states and prepare their financial statements in accordance with statutory accounting principles. NAICC prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the California Department of Insurance (the "Insurance Department"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (the "Association"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has not applied any permitted accounting practices in its statutory financial statements. As of December 31, 1996 and 1995, DHC's operating insurance subsidiaries reported statutory capital and surplus of $41.4 million and $44.9 million, respectively. The combined statutory net income (loss) for DHC's operating insurance subsidiaries, as reported to the regulatory authorities for the years ended December 31, 1996, 1995 and 1994, was $(5.6) million, $4.8 million and $2.2 million, respectively. The Insurance Department has examined the statutory basis financial statements of NAICC through December 31, 1995. No adjustments were made to the statutory basis financial statements of NAICC or its subsidiaries. The Montana Department of Insurance is currently conducting an examination of the statutory basis financial statements of Valor as of December 31, 1995.

  In December 1993, the Association adopted a model for determining the risk-based capital ("RBC") requirements for property and casualty insurance companies. Under the RBC model, property and casualty insurance companies are required to report their RBC ratios based on their latest statutory annual statements as filed with the regulatory authorities. NAICC has calculated its RBC requirement under the Association's model, and has capital in excess of any regulatory action or reporting level.

  Insurance companies are subject to insurance laws and regulations established by the states in which they transact business. The agencies established pursuant to these state

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES laws have broad administrative and supervisory powers relating to the granting and revocation of licenses to transact insurance business, regulation of trade practices, establishment of guaranty associations, licensing of agents, approval of policy forms, premium rate filing requirements, reserve requirements, the form and content of required regulatory financial statements, periodic examinations of insurers' records, capital and surplus requirements and the maximum concentrations of certain classes of investments. Most states also have enacted legislation regulating insurance holding company systems, including with respect to acquisitions, extraordinary dividends, the terms of affiliate transactions and other related matters. DHC and its insurance subsidiaries have registered as a holding company system pursuant to such legislation in California and routinely report to other jurisdictions. The Association has formed committees and appointed advisory groups to study and formulate regulatory proposals on such diverse issues as the use of surplus debentures, accounting for reinsurance transactions and the adoption of RBC requirements. It is not possible to predict the impact of future state and federal regulation on the operations of the Company.

  Under the California Insurance Code, NAICC is prohibited from paying, other than from accumulated earned surplus, shareholder dividends which exceed the greater of net income or ten percent of statutory surplus without prior approval of the Insurance Department. As a result of NAICC's negative unassigned surplus, NAICC is not permitted to pay dividends in 1997 without prior regulatory approval.

9) INVESTMENTS

  In compliance with state insurance laws and regulations, securities with a fair value of approximately $85 million, $119 million and $94 million at December 31, 1996, 1995 and 1994, respectively, were on deposit with various states or governmental regulatory authorities. In addition, at December 31, 1996 and 1995, respectively, investments with a fair value of $4.3 million and $4.7 million were held in trust or as collateral under the terms of certain reinsurance treaties and letters of credit.

   Net realized investment gains in 1996, 1995 and 1994 were as follows (dollars in thousands):


                                        For the years ended
                                            December 31,
                                       ---------------------
                                       1996     1995    1994
------------------------------------------------------------
Fixed maturities...................    $ 148    $ 129  $  12
Equity securities..................      351        -      4
Other investments..................        -       78      -
                                       ---------------------
  Net realized gain................    $ 499    $ 207  $  16
                                       =====================


  Gross realized gains relating to fixed maturities were $171,000, $213,000 and $28,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Gross realized losses relating to fixed maturities were $23,000, $84,000 and $16,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Gross realized gains relating to equity securities were $351,000 for the year ended December 31, 1996, and $4,000 for the year ended December 31, 1994 and there were no gross realized losses relating to equity securities in either year. There were neither gross realized gains nor gross realized losses relating to equity securities for the year ended December 31, 1995. Gross realized gains relating to other investments were $78,000 for the year ended December 31, 1995 and there were no gross realized losses relating to other investments in that year. There were neither gross realized gains nor gross realized losses relating to other investments for the years ended December 31, 1996 and 1994.

  Net investment income for the past three years was as follows (dollars in thousands):

                                              For the years ended
                                                  December 31,
                                           -------------------------
                                             1996     1995     1994
                                           -------------------------
Fixed maturities.......................    $10,852  $12,320  $11,488
Short term investments.................        243      206      208
Other, net.............................          8      899      252
                                           -------------------------
  Total investment income..............     11,103   13,425   11,948
Less: Investment expense...............        448      399      226
                                           =========================
  Net investment income................    $10,655  $13,026  $11,722
                                           =========================

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements
                           ----------------------
                       December 31, 1996, 1995, and 1994
                                  (continued)

   Other investment income in 1995 includes interest of $840,000 received in December 1995 relating to a previously disputed reinsurance recoverable.

   During 1996, all of the securities held by the Company were income producing.

   There were no investments with a carrying value greater than ten percent of stockholders' equity as of December 31, 1996, 1995 or 1994.

   The amortized cost, unrealized gains, unrealized losses and fair value at December 31, 1996 and 1995, categorized by type of security, were as follows (dollars in thousands):

                                                December 31, 1996
                                   --------------------------------------------
                                       Cost or
                                     Amortized  Unrealized  Unrealized   Fair
                                        Cost       Gain        Loss     Value
-------------------------------------------------------------------------------
Fixed maturities:
  U.S. Government/Agency...........  $ 50,381      $  686      $   64  $ 51,003
  Mortgage-backed..................    54,691         384       1,198    53,877
  Corporate........................    38,352         444         346    38,450
                                     ------------------------------------------
       Total fixed maturities......   143,424       1,514       1,608   143,330
Equity securities..................       257       2,440          --     2,697
                                     ------------------------------------------
Total available-for-sale...........  $143,681      $3,954      $1,608  $146,027
                                     ==========================================
                                                    December 31, 1995
                                     ------------------------------------------
                                      Cost or
                                     Amortized  Unrealized  Unrealized   Fair
                                        Cost       Gain        Loss     Value
-------------------------------------------------------------------------------
Fixed maturities:
  U.S. Government/Agency...........  $ 67,401      $2,027      $    6  $ 69,422
  Mortgage-backed..................    62,342       1,536         272    63,606
  Corporate........................    36,622       1,536          19    38,139
                                     ------------------------------------------
       Total fixed maturities......   166,365       5,099         297   171,167
Equity securities..................       256         373          --       629
                                     ------------------------------------------
Total available-for-sale...........  $166,621      $5,472      $  297  $171,796
                                     ==========================================

   Fixed maturities of the Company include mortgage-backed securities ("MBS") representing 37.6 percent and 37.2 percent of the Company's total fixed maturities at December 31, 1996 and 1995, respectively. All MBS held by the Company are issued by the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"), both of which are rated Aaa by Moody's Investors Services. MBS and callable bonds, in contrast to other bonds, are more sensitive to market value declines in a rising interest rate environment than to market value increases in a declining interest rate environment. This is primarily because of payors' increased incentive and ability to prepay principal and issuers' increased incentive to call bonds in a declining interest rate environment. NAICC's management does not believe that the inherent pre-payment risk in its portfolio is significant. However, management of NAICC believes that the potential impact of the interest rate risk on the Company's Consolidated Financial Statements could be significant because of the greater sensitivity of the MBS portfolio to market value declines and the classification of the entire portfolio as available-for-sale. The Company has no MBS concentrations in any geographic region.

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

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

   The following reflects the change in net unrealized gain (loss) on available-for-sale securities included as a separate component of stockholders' equity (dollars in thousands):

                                     For the years ended
                                          December 31,
                                   ---------------------------
                                     1996     1995      1994
--------------------------------------------------------------
Fixed maturities................   $(4,916)  $ 5,392   $(1,027)
Equity securities...............     2,067        81      (106)
                                   ---------------------------
                                   $(2,849)  $ 5,473   $(1,133)
                                   ===========================

   The expected maturities of fixed maturities, by amortized cost and fair value, at December 31, 1996, are shown below. Expected maturities may differ from contractual maturities due to borrowers having the right to call or prepay their obligations with or without call or prepayment penalties. Expected maturities of mortgage-backed securities are estimated based upon the remaining principal balance, the projected cash flows and the anticipated prepayment rates of each security (dollars in thousands):

                                           Amortized    Fair
Maturity                                     Cost      Value
--------------------------------------------------------------
Available-for-sale:
  One year or less........................  $ 22,899  $ 23,043
  Over one year to five years.............    66,529    67,490
  Over five years to ten years............    53,019    51,752
  More than ten years.....................       977     1,045
                                           -------------------
    Total fixed maturities                  $143,424  $143,330
                                           ===================

 10) STOCKHOLDERS' EQUITY

  DHC is authorized to issue 20,000,000 shares of common stock, par value $0.10 per share ("Common Stock"), and 10,000,000 shares of preferred stock, par value $0.10 per share. As of December 31, 1996, there were 15,370,894 shares of Common Stock issued and 15,360,238 such shares outstanding and no shares of preferred stock issued and outstanding; the remaining 10,656 shares issued but not outstanding are held as treasury stock. For additional information about the Company's Stock Option Plans, see Note 13 "EMPLOYEE BENEFITS AND STOCK OPTION PLANS." In connection with efforts to preserve the Company's net operating tax loss carryforwards, DHC has imposed restrictions on the ability of holders of five percent or more of DHC Common Stock to transfer the Common Stock owned by them and to acquire additional Common Stock, as well as the ability of others to become five percent stockholders as a result of transfers of Common Stock. See
Note 11 "INCOME TAXES."

11) INCOME TAXES

  DHC files a Federal consolidated income tax return with its subsidiaries and certain trusts that assumed various liabilities of certain present and former subsidiaries of DHC.

  As of December 31, 1996, the Company has a consolidated net operating loss carryforward of approximately $1.3 billion for Federal income tax purposes. This number is based upon Federal consolidated income tax losses for the periods through December 31, 1995 and an estimate of the 1996 taxable loss. The net operating loss carryforward will expire in various amounts, if not used, between 1998 and 2011. The Internal Revenue Service ("IRS") may attempt to challenge the amount of this net operating loss in the event of a future tax audit. Management believes, based in part upon the views of its tax advisors, that its net operating loss calculations are reasonable and that it is reasonable to conclude that the Company's net operating losses would be available

               DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements
                           ----------------------
                       December 31, 1996, 1995, and 1994
                                  (continued)

for use by the Company. These tax loss attributes are currently fully reserved, for valuation purposes, on the Company's financial statements. The amount of the deferred tax asset considered realizable could be increased in the near term if estimates of future taxable income during the carryforward period are increased. See Note 10 "STOCKHOLDERS EQUITY" for a description of certain restrictions on the transfer of Common Stock.

   At December 31, 1996, KCP reflected net operating tax loss carryforwards of $31 million for Federal income tax purposes, which arose from its filing, prior to 1992, of a consolidated Federal income tax return separately from DHC. The net operating tax loss carryforwards of KCP will expire, if not used by KCP, between 2002 and 2005.

   The Company's net operating tax loss carryforwards (including carryforwards attributable to KCP) will expire, if not used, in the following amounts in the following years (dollars in thousands):

  Year Ending               Amount of Carryforward
  December 31,                      Expiring
-------------------------------------------------------
     1998...............         $   32,804
     1999...............            203,869
     2000...............            249,488
     2001...............            155,762
     2002...............            146,394
     2003...............             77,736
     2004...............             70,000
     2005...............            104,763
     2006...............             92,235
     2007...............             87,298
     2008...............             31,688
     2009...............             40,405
     2010...............             24,177
     2011...............             20,169
                                 ----------
                                 $1,336,788
                                 ==========

   The Company has made provisions for certain state and local taxes. Tax filings for these jurisdictions do not consolidate the activity of the trusts referred to above, and reflect preparation on a separate company basis.

   Tax expense consists of the following amounts (dollars in thousands):

                                                   For the years ended
                                                       December 31,
                                               ----------------------------
                                               1996        1995       1994
                                               ----------------------------
Federal income tax...........................  $--         $ --        $--
State and local..............................   18          120         90
                                               ---------------------------
                                               $18         $120        $90
                                               ===========================

   The following reflects a reconciliation of income tax expense computed by applying the applicable Federal income tax rate of 34 percent to continuing operations for 1996, 1995 and 1994, as compared to the provision for income taxes (dollars in thousands):

                                               For the years ended
                                                   December 31,
                                          --------------------------------
                                            1996        1995        1994
                                          --------------------------------
Computed "expected" tax
 expense...............................    (2,115)       $ 1,519   $ 1,312
Change in valuation allowance..........     3,754          1,819       904
Increase in net operating
 losses from the trusts................    (1,755)        (3,291)   (2,266)
State and local tax expense............        18            120        90
Other, net.............................       116            (47)       50
                                          --------------------------------
Total income tax expense...............   $    18        $   120   $    90
                                          ================================

                Danielson Holding Corporation and Subsidiaries

   The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1996 and 1995, respectively, are presented as follows (dollars in thousands):


                                                        December 31,  December  31,
                                                            1996          1995
-----------------------------------------------------------------------------------
Deferred tax assets
  Loss reserve discounting .........................     $   7,124      $   8,820
  Unearned premiums ................................           400            431
   Net operating loss carryforwards ................       454,508        447,650
   Allowance for doubtful accounts .................           330            330
  Policyholder dividends ...........................           138          1,586
  Non-recurring compensation .......................           354             --
  Capital loss carryforwards .......................           893             --
  Other ............................................            96             (8)
                                                         ------------------------
  Total gross deferred tax asset ...................       463,843        458,809
  Less: Valuation allowance ........................      (462,720)      (456,688)
                                                         ------------------------
  Total deferred tax asset .........................     $   1,123      $   2,121
                                                         ========================
Deferred tax liabilities
  Deferred acquisition costs .......................           325            355
   Unrealized gains on available-for-sale securities           798          1,766
                                                         ========================
  Total deferred tax liabilities ...................         1,123          2,121
                                                         ------------------------
  Net deferred tax asset ...........................     $      --      $      --
                                                         ========================

12) BANK LOAN

   During the first quarter of 1994, KCP paid down the outstanding balance of an unsecured Term Credit Agreement ("Bank Loan") having a principal amount of $4 million and having an interest rate of the higher of the prime rate plus 2.5 percent or the Federal Funds Rate plus 1.5 percent. The Bank Loan was entered into in connection with the acquisition by DHC as of December 31, 1991 of the remaining shares of KCP that it did not already own. The fair value of the Bank Loan was considered to be its carrying value due to the variable nature of the interest rate. Total interest expense paid in cash on the Bank Loan was $14,000 in 1994.

13) EMPLOYEE BENEFIT AND STOCK OPTION PLANS

1990 Stock Option Plan

   The 1990 Stock Option Plan (the "1990 Plan") of DHC is a non-qualified stock option plan which is intended to attract, retain and provide incentives to key employees of DHC by offering them an opportunity to acquire or increase a proprietary interest in DHC. Options under the 1990 Plan may be granted to existing officers or employees of DHC. Options under and outside the 1990 Plan may be granted for, in the aggregate, the purchase of up to 2,030,000 shares of Common Stock.

   On March 13, 1991, options to purchase an aggregate of 630,000 shares were granted with an exercise price of $3.00 per share, the arithmetic average of the closing prices of the Common Stock on the American Stock Exchange for the 30 days prior to the date of grant. An additional 630,000 options were granted outside the 1990 Plan as of that date to Junkyard Partners, L.P. ("Junkyard Partners"), upon the same terms as those granted on that date under the 1990 Plan. During 1994, Junkyard Partners transferred 257,910 of its 630,000 options to one of its limited partners. On December 29, 1994, DHC issued 257,910 restricted shares of Common Stock upon the exercise of such transferred

                Danielson Holding Corporation and Subsidiaries

                  Notes to Consolidated Financial Statements
                           ----------------------
                       December 31, 1996, 1995, and 1994
                                  (continued)

options. In connection therewith, DHC received a total exercise price of $773,730. Effective May 19, 1995, DHC purchased 69,453 of the remaining 372,090 options to purchase Common Stock owned by Junkyard Partners. The options were exercisable at the time of such purchase and otherwise would have expired on March 13, 2001. The aggregate purchase price paid by DHC for the options was approximately $286,500, which was equal to the difference between the closing price of Common Stock on May 19, 1995 ($7.125 per share), the effective date of such purchase, and the exercise price of such options ($3.00 per share), or $4.125 per share.

   On September 16, 1991, DHC granted, outside the 1990 Plan, options to purchase an aggregate of 140,000 shares of Common Stock with an exercise price of $3.63, the arithmetic average of the closing prices of the Common Stock on the American Stock Exchange for the thirty days prior to the date of grant. On this date, the Compensation Committee of the Board of Directors of DHC resolved that it intended to refrain from granting any additional options under the 1990 Plan.

   As of December 31, 1996, 1,072,637 options granted under and outside the 1990 Plan were exercisable and unexercised. All options expire ten years after the date of grant.

1995 Stock and Incentive Plan

   The 1995 Stock and Incentive Plan (the "1995 Plan") is a qualified plan which provides for the grant of any or all of the following types of awards: stock options, including incentive stock options and non-qualified stock options; stock appreciation rights, whether in tandem with stock options or freestanding; restricted stock; incentive awards; and performance awards. The purpose of the 1995 Plan is to enable DHC to provide incentives to increase the personal financial identification of key personnel with the long term growth of the Company and the interests of DHC's stockholders through the ownership and performance of DHC's Common Stock, to enhance the Company's ability to retain key personnel, and to attract outstanding prospective employees and Directors. The 1995 Plan became effective as of March 21, 1995. No incentive stock options may be granted under the 1995 Plan after March 21, 2005. The 1995 Plan will remain in effect until all awards have been satisfied or expired. The aggregate number of shares of Common Stock which may be issued under the 1995 Plan, or as to which stock appreciation rights or other awards may be granted, may not exceed 1,700,000.

   On April 25, 1995, options to purchase 40,000 shares were granted under the 1995 Plan. The exercise price for such options is $7.00 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant).

   On January 15, 1996, options to purchase an aggregate of 158,900 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $6.6875 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant).

   On September 17, 1996, options to purchase an aggregate of 120,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $5.50 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant). On September 19, 1996, options to purchase an aggregate of 125,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $5.6875 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant).

   On December 17, 1996, options to purchase an aggregate of 35,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for all of such options is $4.9375 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant).

   As of December 31, 1996, 147,233 options granted under the 1995 Plan were exercisable. No options were exercised in 1996. Options granted under the 1995 Plan generally become exercisable over three years and expire ten years after the date of grant.

   The Company applies APB Opinion 25 and Related Interpretations in accounting for the Stock Option Plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date of the options consistent with the method of SFAS Statement 123, the net income (loss) and earnings (loss)

                Danielson Holding Corporation and Subsidiaries per share would have been reduced to (increased to) the pro forma amounts indicated below (dollars in thousands except per share amounts):

                                             1996     1995
-----------------------------------------------------------
Net income (loss)
  As reported...........................   $(8,119)  $2,316
  Pro forma.............................    (8,621)   2,275
Earnings (loss) Per Share
  As reported...........................   $ (0.53)  $ 0.14
  Pro forma.............................     (0.56)    0.14

   The fair value of the option grants are estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0% per annum; an expected life of approximately 8 years; expected volatility of 36%; and a risk free interest rate of 6%. The pro forma effect on net income (loss) for 1996 and 1995 may not be representative of the effects on net income (loss) for future years.

Employee Benefit Plans

   KCP maintains an Employee Stock Ownership Plan ("ESOP") of KCP and Subsidiaries covering all of its employees. The ESOP originally acquired common stock of KCP in February 1990, financed by a loan from KCP in the principal amount of $998,000 bearing interest at an annual rate of ten percent. Shares of DHC Common Stock were substituted for the KCP stock held by the ESOP as of December 31, 1991. At December 31, 1996, the principal balance due from the ESOP under such loan was $186,035. The loan, which is guaranteed by KCP, is collateralized by the DHC Common Stock held by the ESOP. As the debt is repaid, shares are released from collateral and allocated to employees. All of the shares of Common Stock held by the ESOP are deemed to be outstanding for earnings per share computations. KCP has elected to include the value of the Common Stock allocated annually to participants under the ESOP in the calculation of its matching contribution to the KCP and Subsidiaries Salary Deferred Plan and Trust ("401(k) Plan"). The participating employers contributed 50 percent of the first six percent of employee-contributed compensation to the 401(k) Plan. The shares of Common Stock owned by the ESOP as of December 31, 1996 and 1995, respectively, were as follows:

                                            1996         1995
--------------------------------------------------------------
Allocated shares........................   101,299      94,714
Unreleased shares.......................    20,528      40,049
                                           -------------------
                                           121,827     134,763
                                           ===================

   KCP maintains a non-contributory defined benefit pension plan (the "Pension Plan") covering substantially all of its employees. Benefits under the Pension Plan are based on an employee's years of service and average final compensation. The funding policy of the Pension Plan provides for the participating employers to contribute the minimum pension costs equivalent to the amount required under the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. Vested benefits under the Pension Plan are fully funded. Any liability associated with the Pension Plan is reflected in the Company's Consolidated Financial Statements.

   The following table sets forth the Pension Plan's funded status at December 31, 1996 and 1995, valued at January 1, 1997 and 1996, respectively (dollars in thousands):

                                                               1996       1995
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Accumulated benefits obligation,
     including vested benefits of $1,608
     for 1996 and $1,529 for 1995.........................   $1,921     $ 1,904
                                                             ==================
Projected benefit obligation..............................   $1,921     $ 2,478
Plan assets at fair value.................................    1,517       1,293
                                                             ------------------
   Projected benefit obligation in excess
    of plan assets........................................     (404)     (1,185)
Unrecognized net (gain) loss..............................      (68)        807
Unrecognized prior service cost...........................       74          83
Adjustment required to recognize minimum
 liability................................................       (6)       (316)
                                                             ------------------
 (Accrued) prepaid pension cost...........................   $ (404)       (611)
                                                             ==================

                Danielson Holding Corporation and Subsidiaries

                  Notes to Consolidated Financial Statements
                           ----------------------
                       December 31, 1996, 1995, and 1994
                                  (continued)


   Net pension costs for the years ended December 31, 1996, 1995 and 1994 include the following components:


                                                     For the years ended
                                                         December 31,
                                                    ---------------------
                                                    1996    1995    1994
-------------------------------------------------------------------------
Service cost....................................    $ 237   $ 243   $ 286
Interest cost...................................      128     156     100
Actual (return) loss on plan assets.............     (106)   (201)    130
Net amortization and deferral...................       23     131    (199)
                                                    ---------------------
  Net pension cost..............................    $ 282   $ 329   $ 317
                                                    =====================

   The Pension Plan's assets consist of U.S. Government obligations, registered equity mutual funds and insured certificates of deposit. The average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5 percent and 7.25 percent for 1996 and 1995, respectively. The projected long term rate of return on assets was seven percent for each of 1996 and 1995. The average rate of compensation increase used in determining the actuarial present value of the projected benefit obligation was 4.5 percent for 1996 and 1995.

   KCP maintains the 401(k) Plan in which all employees of KCP are eligible to participate. Under the 401(k) Plan, employees may elect to contribute up to 12 percent of their eligible compensation to a maximum dollar amount allowed by the IRS. As noted above, prior to July 1, 1995, the participating employers contributed 50 percent of the first six percent of employee-contributed compensation; however, effective July 1, 1995, Danielson Trust reduced its maximum contribution to 50 percent of the first four percent of Danielson Trust employee-contributed compensation. The participating employers have opted to include the value of the Common Stock allocated annually to participants under the ESOP in the calculation of their matching contribution. In 1996, 1995 and 1994, the employers' matching obligation to the 401(k) Plan was satisfied through ESOP shares, cash and forfeitures totaling $242,000, $211,000 and $156,000, respectively, in value.

14) LEASES

   DHC and its subsidiaries and affiliates, have entered into various non-cancelable operating lease arrangements for office space and data processing equipment. The terms of the operating leases generally contain renewal options and escalation clauses based on increases in operating expenses and other factors. Rent expense under operating leases was $1.1 million for the year ended December 31, 1996 and $1.2 million for each of the years ended 1995 and 1994.

   At December 31, 1996, future net minimum operating lease rental payment commitments were as follows (dollars in thousands):


Year Ending                                Minimum Operating Lease
December 31,                                   Rental Payments
------------------------------------------------------------------
1997.....................................          $1,584
1998.....................................             852
1999.....................................             570
2000.....................................               4
                                                   ------
Total commitments........................          $3,010
                                                   ======

15) COMMITMENTS AND CONTINGENCIES

   NAICC is involved in litigation relating to losses arising from insurance contracts in the normal course of business which are provided for under "unpaid losses and loss adjustment expenses." NAICC also is involved in other litigation relating to environmental claims as well as general corporate matters. While litigation is by nature uncertain, management, based in part on advice from counsel, believes that the ultimate outcome of these actions will not have a material adverse effect on the consolidated financial position of DHC.

16) DISTRIBUTIONS RECEIVED BY THE COMPANY

   On December 21, 1994, DHC received a partial distribution in the amount of $750,000 from an unaffiliated trust that owns certain assets and liabilities of a former subsidiary of DHC. The partial distribution is recorded as an extraordinary item in the Company's 1994 Consolidated Statement of Operations. DHC has been advised that this trust is anticipated to be terminated in the near future. DHC does not anticipate that any amount it may receive upon termination of this trust will be material.

                Danielson Holding Corporation and Subsidiaries

                         Independent Auditors' Report
                           ------------------------



The Board of Directors and Stockholders
Danielson Holding Corporation

   We have audited the accompanying consolidated balance sheets of Danielson Holding Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Danielson Holding Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

   As described in Note 5 of the Notes to Consolidated Financial Statements, in 1995 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

                                       /s/ KPMG Peat Marwick LLP

New York, New York
February 28, 1997



                    Responsibility for Financial Reporting
                         -------------------------


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

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                           QUARTERLY FINANCIAL DATA
                            ----------------------
                                  (unaudited)


  The following table presents unaudited quarterly financial data for the years ended December 31, 1996 and 1995. In the opinion of management, all adjustments necessary to present fairly the results of operations for such periods are reflected. Total revenues and net income include gains on sales of investments. Quarterly financial results are not necessarily indicative of the results that may be expected for the year and, hence, caution should be used in drawing conclusions from quarterly consolidated results.

                                                                    First           Second             Third          Fourth
(In thousands, except per share amounts)                           Quarter          Quarter           Quarter         Quarter
--------------------------------------------------------------------------------------------------------------------------------
1996:
Total revenues from continuing operations....................      $12,064         $  12,244         $  11,451        $12,945
Income (loss) from continuing operations.....................          638            (1,497)/1/          (178)/1,2/   (5,203)/3/
Net loss from discontinued operations........................          (81)/4/          (163)/4/          (389)/4/         --
Net loss on disposal of Danielson Trust......................           --                --            (1,271)            25
Income (loss) per share from continuing operations...........          .04              (.10)/1/          (.01)/1,2/     (.34)/3/
Net loss per share from discontinued operations..............           --              (.01)/4/          (.03)/4/         --
Net loss per share on disposal of Danielson Trust............           --                --              (.08)            --

1995:
Total revenues from continuing operations....................      $21,883         $  20,286         $  17,435        $15,854
Net income from continuing operations........................        1,008             1,107             1,128          1,106
Net loss from discontinued operations........................         (395)/4/          (328)/4/          (260)/4/     (1,050)/4,5/
Net income per share from continuing operations..............          .06               .07               .07            .07
Net loss per share from discontinued operations..............         (.02)/4/          (.02)/4/          (.02)/4/       (.07)/4,5/

1 Includes expenses incurred in connection with the terminated proposed merger with Midland Financial Group, Inc.

2 Includes non-recurring compensation expenses of death benefits and severance pay.

3 Includes $10 million increase in provision for pre-1980 accident year losses and LAE relating to run-off businesses and $4 million reduction in policyholder dividend accrual.

4 In 1996, DHC sold 100% of the common stock of Danielson Trust. Accordingly, Danielson Trust's results are reported herein as discontinued operations and are included in net income (loss).

5  Includes the writedown of $709,000 of goodwill.


                              STOCK MARKET PRICES
                            -----------------------


  Danielson Holding Corporation Common Stock is listed and traded on the American Stock Exchange (symbol: DHC). On March 12, 1997, there were approximately 1,616 holders of record of Common Stock.

  The following table sets forth the high, low and closing stock prices of the Company's Common Stock for the last two years, as reported on the American Stock Exchange Composite Tape.

                                   1996                      1995
                          ---------------------------------------------------
                          High     Low      Close     High     Low    Close
-----------------------------------------------------------------------------
First Quarter............ 8 3/8     6 5/8     7 5/8     7 3/4   6 5/8   6 5/8
Second Quarter........... 8 1/4     6 1/4     6 11/16   8       6 5/8   7 7/8
Third Quarter............ 7         5 1/4     5 1/2     7 3/4   7       7 1/2
Fourth Quarter........... 5 5/8     4 3/4     5         7 5/8   6 3/4   6 7/8
                          ---------------------------------------------------

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                [DHC'S 1996 ANNUAL REPORT TO STOCKHOLDERS IS
              INCLUDED WITH THIS FORM 10-K SOLELY FOR
              CONVENIENCE OF REFERENCE. EXCEPT FOR THOSE
              PORTIONS OF DHC'S 1996 ANNUAL REPORT TO
              STOCKHOLDERS WHICH ARE EXPRESSLY INCORPORATED BY REFERENCE IN THIS FORM 10-K, SUCH ANNUAL REPORT TO STOCKHOLDERS IS NOT TO BE DEEMED "FILED" WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS NOT TO BE CONSIDERED PART OF THIS FORM 10-K.]