Form 10-K405, Exhibit 13
period 1997-12-31
DANIELSON HOLDING CORP
filed 1998-03-31
CIK 225648

                                                                      EXHIBIT 13

                                                  DANIELSON HOLDING CORPORATION

                                                                           1997

                                                                  ANNUAL REPORT

                                                              MISSION STATEMENT

DANIELSON HOLDING CORPORATION
IS A DEBT-FREE HOLDING COMPANY
WHOSE SUBSIDIARIES ARE INVOLVED IN FINANCIAL SERVICES.

      Danielson Holding Corporation's business plan is to grow by developing business partnerships and making strategic acquisitions that are expected to contribute higher than average returns for our stockholders. Management seeks transactions that will contribute to the growth of its existing businesses, as well as transactions that represent new ventures for the Company.

                                                            FINANCIAL HIGHLIGHTS

                                                               As of and for the years ended December 31
(In thousands, except share and per share amounts,      ---------------------------------------------------
  stock prices and employees)                                  1997                1996                1995
-----------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS
===========================================================================================================
Earned premiums ....................................   $     53,069        $     36,625        $     60,548
Total revenues .....................................   $     65,746        $     48,704        $     75,458
Income (loss) from continuing operations ...........   $      4,589        $     (6,240)       $      4,349
Net income (loss) ..................................   $      4,589        $     (8,119)       $      2,316
Net cash used in continuing operating activities ...   $    (11,583)       $    (26,949)       $     (3,663)
Income (loss) from continuing operations per diluted
  share of Common Stock ............................   $       0.28        $      (0.41)       $       0.27
Net income (loss) per diluted share of Common Stock    $       0.28        $      (0.53)       $       0.14
Combined ratio .....................................          111.0%              136.7%              113.4%
===========================================================================================================

BALANCE SHEET AND
OTHER DATA
===========================================================================================================
Total investments ..................................   $    142,823        $    151,555        $    180,263
Policyholder liabilities ...........................   $    116,607        $    129,352        $    150,633
Stockholders' equity ...............................   $     63,920        $     58,853        $     69,821
Book value per share of Common Stock ...............   $       4.10        $       3.83        $       4.55
Common Stock price range
  High .............................................   $         14        $          8 3/8    $          8
  Low ..............................................   $          4 7/8    $          4 3/4    $          6 5/8
Shares of Common Stock outstanding at year end .....     15,576,287          15,360,238          15,360,255
Employees of continuing operations at year end .....            159                 152                 168


1 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                                            TO OUR SHAREHOLDERS:

      1997 was a disappointment because we did not achieve our goal of consummating an acceptable transaction by year end. However, significant improvements were achieved in the operations of our principal subsidiary, National American Insurance Company of California ("NAICC").

ACQUISITION DEVELOPMENTS

      We remain disciplined and continue to seek out opportunities that not only support our fundamental strategy but also create long-term value for our shareholders. Our review of potential transaction opportunities increased dramatically after the termination of discussions with The Progressive Corporation. On the insurance front, we refused to engage in the bidding up of non-standard auto insurance companies although we examined a number of such opportunities. In each instance, after careful due diligence, we concluded that it would not be prudent to compete with the pricing.

      Faced with the prospect of not locating a suitable and fairly priced insurance company opportunity, we turned our attention in other directions. Notwithstanding our inability to execute our original plan with Danielson Trust Company, we are staunch believers in the money management business; an industry characterized by the ability to create strong cash flows provided that there is persistency in the amount of funds under management. Each week there is an announcement about a transaction in the money management industry and DHC is reviewing them all. Companies with persistent asset growth and strong management teams remain extremely attractive. DHC has initiated efforts to seek out those money management firms that have the qualities we find attractive for long-term success.

      We will continue to pursue transaction opportunities with businesses we believe in and in which we can find value for DHC and we believe we have the requisite expertise to effectively identify such quality companies. We have also undertaken considerable efforts in examining other transactions in the financial services arena. Among those we have reviewed are banking and trust institutions, mortgage servicers and real estate companies. We remain dedicated to consummating a transaction that is in the best interests of our stockholders at the earliest practicable time.

                                    We remain
                                   disciplined
                                  and continue
                                   to seek out
                                  opportunities
                                  that not only
                                   support our
                                   fundamental
                                  strategy but
                                   also create
                                    long-term
                                  value for our
                                  shareholders.


2 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

NAICC

      In addition to reviewing such opportunities, we continue to refine and shore up our subsidiaries' operations.

      In 1997, NAICC increased production in its automobile product lines to offset the decline in its workers' compensation written premiums from 1995 and 1996. Direct written premiums for the year increased 30.3% to $66.7 million from $51.2 million in 1996. Workers' compensation premiums finished the year at $17.5 million, versus $17.4 million in 1996. Non-standard personal automobile and commercial automobile premiums increased 46.0% over 1996 to $49.2 million.

      The increase in written premiums in 1997 was the result of management's decision to place more emphasis on the personal and commercial automobile business and less on the still very competitive California workers' compensation market. In 1995, the first year of open rating in California, NAICC wrote $32.6 million in California workers' compensation premiums; this fell to $9.4 million in 1996 and $7.8 million in 1997. NAICC planned from the outset of open rating to maintain its underwriting and pricing discipline and, as a result, fully expected not to be a factor in the California workers' compensation market for the first few years of open rating. NAICC and its subsidiary, Valor Insurance, also produced workers' compensation business in Arizona, Idaho, Oregon and Montana. Direct written premiums in these states were $9.7 million, an increase of $1.7 million over the $8.0 million in 1996. This increase was due primarily to having Valor's premiums included for the first full year and to increased premiums in Arizona and Oregon.

      Direct written premiums for the non-standard private passenger automobile business were $39.3 million, a 39.4% increase over 1996. This significant increase was due in part to the passage of legislation in California which requires motorists to have proof of insurance at the time of vehicle registration, and to the increased marketing efforts of NAICC's general agent. NAICC's profitable growth and continued success in the California non-standard private passenger automobile business is also attributable to its claims service and diligent anti-fraud efforts. We do not expect to see the same growth in this line of business for


                                     Direct
                                     written
                                    premiums
                                  for the year
                                    increased
                                    30.3% to
                                  $66.7 million
                                      from
                                  $51.2 million
                                    in 1996.

3 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                                            TO OUR SHAREHOLDERS:

1998 due to the intensified competition in the California non-standard automobile marketplace. As a result, management has made the decision to expand its non-standard private passenger automobile business into Oregon and Washington in the first quarter of 1998.

         Finally, the direct written premiums from our commercial automobile insurance business increased from $5.5 million in 1996 to $9.9 million in 1997. The increase was due to the rise in the number of commercial automobile agent appointments made in 1997 and the additional marketing efforts in each of our branches. Also, having the commercial automobile program in place for at least a year in all states in which we now do business, including Arizona, California, Idaho, Nevada, Oregon and Washington, has enhanced our recognition in the commercial automobile market. We expect a significant part of our growth over the next couple of years to come from our commercial automobile program.

         Thank you for your continued support and patience in 1997. Despite the significant improvements in our operations, we are not pleased that as of this writing we do not have a definitive transaction to present to our shareholders. DHC will work hard in 1998 to build long-term shareholder value.

Sincerely,

/s/ Martin J. Whitman                   /s/ David M. Barse

Martin J. Whitman                       David M. Barse
Chairman of the Board &                 President & Chief Operating Officer
Chief Executive Officer

March 27, 1998

                                   We expect a
                                   significant
                                   part of our
                                   growth over
                                    the next
                                    couple of
                                    years to
                                    come from
                                       our
                                   commercial
                                   automobile
                                    program.


4 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                                     FINANCIAL TABLE OF CONTENTS

Selected Consolidated Financial Data........................................   6
Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............................   7
Consolidated Statements of Operations.......................................  13
Consolidated Balance Sheets.................................................  14
Consolidated Statements of Stockholders' Equity.............................  15
Consolidated Statements of Cash Flows.......................................  16
Notes to Consolidated Financial Statements..................................  17
Independent Auditors' Report................................................  31
Responsibility for Financial Reporting......................................  31
Quarterly Financial Data....................................................  32
Stock Market Prices.........................................................  32


5 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                            SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected financial data of Danielson Holding Corporation and its subsidiaries should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Report.

                                                                             Years ended December 31,
                                               -------------------------------------------------------------------------------------
(In thousands, except share
  and per share amounts)                             1997           1996                  1995          1994             1993
------------------------------------------------------------------------------------------------------------------------------------
A. RESULTS OF OPERATIONS
Total revenues................................   $ 65,746       $ 48,704              $ 75,458       $105,545        $100,013
Income (loss) from continuing operations
  before extraordinary items..................   $  4,589       $ (6,240)(1),(2)      $  4,349       $  3,769        $  2,816
Net loss from discontinued operations.........         --       $   (633)(3)          $ (2,033)(3)   $   (624)(3)    $    (70)(3)
Loss on disposal of discontinued operations...         --       $ (1,246)(3)                --             --              --
Net income (loss).............................   $  4,589       $ (8,119)(1),(2),(3)  $  2,316(3)    $  3,895(3),(4) $  3,234(3),(5)
Diluted earnings per share of Common Stock:
  Income (loss) from continuing operations
    before extraordinary items................   $   0.28       $  (0.41)(1),(2)      $   0.27       $   0.24        $   0.18
  Net loss from discontinued operations.......         --       $  (0.04)(3)          $  (0.13)(3)   $  (0.04)(3)    $  (0.01)(3)
  Loss on disposal of discontinued operations.         --       $  (0.08)(3)                --             --              --
  Net income (loss)...........................   $   0.28       $  (0.53)(1),(2),(3)  $   0.14(3)    $   0.25(3),(4) $   0.20(3),(5)

B. BALANCE SHEET DATA
Invested assets...............................   $142,823       $151,555              $180,263       $179,141        $174,125
Total assets..................................   $187,773       $196,419              $226,896       $239,410        $233,809
Unpaid losses and loss adjustment expenses....   $105,947       $120,651              $137,406       $146,330        $137,479
Stockholders' equity..........................   $ 63,920       $ 58,853              $ 69,821       $ 62,318        $ 58,838
Shares of Common Stock outstanding............ 15,576,287(6)  15,360,238(6)         15,360,255(6)  15,360,270(6)   15,110,251(6)

(1) Includes expenses incurred in connection with the terminated proposed merger with Midland Financial Group, Inc. and non-recurring compensation expenses for death benefits and severance pay.
(2) Includes $10 million increase in provision for pre-1980 accident year losses and loss adjustment expenses relating to run-off businesses and $4 million reduction in policyholder dividend accrual.
(3) In 1996, DHC sold 100% of the common stock of Danielson Trust Company. Accordingly, Danielson Trust's results are reported herein as discontinued operations and are included in net income (loss).
(4)   Includes extraordinary gain from distribution from an unaffiliated trust.
(5) Includes extraordinary gains from a former subsidiary, as well as a former trust administered by the California Insurance Commissioner as trustee.
(6) Does not give effect to currently exercisable options to purchase shares of Common Stock.


6 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

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

  The Company does not currently pay Federal income tax due to the recognition of losses from several trusts that assumed various liabilities of certain present and former subsidiaries of DHC. It is expected that the Company's 1997 consolidated Federal income tax return will report a cumulative net operating loss carryforward currently estimated at approximately $1.4 billion, which will expire in various amounts, if not used, between 1998 and 2012. See Note 11 of the Notes to Consolidated Financial Statements.

  This Management's Discussion and Analysis of Financial Condition and Results of Operations, and certain Notes to Consolidated Financial Statements, contain forward-looking statements, including statements concerning plans, capital adequacy, adequacy of reserves, utilization of tax losses, goals, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Such forward-looking statements may be identified, without limitation, by use of the words "believes", "anticipates", "expects", "intends", "plans", "estimates" and similar expressions. All such statements represent only current estimates or expectations as to future results and are subject to risks and uncertainties which could cause actual results to materially differ from current estimates or expectations. See "RISK FACTORS THAT MAY AFFECT FUTURE RESULTS."

RESULTS OF NAICC'S OPERATIONS

  The operations of the Company's principal subsidiary, National American Insurance Company of California (NAICC), are primarily in property and casualty insurance.

Property and Casualty Insurance Operations

  Net premiums earned were $53.1 million, $36.6 million and $60.5 million in 1997, 1996 and 1995, respectively. The increase and decrease in net premiums earned are directly related to the change in net written premiums. Net written premiums were $55.8 million, $36.1 million, and $55.3 million in 1997, 1996 and 1995, respectively. The increase in 1997 is attributable to the premium growth in NAICC's automobile lines. Net written premiums in 1997 in non-standard private passenger and non-standard commercial automobile lines increased by $15.3 million and $4.0 million, respectively. The increase in private passenger automobile premiums occurred in California and was due, in part, to legislation enacted in California requiring motorists to provide proof of insurance at the time of vehicle registration. The relatively modest increase in commercial automobile premiums was due to the increased number of commercial automobile agent appointments made during 1997 and the increased marketing efforts in each of NAICC's branch offices. Net written premiums for workers' compensation in 1997 remained comparable to those for 1996 as additional written premiums outside of California offset continued declines in California. The decline in net earned premiums from 1995 to 1996 is primarily due to the significant reduction of written premiums in the California workers' compensation line of insurance.

  Net investment income was $9.3 million, $10.1 million, and $12.4 million in 1997, 1996 and 1995, respectively. Net investment income has declined as average invested assets declined in each of 1997 and 1996. As of December 31, 1997 and 1996, the average yield on NAICC's portfolio was 6.3 percent and 7.2 percent, respectively. The estimated average maturity of the portfolio is 4.9 years.

  Cash used in operations was $9.6 million, $23.1 million, and $2 million, in 1997, 1996, and 1995, respectively. The cash used in operations in all three years is primarily due to the decline in workers' compensation written premiums while claims from the workers' compensation line, which are generally paid out over several years, continue to be paid and settled. Also adversely affecting cash flow in 1997 was an environmental claim which NAICC settled and paid for $5.9 million, of which $5.3 million is due from reinsurers. See Note 6 of the Notes to Consolidated Financial Statements. Overall cash and invested

7 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                                     (continued)

assets, stated at market, were $134.8 million at December 31, 1997 as compared to $142.6 million at December 31, 1996.

      Net losses and loss adjustment expenses (LAE) were $38.1 million, $37.1 million, and $48.7 million in 1997, 1996 and 1995, respectively. The resulting loss and LAE ratios were 71.8 percent, 101.3 percent and 80.5 percent in 1997, 1996 and 1995, respectively. The decrease in the loss and LAE ratio in 1997 over 1996 (exclusive of the charge in 1996 to strengthen unpaid losses in run-off) was due to a continued shift of business to automobile lines which have lower loss and LAE ratios than does workers' compensation. The increase in the loss and LAE ratio in 1996 was due primarily to a decision by management of NAICC to strengthen the unpaid losses and allocated loss adjustment expenses (ALAE) of pre-1980 businesses assumed by NAICC in 1985 and which are in run-off. NAICC increased these run-off claim liabilities by $10 million in 1996. The pre-1980 run-off liabilities include claims relating to environmental clean-up for policies issued prior to 1970. NAICC increased its bulk unpaid liabilities related to these claims, principally the unpaid ALAE, as it had become evident that the legal costs associated with these claims would be significantly greater than previously anticipated. The loss and LAE ratio, exclusive of the additional losses and ALAE associated with NAICC's run-off businesses, was 74 percent in 1996. Net unpaid losses and LAE relating to environmental claims at December 31, 1997 are approximately $10.9 million.

      Policy acquisition costs were $13.3 million, $9.9 million and $13.4 million in 1997, 1996 and 1995, respectively. As a percentage of net premiums earned, policy acquisition expenses were 25.1 percent, 27.1 percent and 22.1 percent in 1997, 1996 and 1995, respectively. Policy acquisition costs include expenses directly related to premium volume (i.e., commissions, premium taxes and state assessments) as well as certain underwriting expenses which are fixed in nature. The decline in the policy acquisition expense ratio in 1997 was due primarily to the overall growth in premium volume while fixed underwriting expenses remained relatively constant. The increase in the policy acquisition expense ratio in 1996 was due in part to the shift of premium toward the automobile lines of business, which generally have a higher commission rate, and in part to workers' compensation premiums declining more than the fixed underwriting expenses of policy acquisition costs.

      General and administrative expenses were $7.0 million, $6.6 million and $6.4 million in 1997, 1996 and 1995, respectively. General and administrative expenses would have decreased in 1997, without the inclusion of twelve months of expenses for Valor Insurance Company, Incorporated, NAICC's subsidiary acquired in June, 1996. The decreases in general and administrative expenses in 1997 and 1996 are attributable to staff reductions made in response to the decrease in workers' compensation written premiums.

      Policyholder dividends were reduced in 1996 by $4 million as compared to provisions of $467,000 and $137,000 in 1997 and 1995, respectively. The decrease in the policyholder dividend liability in 1996 was due to the decline in workers' compensation premium in California as well as a reduction in the rates at which premiums were written in 1995. As the California workers' compensation premium volume declined, the board of directors of NAICC deferred the declaration and payment of California policyholder dividends in the hope that NAICC could increase its volume profitably in the near term. In December, 1996, the board of directors of NAICC passed a resolution that it would not pay any further policyholder dividends on California workers' compensation policies written prior to January 1, 1995. This decision was based on the significant decline in premium volume as a result of open rating in California. Management made the decision to allow the workers' compensation premium volume to decline in California rather than compete at rates which management believes are significantly below a level necessary to achieve a profit.

      Combined underwriting ratios were 111.0 percent, 136.7 percent and 113.4 percent in 1997, 1996 and 1995, respectively. The increase in the combined ratio in 1996 was due to the provision for additional losses and ALAE associated with NAICC's run-off businesses.

      The insurance operations had income from operations of $6.3 million in 1997 as compared to a loss from operations of $1.9 million in 1996 and income of $6.0 million in 1995. The net loss in 1996 was due to the provision for losses and ALAE in the run-off businesses of $10 million. Net income or loss, as the case may be, includes realized gains of $2.2 million, $500,000 and $209,000 in 1997, 1996 and 1995, respectively.

8 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

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

      The two most common measures of capital adequacy for insurance companies are premium-to-surplus ratios (which measure current operating risk) and reserves-to-surplus ratios (which measure financial risk related to possible changes in the level of loss and loss adjustment expense reserves). A commonly accepted net written premium-to-surplus ratio is 3 to 1, although this varies with different lines of business. NAICC's 1997 premium-to-surplus ratio of 1.2 to 1 remains under leveraged by current industry standards. The maximum industry standard of losses and loss adjustment expense reserves-to-surplus ratio is 5 to 1, compared with NAICC's ratio of 1.9 to 1. Given these relatively conservative financial security ratios, management is confident that existing capital is adequate to support higher than industry average premium growth for the foreseeable future.

      The National Association of Insurance Commissioners (the "Association"), in response to growing concerns about the financial health of insurance companies, adopted the "Solvency Policing Agenda for 1990" which outlined several areas for strengthening state regulation in order to head off federal regulation. One of these areas was the development of a model for the insurance industry for determining risk-based capital (RBC) requirements. The RBC model has proved to be a very complex and far reaching element of the Association's agenda as well as controversial. The controversies arise from the application of a standard RBC model to all property and casualty companies, whose underwriting risks are widely diverse.

      The RBC model for property and casualty insurance companies was adopted in December 1993 and companies are to report their RBC ratios based on their statutory annual statements as filed with the regulatory authorities. NAICC has calculated its RBC requirement under the RBC model and believes that it has sufficient capital for its operations.

RESULTS OF DHC'S OPERATIONS

Cash Flow from Parent-Only Operations

      Operating cash flow of DHC on a parent-only basis is primarily dependent upon the rate of return achieved on its investment portfolio and the payment of general and administrative expenses incurred in the normal course of business. For the years ended December 31, 1997, 1996 and 1995, cash used in parent-only operating activities was $2.0 million, $3.8 million and $1.7 million, respectively. Cash used in operations is primarily attributable to the parent-only net loss from operations for each year, adjusted for non-cash charges such as depreciation and amortization, and the operating working capital requirements of the holding company's business. The 1996 increase in cash used (and subsequent decrease in 1997) was primarily attributable to the payment of expenses related to the terminated proposed merger with Midland Financial Group, Inc. See Note 3 of the Notes to Consolidated Financial Statements. Such payments made during the year ended December 31, 1996 amounted to $1.8 million. The Company also incurred $1.3 million of non-recurring compensation in 1996 of which $820,000 was related to the parent. Of the parent-only expense, $111,000 was paid in 1996 and $392,000 was paid in 1997. The remaining balance will be paid over the next two years. See Note 4 of the Notes to Consolidated Financial Statements. For information regarding the Company's operating subsidiaries' cash flow from operations, see "RESULTS OF NAICC'S OPERATIONS, Property and Casualty Insurance Operations."

Liquidity and Capital Resources

      For the year ended December 31, 1997, cash and investments of DHC were approximately $8.7 million. As previously described, the primary use of funds was the payment of general and administrative expenses in the normal course of business. The funds were also used for the payment of 1996 non-recurring compensation. In 1997, DHC received cash in the amount of $671,000 from the exercise of stock options and used cash in the amount of approximately $107,000 for the buyback of stock options.


9 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                                     (continued)

      DHC's sources of funds are its investments as well as dividends received from its subsidiaries. Various state insurance law requirements restrict the amounts that may be transferred to DHC in the form of dividends from its insurance subsidiaries without prior regulatory approval. To the extent that NAICC's unassigned surplus remains negative in 1998, NAICC will not be permitted to pay dividends without prior regulatory approval. See Note 8 of the Notes to Consolidated Financial Statements.

      Current fixed maturity holdings of DHC are in U.S. Treasury obligations and asset-backed securities. For information regarding the Company's operating subsidiaries' liquidity and capital resources, see "RESULTS OF NAICC'S OPERATIONS, Liquidity and Capital Resources."

THE COMPANY'S INVESTMENTS

      The amount and type of certain of the Company's investments are regulated by California insurance laws and regulations. The Company's investment portfolio is composed primarily of fixed maturities and is weighted heavily toward investment grade short and medium term securities. The Company does not invest in high yield non-investment grade securities. See Notes 1(B) and 9 of the Notes to Consolidated Financial Statements.

      The following table sets forth a summary of the Company's investment portfolio at December 31, 1997, by investment grade (dollars in thousands):

                                                          Cost       Fair Value
--------------------------------------------------------------------------------
Investment by investment grade:
Fixed maturities
  U.S. Government/Agency .....................         $ 48,635         $ 49,344
  Mortgage-backed ............................           58,372           58,950
  Corporates (AAA to A) ......................           28,546           29,020
  Corporates (BBB) ...........................            3,536            3,585
                                                       -------------------------
    Total fixed maturities ...................          139,089          140,899
Equity securities ............................              363              813
                                                       -------------------------
    Total ....................................         $139,452         $141,712
                                                       =========================

      Fixed maturities of the Company include Mortgage-Backed Securities (MBS) representing 41.8 percent and 37.6 percent of total fixed maturities at December 31, 1997 and December 31, 1996, respectively. All MBS held by the Company are issued by the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC), which are both rated Aaa by Moody's Investors Services. Both FNMA and FHLMC are corporations that were created by Acts of Congress. FNMA and FHLMC guarantee the principal balance of their securities. FNMA guarantees timely payment of principal and interest.

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


10 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

      NAICC's MBS by type of instrument are as follows (in thousands):

                                       1997                       1996
                          ------------------------------------------------------
                          Amortized          Percent     Amortized     Percent
                             Cost           of Total       Cost        of Total
--------------------------------------------------------------------------------
Non-PAC/TAC ........       $18,627             32%       $18,649         34%
PAC/TAC ............        39,745             68%        36,042         66%
                          ------------------------------------------------------
                           $58,372            100%       $54,691        100%
                          ======================================================

      Management of NAICC believes that the interest and prepayment risks generally inherent in MBS are not significant in the portfolio at December 31, 1997.

ECONOMIC CONDITIONS

      The operating results of a property and casualty insurer are influenced by a variety of factors including general economic conditions, competition, regulation of insurance rates, weather, and frequency and severity of losses. The markets in which NAICC operates have experienced periods of rate adequacy followed by increased competition and rate inadequacy. The general economic conditions in California, where NAICC writes approximately 80 percent of its current business, are currently favorable.

      The competition, rate regulation and loss experience in the automobile markets are currently such that NAICC is able to increase its premium volume profitably. Legislation in California requiring motorists to provide proof of insurance at the time of vehicle registration has contributed to a growth in non-standard private passenger premiums. As part of Proposition 103, the California Department of Insurance issued new regulations for private passenger automobile rates requiring that the three mandatory rating factors of (1) driving safety record, (2) number of miles driven annually, and (3) years of driving experience have the first, second and third greatest weights, respectively. Geographic location and other characteristics may still be used as optional rating factors; however, the combined weight of all such optional rating factors may not be greater than the third mandatory rating factor of years of driving experience. Previously, insurers could use geographic location as the primary rating factor. NAICC has made the appropriate modifications to its rating plans in order to comply with the latest regulations.

      The California workers' compensation market, where NAICC had historically written a significant amount of its premium, continues to be very price competitive. Workers' compensation premium volume has continued to decline as competitors continue to price policies at rates well below a level necessary to achieve an underwriting profit.

AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS

      At December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). In accordance with the provisions of SFAS 128, all prior years' earnings per share data have been restated and both basic earnings per share and diluted earnings per share have been presented on the face of the income statement. See Note 1(J) of the Notes to Consolidated Financial Statements.

      In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. This Statement relates to presentation of information and will have no impact on the results of operations or financial condition of the Company.

      In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the reporting of information about operating segments in annual financial statements and requires the reporting of select information about operating segments in interim financial reports. SFAS 131 is effective for

11 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                                                     (continued)

financial statements for periods beginning after December 15, 1997. This Statement relates to presentation of information and will have no impact on the results of operations or financial condition of the Company.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

  As noted above, the foregoing discussion and the Notes to Consolidated Financial Statements may include forward-looking statements that involve risks and uncertainties. In addition to other factors and matters discussed elsewhere herein, some of the important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

      1. The insurance products sold by the Company are subject to intense competition from many competitors, many of whom have substantially greater resources than the Company. There can be no assurance that the Company will be able to successfully compete in these markets and generate sufficient premium volume at attractive prices to be profitable.

      2. In order to implement its business plan, the Company has been seeking to enter into strategic partnerships and/or make acquisitions of businesses that would enable the Company to earn an attractive return on investment. Restrictions on the Company's ability to issue additional equity in order to finance any such transactions exist which could significantly affect the Company's ability to finance any such transaction. The Company may have limited other resources with which to implement its strategy and there can be no assurance that any transaction will be successfully consummated.

      3. The insurance industry is highly regulated and it is not possible to predict the impact of future state and federal regulation on the operations of the Company.


12 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                For the years ended December 31,
                                                                                           ----------------------------------------
(In thousands, except per share information)                                                  1997           1996            1995
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Gross premiums earned ............................................................       $ 64,745        $ 52,066        $ 76,688
  Ceded premiums earned ............................................................        (11,676)        (15,441)        (16,140)
                                                                                           ----------------------------------------
  Net premiums earned ..............................................................         53,069          36,625          60,548
  Net investment income ............................................................          9,810          10,655          13,026
  Net realized investment gains ....................................................          2,174             499             207
  Other income .....................................................................            693             925           1,677
                                                                                           ----------------------------------------
    Total revenues .................................................................         65,746          48,704          75,458
                                                                                           ----------------------------------------
Losses and expenses:
  Gross losses and loss adjustment expenses ........................................         49,350          53,697          63,543
  Ceded losses and loss adjustment expenses ........................................        (11,268)        (16,598)        (14,828)
                                                                                           ----------------------------------------
  Net losses and loss adjustment expenses ..........................................         38,082          37,099          48,715
  Policyholder dividends ...........................................................            467          (4,000)            137
  Policy acquisition expenses ......................................................         13,341           9,907          13,391
  Expenses in connection with terminated proposed acquisition ......................             --           1,849              --
  Nonrecurring compensation ........................................................             --           1,272              --
  General and administrative expenses ..............................................          9,220           8,799           8,746
                                                                                           ----------------------------------------
    Total losses and expenses ......................................................         61,110          54,926          70,989
                                                                                           ----------------------------------------
Income (loss) from continuing operations before provision for income tax ...........          4,636          (6,222)          4,469
Income tax provision ...............................................................             47              18             120
                                                                                           ----------------------------------------
Income (loss) from continuing operations ...........................................          4,589          (6,240)          4,349
Discontinued operations:
  Net loss from operations .........................................................             --            (633)         (2,033)
  Loss on disposal .................................................................             --          (1,246)             --
                                                                                           ----------------------------------------
Net income (loss) ..................................................................       $  4,589        $ (8,119)       $  2,316
                                                                                           ========================================
Basic Earnings (loss) per share of Common Stock:
Income (loss) from continuing operations ...........................................       $   0.30        $  (0.41)       $   0.28
Discontinued operations:
  Loss from operations .............................................................             --           (0.04)          (0.13)
  Loss on disposal .................................................................             --           (0.08)             --
                                                                                           ----------------------------------------
Net income (loss) ..................................................................       $   0.30        $  (0.53)       $   0.15
                                                                                           ========================================
Diluted Earnings (loss) per share of Common Stock:
Income (loss) from continuing operations ...........................................       $   0.28        $  (0.41)       $   0.27
Discontinued operations:
  Loss from operations .............................................................             --           (0.04)          (0.13)
  Loss on disposal .................................................................             --           (0.08)             --
                                                                                           ----------------------------------------
Net income (loss) ..................................................................       $   0.28        $  (0.53)       $   0.14
                                                                                           ========================================

See accompanying Notes to Consolidated Financial Statements.

13 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                                     CONSOLIDATED BALANCE SHEETS

                                                                                                                 December 31,
                                                                                                           -------------------------
(In thousands, except share and per share information)                                                      1997              1996
------------------------------------------------------------------------------------------------------------------------------------
ASSETS:
  Fixed maturities at fair value (Cost: $139,089 and $143,424).........................................    $140,899        $143,330
  Equity securities at fair value (Cost: $363 and $257)................................................         813           2,697
  Short term investments, at cost which approximates fair value........................................       1,111           5,528
                                                                                                           -------------------------
      Total investments................................................................................     142,823         151,555
  Cash.................................................................................................         707           1,155
  Accrued investment income............................................................................       2,006           2,397
  Premiums and fees receivable, net of allowances of $179 and $230.....................................       5,438           5,597
  Reinsurance recoverable on paid losses, net of allowances of $374 and $316...........................       8,523           3,071
  Reinsurance recoverable on unpaid losses, net of allowances of $499 and $425.........................      20,185          23,546
  Prepaid reinsurance premiums.........................................................................       1,681           2,417
  Property and equipment, net of accumulated depreciation of $7,690 and $7,102.........................       2,499           2,968
  Deferred acquisition costs...........................................................................       1,550             957
  Other assets.........................................................................................       2,361           2,756
                                                                                                           -------------------------
      Total assets.....................................................................................    $187,773        $196,419
                                                                                                           =========================
LIABILITIES AND STOCKHOLDERS' EQUITY:
  Unpaid losses and loss adjustment expenses...........................................................    $105,947        $120,651
  Unearned premiums....................................................................................      10,249           8,294
  Policyholder dividends...............................................................................         411             407
  Reinsurance premiums payable.........................................................................       1,244           1,765
  Funds withheld on ceded reinsurance..................................................................       1,254           1,479
  Other liabilities....................................................................................       4,748           4,970
                                                                                                           -------------------------
      Total liabilities................................................................................     123,853         137,566
  Preferred Stock ($0.10 par value; authorized 10,000,000 shares;
    none issued and outstanding).......................................................................          --              --
  Common Stock ($0.10 par value; authorized 20,000,000 shares;
    issued 15,586,994 shares and 15,370,894 shares;
    outstanding 15,576,287 shares and 15,360,238 shares)...............................................       1,559           1,537
  Additional paid-in capital...........................................................................      46,673          46,131
  Net unrealized gain on securities....................................................................       2,260           2,346
  Retained earnings....................................................................................      13,494           8,905
  Treasury stock (Cost of 10,707 shares and 10,656 shares).............................................         (66)            (66)
                                                                                                           -------------------------
      Total stockholders' equity.......................................................................      63,920          58,853
                                                                                                           -------------------------
Commitments and contingencies
      Total liabilities and stockholders' equity.......................................................    $187,773        $196,419
                                                                                                           =========================

See accompanying Notes to Consolidated Financial Statements.


14 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                              For the years ended December 31,
                                                                                      ----------------------------------------------
(In thousands, except share amounts)                                                     1997              1996              1995
------------------------------------------------------------------------------------------------------------------------------------
Common stock
  Balance, beginning of year.......................................................      $ 1,537           $ 1,537          $ 1,537
  Exercise of options to purchase Common Stock.....................................           22                --               --
                                                                                     -----------------------------------------------
  Balance, end of year.............................................................        1,559             1,537            1,537
                                                                                     -----------------------------------------------
Additional paid-in capital
  Balance, beginning of year.......................................................       46,131            46,131           46,417
  Exercise of options to purchase Common Stock.....................................          649                --               --
  Retirement of stock options......................................................         (107)               --             (286)
                                                                                     -----------------------------------------------
  Balance, end of year.............................................................       46,673            46,131           46,131
                                                                                     -----------------------------------------------
Net unrealized gain (loss) on available-for-sale securities
  Balance, beginning of year.......................................................        2,346             5,195             (278)
  Net unrealized gain on the date of reclassification
    of available-for-sale securities...............................................           --                --            2,880
  Net increase (decrease)..........................................................          (86)           (2,849)           2,593
                                                                                     -----------------------------------------------
  Balance, end of year.............................................................        2,260             2,346            5,195
                                                                                     -----------------------------------------------
Retained earnings
  Balance, beginning of year.......................................................        8,905            17,024           14,708
  Net income (loss)................................................................        4,589            (8,119)           2,316
                                                                                     -----------------------------------------------
  Balance, end of year.............................................................       13,494             8,905           17,024
                                                                                     -----------------------------------------------
Treasury stock
  Balance, beginning and end of year...............................................          (66)              (66)             (66)
                                                                                     -----------------------------------------------
      Total stockholders' equity...................................................      $63,920           $58,853          $69,821
                                                                                     ===============================================

------------------------------------------------------------------------------------------------------------------------------------
Common stock, shares
  Balance, beginning of year.......................................................   15,370,894        15,370,894       15,370,894
  Exercise of options to purchase Common Stock.....................................      216,100                --               --
                                                                                     -----------------------------------------------
  Balance, end of year.............................................................   15,586,994        15,370,894       15,370,894
                                                                                     ===============================================
Treasury stock, shares
  Balance, beginning of year.......................................................       10,656            10,639           10,624
  Purchased during year............................................................           51                17               15
                                                                                     -----------------------------------------------
  Balance, end of year.............................................................       10,707            10,656           10,639
                                                                                     ===============================================

See accompanying Notes to Consolidated Financial Statements.

15 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                For the years ended December 31,
                                                                                            ----------------------------------------
(In thousands)                                                                                1997            1996           1995
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Income (loss) from continuing operations..............................................    $  4,589        $ (6,240)      $  4,349
  Adjustments to reconcile income (loss) from continuing operations to net cash used in operating activities:
      Net realized investment gains.....................................................      (2,174)           (499)          (207)
      Depreciation and amortization.....................................................         905             920          1,360
      Change in accrued investment income...............................................         391             412            175
      Change in premiums and fees receivable............................................         159           3,504          8,010
      Change in reinsurance recoverables................................................      (5,452)         (1,065)         4,280
      Change in reinsurance recoverable on unpaid losses ...............................       3,361          (1,155)        (3,407)
      Change in prepaid reinsurance premiums............................................         736              80            487
      Change in deferred acquisition costs..............................................        (593)             97          1,159
      Change in unpaid losses and loss adjustment expenses..............................     (14,704)        (18,886)        (8,924)
      Change in unearned premiums.......................................................       1,955            (569)        (5,765)
      Change in policyholder dividends payable..........................................           4          (4,257)        (1,616)
      Change in reinsurance payables and funds withheld.................................        (746)           (382)          (248)
      Other, net........................................................................         (14)          1,091         (3,316)
                                                                                            ----------------------------------------
        Net cash used in operating activities...........................................     (11,583)        (26,949)        (3,663)
                                                                                            ----------------------------------------
Cash flows from investing activities:
  Proceeds from sales:
    Fixed income maturities available-for-sale..........................................         951          12,668          7,464
    Equity securities...................................................................       2,159             351             --
    Other investments...................................................................          --              --            433
  Investments, matured or called:
    Fixed income maturities held-to-maturity............................................          --              --          4,890
    Fixed income maturities available-for-sale..........................................      23,002          29,821         23,157
  Investments purchased:
    Fixed income maturities available-for-sale..........................................     (19,664)        (19,463)       (25,881)
    Equity securities...................................................................        (129)             --             --
    Other investments...................................................................          --              --           (105)
  Acquisition of Valor Insurance Company (net of cash
    and short-term investments of $1,461)...............................................          --          (1,450)            --
  Net proceeds from sale of Danielson Trust Company.....................................          --           2,968             --
  Purchases of property and equipment...................................................        (165)            (32)          (338)
  Proceeds from sale of property and equipment..........................................          --              86             --
                                                                                            ----------------------------------------
        Net cash provided by investing activities.......................................       6,154          24,949          9,620
                                                                                            ----------------------------------------
Cash flows from financing activities:
  Retirement of stock options...........................................................        (107)             --           (286)
  Proceeds from exercise of options to purchase
    Common Stock........................................................................         671              --             --
                                                                                            ----------------------------------------
        Net cash provided by (used in) financing activities.............................         564              --           (286)
                                                                                            ----------------------------------------
Net cash provided by (used in) continuing operations....................................      (4,865)         (2,000)         5,671
Net cash used in discontinued operations................................................          --            (120)            --
                                                                                            ----------------------------------------
Net increase (decrease) in cash and short term investments..............................      (4,865)         (2,120)         5,671
Cash and short term investments at beginning of year....................................       6,683           8,803          3,132
                                                                                            ----------------------------------------
Cash and short term investments at end of year..........................................    $  1,818        $  6,683       $  8,803
                                                                                            ========================================

See accompanying Notes to Consolidated Financial Statements.

16 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                               December 31, 1997, 1996, and 1995

1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Organization

      Danielson Holding Corporation ("DHC") is a holding company organized under the General Corporation Law of the State of Delaware. DHC owns all of the voting stock of Mission American Insurance Company ("MAIC"). MAIC owns 100 percent of the voting stock of KCP Holding Company ("KCP"). KCP owns 100 percent of the common stock of National American Insurance Company of California, DHC's principal operating insurance subsidiary, which owns 100 percent of the common stock of Danielson Insurance Company, Danielson National Insurance Company, and Valor Insurance Company, Incorporated ("Valor") (National American Insurance Company of California and its subsidiaries being collectively referred to as "NAICC"). See also Note 2 "ACQUISITION OF VALOR INSURANCE COMPANY." In March 1993, DHC acquired 100 percent of the common stock of Danielson Trust Company ("Danielson Trust"). On December 31, 1996, DHC sold 100 percent of the common stock of Danielson Trust. See also Note 5 "DISCONTINUED OPERATIONS."

      The operations of DHC's primary insurance subsidiary, NAICC, are in property and casualty insurance. NAICC writes workers' compensation and non-standard automobile insurance in the western United States, primarily California. NAICC writes approximately 80 percent of its insurance in California. For the years ended December 31, 1997, 1996 and 1995, private passenger automobile direct written premiums, representing 59 percent, 55 percent and 41 percent, respectively, of total direct written premiums were produced through one general agent of NAICC.

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

      Fixed maturities classified as available-for-sale are recorded at fair value. Fixed maturities classified as held-to-maturity are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Amortization and accretion of premiums and discounts on collateralized mortgage obligations are adjusted for principal paydowns and changes in expected maturities. Net unrealized gains or losses on fixed maturities classified as available-for-sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Net unrealized gains or losses associated with transfers of fixed maturities classified as held-to-maturity to fixed maturities classified as available-for-sale are recorded as a separate component of stockholders' equity. The net unrealized gains or losses on fixed maturities included in the separate component of stockholders' equity for fixed maturities transferred from the classification of available-for-sale to held-to-maturity are amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. The Company does not hold any fixed maturities that are classified as trading. In December 1995, the Company reclassified its entire held-to-maturity portfolio to available-for-sale under a one-time provision permitted by the Financial Accounting Standards Board. No deferred tax liability has been provided for unrealized appreciation due to the anticipated availability of the Company's net operating tax loss carryforwards and other various deferred tax assets.

      A decline in the market value of any security below cost which is deemed to be other than temporary is charged to earnings, resulting in the establishment of a new cost basis for such security.


17 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                               December 31, 1997, 1996, and 1995
                                                                     (continued)

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

C. Revenue Recognition

      Earned premium income is recognized ratably over the contract period of an insurance policy. A liability is established for unearned insurance premiums representing the portion of premiums received that is applicable to the unexpired terms of policies in force. Premiums earned include an estimate for earned but unbilled premiums. Premiums earned but unbilled and included in premiums receivable were $1.2 million and $480,000 at December 31, 1997 and 1996, respectively.

D. Unpaid Losses and Loss Adjustment Expenses

      Unpaid losses and loss adjustment expenses ("LAE") are based on estimates of reported losses, historical Company experience of losses reported by reinsured companies for insurance assumed from such insurers, and estimates based on historical Company and industry experience for unreported claims. Management believes that the provisions for unpaid losses and LAE are adequate to cover the cost of losses and LAE incurred to date. However, such liability is, by necessity, based upon estimates, which may change in the near term, and there can be no assurance that the ultimate liability will not exceed, or even materially exceed, such estimates. See Note 7 "Unpaid Losses and Loss Adjustment Expenses."

E. Reinsurance

      In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events which cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers.

      The Company accounts for its reinsurance contracts which provide indemnification by reducing premiums earned by the amounts paid to the reinsurer and establishing recoverable amounts for paid and unpaid losses and LAE ceded to the reinsurer. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy and reported as assets. Contracts pursuant to which it is not reasonably possible that the reinsurer may realize a significant loss from the insurance risk generally do not meet conditions for reinsurance accounting and are accounted for as deposits. For the years ended December 31, 1997 and 1996, the Company had no reinsurance contracts which were accounted for as deposits. See Note 6 "REINSURANCE."

F. Deferred Acquisition Costs

      Deferred acquisition costs, consisting principally of commissions and premium taxes paid at the time of issuance of a policy, are deferred and amortized over the period during which the related premiums are earned. Deferred acquisition costs are limited to the estimated future profit, based on the anticipated losses and LAE (based on historical experience), maintenance costs, policyholder dividends, and anticipated investment income. The amortization of deferred acquisition costs charged to operations in 1997, 1996 and 1995 was $10.1 million, $6.2 million and $9.1 million, respectively.

G. Policyholder Dividends

      Policyholder dividends represent management's estimate of amounts to be paid on participating policies which share in positive underwriting results, based on the type of policy plan. Participating policies represent approximately 10 percent, 6 percent and 34 percent of workers' compensation direct written premiums for the years ended December 31, 1997, 1996 and 1995, respectively. An estimated provision for policyholder dividends is accrued during the period in which the related premium is earned. These estimated dividends do not become legal liabilities unless and until declared by the Board of Directors of NAICC. No dividends were declared and unpaid as of December 31, 1997.


18 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

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

J. Per Share Data

      Per share data is based on the weighted average number of shares of common stock of DHC, par value $0.10 per share ("Common Stock") outstanding during each year. At December 31, 1997 the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share". In accordance with the provisions of this Statement, all prior years' earnings per share data have been restated and both basic earnings per share and diluted earnings per share have been presented on the face of the income statement. Diluted earnings per share computations, as calculated under the treasury stock method, include the average number of shares of additional outstanding Common Stock issuable for stock options, whether or not currently exercisable. Such average shares were 16,194,180 and 15,988,879 for the years ended December 31, 1997 and 1995, respectively. Loss per share and basic earnings per share are calculated using only the average number of outstanding shares of Common Stock and disregarding the average number of shares issuable for stock options. Such average shares outstanding were 15,481,041, 15,360,250, and 15,360,263 for the years ended December 31, 1997, 1996 and 1995, respectively.

K. Fair Value of Financial Instruments

      The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of the Company's cash and short term investments approximate fair value because of the short term maturity of those investments. The fair values of the Company's debt security instruments and equity security investments are based on quoted market prices as of December 31, 1997. The fair value of all other financial instruments approximates their respective carrying value. See Note 9 "INVESTMENTS."

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

M. Stock Incentive Compensation Plans

      The Company measures stock-based compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion 25. Accordingly, the Company discloses pro forma net income and earnings per share as if the fair value based method of accounting prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") had been applied. See Note 12 "EMPLOYEE BENEFIT AND STOCK OPTION PLANS."

2) ACQUISITION OF VALOR INSURANCE COMPANY

      On June 24, 1996, NAICC completed the acquisition of 100% of the outstanding common stock of Valor Insurance Company, Incorporated ("Valor") for $2.9 million in cash. Valor is a property and casualty insurance company domiciled in the state of Montana and writes workers' compensation insurance in Montana. The acquisition of Valor has been accounted for as a purchase. The purchase price was allocated to the identifiable

19 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                               December 31, 1997, 1996, and 1995
                                                                     (continued)


net assets of Valor based upon the estimated relative fair values thereof. In connection with the acquisition, NAICC acquired net assets with a fair value of approximately $1.1 million, resulting in $1.8 million of cost in excess of net assets acquired. This amount, which is included in other assets at December 31, 1997, is being amortized over 10 years.

3) EXPENSES IN CONNECTION WITH TERMINATED PROPOSED ACQUISITION

      On February 26, 1996, DHC signed an Agreement and Plan of Merger (the "Merger") with Midland Financial Group, Inc. ("Midland") which provided for, among other things, Midland to be merged into a subsidiary of DHC. On April 24, 1996, DHC and Midland filed a joint proxy statement with the Securities and Exchange Commission with respect to the Merger and DHC filed registration statements with respect to securities proposed to be issued in connection with the Merger. As a result of the deaths of key executives of the Company and Midland in the crash of TWA Flight 800, DHC and Midland signed a Termination Agreement for the Merger on July 24, 1996. DHC deregistered the shares related to the proposed Merger. The amounts expensed are amounts paid that relate directly to the proposed Merger and include (without limitation) regulatory filing fees, legal expenses, accounting expenses, printing costs, fairness opinion expenses and investment banking fees.

4) NONRECURRING COMPENSATION

      In recognition of the deaths of C. Kirk Rhein, Jr. and William Story, the Company has contracted to pay death benefits, monthly, over a period of three years, commencing August 1, 1996. Such amounts were expensed in August 1996 based on their estimated present value. DHC also contracted to pay severance benefits over the course of one year, commencing August 1, 1996, in connection with the resignation of certain former employees. Such amounts were expensed in full in August 1996.

5) DISCONTINUED OPERATIONS

      On December 31, 1996, DHC sold 100% of the common stock of Danielson Trust to North American Trust Company for $3 million in cash. The sale resulted in a loss of $1.2 million.

      Trust and Fiduciary Services constituted a separate segment of the Company and as a result, the net loss and loss on disposal of Danielson Trust are reported herein as discontinued operations. Summarized operating results of Danielson Trust are as follows (dollars in thousands):

                                                       For the years ended
                                                           December 31,
                                                     ------------------------
                                                       1996             1995
--------------------------------------------------------------------------------
Revenues .....................................       $ 3,493          $ 4,623
General and administrative
  expenses ...................................         4,126            6,656
                                                     ------------------------
Net Loss .....................................       $  (633)         $(2,033)
                                                     ========================

      The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") in 1995. Under SFAS 121, long-lived assets, certain identifiable intangibles and goodwill related to such assets to be held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of such assets may not be recoverable. As a result of the 1995 net operating losses of Danielson Trust, the Company was required to assess the recoverability and amortization of goodwill associated with Danielson Trust. Based upon this assessment, the Company reduced the carrying amount of the remaining goodwill by $709,000, to $2.7 million. The writedown is included in the net loss from discontinued operations.

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


20 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

      NAICC cedes reinsurance on an excess of loss basis for workers' compensation risks in excess of $500,000 and generally for all other risks in excess of $150,000. In 1996 and 1995, NAICC also ceded 50 percent of its private passenger automobile business on a quota share basis. Effective January 1, 1997, the quota share agreement was amended to reduce the cessation rate to 25 percent. The effect of reinsurance on premiums written reflected in the Company's Consolidated Financial Statements is as follows (dollars in thousands):

                                               For the years ended
                                                    December 31,
                                   ---------------------------------------------
                                      1997              1996              1995
--------------------------------------------------------------------------------
Direct ...................         $ 66,700          $ 51,201          $ 70,949
Ceded ....................          (10,940)          (15,065)          (15,654)
                                   ---------------------------------------------
Net premium ..............         $ 55,760          $ 36,136          $ 55,295
                                   =============================================

      In 1997, NAICC paid $5.9 million in losses and loss adjustment expenses relating to an environmental claim filed by Hughes Aircraft (the "Hughes-Fullerton Claim"). The Hughes-Fullerton Claim alleged that environmental damage occurred continuously over a period of many years. NAICC assumed certain policyholder obligations of a general liability policy issued to Hughes Aircraft for three of those years. The Hughes-Fullerton Claim liability is reinsured under various contracts involving numerous reinsurance companies under which NAICC ceded $5.3 million, all of which has been disputed by the reinsurers. NAICC has initiated arbitration and litigation proceedings. The dispute related to this submission centers on the allocation of occurrences and coverages. Although the outcome of the pending arbitration cannot be predicted, NAICC believes that the ultimate disposition of these proceedings will not have an adverse impact on the financial condition of the Company.

      As of December 31, 1997, General Reinsurance Corporation ("GRC"), American Reinsurance Company ("ARC") and Lloyd's of London ("Lloyd's") were the only reinsurers that comprised more than 10 percent of NAICC's reinsurance recoverable on paid and unpaid claims. NAICC monitors all reinsurers, by reviewing A.M. Best reports and ratings, information obtained from reinsurance intermediaries and analyzing financial statements. At December 31, 1997, NAICC had reinsurance recoverables on paid and unpaid claims of $6.3 million, $7.4 million and $9.3 million from GRC, ARC and Lloyd's, respectively. Both GRC and ARC had an A.M. Best rating of A+ or better.

7) UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

      The following chart summarizes the activity in NAICC's liability for unpaid losses and LAE during the three most recent fiscal years (dollars in thousands):

                                                   For the years ended
                                                       December 31,
                                        ---------------------------------------
                                            1997           1996           1995
--------------------------------------------------------------------------------
Net unpaid losses and
  LAE at January 1 ................     $  97,105      $ 116,294      $ 128,625
Net unpaid losses acquired
  with Valor ......................            --            403             --
                                        ---------------------------------------
                                           97,105        116,697        128,625
                                        ---------------------------------------
Incurred related to:
  Current year ....................        37,142         26,979         45,592
  Prior years .....................           940         10,120          3,123
                                        ---------------------------------------
Total incurred ....................        38,082         37,099         48,715
                                        ---------------------------------------
Paid related to:
  Current year ....................       (13,729)       (10,559)       (14,464)
  Prior years .....................       (35,696)       (46,132)       (46,582)
                                        ---------------------------------------
Total paid ........................       (49,425)       (56,691)       (61,046)
                                        ---------------------------------------
Net unpaid losses and
  LAE at December 31 ..............        85,762         97,105        116,294
Plus: reinsurance
  recoverables ....................        20,185         23,546         21,112
                                        ---------------------------------------
Gross unpaid losses and
  LAE at December 31 ..............     $ 105,947      $ 120,651      $ 137,406
                                        =======================================

      The losses and LAE incurred related to prior years is attributable to claims from businesses which are in run-off. In 1996, NAICC strengthened the unpaid losses and allocated loss adjustment expenses ("ALAE") of pre-1980 businesses assumed by NAICC in 1985 and which are in run-off. NAICC increased these run-off claim liabilities by $10 million. The pre-1980 run-off liabilities include claims relating to environmental clean-up for policies issued prior to 1970. NAICC increased its bulk unpaid liabilities related to these claims, principally the unpaid ALAE, as it had become evident that the legal costs associated with these claims would be significantly greater than previously anticipated. The principal exposure from these claims arises from direct excess and primary policies of businesses in run-off, the obligations of which were assumed by NAICC. These excess


21 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                               December 31, 1997, 1996, and 1995
                                                                     (continued)

and primary claims are relatively few in number and have policy limits of between $50,000 and $1,000,000, with reinsurance generally above $50,000. NAICC also has environmental claims primarily associated with participation in excess of loss reinsurance contracts assumed by NAICC. These reinsurance contracts have relatively low limits, generally less than $25,000, and estimates of unpaid losses are based on information provided by the primary insurance company.

      The unpaid losses and LAE related to environmental cleanup is established based upon facts currently known and the current state of the law and coverage litigation. Liabilities are estimated for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific contract of insurance or reinsurance and management can reasonably estimate its liability. Liabilities for unknown claims and development of reported claims are included in NAICC's bulk unpaid losses. The liability for the development of reported claims is based on estimates of the range of potential losses for reported claims in the aggregate. Estimates of liabilities are reviewed and updated continually and exposure exists in excess of amounts which are currently recorded which could be material. However, management does not expect that liabilities associated with these types of claims will result in a material adverse effect on future liquidity or financial position. Liabilities such as these are based upon estimates and there can be no assurance that the ultimate liability will not exceed, or even materially exceed, such estimates.

      NAICC is involved in litigation related to certain environmental claims which have some significant uncertainties. Such uncertainties include difficulties in predicting the outcome of judicial decisions as case law evolves regarding liability exposure, insurance coverage and interpretation of policy language with respect to environmental claims. While the outcome of such litigation cannot be determined at this time, such litigation, net of liabilities established therefor and giving effect to reinsurance, is not expected to have a material adverse effect on the future liquidity or financial position of NAICC. As of December 31, 1997 and 1996, NAICC's net unpaid losses and LAE relating to environmental claims were approximately $10.9 million and $13.4 million, respectively.

8) REGULATION, DIVIDEND RESTRICTIONS AND STATUTORY SURPLUS

      DHC's insurance subsidiaries are regulated by various states and prepare their financial statements in accordance with statutory accounting principles. NAICC prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the California Department of Insurance (the "Insurance Department"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (the "Association"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has not applied any permitted accounting practices in its statutory financial statements. As of December 31, 1997 and 1996, DHC's operating insurance subsidiaries reported statutory capital and surplus of $45.0 million and $41.4 million, respectively. The combined statutory net income (loss) for DHC's operating insurance subsidiaries, as reported to the regulatory authorities for the years ended December 31, 1997, 1996 and 1995, was $5.9 million, ($5.6) million and $4.8 million, respectively. The Insurance Department has examined the statutory basis financial statements of NAICC through December 31, 1995. No adjustments were made to the statutory basis financial statements of NAICC or its subsidiaries. The Montana Department of Insurance is currently conducting an examination of the statutory basis financial statements of Valor as of December 31, 1995.

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

      Insurance companies are subject to insurance laws and regulations established by the states in which they transact business. The agencies established pursuant to these state

22 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES laws have broad administrative and supervisory powers relating to the granting and revocation of licenses to transact insurance business, regulation of trade practices, establishment of guaranty associations, licensing of agents, approval of policy forms, premium rate filing requirements, reserve requirements, the form and content of required regulatory financial statements, periodic examinations of insurers' records, capital and surplus requirements and the maximum concentrations of certain classes of investments. Most states also have enacted legislation regulating insurance holding company systems, including with respect to acquisitions, extraordinary dividends, the terms of affiliate transactions and other related matters. DHC and its insurance subsidiaries have registered as a holding company system pursuant to such legislation in California and routinely report to other jurisdictions. The Association has formed committees and appointed advisory groups to study and formulate regulatory proposals on such diverse issues as the use of surplus debentures, accounting for reinsurance transactions and the adoption of RBC requirements. It is not possible to predict the impact of future state and federal regulation on the operations of the Company.

      Under the California Insurance Code, NAICC is prohibited from paying, other than from accumulated earned surplus, shareholder dividends which exceed the greater of net income or ten percent of statutory surplus without prior approval of the Insurance Department. To the extent that NAICC's unassigned surplus remains negative in 1998, NAICC will not be permitted to pay dividends without prior regulatory approval.

9) INVESTMENTS

      The amortized cost, unrealized gains, unrealized losses and fair value at December 31, 1997 and 1996, categorized by type of security, were as follows (dollars in thousands):

                                                 December 31, 1997
                                 -----------------------------------------------
                                  Cost or
                                 Amortized    Unrealized   Unrealized     Fair
                                    Cost         Gain         Loss       Value
--------------------------------------------------------------------------------
Fixed maturities:
  U.S. Government/
    Agency .................     $ 48,635     $    715     $      6     $ 49,344
  Mortgage-backed ..........       58,372          740          162       58,950
  Corporate ................       32,082          593           70       32,605
                                 -----------------------------------------------
      Total fixed
        maturities .........      139,089        2,048          238      140,899
                                 -----------------------------------------------
Equity securities ..........          363          450           --          813
                                 -----------------------------------------------
Total available-
  for-sale .................     $139,452     $  2,498     $    238     $141,712
                                 ===============================================

                                                  December 31, 1996
                                 -----------------------------------------------
                                  Cost or
                                 Amortized    Unrealized   Unrealized     Fair
                                    Cost         Gain         Loss       Value
--------------------------------------------------------------------------------
Fixed maturities:
  U.S. Government/
    Agency .................     $ 50,381     $    686     $     64     $ 51,003
  Mortgage-backed ..........       54,691          384        1,198       53,877
  Corporate ................       38,352          444          346       38,450
                                 -----------------------------------------------
      Total fixed
        maturities .........      143,424        1,514        1,608      143,330
Equity securities ..........          257        2,440           --        2,697
                                 -----------------------------------------------
Total available-
  for-sale .................     $143,681     $  3,954     $  1,608     $146,027
                                 ===============================================

      Fixed maturities of the Company include mortgage-backed securities ("MBS") representing 41.8 percent and 37.6 percent of the Company's total fixed maturities at December 31, 1997 and 1996, respectively. All MBS held by the Company are issued by the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"), both of which are rated "Aaa" by Moody's Investors Services. MBS and callable bonds, in contrast to other bonds, are more sensitive to market value declines in a rising interest rate environment than to market value increases in a declining interest rate environment. This is primarily because of payors' increased incentive and ability to prepay principal and issuers' increased incentive to call bonds in a declining interest rate environment. Management does not believe that the inherent prepayment risk in its portfolio is significant. However, management believes that the potential impact of the interest rate risk on the Company's Consolidated Financial Statements could be significant because of the greater sensitivity of the MBS portfolio to market value declines and the classification of the entire portfolio as available-for-sale. The Company has no MBS concentrations in any geographic region.

      The expected maturities of fixed maturities, by amortized cost and fair value, at December 31, 1997, are shown below. Expected maturities may differ from contractual maturities due to borrowers having the right to call or prepay their obligations with or without call or prepayment penalties. Expected maturities of mortgage-backed securities are estimated based upon the remaining principal balance, the projected cash flows and

23 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                               December 31, 1997, 1996, and 1995
                                                                     (continued)

the anticipated prepayment rates of each security (dollars in thousands):

                                                       Amortized         Fair
Maturity                                                 Cost            Value
--------------------------------------------------------------------------------
Available-for-sale:
  One year or less ...........................         $ 20,324         $ 20,358
  Over one year to five years ................           67,672           68,981
  Over five years to ten years ...............           49,670           50,038
  More than ten years ........................            1,423            1,522
                                                       -------------------------
    Total fixed maturities ...................         $139,089         $140,899
                                                       =========================

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

      The following reflects the change in net unrealized gain (loss) on available-for-sale securities included as a separate component of stockholders' equity (dollars in thousands):

                                       For the years ended
                                           December 31,
                                  -----------------------------
                                    1997       1996       1995
---------------------------------------------------------------
Fixed maturities................   $1,904    $(4,916)    $5,392
Equity securities...............   (1,990)     2,067         81
                                  -----------------------------
                                   $  (86)   $(2,849)    $5,473
                                  =============================

  Net realized investment gains in 1997, 1996 and 1995 were as follows (dollars in thousands):

                                                     For the years ended
                                                         December 31,
                                            ------------------------------------
                                              1997           1996           1995
--------------------------------------------------------------------------------
Fixed maturities ..................         $   38         $  148         $  129
Equity securities .................          2,136            351             --
Other investments .................             --             --             78
                                            ------------------------------------
  Net realized gain ...............         $2,174         $  499         $  207
                                            ====================================

      Gross realized gains relating to fixed maturities were $75,000, $171,000 and $213,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Gross realized losses relating to fixed maturities were $37,000, $23,000 and $84,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Gross realized gains relating to equity securities were $2,136,000 and $351,000 for the years ended December 31, 1997 and 1996, respectively. There were no gross realized losses relating to equity securities in either year. There were neither gross realized gains nor gross realized losses relating to equity securities for the year ended December 31, 1995. Gross realized gains relating to other investments were $78,000 for the year ended December 31, 1995 and there were no gross realized losses relating to other investments in that year. There were neither gross realized gains nor gross realized losses relating to other investments for the years ended December 31, 1997 and 1996.

      Net investment income for the past three years was as follows (dollars in thousands):

                                                      For the years ended
                                                          December 31,
                                             -----------------------------------
                                                1997          1996          1995
--------------------------------------------------------------------------------
Fixed maturities .....................       $ 9,682       $10,852       $12,320
Short term investments ...............           253           243           206
Other, net ...........................             1             8           899
                                             -----------------------------------
  Total investment income ............         9,936        11,103        13,425
                                             -----------------------------------
Less: Investment expense .............           126           448           399
                                             -----------------------------------
  Net investment income ..............       $ 9,810       $10,655       $13,026
                                             ===================================


24 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

      Other investment income in 1995 includes interest of $840,000 received in December 1995 relating to a previously disputed reinsurance recoverable.

      During 1997, all of the securities held by the Company were income producing.

      There were no investments with a carrying value greater than ten percent of stockholders' equity as of December 31, 1997, 1996 or 1995.

      In compliance with state insurance laws and regulations, securities with a fair value of approximately $65 million, $85 million and $119 million at December 31, 1997, 1996 and 1995, respectively, were on deposit with various states or governmental regulatory authorities. In addition, at December 31, 1997, 1996 and 1995, respectively, investments with a fair value of $5.6 million, $4.3 million and $4.7 million were held in trust or as collateral under the terms of certain reinsurance treaties and letters of credit.

10) STOCKHOLDERS' EQUITY

      DHC is authorized to issue 20,000,000 shares of common stock, par value $0.10 per share ("Common Stock"), and 10,000,000 shares of preferred stock, par value $0.10 per share. As of December 31, 1997, there were 15,586,994 shares of Common Stock issued of which 15,576,287 were outstanding; the remaining 10,707 shares of Common Stock issued but not outstanding are held as treasury stock. There are no shares of preferred stock which were issued or outstanding. For additional information about the Company's Stock Option Plans, see Note 12 "EMPLOYEE BENEFITS AND STOCK OPTION PLANS." In connection with efforts to preserve the Company's net operating tax loss carryforwards, DHC has imposed restrictions on the ability of holders of five percent or more of DHC Common Stock to transfer the Common Stock owned by them and to acquire additional Common Stock, as well as the ability of others to become five percent stockholders as a result of transfers of Common Stock. See Note 11 "INCOME TAXES."

11) INCOME TAXES

      DHC files a Federal consolidated income tax return with its subsidiaries and certain trusts that assumed various liabilities of certain present and former subsidiaries of DHC.

      The Company has a consolidated net operating loss carryforward for Federal income tax purposes of approximately $1.4 billion as of December 31, 1997. This number is based upon Federal consolidated income tax losses for the periods through December 31, 1996 and an estimate of the 1997 taxable loss. The net operating loss carryforward will expire in various amounts, if not used, between 1998 and 2012. The Internal Revenue Service ("IRS") may attempt to challenge the amount of this net operating loss in the event of a future tax audit. Management believes, based in part upon the views of its tax advisors, that its net operating loss calculations are reasonable and that it is reasonable to conclude that the Company's net operating losses would be available for use by the Company. These tax loss attributes are currently fully reserved, for valuation purposes, on the Company's financial statements. The amount of the deferred tax asset considered realizable could be increased in the near term if estimates of future taxable income during the carryforward period are increased. See Note 10 "STOCKHOLDERS' EQUITY" for a description of certain restrictions on the transfer of Common Stock.

      The Company's net operating tax loss carryforwards will expire, if not used, in the following amounts in the following years (dollars in thousands):

Year Ending                                     Amount of
December 31,                              Carryforward Expiring
---------------------------------------------------------------
1998........................................    $  33,328
1999........................................      203,868
2000........................................      253,098
2001........................................      155,806
2002........................................      142,982
2003........................................       60,849
2004........................................       69,947
2005........................................      106,225
2006........................................       92,355
2007........................................       89,790
2008........................................       31,688
2009........................................       39,689
2010........................................       23,600
2011........................................       19,755
2012........................................       38,799
                                               ----------
                                               $1,361,779
                                               ==========

25 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                               December 31, 1997, 1996, and 1995
                                                                     (continued)

      The Company has made provisions for certain state and local taxes. Tax filings for these jurisdictions do not consolidate the activity of the trusts referred to above, and reflect preparation on a separate company basis.

      Tax expense consists of the following amounts (dollars in thousands):

                                                      For the years ended
                                                          December 31,
                                                --------------------------------
                                                1997          1996          1995
--------------------------------------------------------------------------------
Federal income tax ...................          $ --          $ --          $ --
State and local ......................            47            18           120
                                                --------------------------------
                                                $ 47          $ 18          $120
                                                ================================

      The following reflects a reconciliation of income tax expense computed by applying the applicable Federal income tax rate of 34 percent to continuing operations for 1997, 1996 and 1995, as compared to the provision for income taxes (dollars in thousands):

                                                    For the years ended
                                                         December 31,
                                           -------------------------------------
                                               1997          1996          1995
--------------------------------------------------------------------------------
Computed "expected"
  tax expense ........................     $  1,576      $ (2,115)     $  1,519
Change in valuation allowance ........       10,945         3,754         1,819
Increase in net operating
  losses from the trusts .............      (12,504)       (1,755)       (3,291)
State and local tax expense ..........           47            18           120
Other, net ...........................          (17)          116           (47)
                                           -------------------------------------
Total income tax expense .............     $     47      $     18      $    120
                                           =====================================

      The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1997 and 1996, respectively, are presented as follows (dollars in thousands):

                                                    December 31,    December 31,
                                                       1997              1996
--------------------------------------------------------------------------------
Deferred tax assets
  Loss reserve discounting ...................       $   5,861        $   7,124
  Unearned premiums ..........................             583              400
  Net operating loss
    carryforwards ............................         463,005          454,508
  Allowance for doubtful
    accounts .................................             357              330
  Policyholder dividends .....................             140              138
  Non-recurring compensation .................             162              354
  Capital loss carryforwards .................           2,682              893
  Other ......................................             206               96
                                                     --------------------------
  Total gross deferred tax asset .............         472,996          463,843
  Less: Valuation allowance ..................        (471,580)        (462,720)
                                                     --------------------------
  Total deferred tax asset ...................       $   1,416        $   1,123
                                                     --------------------------
  Deferred acquisition costs .................             527              325
  Unrealized gains on available-
    for-sale securities ......................             768              798
                                                     --------------------------
  Difference in tax basis
    of bonds .................................             121               --
                                                     --------------------------
  Total deferred tax liability ...............           1,416            1,123
                                                     --------------------------
  Net deferred tax asset .....................       $      --        $      --
                                                     ==========================

26 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

12) EMPLOYEE BENEFIT AND STOCK OPTION PLANS

1990 Stock Option Plan

      The 1990 Stock Option Plan (the "1990 Plan") of DHC was intended to attract, retain and provide incentives to key employees of DHC by offering them an opportunity to acquire or increase a proprietary interest in DHC. Options under the 1990 Plan may be granted to existing officers or employees of DHC. Options under and outside the 1990 Plan may be granted for, in the aggregate, the purchase of up to 2,030,000 shares of Common Stock.

      On March 13, 1991, options to purchase an aggregate of 630,000 shares were granted with an exercise price of $3.00 per share, the arithmetic average of the closing prices of the Common Stock on the American Stock Exchange for the 30 days prior to the date of grant. An additional 630,000 options were granted outside the 1990 Plan as of that date to Junkyard Partners, L.P. ("Junkyard Partners"), upon the same terms as those granted on that date under the 1990 Plan. During 1994, Junkyard Partners transferred 257,910 of its 630,000 options to one of its limited partners. On December 29, 1994, DHC issued 257,910 restricted shares of Common Stock upon the exercise of such transferred options. In connection therewith, DHC received a total exercise price of $773,730. Effective May 19, 1995, DHC purchased 69,453 of the remaining 372,090 options to purchase Common Stock owned by Junkyard Partners. The options were exercisable at the time of such purchase and otherwise would have expired on March 13, 2001. The aggregate purchase price paid by DHC for the options was approximately $286,500, which was equal to the difference between the closing price of Common Stock on May 19, 1995 ($7.125 per share), the effective date of such purchase, and the exercise price of such options ($3.00 per share), or $4.125 per share. Effective November 12, 1997, DHC purchased 20,920 of the remaining 302,637 options to purchase Common Stock owned by Junkyard Partners. The options were exercisable at the time of such purchase and otherwise would have expired on March 13, 2001. The aggregate purchase price paid by DHC for the options was $107,215, which was equal to the difference between the closing price of Common Stock on November 12, 1997 ($8.125 per share), the effective date of such purchase, and the exercise price of such options ($3.00 per share), or $5.125 per share.

      On September 16, 1991, DHC granted, outside the 1990 Plan, options to purchase an aggregate of 140,000 shares of Common Stock with an exercise price of $3.63 per share, the arithmetic average of the closing prices of the Common Stock on the American Stock Exchange for the thirty days prior to the date of grant. On this date, the Compensation Committee of the Board of Directors of DHC resolved that it intended to refrain from granting any additional options under the 1990 Plan.

      On June 13, 1997, options to purchase 210,000 shares of Common Stock granted under the 1990 Plan were exercised at their exercise price of $3.00 per share. As a result, DHC received $630,000.

      As of December 31, 1997, 841,717 options granted under and outside the 1990 Plan were exercisable and unexercised. All such options expire ten years after the date of grant.

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

27 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                               December 31, 1997, 1996, and 1995
                                                                     (continued)

      On January 15, 1996, options to purchase an aggregate of 158,900 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $6.6875 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant). In 1997, 22,800 of such options expired.

      On September 17, 1996, options to purchase an aggregate of 120,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $5.50 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant). On September 19, 1996, options to purchase an aggregate of 125,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $5.6875 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant). In 1997, 1,500 of such options expired.

      On December 17, 1996, options to purchase an aggregate of 35,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for all of such options is $4.9375 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant).

      On March 31, 1997, options to purchase 6,100 shares of Common Stock were exercised at their exercise price of $6.6875 per share. As a result, DHC received $40,794.

      On July 1, 1997, options to purchase an aggregate amount of 10,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $8.0625 (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of the grant).

      On December 15, 1997, options to purchase an aggregate amount of 152,500 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $7.0625 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of the grant).

      As of December 31, 1997, 242,332 options granted under the 1995 Plan were exercisable. Options granted under the 1995 Plan generally become exercisable over three years and expire ten years after the date of grant.

      The Company applies APB Opinion 25 and Related Interpretations in accounting for the Stock Option Plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date of the options consistent with the method of SFAS 123, the net income (loss) and earnings (loss) per share would have been reduced to (increased to) the pro forma amounts indicated below (dollars in thousands except per share amounts):

                                                         1997             1996              1995
------------------------------------------------------------------------------------------------------
Net income (loss)
  As reported .................................       $   4,589       $  (8,119)          $ 2,316
  Pro forma ...................................           4,303          (8,621)            2,275
Diluted earnings (loss) per share
  As reported .................................       $    0.28       $   (0.53)          $  0.14
  Pro forma ...................................            0.27           (0.56)             0.14

      The fair value of the option grants are estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0% per annum; an expected life of approximately 8 years; expected volatility of 36%-59%; and a risk free interest rate of 6%. The pro forma effect on net income (loss) for 1997, 1996 and 1995 may not be representative of the effects on net income (loss) for future years.

Employee Benefit Plans

      KCP maintains an Employee Stock Ownership Plan ("ESOP") of KCP and Subsidiaries covering all of its employees. The ESOP originally acquired common stock of KCP in February 1990, financed by a loan from KCP in the principal amount of $998,000 bearing interest at an annual rate of ten percent. Shares of DHC Common Stock were substituted for the KCP stock held by the ESOP as of December 31, 1991. The loan, which is guaranteed by KCP and collateralized by the DHC Common Stock held by the ESOP, has been paid in full during 1997. All shares have been released from collateral and allocated to employees. All of the shares of Common Stock held by the ESOP are deemed to be outstanding for earnings per share computations. KCP has elected to include the value of the Common Stock allocated annually to participants under the ESOP in the calculation of its matching contribution to the KCP and Subsidiaries Salary

28 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

Deferred Plan and Trust ("401(k) Plan"). The participating employers contributed 50 percent of the first six percent of employee-contributed compensation to the 401(k) Plan. The shares of Common Stock owned by the ESOP as of December 31, 1997 and 1996, respectively, were as follows:

                                                        1997              1996
--------------------------------------------------------------------------------
Allocated shares .........................             99,682            101,299
Unreleased shares ........................                 --             20,528
                                                       -------------------------
                                                       99,682            121,827
                                                       =========================

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

      The following table sets forth the Pension Plan's funded status at December 31, 1997 and 1996, valued at January 1, 1998 and 1997, respectively (dollars in thousands):

                                                             1997         1996
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Accumulated benefits obligation,
    including vested benefits of $1,381
    for 1997 and $1,608 for 1996 .....................     $ 1,739      $ 1,921
                                                           =====================
Projected benefit obligation .........................     $ 1,942      $ 1,921
Plan assets at fair value ............................       1,641        1,517
                                                           ---------------------
  Projected benefit obligation in excess
    of plan assets ...................................        (301)        (404)
Unrecognized net (gain) loss .........................          97          (68)
Unrecognized prior service cost ......................          66           74
Adjustment required to recognize
  minimum liability ..................................          --           (6)
                                                           ---------------------
  (Accrued) prepaid pension cost .....................     $  (138)     $  (404)
                                                           =====================

  Net pension costs for the years ended December 31, 1997, 1996 and 1995 include the following components:

                                                       For the years ended
                                                           December 31,
                                                  ------------------------------
                                                   1997        1996        1995
--------------------------------------------------------------------------------
Service cost ...............................      $ 230       $ 237       $ 243
Interest cost ..............................        131         128         156
Actual (return) loss on plan assets ........        (91)       (106)       (201)
Net amortization and deferral ..............         (3)         23         131
                                                  ------------------------------
  Net pension cost .........................      $ 267       $ 282       $ 329
                                                  ==============================

      The Pension Plan's assets consist of U.S. Government obligations, registered equity mutual funds and insured certificates of deposit. The average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.75 percent, 7.5 percent and 7.25 percent for 1997, 1996 and 1995, respectively. The projected long-term rate of return on assets was
7.25 percent for 1997 and 7 percent for each of 1996 and 1995. The average rate of compensation increase used in determining the actuarial present value of the projected benefit obligation was 4.5 percent for 1997 and 1996.

      KCP maintains the 401(k) Plan in which all employees of KCP are eligible to participate. Under the 401(k) Plan, employees may elect to contribute up to 12 percent of their eligible compensation to a maximum dollar amount allowed by the IRS. As noted above, prior to July 1, 1995, the participating employers contributed 50 percent of the first six percent of employee-contributed compensation; however, effective July 1, 1995, Danielson Trust reduced its maximum contribution to 50 percent of the first four percent of Danielson Trust employee-contributed compensation. The participating employers have opted to include the value of the Common Stock allocated annually to participants under the ESOP in the calculation of their matching contribution. In 1997, 1996 and 1995, the employers' matching obligation to the 401(k) Plan was satisfied through ESOP shares, cash and forfeitures totaling $186,000, $242,000 and $211,000, respectively, in value.

29 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                               December 31, 1997, 1996, and 1995
                                                                     (continued)

13) LEASES

      DHC and its subsidiaries and affiliates have entered into various non-cancelable operating lease arrangements for office space and data processing equipment. The terms of the operating leases generally contain renewal options and escalation clauses based on increases in operating expenses and other factors. Rent expense under operating leases was $1.1 million for each of the the years ended December 31, 1997 and 1996 and $1.2 million for the year ended 1995.

      At December 31, 1997, future net minimum operating lease rental payment commitments were as follows (dollars in thousands):

Year Ending                            Minimum Operating Lease
December 31,                               Rental Payments
--------------------------------------------------------------
1998........................................  $1,447
1999........................................   1,264
2000........................................     743
2001........................................     720
2002 and thereafter.........................     900
                                              ------
Total commitments...........................  $5,074
                                              ======

14) COMMITMENTS AND CONTINGENCIES

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


30 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                                    INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Danielson Holding Corporation

      We have audited the accompanying consolidated balance sheets of Danielson Holding Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Danielson Holding Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

New York, New York
February 27, 1998


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

31 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                                                        QUARTERLY FINANCIAL DATA

                                                                     (unaudited)

  The following table presents unaudited quarterly financial data for the years ended December 31, 1997 and 1996. In the opinion of management, all adjustments necessary to present fairly the results of operations for such periods are reflected. Total revenues and net income include gains on sales of investments. Quarterly financial results are not necessarily indicative of the results that may be expected for the year and, hence, caution should be used in drawing conclusions from quarterly consolidated results.

                                                                      First        Second        Third           Fourth
(In thousands, except per share amounts)                             Quarter       Quarter      Quarter          Quarter
------------------------------------------------------------------------------------------------------------------------
1997:
Total revenues..................................................    $15,698       $15,330       $17,357          $17,361
Net income......................................................      2,437           523           561            1,068
Net income per diluted share....................................        .15           .03           .03              .07

1996:
Total revenues from continuing operations.......................    $12,064       $12,244       $11,451          $12,945
Income (loss) from continuing operations........................        638        (1,497)(1)      (178)(1),(2)   (5,203)(3)
Net loss from discontinued operations...........................        (81)(4)      (163)(4)      (389)(4)           --
Net income (loss) on disposal of Danielson Trust................         --            --        (1,271)              25
Income (loss) per diluted share from continuing operations......        .04          (.10)(1)      (.01)(1),(2)     (.34)(3)
Net loss per diluted share from discontinued operations.........         --          (.01)(4)      (.03)(4)           --
Net loss per diluted share on disposal of Danielson Trust.......         --            --          (.08)              --

(1) Includes expenses incurred in connection with the terminated proposed merger with Midland Financial Group, Inc.
(2) Includes non-recurring compensation expenses of death benefits and severance pay.
(3) Includes $10 million increase in provision for pre-1980 accident year losses and LAE relating to run-off businesses and $4 million reduction in policyholder dividend accrual.
(4) In 1996, DHC sold 100% of the common stock of Danielson Trust. Accordingly, Danielson Trust's results are reported herein as discontinued operations and are included in net income (loss).


                                                             STOCK MARKET PRICES

      Danielson Holding Corporation Common Stock is listed and traded on the American Stock Exchange (symbol: DHC). On March 16, 1998, there were approximately 1,592 holders of record of Common Stock.

      The following table sets forth the high, low and closing stock prices of the Company's Common Stock for the last two years, as reported on the American Stock Exchange Composite Tape.

                               1997                          1996
------------------------------------------------------------------------------
                      High      Low    Close      High        Low      Close
                     -----------------------      ---------------------------
First Quarter....    14        4 7/8   6 7/8      8 3/8      6 5/8     7 5/8
Second Quarter...     8 1/2    6 3/8   7 7/8      8 1/4      6 1/4     6 11/16
Third Quarter....     9        8       9          7          5 1/4     5 1/2
Fourth Quarter...     9 5/8    6 3/4   7 1/4      5 5/8      4 3/4     5
------------------------------------------------------------------------------

32 o DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

CORPORATE OFFICERS

Martin J. Whitman
Chairman of the Board and
Chief Executive Officer

David M. Barse
President and
Chief Operating Officer

Michael T. Carney
Chief Financial Officer and Treasurer

Ian M. Kirschner
General Counsel and Secretary

BOARD OF DIRECTORS

David M. Barse
President and
Chief Operating Officer,
Danielson Holding Corporation

Timothy C. Collins
Chief Executive Officer and
Senior Managing Director, Ripplewood Holdings, LLC

Stanley J. Garstka
Deputy Dean and Professor in
the Practice of Management,
Yale University School of Management

Eugene M. Isenberg
Chairman of the Board and
Chief Executive Officer,
Nabors Industries, Inc.

Anthony G. Petrello
President and Chief Operating Officer, Nabors Industries, Inc.

Joseph F. Porrino
Executive Vice President,
New School for Social Research

Frank B. Ryan
Professor of Mathematics,
Rice University

Wallace O. Sellers
Director, Enhance Financial Services
Group, Inc.

Martin J. Whitman
Chairman of the Board and
Chief Executive Officer,
Danielson Holding Corporation

Form 10-K
A copy of Danielson's Form 10-K
as filed with the Securities and Exchange Commission may be obtained without charge by writing to:

Danielson Holding Corporation
767 Third Avenue--Fifth Floor
New York, NY 10017-2023
Attention: Bridget Smith
Investor Relations
212/888-0347

Stock Transfer Agent and Registrar
American Stock Transfer and Trust Company
40 Wall Street
New York, NY 10005
718/921-8261

Independent Certified
Public Accountants
KPMG Peat Marwick LLP
757 Third Avenue
New York, NY 10017

                          Danielson Holding Corporation

                          767 Third Avenue--Fifth Floor
                          New York, New York 10017-2023
                                  212/888-0347