Form 10-K, Exhibit 13
period 1998-12-31
DANIELSON HOLDING CORP
filed 1999-03-30
CIK 225648

DANIELSON HOLDING CORPORATION
                      ------------------------------------
                               1998 ANNUAL REPORT

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

                              FINANCIAL HIGHLIGHTS
                    ----------------------------------------

                                                                                    As of and for the years ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS, STOCK PRICES AND EMPLOYEES)        1998              1997               1996
------------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Earned premiums...............................................................      $ 55,411         $  53,069         $ 36,625
Total revenues................................................................      $ 64,744         $  65,746         $ 48,704
Income (loss) from continuing operations......................................      $  2,301         $   4,589         $ (6,240)
Net income (loss).............................................................      $  2,301         $   4,589         $ (8,119)
Net cash used in continuing operating activities..............................      $ (5,170)        $ (11,583)        $(26,949)
Income (loss) from continuing operations per diluted share of
  Common Stock................................................................      $   0.14         $    0.28         $  (0.41)
Net income (loss) per diluted share of Common Stock...........................      $   0.14         $    0.28         $  (0.53)
Combined ratio................................................................         108.6%            111.0%           136.7%
------------------------------------------------------------------------------------------------------------------------------------


BALANCE SHEET AND OTHER DATA
Total investments.............................................................      $134,859          $142,823         $151,555
Policyholder liabilities......................................................      $109,539          $116,607         $129,352
Stockholders' equity..........................................................      $ 63,273          $ 63,920         $ 58,853
Book value per share of Common Stock..........................................      $   4.06          $   4.10         $   3.83
Common Stock price range
  High........................................................................      $      8 1/8      $     14         $      8 3/8
  Low.........................................................................      $      3          $      4 7/8     $      4 3/4
Shares of Common Stock outstanding at year end................................    15,576,276        15,576,287       15,360,238
Employees of continuing operations at year end................................           155               159              152

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                           FINANCIAL TABLE OF CONTENTS
                   -----------------------------------------


Selected Consolidated Financial Data...............................2

Management's Discussion and Analysis of
    Financial Condition and Results of Operations..................3

Consolidated Statements of Operations..............................9

Consolidated Balance Sheets.......................................10

Consolidated Statements of Stockholders' Equity...................11

Consolidated Statements of Cash Flows.............................12

Notes to Consolidated Financial Statements........................13

Independent Auditors' Report......................................25

Responsibility for Financial Reporting............................25

Quarterly Financial Data..........................................26

Stock Market Prices...............................................26

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                      SELECTED CONSOLIDATED FINANCIAL DATA
                ------------------------------------------------

  The following selected financial data of Danielson Holding Corporation and its subsidiaries should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Report.

                                                                                 YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)          1998            1997           1996             1995          1994
-----------------------------------------------------------------------------------------------------------------------------------
A. RESULTS OF OPERATIONS
Total revenues......................................     $ 64,744        $ 65,746       $ 48,704         $ 75,458      $105,545
Income (loss) from continuing operations
  before extraordinary items........................     $  2,301        $  4,589       $ (6,240)/1,2/   $  4,349      $  3,769
Net loss from discontinued operations...............           --              --       $   (633)/3/     $ (2,033)/3/  $   (624)/3/
Loss on disposal of discontinued operations.........           --              --       $ (1,246)/3/           --            --
Net income (loss)...................................     $  2,301        $  4,589       $ (8,119)/1,2,3/ $  2,316 /3/  $  3,895/3,4/
Diluted earnings (loss) per share of Common Stock:
  Income (loss) from continuing operations
  before extraordinary items........................     $   0.14        $   0.28       $  (0.41)/1,2/   $   0.27      $   0.24
  Net loss from discontinued operations.............           --              --       $  (0.04)/3/     $  (0.13)/3/  $  (0.04)/3/
  Loss on disposal of discontinued operations.......           --              --       $  (0.08)/3/           --            --
  Net income (loss).................................     $   0.14        $   0.28       $  (0.53)/1,2,3/ $   0.14 /3/  $   0.25/3,4/
B. BALANCE SHEET DATA
Invested assets.....................................     $134,859        $142,823       $151,555         $180,263      $179,141
Total assets........................................     $180,895        $187,773       $196,419         $226,896      $239,410
Unpaid losses and loss adjustment expenses..........     $ 95,653        $105,947       $120,651         $137,406      $146,330
Stockholders' equity................................     $ 63,273        $ 63,920       $ 58,853         $ 69,821      $ 62,318
Shares of Common Stock outstanding..................   15,576,276/5/   15,576,287/5/  15,360,238/5/    15,360,255/5/ 15,360,270/5/

1 Includes expenses incurred in connection with the terminated proposed merger with Midland Financial Group, Inc. and non-recurring compensation expenses for death benefits and severance pay.
2 Includes $10 million increase in provision for pre-1980 accident year losses and loss adjustment expenses relating to run-off businesses and $4 million reduction in policyholder dividend accrual.
3 In 1996, DHC sold 100% of the common stock of Danielson Trust Company. Accordingly, Danielson Trust's results are reported herein as discontinued operations and are included in net income (loss).
4  Includes extraordinary gain from distribution from an unaffiliated trust.
5 Does not give effect to currently exercisable options to purchase shares of Common Stock.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                     --------------------------------------

GENERAL
  Danielson Holding Corporation ("DHC") is organized as a holding company with substantially all of its operations conducted by subsidiaries (collectively with DHC, the "Company"). DHC, on a parent-only basis, has limited continuing expenditures for rent and administrative expenses and derives revenues primarily from investment return on portfolio securities. Therefore, the analysis of the Company's financial condition is generally best done on an operating subsidiary basis. For additional information relating to the Company's organization, see
Note 1 of the Notes to Consolidated Financial Statements.
  The Company does not currently pay regular Federal income tax due to its net operating loss carryforwards and the recognition of losses from several trusts that assumed various liabilities of certain present and former subsidiaries of DHC. It is expected that the Company's 1998 consolidated Federal income tax return will report a cumulative net operating loss carryforward currently estimated at approximately $1.3 billion, which will expire in various amounts, if not used, between 1999 and 2012. See Note 12 of the Notes to Consolidated Financial Statements.
  This Management's Discussion and Analysis of Financial Condition and Results of Operations, and certain Notes to Consolidated Financial Statements, contain forward-looking statements, including statements concerning plans, capital adequacy, adequacy of reserves, utilization of tax losses, goals, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Such forward-looking statements may be identified, without limitation, by use of the words "believes", "anticipates", "expects", "intends", "plans", "estimates" and similar expressions. All such statements represent only current estimates or expectations as to future results and are subject to risks and uncertainties which could cause actual results to materially differ from current estimates or expectations. See "RISK FACTORS THAT MAY AFFECT FUTURE RESULTS."

RESULTS OF NAICC'S OPERATIONS
  The operations of the Company's principal subsidiary, National American Insurance Company of California (NAICC), are primarily in property and casualty insurance.

PROPERTY AND CASUALTY INSURANCE OPERATIONS
  Net premiums earned were $55.4 million, $53.1 million and $36.6 million in 1998, 1997 and 1996, respectively. The increases in net premiums earned were directly related to the change in net written premiums. Net written premiums were $58.9 million, $55.8 million, and $36.1 million in 1998, 1997 and 1996, respectively. The increase in 1998 was primarily attributable to the premium growth in NAICC's automobile programs, which was mainly due to the increased number of commercial automobile agent appointments made during 1997 and 1998 and increased marketing efforts in each of NAICC's branch offices. Net written premiums for workers' compensation in 1998 remained comparable to those for 1997.
  Net investment income was $7.7 million, $9.3 million, and $10.1 million in 1998, 1997 and 1996, respectively. Net investment income has declined as average fixed income invested assets continued to decline in 1998 due in part to the purchase of $20 million of equity securities. As of December 31, 1998 and 1997, the average yield on NAICC's portfolio was 6.7 percent and 6.9 percent, respectively. The estimated average maturity of the portfolio was 4.12 years at December 31, 1998.
  Cash used in operations was $3 million, $9.6 million, and $23.1 million, in 1998, 1997, and 1996, respectively. The cash used in operations in all three years is primarily due to the decline in workers' compensation written premiums while claims from the workers' compensation line, which are generally paid out over several years, continue to be paid and settled. Also adversely affecting cash flow in 1997 was an environmental claim which NAICC settled and paid for $5.9 million, of which $5.3 million was due from reinsurers at the end of 1998. In February 1999, NAICC collected approximately $4 million as partial settlement on the Hughes-Fullerton Claim from certain participants. See Note 6 of the Notes to Consolidated Financial Statements. Overall cash and invested assets, stated at market, were $128.9 million at December 31, 1998 as compared to $134.8 million at December 31, 1997.
  Net losses and loss adjustment expenses (LAE) were $39.1 million, $38.1 million, and $37.1 million in 1998, 1997 and 1996, respectively. The resulting loss and LAE ratios were 70.6 percent, 71.8 percent and 101.3 percent in 1998, 1997 and 1996, respectively. The decrease in the loss and LAE ratio in 1998 and 1997 was due to a continued shift of business to automobile lines which have lower loss and LAE ratios than does workers' compensation. The high percentage of the loss and LAE ratio in 1996 was due primarily to a decision by management of NAICC to strengthen the unpaid losses and allocated loss adjustment expenses
(ALAE) of pre-1980 businesses assumed by NAICC in 1985 and which are in run-off. NAICC increased these run-off claim liabilities by $10 million in 1996. The pre-1980 run-off liabilities include claims relating to environmental clean-up for policies issued prior to 1970. NAICC increased its bulk unpaid liabilities related to these claims, principally the unpaid ALAE, as it had become evident that the legal costs

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                     --------------------------------------
                                   (CONTINUED)

associated with these claims would be significantly greater than previously anticipated. The loss and LAE ratio, exclusive of the additional losses and ALAE associated with NAICC's run-off businesses, was 74 percent in 1996. Net unpaid losses and LAE relating to environmental claims at December 31, 1998 and December 31, 1997 were approximately $10.8 million and $10.9 million respectively.
  Policy acquisition costs were $13.3 million in 1998 and 1997, and $9.9 million in 1996. As a percentage of net premiums earned, policy acquisition expenses were 24.0 percent, 25.1 percent and 27.1 percent in 1998, 1997 and 1996, respectively. Policy acquisition costs include expenses directly related to premium volume (i.e., commissions, premium taxes and state assessments and other underwriting expenses). The decline in the policy acquisition expense ratio in 1998 and 1997 was due primarily to the overall growth in premium volume while other underwriting expenses remained relatively constant.
  General and administrative expenses were $7.3 million, $7.0 million and $6.6 million in 1998, 1997 and 1996, respectively. General and administrative expenses have increased in 1998, in line with the overall premium growth. The increase in 1997 is attributable to the inclusion of twelve months of expenses for Valor Insurance Company, NAICC's subsidiary acquired in June, 1996.
  Policyholder dividends were reduced in 1996 by $4 million as compared to provisions of $471,000 and $467,000 in 1998 and 1997, respectively. The decrease in the policyholder dividend liability in 1996 was due to the decline in workers' compensation premium in California as well as a reduction in the rates at which premiums were written in 1995. As the California workers' compensation premium volume declined, the Board of Directors of NAICC deferred the declaration and payment of California policyholder dividends in the hope that NAICC could increase its volume profitably in the near term. In December, 1996, the Board of Directors of NAICC passed a resolution that it would not pay any further policyholder dividends on California workers' compensation policies written prior to January 1, 1995. This decision was based on the significant decline in premium volume as a result of open rating in California. Management made the decision to allow the workers' compensation premium volume to decline in California rather than compete at rates which management believes are significantly below a level necessary to achieve a profit.
  Combined underwriting ratios were 108.6 percent, 111.0 percent and 136.7 percent in 1998, 1997 and 1996, respectively. The high combined ratio in 1996 was due to the provision for additional losses and ALAE associated with NAICC's run-off business.
  The insurance operations had income from operations of $4.1 million in 1998 as compared to income from operations of $6.3 million in 1997 and a loss from operations of $1.9 million in 1996. The net loss in 1996 was due to the provision for losses and ALAE in the run-off businesses of $10 million. Net income or loss, as the case may be, includes realized gains of $252,000, $2.2 million and $500,000 in 1998, 1997 and 1996, respectively.

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

RESULTS OF DHC'S OPERATIONS

CASH FLOW FROM PARENT-ONLY OPERATIONS

  Operating cash flow of DHC on a parent-only basis is primarily dependent upon the rate of return achieved on its investment portfolio and the payment of general and administrative expenses incurred in the normal course of business. For the years ended December 31, 1998, 1997 and 1996, cash used in parent-only operating activities was $2.2 million, $2.0 million and $3.8 million, respectively. Cash used in operations is pri-

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
marily attributable to the parent-only net loss from operations for each year, adjusted for non-cash charges such as depreciation and amortization, and the operating working capital requirements of the holding company's business. The additional cash used in 1996 was primarily attributable to the payment of expenses related to the terminated proposed merger with Midland Financial Group, Inc. See Note 3 of the Notes to Consolidated Financial Statements. Such payments made during the year ended December 31, 1996 amounted to $1.8 million. The Company also incurred $1.3 million of non-recurring compensation in 1996 of which $820,000 was related to the parent. Of the parent-only expense, $111,000 was paid in 1996, $392,000 was paid in 1997 and $200,000 was paid in 1998. The remaining balance will be paid in 1999. See Note 4 of the Notes to Consolidated Financial Statements. For information regarding the Company's operating subsidiaries' cash flow from operations, see "RESULTS OF NAICC'S OPERATIONS, PROPERTY AND CASUALTY INSURANCE OPERATIONS."

LIQUIDITY AND CAPITAL RESOURCES
  As of December 31, 1998, cash and investments of DHC were approximately $6.8 million. As previously described, the primary use of funds was the payment of general and administrative expenses in the normal course of business. The funds were also used for the payment of 1996 non-recurring compensation. In 1997, DHC received cash in the amount of $671,000 from the exercise of stock options and used cash in the amount of approximately $107,000 for the buyback of stock options.
  DHC's sources of funds are its investments as well as dividends received from its subsidiaries. Various state insurance requirements restrict the amounts that may be transferred to DHC in the form of dividends from its insurance subsidiaries without prior regulatory approval. To the extent that NAICC's unassigned surplus remains negative in 1999, NAICC will not be permitted to pay dividends without prior regulatory approval. See Note 8 of the Notes to Consolidated Financial Statements.
  Current fixed maturity holdings of DHC are in U.S. Treasury obligations and asset-backed securities. For information regarding the Company's operating subsidiaries' liquidity and capital resources, see "RESULTS OF NAICC'S OPERATIONS, LIQUIDITY AND CAPITAL RESOURCES."

THE COMPANY'S INVESTMENTS
  The amount and type of certain of the Company's investments are regulated by California and Montana insurance laws and regulations. The Company's investment portfolio is composed primarily of fixed maturities and is weighted heavily toward investment grade short and medium term securities. The Company does not invest in high yield non-investment grade securities. See Notes 1(B) and 9 of the Notes to Consolidated Financial Statements.
  The following table sets forth a summary of the Company's investment portfolio at December 31, 1998, by investment grade (dollars in thousands):

                                          Cost      Fair Value
--------------------------------------------------------------
Investment by investment grade:
Fixed maturities
  U.S. Government/Agency..............  $ 35,583     $ 36,404
  Mortgage-backed.....................    47,352       47,821
  Corporates (AAA to A)...............    27,190       28,436
  Corporates (BBB)....................     2,006        2,022
                                        ---------------------
    Total fixed maturities............   112,131      114,683
Equity securities.....................    20,129       16,889
                                        ---------------------
    Total.............................  $132,260     $131,572
                                        =====================

  During 1998, NAICC purchased $20 million in equity securities. The following table sets forth a summary NAICC's equity securities portfolio at December 31, 1998 (dollars in thousands):

                                          Cost      Fair Value
---------------------------------------------------------------
Equity securities by type:
  U.S. domestic securities............   $ 9,636      $ 7,400
  Foreign securities..................    10,493        9,489
                                         --------------------
    Total equity securities...........   $20,129      $16,889
                                         ====================
MARKET RISK
  The Company's objectives in managing its investment portfolio are to maximize investment income and investment returns while minimizing overall credit risk. Investment strategies are developed based on many factors including underwriting results, overall tax position, regulatory requirements, and fluctuations in interest rates. Investment decisions are made by management and approved by the Board of Directors. Market risk represents the potential for loss due to adverse changes in the fair value of securities. The market risks related to the Company's fixed maturity portfolio are primarily interest rate risk and prepayment risk. The market risks related to the Company's equity portfolio are foreign currency risk and equity price risk.

RISKS RELATED TO FIXED MATURITIES
  Interest rate risk is the price sensitivity of fixed maturities to changes in interest rates. Management views these potential changes in price within the overall context of asset and liability matching. Management estimates the payout patterns of the Company's liabilities, primarily loss reserves, to determine their duration. Management sets duration targets for the Company's fixed income portfolio after consideration of the duration of its

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                     --------------------------------------
                                   (CONTINUED)

liabilities, which management believes mitigates the overall interest rate risk.

  Fixed maturities of the Company include Mortgage-Backed Securities (MBS) representing 41.7 percent and 41.8 percent of total fixed maturities at December 31, 1998 and December 31, 1997, respectively. All MBS held by the Company are issued by the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC), which are both rated Aaa by Moody's Investors Services. Both FNMA and FHLMC are corporations that were created by Acts of Congress. FNMA and FHLMC guarantee the principal balance of their securities. FNMA guarantees timely payment of principal and interest.
  One of the risks associated with MBS is the timing of principal payments on the mortgages underlying the securities. The principal an investor receives depends upon amortization schedules and the termination pattern (resulting from prepayments or defaults) of the individual mortgages included in the underlying pool of mortgages. The principal is guaranteed but the yield and cash flow can vary depending on the timing of the repayment of the principal balance. Securities that have an amortized cost greater than par, which are backed by mortgages that repay faster (or slower) than expected, will incur a decrease (or increase) in yield. Those securities that have an amortized cost lower than par that repay faster (or slower) than expected will generate an increase (or decrease) in yield. The degree to which a security is susceptible to changes in yield is influenced by the difference between its amortized cost and par, the relative sensitivity to repayment of the underlying mortgages backing the securities in a changing interest rate environment, and the repayment priority of the securities in the overall securitization structure. The Company attempts to limit repayment risk by purchasing MBS whose costs are below or do not significantly exceed par, and by primarily purchasing structured securities with repayment protection to provide a more certain cash flow to the investor. There are various types of bonds that may comprise a MBS and they can have differing interest rates and maturities, as well as priorities to the cash flows of the underlying mortgages or assets. MBS with sinking fund schedules are known as Planned Amortization Classes (PAC) and Targeted Amortization Classes (TAC). The structures of PACs and TACs attempt to increase the certainty of the timing of prepayment and thereby minimize the prepayment and interest rate risk.
  MBS, as well as callable bonds, have a greater sensitivity to market value declines in a rising interest rate environment than to market value increases in a declining interest rate environment. This is primarily due to the ability and the incentive of the payor to prepay the principal or the issuer to call the bond in a declining interest rate scenario.
  NAICC's MBS by type of instrument are as follows
(in thousands):
                             1998                 1997
                      ----------------------------------------
                      AMORTIZED   PERCENT   Amortized  Percent
                        COST     OF TOTAL     Cost    of Total
--------------------------------------------------------------
Non-PAC/TAC.........    $21,474       45%     $18,627      32%
PAC/TAC.............     25,878       55%      39,745      68%
                       ---------------------------------------
                        $47,352      100%     $58,372     100%
                       =======================================

  The following table provides information about the Company's fixed maturity investments at December 31, 1998 that are sensitive to changes in interest rates. The table presents expected cash flows of principal amounts and related weighted average interest rate by expected maturity dates. The expected maturity date for other than mortgage-backed securities is the earlier of call date or maturity date, and for mortgage-backed securities is based on expected payment patterns. Actual cash flows could differ, and potentially materially differ from expected amounts considering the weighting of the Company's portfolio towards mortgage-backed securities.

                                                                                                            There-
(IN THOUSANDS)                            1999         2000          2001         2002         2003         after        Total
--------------------------------------------------------------------------------------------------------------------------------
U.S. Government/Agency                  $17,587       $2,708        $5,670       $1,945         $900       $6,772      $35,582
  Average interest rate                   6.06%        6.19%         7.14%       10.30%        9.25%        8.35%
Mortgage-backed                             558        3,272         5,049        2,548        4,034       31,892       47,353
  Average interest rate                   6.98%        6.93%         7.21%        6.79%        6.86%        6.90%
Corporates (AAA to A)                                    100         2,290        3,659        5,100       16,041       27,190
  Average interest rate                                5.25%         8.85%        6.91%        6.23%        6.54%
Corporates (BBB)                          2,006                                                                          2,006
  Average interest rate                  10.13%
                                        ----------------------------------------------------------------------------------------
Total                                   $20,151       $6,080       $13,009       $8,152      $10,034      $54,705     $112,131
                                        ========================================================================================

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

Management believes that the interest and prepayment risks generally inherent in the Company's fixed maturity portfolio are not significant at December 31, 1998.

RISKS RELATED TO EQUITY SECURITIES
  The increase in the equity portfolio during 1998 was done to diversify NAICC's investments. After consideration of NAICC's relatively conservative ratios measuring its capital adequacy noted above, management believed additional diversification was warranted.
  Since the portfolio includes both domestic and foreign securities, the portfolio is subject to foreign currency risk. Foreign currency risk is the sensitivity to exchange rate fluctuations of the market value and investment income related to foreign denominated financial instruments. At December 31, 1998, NAICC held approximately $10.3 million of yen denominated equity securities. See Note 10 of the Notes to Consolidated Financial Statements. In order to mitigate the risk of significant adverse currency exchange rate fluctuations, NAICC purchased a foreign currency option that hedges the foreign currency risk beyond a strike price of 142.8 yen to the dollar. As of December 31, 1998, the yen to dollar exchange rate was approximately 113.5. Management believed that this hedge instrument was prudent to mitigate volatility in foreign exchange rates.
  Equity price risk is the potential loss arising from changes in the value of equity securities. Typically, equity securities have more year-to-year price volatility than medium term investment grade fixed maturity instruments.
  The foreign currency and equity price risks inherent in the equity portfolio are subject to several factors beyond the control of management. Although management has employed what it believes to be appropriate instruments to mitigate those risks, there can be no assurance that the future price fluctuations would not be material.

ECONOMIC CONDITIONS
  The operating results of a property and casualty insurer are influenced by a variety of factors including general economic conditions, competition, regulation of insurance rates, weather, and frequency and severity of losses. The markets in which NAICC operates have experienced periods of rate adequacy followed by increased competition and rate inadequacy. The general economic conditions in California, where NAICC writes approximately 74 percent of its current business, are currently favorable.
  The competition, rate regulation and loss experience in the automobile markets are currently such that NAICC is able to write its premium volume profitably. As part of Proposition 103, the California Department of Insurance issued new regulations for private passenger automobile rates requiring that the three mandatory rating factors of (1) driving safety record, (2) number of miles driven annually, and (3) years of driving experience have the first, second and third greatest weights, respectively. Geographic location and other characteristics may still be used as optional rating factors; however, the combined weight of all such optional rating factors may not be greater than the third mandatory rating factor of years of driving experience. Previously, insurers could use geographic location as the primary rating factor. NAICC has made the appropriate modifications to its rating plans in order to comply with the latest regulations.
  The California workers' compensation market, where NAICC had historically written a significant amount of its premium, continues to be very price competitive. Workers' compensation premium volume has continued to decline as competitors continue to price policies at rates well below a level necessary to achieve an underwriting profit.

AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS
  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"("FAS 133"). FAS 133 is effective for fiscal years beginning after June 15, 1999 and establishes standards for the reporting for derivative instruments. It requires changes in the fair value of a derivative instrument and the changes in fair value of the assets or liabilities hedged by that instrument to be included in income. To the extent that the hedge transaction is effective, income is equally offset by both investments. Currently the changes in fair value of derivative instruments and hedged items are reported in net unrealized gain (loss) on securities. The Company has not adopted FAS 133. However, the effect of adoption on the consolidated financial statements at December 31, 1998 would not be material.
  During 1998, the Company adopted the following new standards: FAS Statement 130, "Reporting Comprehensive Income" ("FAS 130"); FAS Statement 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"); and FAS Statement 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132").
  FAS 130 establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized capital gains or losses on available-for-sale securities and foreign currency translation adjustments. Comprehensive income is disclosed in the Consolidated Statement of Stockholders' Equity. FAS

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS
         -------------------------------------------------------------
                                  (CONTINUED)

131 redefines how reportable segments are determined and requires disclosure of certain financial and descriptive information about a company's reportable segments. The Company views its operations as one segment consisting of Property and Casualty operations. FAS 132 alters disclosure requirements regarding pensions and other postretirement benefits in the financial statements of employers who sponsor such benefit plans. The revised disclosure requirements are designed to provide additional information to assist readers in evaluating future costs related to such plans. The required pension disclosures are included in Note 13 of the Notes to Consolidated Financial Statements. As each of these new standards only requires additional disclosure information in the consolidated financial statements, they do not affect the Company's consolidated financial position or results of operations.

YEAR 2000 COMPLIANCE
  The Company has undertaken a review of its systems for year 2000 compliance at both the holding company and subsidiary levels. DHC has completed an assessment of its hardware and software systems and has contacted the third party vendors that it believes are critical to its operations. DHC has developed a budget for bringing its systems into compliance and does not anticipate that it will be required to make material expenditures. Although DHC expects that it will be year 2000 compliant prior to the end of 1999 and has received assurances from its third party vendors that they will be year 2000 compliant, DHC is currently developing a contingency plan in the event that those assumptions are incorrect.
  NAICC is highly dependent on electronic data processing and information systems in its operations. NAICC believes that its hardware and operating system software are year 2000 compliant. All non-insurance applications (e.g., e-mail software, accounting software, and report archiving software) are expected to be upgraded and year 2000 compliant by the second quarter of 1999.
  NAICC has identified the third parties material to its operations and is continuing to monitor and, in the case of certain material third parties, has been able to test its interface to the external systems of its third-party business associates and believes that they are year 2000 compliant.
  NAICC believes that it does not currently issue any insurance policies with coverage under which claims for year 2000 related losses or damages could be successfully asserted. Management does not believe that material risk exists that such claims will be made on previous policies.
  NAICC is utilizing internal and external resources to meet its deadlines for year 2000 modifications. The costs of year 2000 related efforts were $200,000 for the year ended December 31, 1998. Remediation costs are expected to total $150,000 during 1999. Due to the complexities of estimating the cost of modifying all applications to become year 2000 compliant and the difficulties in assessing third-party vendor's ability to become year 2000 compliant, estimates are subject to and are likely to change.
  The management of NAICC believes that its electronic data processing and information systems will be year 2000 compliant. However, should any material system fail to correctly process information due to the century change, operations could be interrupted and this could have a material adverse effect on NAICC's results of operations.

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

4. Unpaid losses and loss adjustment expenses ("LAE") are based on estimates of reported losses, historical Company experience of losses reported by reinsured companies for insurance assumed from such insurers, and estimates based on historical Company and industry experience for unreported claims. Such liability is, by necessity, based upon estimates which may change in the near term, and there can be no assurance that the ultimate liability will not exceed, or even materially exceed, such estimates.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                         ------------------------------

                                                                                             For the years ended December 31,
                                                                                           ----------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)                                                1998            1997          1996
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES:
  Gross premiums earned...............................................................     $65,861        $64,745       $ 52,066
  Ceded premiums earned...............................................................     (10,450)       (11,676)       (15,441)
                                                                                           ----------------------------------------
  Net premiums earned.................................................................      55,411         53,069         36,625
  Net investment income...............................................................       8,174          9,810         10,655
  Net realized investment gains.......................................................         252          2,174            499
  Other income........................................................................         907            693            925
                                                                                           ----------------------------------------
    TOTAL REVENUES....................................................................      64,744         65,746         48,704
                                                                                           ----------------------------------------
LOSSES AND EXPENSES:
  Gross losses and loss adjustment expenses...........................................      45,559         49,350         53,697
  Ceded losses and loss adjustment expenses...........................................      (6,428)       (11,268)       (16,598)
                                                                                           ----------------------------------------
  Net losses and loss adjustment expenses.............................................      39,131         38,082         37,099
  Policyholder dividends..............................................................         471            467         (4,000)
  Policy acquisition expenses.........................................................      13,300         13,341          9,907
  Expenses in connection with terminated proposed acquisition.........................          --             --          1,849
  Nonrecurring compensation...........................................................          --             --          1,272
  General and administrative expenses.................................................       9,508          9,220          8,799
                                                                                           ----------------------------------------
    TOTAL LOSSES AND EXPENSES.........................................................      62,410         61,110         54,926
                                                                                           ----------------------------------------
Income (loss) from continuing operations before provision for income tax .............       2,334          4,636         (6,222)
Income tax provision..................................................................          33             47             18
                                                                                           ----------------------------------------
Income (loss) from continuing operations .............................................       2,301          4,589         (6,240)
Discontinued operations:
  Net loss from operations............................................................          --             --           (633)
  Loss on disposal....................................................................          --             --         (1,246)
                                                                                           ----------------------------------------
NET INCOME (LOSS).....................................................................     $ 2,301        $ 4,589       $ (8,119)
                                                                                           ========================================

BASIC EARNINGS (LOSS) PER SHARE OF COMMON STOCK:
Income (loss) from continuing operations..............................................     $  0.15         $ 0.30       $  (0.41)
Discontinued operations:
  Loss from operations................................................................          --             --          (0.04)
  Loss on disposal....................................................................          --             --          (0.08)
                                                                                           ----------------------------------------
NET INCOME (LOSS) ....................................................................     $  0.15         $ 0.30       $  (0.53)
                                                                                           ========================================

DILUTED EARNINGS (LOSS) PER SHARE OF COMMON STOCK:
Income (loss) from continuing operations..............................................     $  0.14         $ 0.28       $  (0.41)
Discontinued operations:
  Loss from operations................................................................          --             --          (0.04)
  Loss on disposal....................................................................          --             --          (0.08)
                                                                                           ----------------------------------------
NET INCOME (LOSS) ....................................................................     $  0.14         $ 0.28       $  (0.53)
                                                                                           ========================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                             -----------------------

                                                                                                               December 31,
                                                                                                         --------------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)                                                     1998            1997
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS:
  Fixed maturities at fair value (Cost: $112,131 and $139,089)......................................     $114,683       $140,899
  Equity securities at fair value (Cost: $20,129 and $363)..........................................       16,889            813
  Short term investments, at cost which approximates fair value.....................................        3,287          1,111
                                                                                                         --------------------------
      TOTAL INVESTMENTS.............................................................................      134,859        142,823
  Cash..............................................................................................          870            707
  Accrued investment income.........................................................................        1,427          2,006
  Premiums and fees receivable, net of allowances of $136 and $179..................................        9,972          5,438
  Reinsurance recoverable on paid losses, net of allowances of $374 and $374........................        7,714          8,523
  Reinsurance recoverable on unpaid losses, net of allowances of $559 and $499......................       18,187         20,185
  Prepaid reinsurance premiums......................................................................        1,668          1,681
  Property and equipment, net of accumulated depreciation of $8,322 and $7,690......................        1,930          2,499
  Deferred acquisition costs........................................................................        2,381          1,550
  Other assets......................................................................................        1,887          2,361
                                                                                                         --------------------------
      TOTAL ASSETS..................................................................................     $180,895       $187,773
                                                                                                         ==========================

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Unpaid losses and loss adjustment expenses........................................................     $ 95,653       $105,947
  Unearned premiums.................................................................................       13,705         10,249
  Policyholder dividends............................................................................          181            411
  Reinsurance premiums payable......................................................................        2,143          1,244
  Funds withheld on ceded reinsurance...............................................................        1,442          1,254
  Other liabilities.................................................................................        4,498          4,748
                                                                                                         --------------------------
      TOTAL LIABILITIES.............................................................................      117,622        123,853
  Preferred Stock ($0.10 par value; authorized 10,000,000 shares;
    none issued and outstanding)....................................................................           --             --
  Common Stock ($0.10 par value; authorized 20,000,000 shares;
    issued 15,586,994 shares; outstanding 15,576,276 shares and 15,576,287 shares)..................        1,559          1,559
  Additional paid-in capital........................................................................       46,673         46,673
  Accumulated other comprehensive income (loss).....................................................         (688)         2,260
  Retained earnings.................................................................................       15,795         13,494
  Treasury stock (Cost of 10,718 shares and 10,707 shares)..........................................          (66)           (66)
                                                                                                         --------------------------
      TOTAL STOCKHOLDERS' EQUITY....................................................................       63,273         63,920
                                                                                                         --------------------------
Commitments and contingencies
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY....................................................     $180,895       $187,773
                                                                                                         ==========================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                                                For the years ended December 31,
                                                                 ----------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)                                 1998                  1997                1996
---------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
  Balance, beginning of year..................................     $ 1,559               $ 1,537              $ 1,537
  Exercise of options to purchase Common Stock................          --                    22                   --
                                                                 ---------             ---------            ---------
  Balance, end of year........................................       1,559                 1,559                1,537
                                                                 ---------             ---------            ---------
ADDITIONAL PAID-IN CAPITAL
  Balance, beginning of year..................................      46,673                46,131               46,131
  Exercise of options to purchase Common Stock................          --                   649                   --
  Retirement of stock options.................................          --                  (107)                  --
                                                                 ---------             ---------            ---------
  Balance, end of year........................................      46,673                46,673               46,131
                                                                 ---------             ---------            ---------
RETAINED EARNINGS
  Balance, beginning of year..................................      13,494                 8,905               17,024
  Net income (loss)...........................................       2,301     $2,301      4,589     $4,589    (8,119)   $(8,119)
                                                                 ---------     ------  ---------     ------  --------     ------
  Balance, end of year........................................      15,795                13,494                8,905
                                                                 ---------             ---------            ---------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
  Balance, beginning of year..................................       2,260                 2,346                5,195
  Net unrealized gain (loss) on available-for-sale securities
    ($(2,948), $(86), and $(2,849) pre-tax, in 1998, 1997, and
    1996 respectively)(1).....................................                 (2,948)                  (86)              (2,849)
                                                                               ------                ------              -------
  Other comprehensive income..................................      (2,948)    (2,948)       (86)       (86)   (2,849)    (2,849)
                                                                 ---------     ------  ---------     ------  --------     ------
  Total comprehensive income..................................                 $ (647)               $4,503             $(10,968)
                                                                               ======                ======             ========

  Balance, end of year........................................        (688)                2,260                2,346
                                                                 ---------             ---------            ---------
TREASURY STOCK
  Balance, beginning and end of year..........................         (66)                  (66)                 (66)
                                                                 ---------             ---------            ---------
      Total stockholders' equity..............................     $63,273               $63,920              $58,853
                                                                 =========             =========            =========

-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, SHARES
  Balance, beginning of year..................................  15,586,994            15,370,894           15,370,894
  Exercise of options to purchase Common Stock................          --               216,100                   --
                                                                 ---------             ---------            ---------
  Balance, end of year........................................  15,586,994            15,586,994           15,370,894
                                                                ==========            ==========           ==========
TREASURY STOCK, SHARES
  Balance, beginning of year..................................      10,707                10,656               10,639
  Purchased during year.......................................          11                    51                   17
                                                                 ---------             ---------            ---------
  Balance, end of year........................................      10,718                10,707               10,656
                                                                 =========             =========            =========

------------------------------
(1) Disclosure of reclassification amount
                                              1998        1997       1996
                                             ------      ------    ------
  Unrealized holding losses
    Arising during the period                $(3,200)    $(2,260)  $(3,348)
  Less: reclassification adjustment
    for net gains included in net income         252       2,174       499
                                             -------     -------   -------
Net unrealized losses on securities          $(2,948)    $   (86)  $(2,849)

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       ----------------------------------

                                                                                             For the years ended December 31,
                                                                                          --------------------------------------
(IN THOUSANDS)                                                                               1998          1997           1996
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income (loss) from continuing operations............................................    $  2,301       $  4,589       $ (6,240)
  Adjustments to reconcile income (loss) from continuing operations to net cash used in operating activities:
      Net realized investment gains...................................................        (252)        (2,174)          (499)
      Depreciation and amortization...................................................         855            905            920
      Change in accrued investment income.............................................         579            391            412
      Change in premiums and fees receivable..........................................      (4,534)           159          3,504
      Change in reinsurance recoverables..............................................         809         (5,452)        (1,065)
      Change in reinsurance recoverable on unpaid losses .............................       1,998          3,361         (1,155)
      Change in prepaid reinsurance premiums..........................................          13            736             80
      Change in deferred acquisition costs............................................        (831)          (593)            97
      Change in unpaid losses and loss adjustment expenses............................     (10,294)       (14,704)       (18,886)
      Change in unearned premiums.....................................................       3,456          1,955           (569)
      Change in policyholder dividends payable........................................        (230)             4         (4,257)
      Change in reinsurance payables and funds withheld...............................       1,087           (746)          (382)
      Other, net......................................................................        (127)           (14)         1,091
                                                                                          --------------------------------------
        Net cash used in operating activities.........................................      (5,170)       (11,583)       (26,949)
                                                                                          --------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales:
    Fixed income maturities available-for-sale........................................       3,412            951         12,668
    Equity securities.................................................................         240          2,159            351
  Investments, matured or called:
    Fixed income maturities available-for-sale........................................      52,338         23,002         29,821
  Investments purchased:
    Fixed income maturities available-for-sale........................................     (28,408)       (19,664)       (19,463)
    Equity securities.................................................................     (19,952)          (129)            --
  Acquisition of Valor Insurance Company (net of cash
    and short-term investments of $1,461).............................................          --             --         (1,450)
  Net proceeds from sale of Danielson Trust Company...................................          --             --          2,968
  Purchases of property and equipment.................................................        (127)          (165)           (32)
  Proceeds from sale of property and equipment........................................           6             --             86
                                                                                          --------------------------------------
        Net cash provided by investing activities.....................................       7,509          6,154         24,949
                                                                                          --------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Retirement of stock options.........................................................          --           (107)            --
  Proceeds from exercise of options to purchase
    Common Stock......................................................................          --            671             --
                                                                                          --------------------------------------
        Net cash provided by financing activities.....................................          --            564             --
                                                                                          --------------------------------------
Net cash provided by (used in) continuing operations..................................       2,339         (4,865)        (2,000)
Net cash used in discontinued operations..............................................          --             --           (120)
                                                                                          --------------------------------------
Net increase (decrease) in cash and short term investments............................       2,339         (4,865)        (2,120)
Cash and short term investments at beginning of year..................................       1,818          6,683          8,803
                                                                                          --------------------------------------
Cash and short term investments at end of year........................................    $  4,157       $  1,818       $  6,683
                                                                                          ======================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          ---------------------------
                        DECEMBER 31, 1998, 1997, AND 1996


1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FORMATION AND ORGANIZATION
  Danielson Holding Corporation ("DHC") is a holding company organized under the General Corporation Law of the State of Delaware. DHC owns all of the voting stock of Mission American Insurance Company ("MAIC"). MAIC owns 100 percent of the voting stock of KCP Holding Company ("KCP"). KCP owns 100 percent of the common stock of National American Insurance Company of California, DHC's principal operating insurance subsidiary, which owns 100 percent of the common stock of Danielson Insurance Company, Danielson National Insurance Company, and Valor Insurance Company, Incorporated ("Valor") (National American Insurance Company of California and its subsidiaries being collectively referred to as "NAICC"). See also Note 2 "ACQUISITION OF VALOR INSURANCE COMPANY." In March 1993, DHC acquired 100 percent of the common stock of Danielson Trust Company ("Danielson Trust"). On December 31, 1996, DHC sold 100 percent of the common stock of Danielson Trust. See also Note 5 "DISCONTINUED OPERATIONS."
  The operations of DHC's primary insurance subsidiary, NAICC, are in property and casualty insurance. NAICC writes workers' compensation and commercial non-standard automobile insurance in the western United States, primarily
California. NAICC writes approximately 74 percent of its insurance in California. For the years ended December 31, 1998, 1997 and 1996, private passenger automobile direct written premiums, representing 44 percent, 59 percent and 55 percent, respectively, of total direct written premiums were produced through one general agent of NAICC.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF PRESENTATION
  The accompanying Consolidated Financial Statements of DHC and subsidiaries (collectively with DHC, the "Company") have been prepared in accordance with generally accepted accounting principles. All material transactions among consolidated companies have been eliminated.

B. INVESTMENTS
  The Company classifies its debt and equity securities in one of three categories: trading, available-for-sale or held- to-maturity. Securities which are classified as "trading" are bought and held principally for sale in the near term. Securities which are classified as "held-to-maturity" are securities which the Company has the ability and intent to hold until maturity. All other securities, which are not classified as either trading or held-to-maturity, are classified as "available-for-sale."
  Fixed maturities classified as available-for-sale are recorded at fair value. Fixed maturities classified as held-to-maturity are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Amortization and accretion of premiums and discounts on collateralized mortgage obligations are adjusted for principal paydowns and changes in expected maturities. Net unrealized gains or losses on fixed maturities classified as available-for-sale are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity until realized. No deferred tax liability has been provided for unrealized appreciation due to the anticipated availability of the Company's net operating tax loss carryforwards, and other various deferred tax assets.
  A decline in the market value of any security below cost which is deemed to be other than temporary is charged to earnings, resulting in the establishment of a new cost basis for such security.
  Premiums and discounts of fixed maturities are amortized or accreted based on the effective interest method. Dividend and interest income are recognized when earned. The cost of securities sold is determined using the specific identification method.
  Equity securities are stated at fair value, and any increase or decrease from cost is reported as accumulated other comprehensive income (loss) in stockholders' equity as unrealized gain or loss.
  Short term investments are stated at cost which approximates fair value. Investments having an original maturity of three months or less from the time of purchase have been classified as "short term investments."

C. REVENUE RECOGNITION
  Earned premium income is recognized ratably over the contract period of an insurance policy. A liability is established for unearned insurance premiums representing the portion of premiums received that is applicable to the unexpired terms of policies in force. Premiums earned include an estimate for earned but unbilled premiums. Premiums earned but unbilled and included in premiums receivable were $1.5 million and $1.2 million at December 31, 1998 and 1997, respectively.

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

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 1998, 1997, AND 1996
                                   (CONTINUED)


LAE incurred to date. However, such liability is, by necessity, based upon estimates, which may change in the near term, and there can be no assurance that the ultimate liability will not exceed, or even materially exceed, such estimates. See Note 7 "UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES."

E. REINSURANCE
  In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events which cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers.
  The Company accounts for its reinsurance contracts which provide indemnification by reducing premiums earned by the amounts paid to the reinsurer and establishing recoverable amounts for paid and unpaid losses and LAE ceded to the reinsurer. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Contracts pursuant to which it is not reasonably possible that the reinsurer may realize a significant loss from the insurance risk generally do not meet conditions for reinsurance accounting and are accounted for as deposits. For the years ended December 31, 1998 and 1997, the Company had no reinsurance contracts which were accounted for as deposits. See Note 6 "REINSURANCE."

F. DEFERRED ACQUISITION COSTS
  Deferred acquisition costs, consisting principally of commissions and premium taxes paid at the time of issuance of a policy, are deferred and amortized over the period during which the related premiums are earned. Deferred acquisition costs are limited to the estimated future profit, based on the anticipated losses and LAE (based on historical experience), maintenance costs, policyholder dividends, and anticipated investment income. The amortization of deferred acquisition costs charged to operations in 1998, 1997 and 1996 was $9.9 million, $10.1 million and $6.2 million, respectively.

G. POLICYHOLDER DIVIDENDS
  Policyholder dividends represent management's estimate of amounts to be paid on participating policies which share in positive underwriting results, based on the type of policy plan. Participating policies represent approximately 8 percent, 10 percent and 6 percent of workers' compensation direct written premiums for the years ended December 31, 1998, 1997 and 1996, respectively. An estimated provision for policyholder dividends is accrued during the period in which the related premium is earned. These estimated dividends do not become legal liabilities unless and until declared by the Board of Directors of NAICC. No dividends were declared and unpaid as of December 31, 1998.

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

I. INCOME TAXES
  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis thereof. Deferred tax assets and liabilities are measured using enacted tax rates which are expected to apply to taxable income in the years in which those temporary differences are anticipated to be recovered or settled, and are limited, through a valuation allowance, to the amount realizable. See Note 12 "INCOME TAXES."

J. PER SHARE DATA
  Per share data is based on the weighted average number of shares of common stock of DHC, par value $0.10 per share ("Common Stock") outstanding during each year. Diluted earnings per share computations, as calculated under the treasury stock method, include the average number of shares of additional outstanding Common Stock issuable for stock options, whether or not currently exercisable. Such average shares were 16,006,708 and 16,194,180 for the years ended December 31, 1998 and 1997, respectively. Loss per share and basic earnings per share are calculated using only the average number of outstanding shares of Common Stock and disregarding the average number of shares issuable for stock options. Such average shares outstanding were 15,576,281, 15,481,041, and 15,360,250 for the years ended December 31, 1998, 1997 and 1996, respectively.

K. FAIR VALUE OF FINANCIAL INSTRUMENTS
  The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of the Company's cash and short term investments approximate fair value because of the short term maturity of those investments. The fair values of the Company's debt security instruments and equity security investments are based on quoted market prices as of December 31, 1998. The fair value of all

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES other financial instruments approximates their respective carrying value. See
Note 9 "INVESTMENTS."

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

M. STOCK INCENTIVE COMPENSATION PLANS
  The Company measures stock-based compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion 25. Accordingly, the Company discloses pro forma net income and earnings per share as if the fair value based method of accounting prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" had been applied. See Note 13 "Employee Benefit and Stock Option Plans."

N. RECLASSIFICATIONS
  Certain reclassifications have been made to prior years' amounts to conform to the current year's presentation.

2) ACQUISITION OF VALOR INSURANCE COMPANY

  On June 24, 1996, NAICC completed the acquisition of 100% of the outstanding common stock of Valor Insurance Company, Incorporated ("Valor") for $2.9 million in cash. Valor is a property and casualty insurance company domiciled in the state of Montana and writes workers' compensation insurance in Montana. The acquisition of Valor has been accounted for as a purchase. The purchase price was allocated to the identifiable net assets of Valor based upon the estimated relative fair values thereof. In connection with the acquisition, NAICC acquired net assets with a fair value of approximately $1.1 million, resulting in $1.8 million of cost in excess of net assets acquired. This amount, which is included in other assets at December 31, 1998, is being amortized over 10 years.


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

5) DISCONTINUED OPERATIONS

  On December 31, 1996, DHC sold 100% of the common stock of Danielson Trust to North American Trust Company for $3 million in cash. The sale resulted in a loss of $1.2 million.
  Trust and Fiduciary Services constituted a separate segment of the Company and as a result, the net loss and loss on disposal of Danielson Trust are reported herein as discontinued operations. Summarized operating results of Danielson Trust are as follows (dollars in thousands):
                                             For the year ended
                                                December 31,
                                             ------------------
                                                   1996
------------------------------------------------------------------
Revenues................................         $3,493
General and administrative expenses.....          4,126
                                             ---------------------
Net loss................................         $ (633)
                                             =====================


6) REINSURANCE

  Reinsurance is the transfer of risk, by contract, from one insurance company to another for consideration (premium). Reinsurance contracts do not relieve an insurance company of its obligations to policyholders. The failure of reinsurers to honor their obligations could result in losses to NAICC; consequently, allowances are established for amounts which are

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 1998, 1997, AND 1996
                                   (CONTINUED)


deemed uncollectable. NAICC evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.
  NAICC cedes reinsurance on an excess of loss basis for workers' compensation risks in excess of $500,000 and generally for all other risks in excess of $150,000 prior to January 1, 1998 and $250,000 thereafter. In 1996, NAICC also ceded 50 percent of its private passenger automobile business on a quota share basis. Effective January 1, 1997, the quota share agreement was amended to reduce the cessation rate to 25 percent. It was further reduced to 10 percent effective January 1, 1999. The effect of reinsurance on premiums written reflected in the Company's Consolidated Financial Statements is as follows (dollars in thousands):

                              For the years ended December 31,
                              --------------------------------
                                 1998       1997       1996
--------------------------------------------------------------
Direct......................   $ 69,318   $ 66,700   $ 51,201
Ceded.......................    (10,438)   (10,940)   (15,065)
                               -------------------------------
Net premium.................   $ 58,880   $ 55,760   $ 36,136
                               ===============================

  In 1997, NAICC paid $5.9 million in losses and loss adjustment expenses relating to an environmental claim filed by Hughes Aircraft (the "Hughes-Fullerton Claim"). The Hughes-Fullerton Claim alleged that environmental damage occurred continuously over a period of many years. NAICC assumed certain policyholder obligations of a general liability policy issued to Hughes Aircraft for three of those years. The Hughes-Fullerton Claim liability is reinsured under various contracts involving numerous reinsurance companies under which NAICC ceded $5.3 million, all of which has been disputed by the reinsurers. NAICC has arbitration and litigation proceedings pending at December 31, 1998. The dispute related to this submission centers on the allocation of occurrences and coverages. In February 1999, NAICC collected approximately $4 million as partial settlement on the Hughes-Fullerton Claim from certain participants. NAICC believes that the ultimate disposition of these proceedings will not have an adverse impact on the financial condition of the Company.
  As of December 31, 1998, General Reinsurance Corporation ("GRC"), American Reinsurance Company ("ARC") and Lloyd's of London ("Lloyd's") were the only reinsurers that comprised more than 10 percent of NAICC's reinsurance recoverable on paid and unpaid claims. NAICC monitors all reinsurers, by reviewing A.M. Best reports and ratings, information obtained from reinsurance intermediaries and analyzing financial statements. At December 31, 1998, NAICC had reinsurance recoverables on paid and unpaid claims of $6.1 million, $6.3 million and $7.5 million from GRC, ARC and Lloyd's, respectively. Both GRC and ARC had an A.M. Best rating of A+ or better.

7) UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

  The following chart summarizes the activity in NAICC's liability for unpaid losses and LAE during the three most recent fiscal years (dollars in thousands):

                              For the years ended December 31,
                              ---------------------------------
                               1998        1997        1996
---------------------------------------------------------------
Net unpaid losses and
  LAE at January 1........    $ 85,762     $97,105   $116,294
Net unpaid losses acquired
  with Valor..............          --          --        403
                              ---------------------------------
                                85,762      97,105    116,697
                              ---------------------------------
Incurred related to:
  Current year............      39,131      37,142     26,979
  Prior years.............          --         940     10,120
                              ---------------------------------
Total incurred............      39,131      38,082     37,099
                              ---------------------------------
Paid related to:
  Current year............     (16,169)    (13,729)   (10,559)
  Prior years.............     (31,258)    (35,696)   (46,132)
                              ---------------------------------
Total paid................     (47,427)    (49,425)   (56,691)
                              ---------------------------------
Net unpaid losses and
  LAE at December 31......      77,466      85,762     97,105
Plus: reinsurance
  recoverables............      18,187      20,185     23,546
                              ---------------------------------
Gross unpaid losses and
  LAE at December 31......    $ 95,653    $105,947   $120,651
                              =================================


  The losses and LAE incurred related to prior years is attributable to claims from businesses which are in run- off. In 1996, NAICC strengthened the unpaid losses and allocated loss adjustment expenses ("ALAE") of pre-1980 businesses assumed by NAICC in 1985 and which are in run-off. NAICC increased these run-off claim liabilities by $10 million. The pre-1980 run-off liabilities include claims relating to environmental clean-up for policies issued prior to 1970. NAICC increased its bulk unpaid liabilities related to these claims, principally the unpaid ALAE, as it has become evident that the legal costs associated with these claims would be significantly greater than previously anticipated. The principal exposure from these claims arises from direct excess and primary policies of businesses in run-off, the obligations of which were assumed by NAICC. These excess and primary claims are relatively few in number and have policy limits of between $50,000 and $1,000,000, with reinsurance generally above $50,000. NAICC also has environmental claims primarily associated with participation in excess of loss reinsurance contracts assumed by NAICC. These rein-

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES surance contracts have relatively low limits, generally less than $25,000, and estimates of unpaid losses are based on information provided by the primary insurance company.
  The unpaid losses and LAE related to environmental cleanup is established based upon facts currently known and the current state of the law and coverage litigation. Liabilities are estimated for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific contract of insurance or reinsurance and management can reasonably estimate its liability. Liabilities for unknown claims and development of reported claims are included in NAICC's bulk unpaid losses. The liability for the development of reported claims is based on estimates of the range of potential losses for reported claims in the aggregate as well as currently established case estimates and industry development factors for reported claims. Estimates of liabilities are reviewed and updated continually and there is the potential that NAICC's exposure could be materially in excess of amounts which are currently recorded. However, management does not expect that liabilities associated with these types of claims will result in a material adverse effect on future liquidity or financial position. Liabilities such as these are based upon estimates and there can be no assurance that the ultimate liability will not exceed, or even materially exceed, such estimates.
  NAICC is involved in litigation related to certain environmental claims which have some significant uncertainties. Such uncertainties include difficulties in predicting the outcome of judicial decisions as case law evolves regarding liability exposure, insurance coverage and interpretation of policy language with respect to environmental claims. While the outcome of such litigation cannot be determined at this time, such litigation, net of liabilities established therefor and giving effect to reinsurance, is not expected to have a material adverse effect on the future liquidity or financial position of NAICC. As of December 31, 1998 and 1997, NAICC's net unpaid losses and LAE relating to environmental claims were approximately $10.8 million and $10.9 million, respectively.

8) REGULATION, DIVIDEND RESTRICTIONS AND STATUTORY SURPLUS

  DHC's insurance subsidiaries are regulated by various states and prepare their financial statements in accordance with statutory accounting principles. NAICC prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the California Department of Insurance (the "Insurance Department"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (the "Association"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has not applied any permitted accounting practices in its statutory financial statements. As of December 31, 1998 and 1997, DHC's operating insurance subsidiaries reported statutory capital and surplus of $44.4 million and $45.1 million, respectively. The combined statutory net income (loss) for DHC's operating insurance subsidiaries, as reported to the regulatory authorities for the years ended December 31, 1998, 1997 and 1996, was $3.5 million, $5.9 million and ($5.6)
million, respectively. The Montana Department of Insurance has concluded its examination of the statutory basis financial statements of Valor as of December 31, 1995. No adjustments were made to the Statutory Basis Financial Statements of Valor.
  In December 1993, the Association adopted a model for determining the risk-based capital ("RBC") requirements for property and casualty insurance companies. Under the RBC model, property and casualty insurance companies are required to report their RBC ratios based on their latest statutory annual statements as filed with the regulatory authorities. NAICC has calculated its RBC requirement under the Association's model, and has capital in excess of any regulatory action or reporting level.
  Insurance companies are subject to insurance laws and regulations established by the states in which they transact business. The agencies established pursuant to these state laws have broad administrative and supervisory powers relating to the granting and revocation of licenses to transact insurance business, regulation of trade practices, establishment of guaranty associations, licensing of agents, approval of policy forms, premium rate filing requirements, reserve requirements, the form and content of required regulatory financial statements, periodic examinations of insurers' records, capital and surplus requirements and the maximum concentrations of certain classes of investments. Most states also have enacted legislation regulating insurance holding company systems, including with respect to acquisitions, extraordinary dividends, the terms of affiliate transactions and other related matters. DHC and its insurance subsidiaries have registered as a holding company system pursuant to such legislation in California and routinely report to other jurisdictions. The Association has formed committees and appointed advisory groups to study and formulate regulatory proposals on such diverse issues as the use of surplus debentures, accounting for reinsurance transactions and the adoption of RBC requirements. It is not possible to predict the impact of future state and federal

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 1998, 1997, AND 1996
                                   (CONTINUED)


regulation on the operations of the Company. The Association has adopted a comprehensive set of accounting principles for qualifications as an Other Comprehensive Basis of Accounting to become effective in 2001. The principles adopted by the Association are subject to ratification by regulatory authorities or legislatures in each state. The company does not believe that application of these proposed comprehensive accounting principles will have a material impact on the financial condition of the Company.
  Under the California Insurance Code, NAICC is prohibited from paying, other than from accumulated earned surplus, shareholder dividends which exceed the greater of net income or ten percent of statutory surplus without prior approval of the Insurance Department. To the extent that NAICC's unassigned surplus remains negative in 1999, NAICC will not be permitted to pay dividends without prior regulatory approval.

9) INVESTMENTS
  The cost or amortized cost, unrealized gains, unrealized losses and fair value at December 31, 1998 and 1997, categorized by type of security, were as follows (dollars in thousands):
                                   DECEMBER 31, 1998
                         -------------------------------------
                          COST OR
                         AMORTIZED  UNREALIZED   UNREALIZED   FAIR
                           COST        GAIN         LOSS     VALUE
------------------------------------------------------------------
Fixed maturities:
  U.S. Government/
  Agency...............  $ 35,583    $  853       $  32    $ 36,404
  Mortgage-backed......    47,352       526          57      47,821
  Corporate............    29,196     1,271           9      30,458
                         ------------------------------------------
      Total fixed
        maturities.....   112,131     2,650          98     114,683
                         ------------------------------------------
Equity securities......    20,129       334       3,574      16,889
                         ------------------------------------------
Total available-for-sale $132,260    $2,984      $3,672    $131,572
                         ==========================================


                                   December 31, 1997
                         -------------------------------------
                          Cost or
                         Amortized    Unrealized   Unrealized   Fair
                           Cost          Gain         Loss      Value
---------------------------------------------------------------------
Fixed maturities:
  U.S. Government/
  Agency...............  $ 48,635      $  715        $   6   $ 49,344
  Mortgage-backed......    58,372         740          162     58,950
  Corporate............    32,082         593           70     32,605
                         --------------------------------------------
      Total fixed
        maturities.....   139,089       2,048          238    140,899
                         --------------------------------------------
Equity securities......       363         450           --        813
                         --------------------------------------------
Total available-for-sale $139,452      $2,498        $ 238   $141,712
                         ============================================


  Fixed maturities of the Company include mortgage-backed securities ("MBS") representing 41.7 percent and 41.8 percent of the Company's total fixed maturities at December 31, 1998 and 1997, respectively. All MBS held by the Company are issued by the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"), both of which are rated "Aaa" by Moody's Investors Services. MBS and callable bonds, in contrast to other bonds, are more sensitive to market value declines in a rising interest rate environment than to market value increases in a declining interest rate environment. This is primarily because of payors' increased incentive and ability to prepay principal and issuers' increased incentive to call bonds in a declining interest rate environment. Management does not believe that the inherent prepayment risk in its portfolio is significant. However, management believes that the potential impact of the interest rate risk on the Company's Consolidated Financial Statements could be significant because of the greater sensitivity of the MBS portfolio to market value declines and the classification of the entire portfolio as available-for-sale. The Company has no MBS concentrations in any geographic region.

  The expected maturities of fixed maturities, by amortized cost and fair value, at December 31, 1998, are shown below. Expected maturities may differ from contractual maturities due to borrowers having the right to call or prepay their obligations with or without call or prepayment penalties. Expected maturities of mortgage-backed securities are estimated based upon the remaining principal balance, the projected cash flows and the anticipated prepayment rates of each security (dollars in thousands):

                                          Amortized    Fair
Maturity                                    Cost       Value
--------------------------------------------------------------
Available-for-sale:
  One year or less....................    $ 20,151    $ 20,387
  Over one year to five years.........      62,831      64,782
  Over five years to ten years........      29,149      29,514
  More than ten years.................          --          --
                                          --------------------
    Total fixed maturities............    $112,131    $114,683
                                          ====================

  The following reflects the change in net unrealized gain (loss) on available-for-sale securities included as a separate component of accumulated other comprehensive income (loss) in stockholders' equity (dollars in thousands):

                                       For the years ended
                                           December 31,
                                   ---------------------------
                                     1998     1997      1996
--------------------------------------------------------------
Fixed maturities................   $   742   $1,904   $(4,916)
Equity securities...............    (3,690)  (1,990)    2,067
                                   ---------------------------
                                   $(2,948)  $  (86)  $(2,849)
                                   ==========================

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

  Net realized investment gains in 1998, 1997 and 1996 were as follows (dollars in thousands):

                                          For the years ended
                                              December 31,
                                           -------------------
                                           1998   1997    1996
--------------------------------------------------------------
Fixed maturities.......................    $198 $   38   $148
Equity securities......................      54  2,136    351
                                           -------------------
  Net realized investment gains........    $252 $2,174   $499
                                           -------------------


  Gross realized gains relating to fixed maturities were $213,000, $75,000 and $171,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Gross realized losses relating to fixed maturities were $15,000, $37,000 and $23,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Gross realized gains relating to equity securities were $54,000, $2,136,000 and $351,000 for the years ended December 31, 1998, 1997 and 1996, respectively. There were no gross realized losses relating to equity securities for the years ended December 31, 1998, 1997 and 1996.
  Net investment income for the past three years was as follows (dollars in thousands):

                                      For the years ended
                                          December 31,
                                   ---------------------------
                                     1998     1997      1996
--------------------------------------------------------------
Fixed maturities...............    $8,032     $9,682   $10,852
Short term investments.........       279        253       243
Other, net.....................         2          1         8
                                   ---------------------------
  Total investment income......     8,313      9,936    11,103
Less: Investment expense.......       139        126       448
                                   ---------------------------
  Net investment income........    $8,174     $9,810   $10,655
                                   ===========================

  There were no investments with a carrying value greater than ten percent of stockholders' equity as of December 31, 1998, 1997 or 1996.
  In compliance with state insurance laws and regulations, securities with a fair value of approximately $51 million, $65 million and $85 million at December 31, 1998, 1997 and 1996, respectively, were on deposit with various states or governmental regulatory authorities. In addition, at December 31, 1998, 1997 and 1996, respectively, investments with a fair value of $6.9 million, $5.6 million and $4.3 million were held in trust or as collateral under the terms of certain reinsurance treaties and letters of credit.

10) FOREIGN CURRENCY TRANSLATION AND FOREIGN
     INVESTMENTS

  During 1998, NAICC invested approximately $10.3 million in Japanese Yen based equity securities. During the second quarter, NAICC purchased a foreign currency option at a cost of $155,000 to sell Japanese Yen at a fixed price on a given date in 1999. The foreign currency option is considered a derivative instrument. Foreign currency translation gain for the year ended December 31, 1998 was $855,050, net of a loss on the foreign currency option for the same period of $150,000.
  Assets and liabilities relating to investments in foreign corporations are translated into U.S. dollars using current exchange rates; revenues and expenses, if any, are translated into U.S. dollars using the average exchange rate for the month when incurred. Translation gains and losses, net of applicable taxes, are excluded from income and reported as accumulated other comprehensive income (loss) in stockholders' equity.

11) STOCKHOLDERS' EQUITY

  DHC is authorized to issue 20,000,000 shares of common stock, par value $0.10 per share ("Common Stock"), and 10,000,000 shares of preferred stock, par value $0.10 per share. As of December 31, 1998, there were 15,586,994 shares of Common Stock issued of which 15,576,276 were outstanding; the remaining 10,718 shares of Common Stock issued but not outstanding are held as treasury stock. There are no shares of preferred stock which were issued or outstanding. For additional information about the Company's Stock Option Plans, see Note 13 "EMPLOYEE BENEFITS AND STOCK OPTION PLANS." In connection with efforts to preserve the Company's net operating tax loss carryforwards, DHC has imposed restrictions on the ability of holders of five percent or more of DHC Common Stock to transfer the Common Stock owned by them and to acquire additional Common Stock, as well as the ability of others to become five percent stockholders as a result of transfers of Common Stock. See Note 12 "INCOME TAXES."

12) INCOME TAXES

  DHC files a Federal consolidated income tax return with its subsidiaries and certain trusts that assumed various liabilities of certain present and former subsidiaries of DHC.
  As of December 31, 1998, the Company has a consolidated net operating loss carryforward of approximately $1.3 billion for Federal income tax purposes. This number is based upon Federal consolidated income tax losses for the periods through December 31, 1997 and an estimate of the 1998 taxable results. The net operating loss carryforward will expire in various amounts, if not used, between 1999 and 2012. The Internal Revenue Service ("IRS") may attempt to challenge the amount of this net operating loss in the event of a future tax audit. Management believes, based in part upon the views of its tax advisors, that its net operating loss calculations are reasonable and

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 1998, 1997, AND 1996
                                   (CONTINUED)

that it is reasonable to conclude that the Company's net operating losses would be available for use by the Company. These tax loss attributes are currently fully reserved, for valuation purposes, on the Company's financial statements. The amount of the deferred tax asset considered realizable could be increased in the near term if estimates of future taxable income during the carryforward period are increased. See Note 11 "STOCKHOLDERS' EQUITY" for a description of certain restrictions on the transfer of Common Stock.

  The Company's net operating tax loss carryforwards will expire, if not used, in the following amounts in the following years (dollars in thousands):

        Year Ending               Amount of Carryforward
       December 31,                      Expiring
--------------------------------------------------------
           1999......................   $  203,868
           2000......................      253,098
           2001......................      155,806
           2002......................      142,982
           2003......................       60,849
           2004......................       69,947
           2005......................      106,225
           2006......................       92,355
           2007......................       89,790
           2008......................       31,688
           2009......................       39,689
           2010......................       23,600
           2011......................       19,755
           2012......................       38,255
                                        ----------
                                        $1,327,907
                                        ==========

  The Company has made provisions for certain state and local taxes. Tax filings for these jurisdictions do not consolidate the activity of the trusts referred to above, and reflect preparation on a separate company basis.
  Tax expense consists of the following amounts (dollars in thousands):

                                          For the years ended
                                              December 31,
                                          --------------------
                                           1998    1997   1996
--------------------------------------------------------------
Federal income tax......................    $--    $--    $--
State and local.........................     33     47     18
                                          --------------------
                                            $33    $47    $18
                                          ====================

  The following reflects a reconciliation of income tax expense computed by applying the applicable Federal income tax rate of 34 percent to continuing operations for 1998, 1997 and 1996, as compared to the provision for income taxes (dollars in thousands):
                                      For the years ended
                                          December 31,
                                    --------------------------
                                    1998      1997      1996
--------------------------------------------------------------
Computed "expected"
  tax expense..................  $    794  $  1,576   $(2,115)
Change in valuation allowance .   (12,573)   10,945     3,754
Decrease (increase) in NOL's
  from the trusts..............    11,672   (12,504)   (1,755)
State and local tax expense....        33        47        18
Other, net.....................       107       (17)      116
                                 ----------------------------
Total income tax expense.......     $  33  $     47   $    18
                                 ============================

  The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1998 and 1997, respectively, are presented as follows (dollars in thousands):

                                      For the years ended
                                          December 31,
                                    -----------------------
                                      1998           1997
-----------------------------------------------------------
Deferred tax assets
  Loss reserve discounting.....    $   5,104     $   5,861
  Unearned premiums............          818           583
  Net operating loss
    carryforwards..............      451,488       463,005
  Allowance for doubtful
    accounts...................          363           357
  Policyholder dividends.......           61           140
  Non-recurring compensation...           35           162
  Unrealized loss on available-
    for-sale securities........          234            --
  Capital loss carryforwards...        2,199         2,682
  Other........................          232           206
  AMT credit carryforward......          408            --
                                   -----------------------
  Total gross deferred tax asset     460,942       472,996
  Less: Valuation allowance....     (460,006)     (471,580)
                                   -----------------------
  Total deferred tax asset.....    $     936     $   1,416
                                   -----------------------
Deferred tax liabilities
  Deferred acquisition costs...          810           527
  Unrealized gains on available-
    for-sale securities........           --           768
  Difference in tax basis
    of bonds...................          126           121
                                   -----------------------
  Total deferred tax liability.          936         1,416
                                   -----------------------
  Net deferred tax asset.......    $      --     $      --
                                   =======================

13) EMPLOYEE BENEFIT AND STOCK OPTION PLANS

1990 STOCK OPTION PLAN
  The 1990 Stock Option Plan (the "1990 Plan") of DHC was intended to attract, retain and provide incentives to key

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
employees  of DHC by  offering  them an  opportunity  to acquire  or  increase a proprietary interest in DHC. Options under the 1990 Plan may be granted to existing officers or employees of DHC. Options under and outside the 1990 Plan may be granted for, in the aggregate, the purchase of up to 2,030,000 shares of Common Stock.
  On March 13, 1991, options to purchase an aggregate of 630,000 shares were granted with an exercise price of $3.00 per share, the arithmetic average of the closing prices of the Common Stock on the American Stock Exchange for the 30 days prior to the date of grant. An additional 630,000 options were granted outside the 1990 Plan as of that date to Junkyard Partners, L.P. ("Junkyard Partners"), upon similar terms as those granted on that date under the 1990 Plan. During 1994, Junkyard Partners transferred 257,910 of its 630,000 options to one of its limited partners. On December 29, 1994, DHC issued 257,910 restricted shares of Common Stock upon the exercise of such transferred options. In connection therewith, DHC received a total exercise price of $773,730. Effective May 19, 1995, DHC purchased 69,453 of the remaining 372,090 options to purchase Common Stock owned by Junkyard Partners. The options were exercisable at the time of such purchase and otherwise would have expired on March 13, 2001. The aggregate purchase price paid by DHC for the options was approximately $286,500, which was equal to the difference between the closing price of Common Stock on May 19, 1995 ($7.125 per share), the effective date of such purchase, and the exercise price of such options ($3.00 per share), or $4.125 per share. Effective November 12, 1997, DHC purchased 20,920 of the remaining 302,637 options to purchase Common Stock owned by Junkyard Partners. The options were exercisable at the time of such purchase and otherwise would have expired on March 13, 2001. The aggregate purchase price paid by DHC for the options was $107,215, which was equal to the difference between the closing price of Common Stock on November 12, 1997 ($8.125 per share), the effective date of such purchase, and the exercise price of such options ($3.00 per share), or $5.125 per share.
  On September 16, 1991, DHC granted, outside the 1990 Plan, options to purchase an aggregate of 140,000 shares of Common Stock with an exercise price of $3.63, the arithmetic average of the closing prices of the Common Stock on the American Stock Exchange for the thirty days prior to the date of grant. On this date, the Compensation Committee of the Board of Directors of DHC resolved that it intended to refrain from granting any additional options under the 1990 Plan.
  On June 13, 1997, options to purchase 210,000 shares of Common Stock granted under the 1990 Plan were exercised at their exercise price of $3.00. As a result, DHC received $630,000.
  As of December 31, 1998, 841,717 options granted under and outside the 1990 Plan were exercisable and unexercised. All such options expire ten years after the date of grant.

1995 STOCK AND INCENTIVE PLAN
  The 1995 Stock and Incentive Plan (the "1995 Plan") is a qualified plan which provides for the grant of any or all of the following types of awards: stock options, including incentive stock options and non-qualified stock options; stock appreciation rights, whether in tandem with stock options or freestanding; restricted stock; incentive awards; and performance awards. The purpose of the 1995 Plan is to enable DHC to provide incentives to increase the personal financial identification of key personnel with the long term growth of the Company and the interests of DHC's stockholders through the ownership and performance of DHC's Common Stock, to enhance the Company's ability to retain key personnel, and to attract outstanding prospective employees and Directors. The 1995 Plan became effective as of March 21, 1995. No incentive stock options may be granted under the 1995 Plan after March 21, 2005. The 1995 Plan will remain in effect until all awards have been satisfied or expired. The aggregate number of shares of Common Stock which may be issued under the 1995 Plan, or as to which stock appreciation rights or other awards may be granted, may not exceed 1,700,000.
  On April 25, 1995, options to purchase 40,000 shares were granted under the 1995 Plan. The exercise price for such options is $7.00 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant).
  On January 15, 1996, options to purchase an aggregate of 158,900 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $6.6875 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant). In 1997, 22,800 of such options expired.
  On September 17, 1996, options to purchase an aggregate of 120,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $5.50 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant). On September 19, 1996, options to purchase an aggregate of 125,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $5.6875 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant). In 1997, 1,500 of such options expired.
  On December 17, 1996, options to purchase an aggregate of 35,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for all of such options is $4.9375 per

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   -------------------------------------------
                        DECEMBER 31, 1998, 1997 AND 1996
                                  (CONTINUED)

share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant).
  On March 31, 1997, options to purchase 6,100 shares of Common Stock were exercised at their exercise price of $6.6875. As a result, DHC received $40,794.
  On July 1, 1997, options to purchase an aggregate amount of 10,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $8.0625 (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of the grant).
  On December 15, 1997, options to purchase an aggregate amount of 155,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $7.0625 (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of the grant).
  On December 2, 1998, options to purchase an aggregate amount of 167,500 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $3.65625 (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of the grant).
  As of December 31, 1998, 491,662 options granted under the 1995 Plan were exercisable. Options granted under the 1995 Plan generally become exercisable over three years and expire ten years after the date of grant.
  The Company applies APB Opinion 25 and Related Interpretations in accounting for the Stock Option Plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date of the options consistent with the method of SFAS Statement 123, the net income (loss) and earnings (loss) per share would have been reduced to (increased to) the pro forma amounts indicated below (dollars in thousands except per share amounts):
                                       1998    1997      1996
--------------------------------------------------------------
Net income (loss)
  As reported......................  $2,301    $4,589 $(8,119)
  Pro forma........................   1,827     4,303  (8,621)
Diluted earnings (loss) per share
  As reported......................  $ 0.14    $ 0.28 $ (0.53)
  Pro forma........................    0.11      0.27   (0.56)

  The fair value of the option grants are estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0% per annum; an expected life of approximately 8 years; expected volatility of 36%-59%; and a risk free interest rate of 6%. The pro forma effect on net income (loss) may not be representative of the effects on net income (loss) for future years.

EMPLOYEE BENEFIT PLANS
  KCP maintains an Employee Stock Ownership Plan ("ESOP") of KCP and Subsidiaries covering all of its employees. The ESOP originally acquired common stock of KCP in February 1990, financed by a loan from KCP in the principal amount of $998,000 bearing interest at an annual rate of ten percent. Shares of DHC Common Stock were substituted for the KCP stock held by the ESOP as of December 31, 1991. The loan, which is guaranteed by KCP and collateralized by the DHC Common Stock held by the ESOP, was paid in full during 1997. All shares have been released from collateral and allocated to employees. All of the shares of Common Stock held by the ESOP are deemed to be outstanding for earnings per share computations. KCP has elected to include the value of the Common Stock allocated annually to participants under the ESOP in the calculation of its matching contribution to the KCP and Subsidiaries Salary Deferred Plan and Trust ("401(k) Plan"). The participating employers contributed 50 percent of the first six percent of employee-contributed compensation to the 401(k) Plan. The shares of Common Stock owned by the ESOP as of December 31, 1998 and 1997, respectively, were as follows:

                                              1998      1997
--------------------------------------------------------------
Allocated shares.........................    99,682     99,682
Unreleased shares........................        --         --
                                           -------------------
                                             99,682     99,682
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

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

  The following table sets forth the Pension Plan's funded status at December 31, 1998 and 1997, valued at January 1, 1999 and 1998, respectively (dollars in thousands):

                                              1998      1997
-------------------------------------------------------------
Actuarial present value of benefit obligations:
  Accumulated benefits obligation,
  including vested benefits of $1,261
  for 1998 and $1,381 for 1997............   $1,613    $1,739
                                             ================
Projected benefit obligation..............   $1,801    $1,942
Plan assets at fair value.................    1,490     1,641
                                             ----------------
  Projected benefit obligation in excess
  of plan assets..........................     (311)     (301)
Unrecognized net loss.....................       66        97
Unrecognized prior service cost...........       58        66
Adjustment required to recognize
  minimum liability.......................       --        --
                                             -----------------
  (Accrued) prepaid pension cost..........   $ (187)   $ (138)
                                             ================

  Net pension costs for the years ended December 31, 1998, 1997 and 1996 include the following components:

                                         For the years ended
                                             December 31,
                                        ---------------------
                                        1998     1997    1996
-------------------------------------------------------------
Service cost.........................    $207    $230   $ 237
Interest cost........................     133     131     128
Expected (return) loss on plan assets    (128)   (102)   (106)
Net amortization and deferral........       8       8      23
                                         --------------------
  Net pension cost...................    $220    $267   $ 282
                                         ====================

  The Pension Plan's assets consist of U.S. Government obligations, registered equity mutual funds and insured certificates of deposit. The average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0 percent, 7.75 percent and 7.5 percent for 1998, 1997 and 1996, respectively. The projected long-term rate of return on assets was 7.5 percent for 1998 and 7.25 percent for 1997 and 7 percent for 1996. The average rate of compensation increase used in determining the actuarial present value of the projected benefit obligation was 4.5 percent for 1998 and 1997.
  The following tables provide a reconciliation of the changes in the Pension Plan's benefit obligation and the fair value of plan assets as of December 31, 1998 and 1997 (dollars in thousands):
                                              1998      1997
-------------------------------------------------------------
Reconciliation of Benefit Obligation
  Benefit Obligation, beginning of year..    $1,942    $1,921
  Service Cost...........................       207       230
  Interest Cost..........................       133       131
  Actuarial (gain) loss..................       (63)       13
  Benefits paid..........................      (418)     (353)
                                             ----------------
     Benefit Obligation, end of year.....    $1,801    $1,942
                                             ================
Reconciliation of Plan Assets
  Plan Assets, beginning of year.........    $1,641    $1,517
  Actual return on plan assets...........        96       124
  Employer contributions.................       171       353
  Benefits paid..........................      (418)     (353)
                                             ----------------
     Plan Assets, end of year............    $1,490    $1,641
                                             ================

  The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the fair value of related plan assets are amortized over the average remaining service period of active participants. NAICC recognized $246,838, $229,635 and $252,229 in accrued pension benefit for the years ended December 31, 1998, 1997 and 1996, respectively.
  KCP maintains the 401(k) Plan in which all employees of KCP are eligible to participate. Under the 401(k) Plan, employees may elect to contribute up to 12 percent of their eligible compensation to a maximum dollar amount allowed by the IRS. KCP and subsidiaries contributed 50 percent of the first six percent of employee-contributed compensation; Danielson Trust contributed 50 percent of the first four percent of Danielson Trust employee-contributed compensation. The participating employers have opted to include the value of the Common Stock allocated annually to participants under the ESOP in the calculation of their matching contribution. In 1998, 1997 and 1996, the employers' matching obligation to the 401(k) Plan was satisfied through ESOP shares, cash and forfeitures totaling $156,000, $186,000 and $242,000, respectively, in value.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 1998, 1997, AND 1996
                                   (CONTINUED)

14) LEASES

  DHC and its subsidiaries and affiliates have entered into various non-cancelable operating lease arrangements for office space and data processing equipment. The terms of the operating leases generally contain renewal options and escalation clauses based on increases in operating expenses and other factors. Rent expense under operating leases was $1.5 million for the year ended December 31, 1998 and $1.1 million for each of the the years ended December 31, 1997 and 1996. At December 31, 1998, future net minimum operating lease rental payment commitments were as follows (dollars in thousands):

Years Ending                           Minimum Operating Lease
December 31,                               Rental Payments
--------------------------------------------------------------

1999...............................            $1,610
2000...............................             1,092
2001...............................               835
2002...............................               737
2003 and thereafter................               180
                                               ------
Total commitments..................            $4,454
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

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                          INDEPENDENT AUDITORS' REPORT
                            ------------------------

The Board of Directors and Stockholders
Danielson Holding Corporation

  We have audited the accompanying consolidated balance sheets of Danielson Holding Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Danielson Holding Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


/S/ KPMG LLP
New York, New York
March 5, 1999

                     RESPONSIBILITY FOR FINANCIAL REPORTING
                      -----------------------------------

  The Consolidated Financial Statements of Danielson Holding Corporation and subsidiaries are the responsibility of the Company's management, and have been prepared in accordance with generally accepted accounting principles. To help ensure the accuracy and integrity of its financial data, the Company maintains a strong system of internal controls designed to provide reasonable assurances that assets are safeguarded and that transactions are properly executed and recorded. The internal control system and compliance therewith are monitored by the Company's financial management.
  The Consolidated Financial Statements have been audited by the Company's independent auditors, KPMG LLP. The independent auditors, whose appointment by the Board of Directors was ratified by the Company's stockholders, express their opinion on the fairness of presentation, in all material respects, of the Company's Consolidated Financial Statements based on procedures which they consider to be sufficient to form their opinion.
  The Audit Committee of the Board of Directors meets periodically with representatives of KPMG LLP and the Company's financial management to review accounting, internal control, auditing and financial reporting matters.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                            QUARTERLY FINANCIAL DATA
                        -------------------------------
                                   (UNAUDITED)

  The following table presents unaudited quarterly financial data for the years ended December 31, 1998 and 1997. In the opinion of management, all adjustments necessary to present fairly the results of operations for such periods are reflected. Total revenues and net income include gains on sales of investments. Quarterly financial results are not necessarily indicative of the results that may be expected for the year and, hence, caution should be used in drawing conclusions from quarterly consolidated results.

                                                   First       Second        Third        Fourth
(In thousands, except per share amounts)          Quarter      Quarter      Quarter       Quarter
-------------------------------------------------------------------------------------------------
1998:
TOTAL REVENUES................................   $16,569      $15,837      $16,176       $16,162
NET INCOME....................................       807          307          597           590
NET INCOME PER DILUTED SHARE..................       .05          .02          .04           .03

1997:
Total revenues................................   $15,698      $15,330      $17,357       $17,361
Net income....................................     2,437          523          561         1,068
Net income per diluted share..................       .15          .03          .03           .07






                               STOCK MARKET PRICES
                    ---------------------------------------

  Danielson Holding Corporation Common Stock is listed and traded on the American Stock Exchange (symbol: DHC). On March 18, 1999, there were approximately 1,357 holders of record of Common Stock.
  The following table sets forth the high, low and closing stock prices of the Company's Common Stock for the last two years, as reported on the American Stock Exchange Composite Tape.

                                                                            1998                                  1997
                                                              ------------------------------------------------------------------
                                                              HIGH        LOW       CLOSE            High     Low      Close
--------------------------------------------------------------------------------------------------------------------------------
First Quarter............................................    8 1/8       7 3/16     7 1/2            14        4 7/8      6 7/8
Second Quarter...........................................    8           7          7 3/8             8 1/2    6 3/8      7 7/8
Third Quarter............................................    7 1/2       3 5/8      4 3/8             9        8          9
Fourth Quarter...........................................    4 3/8       3          3 9/16            9 5/8    6 3/4      7 1/4
--------------------------------------------------------------------------------------------------------------------------------

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

David M. Barse
President and
Chief Operating Officer,
Danielson Holding Corporation

Timothy C. Collins
Chief Executive Officer and
Senior Managing Director, Ripplewood Holdings, LLC

Stanley J. Garstka
Deputy Dean and Professor in
the Practice of Management,
Yale University School of Management

Eugene M. Isenberg
Chairman of the Board and
Chief Executive Officer,
Nabors Industries, Inc.

William W. Palmer
Chief of Staff and General Counsel
to the Commissioner for the California Department of Insurance

Anthony G. Petrello
President and Chief Operating Officer, Nabors Industries, Inc.

Joseph F. Porrino
Counsellor to the President,
New School for Social Research

Frank B. Ryan
Professor of Mathematics, Rice University

Wallace O. Sellers
Vice Chairman and Director,
Enhance Financial
Services Group, Inc.

Martin J. Whitman
Chairman of the Board and
Chief Executive Officer,
Danielson Holding Corporation



Form 10-K
A copy of Danielson's Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by writing to:

Danielson Holding Corporation
767 Third Avenue - Fifth Floor
New York, NY 10017-2023
Attention: Jennifer DeLeon
Investor Relations
212/888-0347

Stock Transfer Agent and Registrar
American Stock Transfer and Trust Company
40 Wall Street
New York, NY 10005
718/921-8261

Independent Certified
Public Accountants
KPMG LLP
757 Third Avenue
New York, NY 10017

                          DANIELSON HOLDING CORPORATION

                          767 Third Avenue--Fifth Floor
                          New York, New York 10017-2023
                                  212/888-0347