Form 10-K, Exhibit 13
period 1999-12-31
DANIELSON HOLDING CORP
filed 2000-03-30
CIK 225648

As of and for the years
                                                       ended December 31,
                                              ----------------------------------
(IN THOUSANDS, EXCEPT SHARE AND
PER SHARE AMOUNTS, STOCK PRICES AND EMPLOYEES)     1999       1998       1997
--------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Earned premiums ........................   $   54,040   $   55,411   $   53,069
Total revenues .........................   $   71,158   $   64,744   $   65,746
Net income .............................   $    1,255   $    2,301   $    4,589
Net cash used in continuing
  operating activities .................   $   (6,478)  $   (5,170)  $  (11,583)
Net income per diluted share
  of Common Stock ......................   $     0.07   $     0.14   $     0.28
Combined ratio .........................        125.2%       108.6%       111.0%
================================================================================

BALANCE SHEET AND OTHER DATA
Total investments ......................   $  140,391   $  134,859   $  142,823
Policyholder liabilities ...............   $  111,987   $  109,539   $  116,607
Stockholders' equity ...................   $   76,226   $   63,273   $   63,920
Book value per share of Common Stock ... $ 4.13 $ 4.06 $ 4.10 Common Stock price range
  High .................................       $7 1/2        $8 1/8  $       14
  Low ..................................       $2 7/8        $    3      $4 7/8
Shares of Common Stock
  outstanding at year end ..............   18,476,265   15,576,276   15,576,287
Employees of continuing
  operations at year end ...............          138          155          159

                           FINANCIAL TABLE OF CONTENTS
                           ---------------------------

Selected Consolidated Financial Data .......................................   2

Management's Discussion and Analysis of
  Financial Condition and Results of Operations ............................   3

Consolidated Statements of Operations ......................................   9

Consolidated Balance Sheets ................................................  10

Consolidated Statements of Stockholders' Equity ............................  11

Consolidated Statements of Cash Flows ......................................  12

Notes to Consolidated Financial Statements .................................  13

Independent Auditors' Report ...............................................  25

Responsibility for Financial Reporting .....................................  25

Quarterly Financial Data ...................................................  26

Stock Market Prices ........................................................  26

                                       1
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                      SELECTED CONSOLIDATED FINANCIAL DATA
                           ---------------------------

     The following selected financial data of Danielson Holding Corporation and its subsidiaries should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Report.

                                                                           YEARS ENDED DECEMBER 31,
                                                -----------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AND
  PER SHARE AMOUNTS)                                1999            1998            1997            1996               1995
-----------------------------------------------------------------------------------------------------------------------------------
A. RESULTS OF OPERATIONS
Total revenues ...............................  $    71,158     $    64,744     $    65,746     $    48,704          $   75,458
Income (loss) from continuing operations
  before extraordinary items .................  $     1,255     $     2,301     $     4,589     $    (6,240)(1,2)    $    4,349
Net loss from discontinued operations ........           --              --              --     $      (633)(3)      $   (2,033)(3)
Loss on disposal of discontinued operations ..           --              --              --     $    (1,246)(3)              --
Net income (loss) ............................  $     1,255     $     2,301     $     4,589     $    (8,119)(1,2,3)  $    2,316(3)
Diluted earnings (loss) per share
  of Common Stock:
  Income (loss) from continuing operations
    before extraordinary items ...............  $      0.07     $      0.14     $      0.28     $     (0.41)(1,2)    $     0.27
  Net loss from discontinued operations ......           --              --              --     $     (0.04)(3)      $    (0.13)(3)
Loss on disposal of discontinued operations ..           --              --              --     $     (0.08)(3)              --
  Net income (loss) ..........................  $      0.07     $      0.14     $      0.28     $     (0.53)(1,2,3)  $     0.14(3,4)
B. BALANCE SHEET DATA
Invested assets ..............................  $   140,391     $   134,859     $   142,823     $   151,555          $  180,263
Total assets .................................  $   194,752     $   180,895     $   187,773     $   196,419          $  226,896
Unpaid losses and loss adjustment expenses ...  $    94,934     $    95,653     $   105,947     $   120,651          $  137,406
Stockholders' equity .........................  $    76,226     $    63,273     $    63,920     $    58,853          $   69,821
Shares of Common Stock outstanding ...........   18,476,265(4)   15,576,276(4)   15,576,287(4)   15,360,238(4)        15,360,255(4)

(1) Includes expenses incurred in connection with the terminated proposed merger with Midland Financial Group, Inc. and non-recurring compensation expenses for death benefits and severance pay.
(2) Includes $10 million increase in provision for pre-1980 accident year losses and loss adjustment expenses relating to run-off businesses and $4 million reduction in policyholder dividend accrual.
(3) In 1996, DHC sold 100% of the common stock of Danielson Trust Company. Accordingly, Danielson Trust's results are reported herein as discontinued operations and are included in net income (loss).
(4) Does not give effect to currently exercisable options and, in 1999, warrants to purchase shares of Common Stock.

                                       2
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           ---------------------------

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

     The Company does not currently pay regular Federal income tax due to its net operating loss carryforwards and the recognition of losses from several trusts that assumed various liabilities of certain present and former subsidiaries of DHC. It is expected that the Company's 1999 consolidated Federal income tax return will report a cumulative net operating loss carryforward currently estimated at approximately $1.16 billion, which will expire in various amounts, if not used, between 2000 and 2019. See Note 8 of the Notes to Consolidated Financial Statements.

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

PROPERTY AND CASUALTY INSURANCE OPERATIONS

     Net premiums earned were $54.0 million, $55.4 million and $53.1 million in 1999, 1998, and 1997, respectively. The change in net premiums earned were directly related to the change in net written premiums. Net written premiums were $56.6 million, $58.9 million and $55.8 million in 1999, 1998, and 1997, respectively. The decrease in 1999 was primarily caused by increased competition in the California marketplace for non-standard private passenger automobile insurance. The California non-standard private passenger automobile direct written premium dropped from $30.3 million in 1998 to $15.8 million in 1999. Management's philosophy has always been to price its business at rate levels sufficient to generate an underwriting profit instead of maintaining or building market share with lower rates.

     The decrease in California non-standard private passenger automobile insurance was offset by growth both in non-standard private passenger automobile insurance in states outside of California and preferred private passenger automobile insurance in California. Direct written premium for non-standard private passenger automobile insurance outside of California increased to $7.7 million in 1999 from $3.5 million in 1998, and direct written premium for California preferred private passenger automobile insurance increased to $7.9 million in 1999 from $1.6 million in 1998. Net written premiums for our commercial lines remained relatively flat during 1999.

     Net investment income was $7.3 million, $7.7 million and $9.3 million in 1999, 1998, and 1997, respectively. Net investment income has declined due to slightly lower yields on new acquisitions in 1999 and a decline in average fixed income invested assets. The decline in invested assets is attributable to reduced premium volume. As of December 31, 1999 and 1998, the average yield on NAICC's portfolio was 6.6 percent and 6.7 percent, respectively. The estimated average maturity of the portfolio was 3.77 years at December 31, 1999.

     In January 1999, NAICC entered into a workers' compensation reinsurance agreement with Reliance Insurance Company ("Reliance Agreement") with a term of two years. The Reliance Agreement provided excess of loss coverage down to $10,000 and a 20 percent quota share below the excess retention resulting in a maximum net loss to NAICC of $18,000 per claim. In the fourth quarter of 1999, NAICC executed an agreement to rescind the Reliance Agreement retroactive to its effective date. The terms of the rescission included the return of amounts paid during the nine month period the Reliance Agreement was active plus a settlement fee to terminate the Reliance Agreement. NAICC recognized a gain of $8,317,000 in the fourth quarter as a result of this rescission.

     Cash used in operations was $4.6 million, $3.0 million, and $9.6 million in 1999, 1998 and 1997, respectively. The increase in cash used in operations in 1999 was primarily due to the decline in our non-standard private passenger written premiums. The decrease in cash used in operations from 1997 to 1998

                                       3
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           ---------------------------
                                   (CONTINUED)

was due to the payment of $5.9 million in 1997 for the settlement of an environmental claim, of which $5.3 million was recovered from reinsurers in 1999. See Note 2 of the Notes to Consolidated Financial Statements. Overall cash and invested assets, stated at market, were $122.4 million at December 31, 1999 as compared to $128.9 million at December 31, 1998.

     Net losses and loss adjustment expenses (LAE) were $45.8 million, $39.1 million, and $38.1 million in 1999, 1998 and 1997, respectively. The resulting loss and LAE ratios were 84.7 percent, 70.6 percent, and 71.8 percent in 1999, 1998 and 1997, respectively. The increase in the loss and LAE ratio in 1999 over 1998 is due to higher than expected losses in the California workers' compensation line and developments on certain businesses in run-off. The decrease in the loss and LAE ratio in 1998 from 1997 was due to a continued shift of business to automobile lines which have lower loss and LAE ratios than does workers' compensation.

     Policy acquisition costs were $13.9 million in 1999 and $13.3 million in 1998 and 1997. As a percentage of net premiums earned, policy acquisition expenses were 25.7 percent, 24.0 percent and 25.1 percent in 1999, 1998 and 1997, respectively. Policy acquisition costs include expenses directly related to premium volume (i.e., commissions, premium taxes and state assessments and other underwriting expenses). The increase in the policy acquisition expense ratio in 1999 is due in part to an increase in our preferred private passenger automobile line of business. That line of business has higher commission costs than our non-standard private passenger automobile line of business. The decline in the policy acquisition expense ratio in 1998 from 1997 was due primarily to the overall growth in premium volume while other underwriting expenses remained relatively constant.

     General and administrative expenses were $5.8 million, $7.3 million and $7.0 million in 1999, 1998 and 1997, respectively. General and administrative expenses decreased in 1999 and increased in 1998 in line with the overall premium activity for those years.

     Policyholder dividends were $2.2 million, $471,000 and $467,000 in 1999, 1998 and 1997, respectively. The increase in the policyholder dividends in 1999 is attributable to the increase in our Montana workers' compensation line of business. Historically, loss ratios for non-California workers' compensation have been well below those recorded in California.

     Combined underwriting ratios were 125.2 percent, 108.6 percent and 111.0 percent in 1999, 1998 and 1997, respectively. The increase in the combined ratio in 1999 was due to higher than expected loss costs, and policyholder dividends.

     The insurance operations had income from operations of $3.0 million, $4.1 million and $6.3 million in 1999, 1998 and 1997, respectively. The decrease in 1999 is attributable to the decrease in premium volume, along with an increase in loss and loss adjustment expenses, which was offset in part by the gain on a treaty rescission. See Note 2 of the Notes to Consolidated Financial Statements. Net income includes a realized loss from investments of $155,000 in 1999 and realized gains of $252,000 and $2.2 million in 1998 and 1997, respectively.

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

     The National Association of Insurance Commissioners provides minimum solvency standards in the form of risk-based capital requirements (RBC). The RBC model for property and casualty insurance companies requires companies to report their RBC ratios based on their statutory annual statements as filed with the regulatory authorities. NAICC has calculated its RBC requirement under the RBC model and believes that it has sufficient capital for its operations.

RESULTS OF DHC'S OPERATIONS

CASH FLOW FROM PARENT-ONLY OPERATIONS

     Operating cash flow of DHC on a parent-only basis is primarily dependent upon the rate of return achieved on its investment portfolio and the payment of general and administrative expenses incurred in the normal course of business. For the years ended December 31, 1999, 1998 and 1997, cash used in parent-only operating activities was $1.9 million, $2.2 million and $2.0 million, respectively. Cash used in operations is primarily attributable to the parent-only net loss from operations for each year, adjusted for non-cash charges such as depreciation and amortization, and the operating working capital requirements of the holding company's business. For information regarding the Company's operating subsidiaries' cash flow from operations, see "RESULTS OF NAICC'S OPERATIONS, PROPERTY AND CASUALTY INSURANCE OPERATIONS."

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1999, cash and investments of DHC were

                                       4
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES approximately $18.1 million. As previously described, the primary use of funds was the payment of general and administrative expenses in the normal course of business. The funds were also used for the payment of 1996 non-recurring compensation. In 1999, DHC received cash in the amount of $13.1 million from the sale of newly issued common stock. In 1997, DHC received cash in the amount of $671,000 from the exercise of stock options and used cash in the amount of approximately $107,000 for the buyback of stock options.

     DHC's sources of funds are its investments as well as dividends received from its subsidiaries. Various state insurance requirements restrict the amounts that may be transferred to DHC in the form of dividends from its insurance subsidiaries without prior regulatory approval. To the extent that NAICC's unassigned surplus remains negative in 2000, NAICC will not be permitted to pay dividends without prior regulatory approval. See Note 4 of the Notes to Consolidated Financial Statements.

     Current fixed maturity holdings of DHC are in U.S. Treasury obligations and Aaa rated asset-backed securities. For information regarding the Company's operating subsidiaries' liquidity and capital resources, see "RESULTS OF NAICC'S OPERATIONS, LIQUIDITY AND CAPITAL RESOURCES."

THE COMPANY'S INVESTMENTS

     The amount and type of certain of the Company's investments are regulated by California and Montana insurance laws and regulations. The Company's investment portfolio is composed primarily of fixed maturities and is weighted heavily toward investment grade short and medium term securities. The Company does not invest in high yield non-investment grade securities. See Notes 1(B) and 5 of the Notes to Consolidated Financial Statements.

     The following table sets forth a summary of the Company's investment portfolio at December 31, 1999, by investment grade (dollars in thousands):

                                                          Cost        Fair Value
--------------------------------------------------------------------------------
Investment by investment grade:
Fixed maturities
  U.S. Government/Agency ............................   $ 25,755        $ 25,200
  Mortgage-backed ...................................     40,189          38,920
  Asset-backed ......................................      9,512           9,504
  Corporates (AAA to A) .............................     37,174          36,183
  Corporates (BBB) ..................................      1,011           1,034
                                                        ------------------------
    Total fixed maturities ..........................    113,641         110,841
Equity securities ...................................     20,614          21,316
                                                        ------------------------
    Total ...........................................   $134,255        $132,157
                                                        ========================

     During 1998, NAICC purchased $20 million in equity securi-ties. The following table sets forth a summary of the Company's equity securities portfolio at December 31, 1999 (dollars in thousands):

                                                          Cost        Fair Value
--------------------------------------------------------------------------------
Equity securities by type:
  U.S. domestic securities ..........................    $10,276         $11,251
  Foreign securities ................................     10,338          10,065
                                                        ------------------------
    Total equity securities .........................    $20,614         $21,316
                                                        ========================

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

RISKS RELATED TO FIXED MATURITIES

     Interest rate risk is the price sensitivity of fixed maturities to changes in interest rates. Management views these potential changes in price within the overall context of asset and liability matching. Management estimates the payout patterns of the Company's liabilities, primarily loss reserves, to determine their duration. Management sets duration targets for the Company's fixed income portfolio after consideration of the duration of its liabilities, which management believes mitigates the overall interest rate risk.

     Fixed maturities of the Company include Mortgage-Backed Securities (MBS) representing 35.1 percent and 41.7 percent of total fixed maturities at December 31, 1999 and December 31, 1998, respectively. All MBS held by the Company are issued by the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC), which are both rated Aaa by Moody's Investors Services. Both FNMA and FHLMC are corporations that were created by Acts of Congress. FNMA and FHLMC guarantee the principal balance of their securities. FNMA guarantees timely payment of principal and interest.

     One of the risks associated with MBS is the timing of principal payments on the mortgages underlying the securities. The principal an investor receives depends upon amortization schedules and the termination pattern (resulting from prepayments or defaults) of the individual mortgages included in the underlying pool of mort-

                                       5
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           ---------------------------
                                   (CONTINUED)

gages. The principal is guaranteed but the yield and cash flow can vary depending on the timing of the repayment of the principal balance. Securities that have an amortized cost greater than par, which are backed by mortgages that repay faster (or slower) than expected, will incur a decrease (or increase) in yield. Those securities that have an amortized cost lower than par that repay faster (or slower) than expected will generate an increase (or decrease) in yield. The degree to which a security is susceptible to changes in yield is influenced by the difference between its amortized cost and par, the relative sensitivity to repayment of the underlying mortgages backing the securities in a changing interest rate environment, and the repayment priority of the securities in the overall securitization structure. The Company attempts to limit repayment risk by purchasing MBS whose costs are below or do not significantly exceed par, and by primarily purchasing structured securities with repayment protection to provide a more certain cash flow to the investor. There are various types of bonds that may comprise a MBS and they can have differing interest rates and maturities, as well as priorities to the cash flows of the underlying mortgages or assets. MBS with sinking fund schedules are known as Planned Amortization Classes (PAC) and Targeted Amortization Classes (TAC). The structures of PACs and TACs attempt to increase the certainty of the timing of prepayment and thereby minimize the prepayment and interest rate risk.

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

                                             1999                    1998
                                   ---------------------------------------------
                                    AMORTIZED    PERCENT     Amortized  Percent
                                      COST       OF TOTAL       Cost    of Total
--------------------------------------------------------------------------------
Non-PAC/TAC .....................    $19,317        48%       $21,474       45%
PAC/TAC .........................     20,872        52%        25,878       55%
                                   ---------------------------------------------
                                     $40,189       100%       $47,352      100%
                                   =============================================

     The following table provides information about the Company's fixed maturity investments at December 31, 1999 that are sensitive to changes in interest rates. The table presents expected cash flows of principal amounts and related weighted average interest rate by expected maturity dates. The expected maturity date for other than mortgage-backed securities is the earlier of call date or maturity date, and for mortgage-backed securities is based on expected payment patterns. Actual cash flows could differ, and potentially materially differ from expected amounts considering the weighting of the Company's portfolio towards mortgage-backed securities.

                                                                                                           There-
(IN THOUSANDS)                            2000         2001         2002         2003         2004          after        Total
-----------------------------------------------------------------------------------------------------------------------------------
U.S. Government/Agency                  $ 2,690       $6,870        $2,400       $1,555       $1,860      $10,380      $25,755
  Average interest rate                   6.19%        6.81%         9.57%        7.15%        5.32%        7.08%
Mortgage-backed                           4,235        4,251         3,706        3,551        2,968       21,478       40,189
  Average interest rate                   6.80%        6.88%         7.10%        7.08%        6.99%        6.96%
Asset-backed                              9,512                                                                          9,512
  Average interest rate                   5.81%
Corporates (AAA to A)                     1,100        3,290         3,145        9,600       14,085        5,954       37,174
  Average interest rate                   7.18%        8.05%         7.05%        6.18%        4.93%        6.48%
Corporates (BBB)                                                                                            1,011        1,011
  Average interest rate                                                                                      9.5%
                                        -------------------------------------------------------------------------------------------
Total                                   $17,537      $14,411        $9,251      $14,706      $18,913      $38,823     $113,641
                                        ===========================================================================================

                                       6
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

Management believes that the interest and prepayment risks generally inherent in the Company's fixed maturity portfolio are not significant at December 31, 1999.

RISKS RELATED TO EQUITY SECURITIES

     The increase in the equity portfolio during 1998 was done to diversify NAICC's investments. After consideration of NAICC's relatively conservative capital position, management believed additional diversification was warranted.

     Since the portfolio includes both domestic and foreign securities, the portfolio is subject to foreign currency risk. Foreign currency risk is the sensitivity to exchange rate fluctuations of the market value and investment income related to foreign denominated financial instruments. At December 31, 1999, NAICC held approximately $10.3 million of yen denominated equity securities. See Note 6 of the Notes to Consolidated Financial Statements.

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

ECONOMIC CONDITIONS

     The operating results of a property and casualty insurer are influenced by a variety of factors including general economic conditions, competition, regulation of insurance rates, weather, and frequency and severity of losses. The markets in which NAICC operates have experienced periods of rate adequacy followed by increased competition and rate inadequacy. The general economic conditions in California, where NAICC writes approximately 67 percent of its current business, are currently favorable but competitive.

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

AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"("FAS 133"). FAS 133 is effective for fiscal years beginning after June 15, 2000 and establishes standards for the reporting for derivative instruments. It requires changes in the fair value of a derivative instrument and the changes in fair value of the assets or liabilities hedged by that instrument to be included in income. The Company has not adopted FAS 133. However, the effect of adoption on the consolidated financial statements at December 31, 1999 would not be material.

     Effective January 1, 1999, the Company adopted AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). The statement establishes the standard in which certain internal costs incurred to develop software used internally can be capitalized. During 1999, the Company capitalized approximately $142,000 of internal costs, mostly salary and benefits, related to software developed.

     Effective January 1, 1999, the Company adopted AICPA Statement of Position 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments. The statement establishes the standards for reporting assessments charged to an enterprise. An enterprise is required to recognize a liability for insurance related assessments when an assessment is probable and estimable. The impact of adopting this statement was not material to the consolidated financial statements.

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

                                       7
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           ---------------------------
                                   (CONTINUED)

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

                                       8
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           ---------------------------

                                                                                             For the years ended December 31,
                                                                                           --------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)                                                1999            1998          1997

REVENUES:
---------------------------------------------------------------------------------------------------------------------------------
  Gross premiums earned...............................................................     $63,710        $65,861        $64,745
  Ceded premiums earned...............................................................      (9,670)       (10,450)       (11,676)
                                                                                           --------------------------------------
  Net premiums earned.................................................................      54,040         55,411         53,069
  Net investment income...............................................................       7,777          8,174          9,810
  Net realized investment gains (losses)..............................................        (152)           252          2,174
  Gain on reinsurance treaty rescisssion..............................................       8,317             --             --
  Other income........................................................................       1,176            907            693
                                                                                           --------------------------------------
    TOTAL REVENUES....................................................................      71,158         64,744         65,746

LOSSES AND EXPENSES:
  Gross losses and loss adjustment expenses...........................................      57,610         45,559         49,350
  Ceded losses and loss adjustment expenses...........................................     (11,818)        (6,428)       (11,268)
                                                                                           --------------------------------------
  Net losses and loss adjustment expenses.............................................      45,792         39,131         38,082
  Policyholder dividends..............................................................       2,217            471            467
  Policy acquisition expenses.........................................................      13,864         13,300         13,341
  General and administrative expenses.................................................       7,927          9,508          9,220
                                                                                           --------------------------------------
    TOTAL LOSSES AND EXPENSES.........................................................      69,800         62,410         61,110
                                                                                           --------------------------------------
Income before provision for income tax................................................       1,358          2,334          4,636
Income tax provision..................................................................         103             33             47
                                                                                           ======================================
NET INCOME ...........................................................................     $ 1,255        $ 2,301        $ 4,589
                                                                                           ======================================
EARNINGS PER SHARE OF COMMON STOCK:

Basic.................................................................................     $  0.08        $  0.15        $  0.30
Diluted...............................................................................     $  0.07        $  0.14        $  0.28

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       9
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                                                                                                               December 31,
                                                                                                         -----------------------
(IN THOUSANDS, EXCEPT SHARE INFORMATION)                                                                   1999            1998
--------------------------------------------------------------------------------------------------------------------------------
ASSETS:
  Fixed maturities at fair value (Cost: $113,641 and $112,131)......................................     $110,841       $114,683
  Equity securities at fair value (Cost: $20,614 and $20,129).......................................       21,316         16,889
  Short term investments, at cost which approximates fair value.....................................        8,234          3,287
                                                                                                         -----------------------
      TOTAL INVESTMENTS.............................................................................      140,391        134,859
  Cash..............................................................................................          105            870
  Accrued investment income.........................................................................        1,499          1,427
  Premiums and fees receivable, net of allowances of $274 and $136..................................       11,619          9,972
  Reinsurance recoverable on paid losses, net of allowances of $402 and $374........................        6,060          7,714
  Reinsurance recoverable on unpaid losses, net of allowances of $246 and $559......................       15,628         18,187
  Prepaid reinsurance premiums......................................................................        1,767          1,668
  Property and equipment, net of accumulated depreciation of $8,225 and $8,322......................        1,762          1,930
  Deferred acquisition costs........................................................................        2,522          2,381
  Receivable on reinsurance treaty rescission.......................................................       11,459             --
  Other assets......................................................................................        1,940          1,887
                                                                                                         -----------------------
      TOTAL ASSETS..................................................................................     $194,752       $180,895
                                                                                                         =======================

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Unpaid losses and loss adjustment expenses........................................................     $ 94,934        $95,653
  Unearned premiums.................................................................................       16,239         13,705
  Policyholder dividends............................................................................          814            181
  Reinsurance premiums payable......................................................................          905          2,143
  Funds withheld on ceded reinsurance...............................................................        1,708          1,442
  Other liabilities.................................................................................        3,926          4,498
                                                                                                         -----------------------
      TOTAL LIABILITIES.............................................................................      118,526        117,622

  Preferred Stock ($0.10 par value; authorized 10,000,000 shares;
    none issued and outstanding)....................................................................           --             --
  Common Stock ($0.10 par value; authorized 100,000,000 shares and 20,000,000 shares;
    issued 18,486,994 shares and 15,586,994 shares; outstanding 18,476,265 shares
       and 15,576,276 shares).......................................................................        1,849          1,559
  Additional paid-in capital........................................................................       59,491         46,673
  Accumulated other comprehensive income (loss).....................................................       (2,098)          (688)
  Retained earnings.................................................................................       17,050         15,795
  Treasury stock (Cost of 10,729 shares and 10,718 shares)..........................................          (66)           (66)
                                                                                                         -----------------------
      TOTAL STOCKHOLDERS' EQUITY....................................................................       76,226         63,273
                                                                                                         -----------------------
Commitments and contingencies
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY....................................................     $194,752       $180,895
                                                                                                         =======================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       10
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                           ---------------------------

                                                                                For the years ended December 31,
                                                                -----------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)                                 1999                  1998                1997
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
  Balance, beginning of year..................................     $ 1,559               $ 1,559             $  1,537
  Issuance of Common Stock....................................         290                    --                   --
  Exercise of options to purchase Common Stock................          --                    --                   22
                                                                 ---------             ---------            ---------
  Balance, end of year........................................       1,849                 1,559                1,559
                                                                 ---------             ---------            ---------
ADDITIONAL PAID-IN CAPITAL
  Balance, beginning of year..................................      46,673                46,673               46,131
  Issuance of Common Stock....................................      12,818                    --                   --
  Exercise of options to purchase Common Stock................          --                    --                  649
  Retirement of stock options.................................          --                    --                 (107)
                                                                 ---------             ---------            ---------
  Balance, end of year........................................      59,491                46,673               46,673
                                                                 ---------             ---------            ---------
RETAINED EARNINGS
  Balance, beginning of year..................................      15,795                13,494                8,905
  Net income .................................................       1,255     $1,255      2,301     $2,301     4,589     $4,589
                                                                 ---------     ------  ---------     ------  --------     ------
  Balance, end of year........................................      17,050                15,795               13,494
                                                                 ---------             ---------            ---------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
  Balance, beginning of year..................................        (688)                2,260                2,346
  Net unrealized loss on available-for-sale securities
    ($(1,410), $(2,948), and $(86) pre-tax, in 1999, 1998, and
    1997 respectively)(1).....................................                 (1,410)               (2,948)                 (86)
                                                                               ------                ------              -------
  Other comprehensive loss....................................      (1,410)    (1,410)    (2,948)    (2,948)      (86)       (86)
                                                                 ---------     ------  ---------     ------  --------     ------
  Total comprehensive income (loss)...........................                 $ (155)              $  (647)              $4,503
                                                                               ======               =======               ======

  Balance, end of year........................................      (2,098)                 (688)               2,260
                                                                 ---------             ---------            ---------
TREASURY STOCK
  Balance, beginning and end of year..........................         (66)                  (66)                 (66)
                                                                 ---------             ---------            ---------
      Total stockholders' equity..............................     $76,226               $63,273              $63,920
                                                                 =========             =========            =========

---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, SHARES
  Balance, beginning of year..................................  15,586,994            15,586,994           15,370,894
  Issuance of Common Stock....................................   2,900,000                    --                   --
  Exercise of options to purchase Common Stock................          --                    --              216,100
                                                                ----------            ----------           ----------
  Balance, end of year........................................  18,486,994            15,586,994           15,586,994
                                                                ==========            ==========           ==========
TREASURY STOCK, SHARES
  Balance, beginning of year..................................      10,718                10,707               10,656
  Purchased during year.......................................          11                    11                   51
                                                                 ---------             ---------            ---------
  Balance, end of year........................................      10,729                10,718               10,707
                                                                ==========            ==========           ==========


----------
(1)  Disclosure of reclassification amount

                                                  1999        1998        1997
                                                -------     -------     -------
  Unrealized holding losses
    Arising during the period                   $(1,258)    $(3,200)    $(2,260)
  Less: reclassification adjustment
    for net (gains) losses included
       in net income                                152        (252)     (2,174)
                                                -------     -------     -------
Net unrealized losses on securities             $(1,410)    $(2,948)    $   (86)

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       11
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              For the years ended December 31,
                                                                                          ---------------------------------------
(IN THOUSANDS)                                                                               1999          1998           1997
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income from continuing operations...................................................    $  1,255       $  2,301       $  4,589
  Adjustments to reconcile income from continuing operations to net cash used in operating activities:
      Net realized investment (gains) losses..........................................         152           (252)        (2,174)
      Depreciation and amortization...................................................         654            855            905
      Change in accrued investment income.............................................         (72)           579            391
      Change in premiums and fees receivable..........................................      (1,647)        (4,534)           159
      Change in reinsurance recoverables..............................................       1,654            809         (5,452)
      Change in reinsurance recoverable on unpaid losses .............................       2,559          1,998          3,361
      Change in prepaid reinsurance premiums..........................................         (99)            13            736
      Change in deferred acquisition costs............................................        (141)          (831)          (593)
      Change in unpaid losses and loss adjustment expenses............................        (719)       (10,294)       (14,704)
      Change in unearned premiums.....................................................       2,534          3,456          1,955
      Change in policyholder dividends payable........................................         633           (230)             4
      Change in reinsurance payables and funds withheld...............................        (972)         1,087           (746)
      Change in receivable on reinsurance treaty rescission...........................     (11,459)            --             --
      Other, net......................................................................        (810)          (127)           (14)
                                                                                          ---------------------------------------
        Net cash used in operating activities.........................................      (6,478)        (5,170)       (11,583)
                                                                                          ---------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales:
    Fixed income maturities available-for-sale........................................         741          3,412            951
    Equity securities.................................................................          --            240          2,159
  Investments, matured or called:
    Fixed income maturities available-for-sale........................................      29,995         52,338         23,002
  Investments purchased:
    Fixed income maturities available-for-sale........................................     (32,255)       (28,408)       (19,664)
    Equity securities.................................................................        (560)       (19,952)          (129)
  Purchases of property and equipment.................................................        (370)          (127)          (165)
  Proceeds from sale of property and equipment........................................          --              6             --
                                                                                          ---------------------------------------
        Net cash (used in) provided by investing activities...........................      (2,449)         7,509          6,154
                                                                                          ---------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Common Stock..............................................      13,109             --             --
  Retirement of stock options.........................................................          --             --           (107)
  Proceeds from exercise of options to purchase
    Common Stock......................................................................          --             --            671
                                                                                          ---------------------------------------
        Net cash provided by financing activities.....................................      13,109             --            564
                                                                                          ---------------------------------------
Net increase (decrease) in cash and short term investments............................       4,182          2,339         (4,865)
Cash and short term investments at beginning of year..................................       4,157          1,818          6,683
                                                                                          ---------------------------------------
Cash and short term investments at end of year........................................    $  8,339          4,157       $  1,818
                                                                                          =======================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       12
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 1999, 1998, AND 1997

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

     The operations of NAICC are in property and casualty insurance. NAICC writes non-standard and preferred private passenger and commercial automobile, homeowners' and workers compensation insurance in the western United States, primarily California. NAICC writes approximately 67 percent of its insurance in California. For the year ended December 31, 1999, private passenger automobile direct written premiums, representing 36 percent of total direct written premiums, were produced through two general agents of NAICC. For the years ended December 31, 1998 and 1997, private passenger automobile direct written premiums, representing 44 percent and 59 percent, respectively, of total direct written premiums, were produced through one general agent of NAICC.

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

C. REVENUE RECOGNITION

     Earned premium income is recognized ratably over the contract period of an insurance policy. A liability is established for unearned insurance premiums representing the portion of premiums received that is applicable to the unexpired terms of policies in force. Premiums earned include an estimate for earned but unbilled premiums. Premiums earned but unbilled and included in premiums receivable were $640,000 and $1.5 million at December 31, 1999 and 1998, respectively.

D. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

     Unpaid losses and loss adjustment expenses ("LAE") are based on estimates of reported losses, historical Company experience of losses reported by reinsured companies for insurance assumed from such insurers, and estimates based on historical Company and industry experience for unreported claims. Management believes that the provisions for unpaid losses and LAE are adequate to cover the cost of losses and LAE incurred to date. However, such liability is, by necessity, based upon estimates, which may change in the near term, and there can be no assurance that the ultimate liability will not

                                       13
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 1999, 1998, AND 1997
                                   (CONTINUED)

exceed, or even materially exceed, such estimates.

E. REINSURANCE

     In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events which cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers.

     The Company accounts for its reinsurance contracts which provide indemnification by reducing premiums earned by the amounts paid to the reinsurer and establishing recoverable amounts for paid and unpaid losses and LAE ceded to the reinsurer. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Contracts pursuant to which it is not reasonably possible that the reinsurer may realize a significant loss from the insurance risk generally do not meet conditions for reinsurance accounting and are accounted for as deposits. For the years ended December 31, 1999 and 1998, the Company had no reinsurance contracts which were accounted for as deposits.

F. DEFERRED ACQUISITION COSTS

     Deferred acquisition costs, consisting principally of commissions and premium taxes paid at the time of issuance of a policy, are deferred and amortized over the period during which the related premiums are earned. Deferred acquisition costs are limited to the estimated future profit, based on the anticipated losses and LAE (based on historical experience), maintenance costs, policyholder dividends, and anticipated investment income. The amortization of deferred acquisition costs charged to operations in 1999, 1998 and 1997 was $10.1 million, $9.9 million and $10.1 million, respectively.

G. POLICYHOLDER DIVIDENDS

     Policyholder dividends represent management's estimate of amounts to be paid on participating policies which share in positive underwriting results, based on the type of policy plan. Participating policies represent approximately
7.5 percent, 8 percent and 10 percent of workers' compensation direct written premiums for the years ended December 31, 1999, 1998 and 1997, respectively. An estimated provision for policyholder dividends is accrued during the period in which the related premium is earned. These estimated dividends do not become legal liabilities unless and until declared by the Board of Directors of NAICC. No dividends were declared and unpaid as of December 31, 1999.

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

J. PER SHARE DATA

     Per share data is based on the weighted average number of shares of common stock of DHC, par value $0.10 per share ("Common Stock") outstanding during each year. Diluted earnings per share computations, as calculated under the treasury stock method, include the average number of shares of additional outstanding Common Stock issuable for stock options and warrants, whether or not currently exercisable. Such average shares were 16,793,873, 16,006,708, and 16,194,180 for the years ended December 31, 1999, 1998 and 1997, respectively. Basic earnings per share are calculated using only the average number of outstanding shares of Common Stock and disregarding the average number of shares issuable for stock options. Such average shares outstanding were 16,356,821, 15,576,281, and 15,481,041, for the years ended December 31, 1999, 1998 and 1997, respectively.

K. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of the Company's cash and short term investments approximate fair value because of the short term maturity of those investments. The fair values of the Company's debt security instruments and equity security investments are based on quoted market prices as of December 31, 1999. The fair value of all other financial instruments approximates their respective carrying value.

L. USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management

                                       14
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from such estimates.

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

2) REINSURANCE

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

     NAICC cedes reinsurance on an excess of loss basis for workers' compensation risks in excess of $500,000 and generally for all other risks in excess of $150,000 prior to January 1, 1998 and $250,000 thereafter. In 1997 and 1998, NAICC ceded 25 percent of its private passenger automobile business on a quota share basis. Effective January 1, 1999, the quota share agreement was amended to reduce the cessation rate to 10 percent. The effect of reinsurance on premiums written reflected in the Company's Consolidated Financial Statements is as follows (dollars in thousands):

                                           For the years ended December 31,
                                     ------------------------------------------
                                         1999             1998             1997
--------------------------------------------------------------------------------
Direct ...........................   $ 66,375         $ 69,318         $ 66,700
Ceded ............................     (9,770)         (10,438)         (10,940)
                                     ------------------------------------------
Net premium ......................   $ 56,605         $ 58,880         $ 55,760
                                     ==========================================

     In 1997, NAICC paid $5.9 million in losses and loss adjustment expenses relating to an environmental claim filed by Hughes Aircraft (the "Hughes-Fullerton Claim"). The Hughes-Fullerton Claim alleged that environmental damage occurred continuously over a period of many years. NAICC assumed certain policyholder obligations of a general liability policy issued to Hughes Aircraft for three of those years. The Hughes-Fullerton Claim liability is reinsured under various contracts involving numerous reinsurance companies under which NAICC ceded $5.3 million. In 1999 NAICC collected approximately $5.3 million as settlement on the Hughes-Fullerton Claim from almost all participants.

     In November 1999, NAICC paid $2.1 million in losses relating to a settlement on an environmental claim filed by Hughes Aircraft (the Hughes-Tucson II Claim). The Hughes-Tucson II Claim also alleged that environmental damage occurred continuously over a period of many years. NAICC assumed certain policyholder obligations of a general liability policy issued to Hughes Aircraft for a portion of those years. The Hughes-Tucson II Claim liability is reinsured under various contracts involving numerous reinsurance companies under which NAICC ceded $3.9 million, which includes loss adjustment expenses not previously ceded of $2.1 million. At this time the reinsurers have not disputed the submission of amounts ceded and no proceedings are in progress. NAICC believes that the ultimate disposition of the Hughes-Tucson II Claim will not have a material adverse impact on the financial condition of the Company.

     As of December 31, 1999, General Reinsurance Corporation ("GRC"), American Reinsurance Company ("ARC") and Lloyd's of London ("Lloyd's") were the only reinsurers that comprised more than 10 percent of NAICC's reinsurance recoverable on paid and unpaid claims. NAICC monitors all reinsurers, by reviewing A.M. Best reports and ratings, information obtained from reinsurance intermediaries and analyzing financial statements. At December 31, 1999, NAICC had reinsurance recoverables on paid and unpaid claims of $7.3 million, $3.1 million and $3.9 million from GRC, ARC and Lloyd's, respectively. Both GRC and ARC had an A.M. Best rating of A+ or better.

     In January 1999, NAICC entered into a workers' compensation reinsurance agreement with Reliance Insurance Company ("Reliance Agreement") with a term of two years. The Reliance Agreement provided excess of loss coverage down to $10,000 and a 20 percent quota share below the excess retention resulting in a maximum net loss to NAICC of $18,000 per claim. In the fourth quarter of 1999, NAICC executed an agreement to rescind the Reliance Agreement retroactive to its effective date. The

                                       15
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 1999, 1998, AND 1997
                                   (CONTINUED)


terms of the rescission included the return of amounts paid during the nine month period the Reliance Agreement was active plus a settlement fee to terminate the Reliance Agreement. NAICC recognized a gain of $8,317,000 in the fourth quarter as a result of this rescission. During the nine month period that the Reliance Agreement was active, NAICC ceded $3,875,000 of premiums, net of ceding commissions, and $417,000 of paid loss and loss adjustment expenses.

3)   UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

     The following chart summarizes the activity in NAICC's liability for unpaid losses and LAE during the three most recent fiscal years (dollars in thousands):

                                             For the years ended December 31,
                                          --------------------------------------
                                             1999          1998           1997
--------------------------------------------------------------------------------
Net unpaid losses and
  LAE at January 1 ....................   $ 77,466      $ 85,762      $  97,105

Incurred related to:
  Current year ........................     43,301        39,131         37,142
  Prior years .........................      2,491            --            940
                                          --------------------------------------
Total incurred ........................     45,792        39,131         38,082
                                          --------------------------------------
Paid related to:
  Current year ........................    (16,527)      (16,169)       (13,729)
  Prior years .........................    (27,425)      (31,258)       (35,696)
                                          --------------------------------------
Total paid ............................    (43,952)      (47,427)       (49,425)
                                          --------------------------------------
Net unpaid losses and
  LAE at December 31 ..................     79,306        77,466         85,762
Plus: reinsurance
  recoverables ........................     15,628        18,187         20,185
                                          --------------------------------------
Gross unpaid losses and
  LAE at December 31 ..................   $ 94,934      $ 95,653      $ 105,947
                                          ======================================

     The 1999 losses and LAE incurred related to prior years is attributable to both claims from businesses which are in run- off and its workers' compensation line. NAICC strengthened the unpaid losses and allocated loss adjustment expenses ("ALAE") of pre-1995 businesses written by NAICC from 1988 through 1994 since it has become evident that the legal costs associated with those claims would be greater than previously anticipated. NAICC also increased its bulk unpaid liabilities related to workers' compensation policies, as it has become evident that the loss costs associated with these claims would be greater than previously anticipated.

     NAICC has claims for environmental clean-up against policies issued prior to 1980 and which are currently in run-off. The principal exposure from these claims arises from direct excess and primary policies of businesses in run-off, the obligations of which were assumed by NAICC. These excess and primary claims are relatively few in number and have policy limits of between $50,000 and $1,000,000, with reinsurance generally above $50,000. NAICC also has environmental claims primarily associated with participation in excess of loss reinsurance contracts assumed by NAICC. These reinsurance contracts have relatively low limits, generally less than $25,000, and estimates of unpaid losses are based on information provided by the primary insurance company.

     The unpaid losses and LAE related to environmental cleanup is established based upon facts currently known and the current state of the law and coverage litigation. Liabilities are estimated for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific contract of insurance or reinsurance and management can reasonably estimate its liability. Liabilities for unknown claims and development of reported claims are included in NAICC's unpaid losses. The liability for the development of reported claims is based on estimates of the range of potential losses for reported claims in the aggregate. Estimates of liabilities are reviewed and updated continually and there is the potential that NAICC's exposure could be materially in excess of amounts which are currently recorded.

     NAICC is involved in litigation related to certain environmental claims which have some significant uncertainties. Such uncertainties include difficulties in predicting the outcome of judicial decisions as case law evolves regarding liability exposure, insurance coverage and interpretation of policy language with respect to environmental claims. While the outcome of such litigation cannot be determined at this time, such litigation, net of liabilities established therefor and giving effect to reinsurance, is not expected to have a material adverse effect on the future liquidity or financial position of NAICC. As of December 31, 1999 and 1998, NAICC's net unpaid losses and LAE relating to environmental claims were approximately $8.3 million and $10.8 million, respectively.

4)   REGULATION, DIVIDEND RESTRICTIONS AND STATUTORY SURPLUS

     DHC's insurance subsidiaries are regulated by various states and prepare their financial statements in accordance with statutory accounting principles. NAICC prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the California Department of Insurance (the "Insurance Department"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (the "Associ-

                                       16
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
ation"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has not applied any permitted accounting practices in its statutory financial statements. As of December 31, 1999 and 1998, DHC's operating insurance subsidiaries reported statutory capital and surplus of $52.5 million and $44.4 million, respectively. The combined statutory net income for DHC's operating insurance subsidiaries, as reported to the regulatory authorities for the years ended December 31, 1999, 1998 and 1997, was $2.5 million, $3.5 million and $5.9 million, respectively. The California Department of Insurance has examined the statutory basis financial statements of NAICC through December 31, 1995. No adjustments were proposed to the statutory basis financial statements of NAICC or its subsidiaries.

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

     Under the California Insurance Code, NAICC is prohibited from paying, other than from accumulated earned surplus, shareholder dividends which exceed the greater of net income or ten percent of statutory surplus without prior approval of the Insurance Department. To the extent that NAICC's unassigned surplus remains negative in 2000, NAICC will not be permitted to pay dividends without prior regulatory approval.

5)   INVESTMENTS

     The cost or amortized cost, unrealized gains, unrealized losses and fair value of the Company's investments at December 31, 1999 and 1998, categorized by type of security, were as follows (dollars in thousands):

                                                  DECEMBER 31, 1999
                                    --------------------------------------------
                                      COST OR
                                     AMORTIZED  UNREALIZED  UNREALIZED    FAIR
                                       COST        GAIN        LOSS       VALUE
--------------------------------------------------------------------------------
Fixed maturities:
  U.S. Government/
  Agency .........................   $ 25,755     $  100     $  655     $ 25,200
  Mortgage-backed ................     40,189         67      1,336       38,920
  Asset-backed ...................      9,512         --          8        9,504
  Corporate ......................     38,185         48      1,016       37,217
                                     --------     ------     ------     --------
      Total fixed
        maturities ...............    113,641        215      3,015      110,841
                                     --------     ------     ------     --------
Equity securities ................     20,614      1,847      1,145       21,316
                                     --------     ------     ------     --------
Total available-for-sale .........   $134,255     $2,062     $4,160     $132,157
                                     ========     ======     ======     ========

                                                  December 31, 1998
                                    --------------------------------------------
                                      Cost or
                                     Amortized  Unrealized  Unrealized    Fair
                                       Cost        Gain        Loss       Value
--------------------------------------------------------------------------------
Fixed maturities:
  U.S. Government/
  Agency .........................   $ 35,583     $  853     $   32     $ 36,404
  Mortgage-backed ................     47,352        526         57       47,821
  Corporate ......................     29,196      1,271          9       30,458
                                     --------     ------     ------     --------
      Total fixed
        maturities ...............    112,131      2,650         98      114,683
                                     --------     ------     ------     --------
Equity securities ................     20,129        334      3,574       16,889
                                     --------     ------     ------     --------
Total available-for-sale .........   $132,260     $2,984     $3,672     $131,572
                                     ========     ======     ======     ========

     Fixed maturities of the Company include mortgage-backed securities ("MBS") representing 35.1 percent and 41.7 percent of the Company's total fixed maturities at December 31, 1999 and 1998, respectively. All MBS held by the Company are issued by the Federal National Mortgage Association ("Fannie

                                       17
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 1999, 1998 AND 1997
                                   (CONTINUED)

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

     The expected maturities of fixed maturities, by amortized cost and fair value, at December 31, 1999, are shown below. Expected maturities may differ from contractual maturities due to borrowers having the right to call or prepay their obligations with or without call or prepayment penalties. Expected maturities of mortgage-backed securities are estimated based upon the remaining principal balance, the projected cash flows and the anticipated prepayment rates of each security (dollars in thousands):

                                                          Amortized      Fair
Maturity                                                    Cost         Value
--------------------------------------------------------------------------------
Available-for-sale:
  One year or less .................................    $ 17,537        $ 17,451
  Over one year to five years ......................      70,418          69,218
  Over five years to ten years .....................      25,284          23,842
  More than ten years ..............................         402             330
                                                        ------------------------
    Total fixed maturities .........................    $113,641        $110,841
                                                        ========================

     The following reflects the change in net unrealized gain (loss) on available-for-sale securities included as a separate component of accumulated other comprehensive income (loss) in stockholders' equity (dollars in thousands):

                                                       For the years ended
                                                           December 31,
                                                --------------------------------
                                                  1999       1998        1997
--------------------------------------------------------------------------------
Fixed maturities                                $(5,352)    $   742     $ 1,904
Equity securities                                 3,942      (3,690)     (1,990)
                                                --------------------------------
                                                $(1,410)    $(2,948)    $   (86)
                                                ================================

     Net realized investment gains (losses) in 1999, 1998, and 1997 were as follows (dollars in thousands):

                                                         For the years ended
                                                            December 31,
                                                      --------------------------
                                                       1999      1998       1997
--------------------------------------------------------------------------------
Fixed maturities ................................     $   3      $198     $   38
Equity securities ...............................      (155)       54      2,136
                                                      --------------------------
 Net realized investment gains (losses) .........     $(152)     $252     $2,174
                                                      ==========================

     Gross realized gains relating to fixed maturities were $3,000, $213,000 and $75,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Gross realized losses relating to fixed maturities were $15,000 and $37,000 for the years ended December 31, 1998 and 1997, respectively. Gross realized gains relating to equity securities were $54,000 and $2,136,000 for the years ended December 31, 1998 and 1997, respectively. Gross realized losses relating to equity securities for the year ended December 31, 1999 were $155,000.

     Net investment income for the past three years was as follows (dollars in thousands):

                                                       For the years ended
                                                           December 31,
                                                --------------------------------
                                                  1999         1998         1997
--------------------------------------------------------------------------------
Fixed maturities ...........................    $7,454       $8,032       $9,682
Short term investments .....................       363          279          253
Other, net .................................        61            2            1
                                                --------------------------------
  Total investment income ..................     7,878        8,313        9,936
Less: Investment expense ...................       101          139          126
                                                --------------------------------
  Net investment income ....................    $7,777       $8,174       $9,810
                                                ================================

     There were no investments with a carrying value greater than ten percent of stockholders' equity as of December 31, 1999, 1998 or 1997.

     In compliance with state insurance laws and regulations, securities with a fair value of approximately $41 million, $51 million, and $65 million at December 31, 1999, 1998 and 1997, respectively, were on deposit with various states or governmental regulatory authorities. In addition, at December 31, 1999, 1998 and 1997, respectively, investments with a fair value of $6.6 million, $6.9 million and $5.6 million were held in trust or as collateral under the terms of certain reinsurance treaties and letters of credit.

                                       18
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

6)   FOREIGN CURRENCY TRANSLATION AND FOREIGN INVESTMENTS

     During 1998, NAICC invested approximately $10.3 million in Japanese Yen based equity securities. During the second quarter of 1998, NAICC purchased a foreign currency option at a cost of $155,000 to sell Japanese Yen at a fixed price on a given date in April 1999. The foreign currency option expired in April 1999, resulting in a realized loss of $155,000. The foreign currency option is considered a derivative instrument. Foreign currency translation gain as of December 31, 1999 was $2 million. Foreign currency translation gain as of December 31, 1998 was $855,050, net of an unrealized loss on the foreign currency option for 1998 of $150,000.

     Assets and liabilities relating to investments in foreign corporations are translated into U.S. dollars using current exchange rates; revenues and expenses, if any, are translated into U.S. dollars using the average exchange rate for the month when incurred. Translation gains and losses, net of applicable taxes, are excluded from income and included in net unrealized loss, reported as accumulated other comprehensive income (loss) in stockholders' equity.

7)   STOCKHOLDERS' EQUITY

     On August 12, 1999, pursuant to a Stock Purchase and Sale Agreement with Samstock, L.L.C. ("Samstock"), which agreement was assigned with the Company's consent by Samstock to its sole member, SZ Investments, L.L.C. ("SZ"), pursuant to an amendment and assignment agreement (such Purchase and Sale Agreement, as amended and assigned, the "Purchase Agreement"), the Company sold to SZ, for consideration of $9 million, 2,000,000 shares of Common Stock and a four year warrant (subject to extension in certain circumstances) to purchase an additional 2,000,000 shares of Common Stock at $4.75 per share (subject to downward price adjustment under certain circumstances). In order to provide sufficient available shares of Common Stock for this transaction, on July 20, 1999, DHC's stockholders approved an amendment to DHC's Certificate of Incorporation increasing DHC's authorized common stock from 20,000,000 shares to 100,000,000 shares. The stockholders also approved amendments to eliminate cumulative voting for Directors and to eliminate a prohibition on issuing non-voting equity securities.

     On December 29, 1999, the Company sold, for aggregate cash consideration of $4,162,500, 900,000 newly issued shares of Common Stock. The sale was a private placement to 18 accredited investors made pursuant to Regulation D under the Securities Act of 1933. Brokerage commissions of $54,000 were paid to M.J. Whitman, Inc., an affiliate of DHC, in connection with the placement of certain of those shares by M.J. Whitman, Inc.


     As of December 31, 1999, there were 18,486,994 shares of Common Stock issued of which 18,476,265 were outstanding; the remaining 10,729 shares of Common Stock issued but not outstanding are held as treasury stock. In connection with efforts to preserve the Company's net operating tax loss carryforwards, DHC has imposed restrictions on the ability of holders of five percent or more of DHC Common Stock to transfer the Common Stock owned by them and to acquire additional Common Stock, as well as the ability of others to become five percent stockholders as a result of transfers of Common Stock.

8)   INCOME TAXES


     DHC files a Federal consolidated income tax return with its subsidiaries and certain trusts that assumed various liabilities of certain present and former subsidiaries of DHC.

     At the close of 1999, the Company had a consolidated net operating loss carryforward of approximately $1.16 billion for Federal income tax purposes. This number is based upon Federal consolidated income tax losses for the periods through December 31, 1998 and an estimate of the 1999 taxable results. The net operating loss carryforward will expire in various amounts, if not used, between 2000 and 2019. The Internal Revenue Service ("IRS") may attempt to challenge the amount of this net operating loss in the event of a future tax audit. Management believes, based in part upon the views of its tax advisors, that its net operating loss calculations are reasonable and that it is reasonable to conclude that the Company's net operating losses would be available for use by the Company. These tax loss attributes are currently fully reserved, for valuation purposes, on the Company's financial statements. The amount of the deferred tax asset considered realizable could be increased in the near term if estimates of future taxable income during the carryforward period are increased. See Note 7 "STOCKHOLDERS' EQUITY" for a description of certain restrictions on the transfer of Common Stock.

     The Company's net operating tax loss carryforwards will expire, if not used, in the following amounts in the following years (dollars in thousands):

                 Year Ending               Amount of Carryforward
                December 31,                      Expiring
         -------------------------------------------------------------
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

                                       19
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 1999, 1998, AND 1997
                                   (CONTINUED)

                    2007......................       89,790
                    2008......................       31,688
                    2009......................       39,689
                    2010......................       23,600
                    2011......................       19,755
                    2012......................       38,255
                    2019......................       40,078
                                                 ----------
                                                 $1,164,117
                                                 ==========


     The Company has made provisions for certain state and other taxes. Tax filings for these jurisdictions do not consolidate the activity of the trusts referred to above, and reflect preparation on a separate company basis.

     Tax expense consists of the following amounts (dollars in thousands):

                                                        For the years ended
                                                            December 31,
                                                 -------------------------------
                                                  1999         1998         1997
--------------------------------------------------------------------------------
Federal income tax ...........................     $--          $--          $--
State and other ..............................     103           33           47
                                                 -------------------------------
                                                  $103          $33          $47
                                                 ===============================

     The following reflects a reconciliation of income tax expense computed by applying the applicable Federal income tax rate of 34 percent to continuing operations for 1999, 1998 and 1997, as compared to the provision for income taxes (dollars in thousands):

                                                  For the years ended
                                                      December 31,
                                       -----------------------------------------
                                          1999            1998          1997
--------------------------------------------------------------------------------
Computed "expected"
  tax expense......................    $    462        $     794       $  1,576
Change in valuation allowance .....     (56,837)         (12,573)        10,945
Decrease (increase) in losses
  from the trusts..................     (13,289)           7,125        (12,504)
Expiring NOL.......................      69,315            4,944             --
State and other expense............         103               33             47
Other, net.........................         349             (290)           (17)
                                       -----------------------------------------
Total income tax expense...........    $    103         $     33        $    47
                                       =========================================

     The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1999 and 1998, respectively, are presented as follows (dollars in thousands):

                                                         For the years ended
                                                             December 31,
                                                       ------------------------
                                                           1999            1998
-------------------------------------------------------------------------------
Deferred tax assets
  Loss reserve discounting .........................   $  5,032        $  5,104
  Unearned premiums ................................        984             818
  Net operating loss
    carryforwards ..................................    395,800         451,488
  Allowance for doubtful
    accounts .......................................         93             363
  Policyholder dividends ...........................        277              61
  Non-recurring compensation .......................         --              35
  Unrealized loss on available-
    for-sale securities ............................        713             234
  Capital loss carryforwards .......................      1,463           2,199
  Other ............................................        164             232
  AMT credit carryforward ..........................        375             408
                                                       ------------------------
  Total gross deferred tax asset ...................    404,901         460,942
  Less: Valuation allowance ........................   (403,649)       (460,006)
                                                       ------------------------
  Total deferred tax asset .........................   $  1,252        $    936
                                                       ------------------------
Deferred tax liabilities
  Deferred acquisition costs .......................        857             810
  Difference in tax basis
    of bonds .......................................        127             126
  Difference in tax basis of
    property and equipment .........................        268              --
                                                       ------------------------
  Total deferred tax liability .....................      1,252             936
                                                       ------------------------
  Net deferred tax asset ...........................   $     --        $     --
                                                       ========================


9)   EMPLOYEE BENEFIT AND STOCK OPTION PLANS

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

     On March 13, 1991, options to purchase an aggregate of 630,000 shares were granted with an exercise price of $3.00 per share, the arithmetic average of the closing prices of the Common Stock on the American Stock Exchange for the 30 days prior to the date of grant. An additional 630,000 options were granted outside the 1990 Plan as of that date to Junkyard Partners, L.P. ("Junkyard Partners"), upon similar terms as those granted on that date under the 1990 Plan. During 1994, Junkyard Partners transferred 257,910 of its 630,000 options to one of its limited partners. On December 29, 1994, DHC issued 257,910 restricted shares of Common Stock upon the exercise of such transferred options. In connection therewith, DHC received a total exercise price of $773,730. Effective May 19, 1995, DHC purchased 69,453 of the remaining 372,090 options

                                       20
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
to purchase Common Stock owned by Junkyard Partners. The options were exercisable at the time of such purchase and otherwise would have expired on March 13, 2001. The aggregate purchase price paid by DHC for the options was approximately $286,500, which was equal to the difference between the closing price of Common Stock on May 19, 1995 ($7.125 per share), the effective date of such purchase, and the exercise price of such options ($3.00 per share), or $4.125 per share. Effective November 12, 1997, DHC purchased 20,920 of the remaining 302,637 options to purchase Common Stock owned by Junkyard Partners. The options were exercisable at the time of such purchase and otherwise would have expired on March 13, 2001. The aggregate purchase price paid by DHC for the options was $107,215, which was equal to the difference between the closing price of Common Stock on November 12, 1997 ($8.125 per share), the effective date of such purchase, and the exercise price of such options ($3.00 per share), or $5.125 per share.

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

     As of December 31, 1999, 841,717 options granted under and outside the 1990 Plan were exercisable and unexercised. All such options expire ten years after the date of grant.

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

     On July 1, 1997, options to purchase an aggregate amount of 10,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $8.0625 (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of the grant). In 1999, all of such options expired.

     On December 15, 1997, options to purchase an aggregate amount of 155,000 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $7.0625 (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of the grant).

     On December 2, 1998, options to purchase an aggregate amount of 167,500 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $3.65625 (the mean of the high and low prices of the Common


                                       21
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 1999, 1998, AND 1997
                                   (CONTINUED)


Stock on the American Stock Exchange on the date of the grant). In 1999, 5,000 of such options expired.

     On December 8, 1999, options to purchase an aggregate amount of 142,500 shares of Common Stock were granted under the 1995 Plan. The exercise price for such options is $5.3125 (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of the grant).

     As of December 31, 1999, 731,000 options granted under the 1995 Plan were exercisable. Options granted under the 1995 Plan generally become exercisable over three years and expire ten years after the date of grant.

     The Company applies APB Opinion 25 and Related Interpretations in accounting for the Stock Option Plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date of the options consistent with the method of SFAS Statement 123, the net income and earnings per share would have been reduced to the pro forma amounts indicated below (dollars in thousands except per share amounts):

                                             1999           1998           1997
--------------------------------------------------------------------------------
Net income
  As reported ........................    $ 1,255         $2,301        $ 4,589
  Pro forma ..........................        987          1,827          4,303
Diluted earnings  per share
  As reported ........................    $  0.07         $ 0.14        $  0.28
  Pro forma ..........................       0.06           0.11           0.27

     The fair value of the option grants are estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0% per annum; an expected life of approximately 8 years; expected volatility of 36%-59%; and a risk free interest rate of 6%. The pro forma effect on net income may not be representative of the effects on net income for future years.

EMPLOYEE BENEFIT PLANS

     KCP maintains an Employee Stock Ownership Plan ("ESOP") of KCP and Subsidiaries covering all of its employees. The ESOP originally acquired common stock of KCP in February 1990, financed by a loan from KCP in the principal amount of $998,000 bearing interest at an annual rate of ten percent. Shares of DHC Common Stock were substituted for the KCP stock held by the ESOP as of December 31, 1991. The loan, which is guaranteed by KCP and collateralized by the DHC Common Stock held by the ESOP, was paid in full during 1997. All shares have been released from collateral and allocated to employees. All of the shares of Common Stock held by the ESOP are deemed to be outstanding for earnings per share computations. KCP has elected to include the value of the Common Stock allocated annually to participants under the ESOP in the calculation of its matching contribution to the KCP and Subsidiaries Salary Deferred Plan and Trust ("401(k) Plan"). The participating employers contributed 50 percent of the first six percent of employee-contributed compensation to the 401(k) Plan. The shares of Common Stock owned by the ESOP as of December 31, 1999 and 1998 were 99,682.


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

     The following table sets forth the Pension Plan's funded status at December 31, 1999 and 1998, valued at January 1, 2000 and 1999, respectively (dollars in thousands):

                                                         1999           1998
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Accumulated benefits obligation,
  including vested benefits of $1,560
  for 1999 and $1,261 for 1998 .....................   $  1,749        $  1,613
                                                       ========================

Projected benefit obligation .......................   $  1,793        $  1,801
Plan assets at fair value ..........................      1,399           1,490
                                                       ------------------------
  Projected benefit obligation in excess
  of plan assets ...................................       (394)           (311)
Unrecognized net loss ..............................         76              66
Unrecognized prior service cost ....................         49              58
Adjustment required to recognize
  minimum liability ................................         --              --
                                                       ------------------------
  (Accrued) prepaid pension cost ...................   $   (269)       $   (187)
                                                       ========================

                                       22
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

     Net pension costs for the years ended December 31, 1999, 1998 and 1997 include the following components:

                                                       For the years ended
                                                           December 31,
                                                 ------------------------------
                                                    1999       1998        1997
--------------------------------------------------------------------------------
                                                                        -------
Service cost ................................    $   243     $  207     $   230
Interest cost ...............................        112        133         131
Expected (return) loss on plan assets .......       (101)      (128)       (102)
Net amortization and deferral ...............          8          8           8
                                                 ------------------------------
  Net pension cost ..........................    $   262     $  220     $   267
                                                 ==============================

     The Pension Plan's assets consist of U.S. Government obligations, registered equity mutual funds and insured certificates of deposit. The average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25 percent, 7.0 percent and 7.75 percent for 1999, 1998 and 1997, respectively. The projected long-term rate of return on assets was 7.5 percent for 1999 and 1998 and 7.25 percent for 1997. The average rate of compensation increase used in determining the actuarial present value of the projected benefit obligation was 4.5 percent for 1999 and 1998.

     The following tables provide a reconciliation of the changes in the Pension Plan's benefit obligation and the fair value of plan assets as of December 31, 1999 and 1998 (dollars in thousands):

                                                           1999            1998
-------------------------------------------------------------------------------
Reconciliation of Benefit Obligation
  Benefit Obligation, beginning of year ............   $  1,801           1,942
  Service Cost .....................................        243             207
  Interest Cost ....................................        112             133
  Actuarial (gain) loss ............................          9             (63)
  Benefits paid ....................................       (372)           (418)
                                                       ------------------------
     Benefit Obligation, end of year ...............   $  1,793        $  1,801
                                                       ========================
Reconciliation of Plan Assets
  Plan Assets, beginning of year ...................   $  1,490        $  1,641
  Actual return on plan assets .....................        101              96
  Employer contributions ...........................        180             171
  Benefits paid ....................................       (372)           (418)
                                                       ------------------------
     Plan Assets, end of year ......................   $  1,399        $  1,490
                                                       ========================

     The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the fair value of related plan assets are amortized over the average remaining service period of active participants. NAICC recognized $134,745, $246,838 and $229,635 in accrued pension benefit for the years ended December 31, 1999, 1998 and 1997, respectively.

     KCP maintains a 401(k) Plan in which all employees of KCP are eligible to participate. Under the 401(k) Plan, employees may elect to contribute up to 20 percent of their eligible compensation to a maximum dollar amount allowed by the IRS. KCP and subsidiaries contributed 50 percent of the first six percent of employee-contributed compensation. The participating employers have opted to include the value of the Common Stock allocated annually to participants under the ESOP in the calculation of their matching contribution. In 1999, 1998 and 1997, the employers' matching obligation to the 401(k) Plan was satisfied through ESOP shares, cash and forfeitures totaling $129,000, $156,000, and $186,000, respectively, in value.

10)  LEASES

     DHC and its subsidiaries and affiliates have entered into various non-cancelable operating lease arrangements for office space and data processing equipment. The terms of the operating leases generally contain renewal options and escalation clauses based on increases in operating expenses and other factors. Rent expense under operating leases was $1.6 million, $1.5 million and $1.1 million for the years ended December 31, 1999, 1998 and 1997, respectively. At December 31, 1999, future net minimum operating lease rental payment commitments were as follows (dollars in thousands):

Years Ending                                             Minimum Operating Lease
December 31,                                                 Rental Payments
--------------------------------------------------------------------------------
2000.................................................            $1,525
2001.................................................             1,290
2002.................................................             1,213
2003.................................................               617
2004 and thereafter..................................               434
                                                                 ------
Total commitments....................................            $5,079
                                                                 ======


                                       23
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ---------------------------
                        DECEMBER 31, 1999, 1998, AND 1997
                                   (CONTINUED)


11)  COMMITMENTS AND CONTINGENCIES

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

On June 22, 1999, the Missouri Court of Appeals reversed a decision to award interest on claims under a plan of distribution of assets of the Mission Reinsurance Corporation Trust (the "Trust"). The effect of the decision of the Court of Appeals would have been to return to the Company the surplus existing in the Trust, which was one of the trusts that had been created in connection with the insolvency and reorganization of Mission Insurance Group, Inc. and its subsidiaries from which the Company emerged, which surplus was believed to approximate $14 million. The Missouri Department of Insurance appealed the decision of the Court of Appeals and the decision was reversed by the Supreme Court of Missouri. As a result, the Missouri Department of Insurance is permitted to pay interest on claims, and it is anticipated that there will be no surplus remaining in the Trust after payment of the interest.

                                       24
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                          INDEPENDENT AUDITORS' REPORT
                           ---------------------------


The Board of Directors and Stockholders
Danielson Holding Corporation


     We have audited the accompanying consolidated balance sheets of Danielson Holding Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Danielson Holding Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

New York, New York
March 7, 2000


                     RESPONSIBILITY FOR FINANCIAL REPORTING
                           ---------------------------


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

                                       25
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

                            QUARTERLY FINANCIAL DATA
                           ---------------------------
                                   (UNAUDITED)

     The following table presents unaudited quarterly financial data for the years ended December 31, 1999 and 1998. In the opinion of management, all adjustments necessary to present fairly the results of operations for such periods are reflected. Total revenues and net income include gains on sales of investments. Quarterly financial results are not necessarily indicative of the results that may be expected for the year and hence, caution should be used in drawing conclusions from quarterly consolidated results.

(In thousands,                           First    Second      Third     Fourth
except per share amounts)               Quarter   Quarter    Quarter    Quarter
--------------------------------------------------------------------------------
1999:
TOTAL REVENUES .......................  $14,585    $14,312    $15,415    $26,846
NET INCOME ...........................      101        266        466        422
NET INCOME PER DILUTED SHARE .........      .01        .01        .03        .02

1998:
Total revenues .......................  $16,569    $15,837    $16,176    $16,162
Net income ...........................      807        307        597        590
Net income per diluted share .........      .05        .02        .04        .03




                               STOCK MARKET PRICES
                           ---------------------------

     Danielson  Holding  Corporation  Common  Stock is listed  and traded on the
American  Stock  Exchange   (symbol:   DHC).  On  March  13,  2000,  there  were
approximately 1,356 holders of record of Common Stock.

     The following table sets forth the high, low and closing stock prices of the Company's Common Stock for the last two years, as reported on the American Stock Exchange Composite Tape.

                                   1999                           1998
                          ------------------------------------------------------
                          HIGH     LOW     CLOSE        High      Low    Close
                          ------------------------------------------------------
First Quarter..........   4 5/8    2 7/8   2 7/8        8 1/8    7 3/16  7 1/2
Second Quarter.........   5 3/4    2 7/8   5 3/8        8        7       7 3/8
Third Quarter..........   7 1/2    5 1/4   5 5/8        7 1/2    3 5/8   4 3/8
Fourth Quarter.........   6 1/8    4 5/8   5 3/4        4 3/8    3       3 9/16
                          ------------------------------------------------------

                                       26
                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

CORPORATE OFFICERS

Martin J. Whitman
Chief Executive Officer

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


BOARD OF DIRECTORS

David M. Barse
President and
Chief Operating Officer,
Danielson Holding Corporation

Stanley J. Garstka
Deputy Dean and Professor in
the Practice of Management,
Yale University School of Management

Eugene M. Isenberg
Chairman of the Board and
Chief Executive Officer,
Nabors Industries, Inc.

William Pate
Director of Mergers and Acquisitions,
Equity Group Investments, LLC

Joseph F. Porrino
Counsellor to the President,
New School University

Frank B. Ryan
Professor of Mathematics,
Rice University

Wallace O. Sellers
Vice Chairman and Director,
Enhance Financial
Services Group, Inc.

Martin J. Whitman
Chief Executive Officer,
Danielson Holding Corporation

Samuel Zell
Chairman,
Equity Group Investments, LLC


Form 10-K
A copy of  Danielson's  Form  10-K as
filed with the Securities and
Exchange Commission may be
obtained without charge by
writing to:

Danielson Holding Corporation
767 Third Avenue - Fifth Floor
New York, NY 10017-2023
Attention: Lisa Platner
Investor Relations
212/888-0347

Stock Transfer Agent and Registrar
American Stock Transfer and Trust Company
40 Wall Street
New York, NY 10005
718/921-8261

Independent Certified
Public Accountants
KPMG LLP
757 Third Avenue
New York, NY 10017