Form 10-K/A, Exhibit 13
period 1999-12-31
DANIELSON HOLDING CORP
filed 2001-05-02
CIK 225648

EXHIBIT 13.1
                      1999 Annual Report

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

     The Company does not currently pay regular Federal income tax due to its net operating loss carryforwards and the recognition of losses from several trusts that assumed various liabilities of certain present and former subsidiaries of DHC. It is expected that the Company's 1999 consolidated Federal income tax return will report a cumulative net operating loss carryforward currently estimated at $1.16 billion, which will expire in various amounts, if not used, between 2000 and 2019. Exclusive of the trusts' activities, the Company has actually generated cumulative taxable losses both historically and during the past three years. Over the past several years, our insurance operations have been generating losses exclusive of net investment income, net realized gains and the trusts' activities. DHC has historically generated losses at the holding company level. Therefore, these tax loss attributes are currently fully reserved, for valuation purposes, on the Company's financial statements. See Note 8 of the Notes to Consolidated Financial Statements.

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

     Premiums and fees receivable, net of allowances, increased by $1.6 million or 16%. The increase is attributable to the growth in installment premiums in our automobile programs. In 1998, the Company introduced private passenger automobile programs that have installment features on policy terms in excess of six months. During 1999 these programs experienced premium growth. Premiums from the private passenger automobile program that generally offer policy terms less than six months and do not utilize installment plans declined in 1999. The effect of these trends was to increase the installment premium receivable by $1.2 million as well as the related unearned premium on those installment premiums. The Company expects this trend to continue into 2000.

     The increase in the allowance for premiums and fees receivable during 1999 of $444,000 was attributable to the change in the mix of premiums receivable in 1999 versus 1998. In 1999 the Company experienced growth in its non-standard automobile programs that have premium installment features. In conjunction with the increase in installment premiums the Company experienced an increase in collection efforts relating to such premiums, especially non-standard policies. As a result the Company increased both its allowance for premiums and the amount of write-offs against such allowance. The Company expects this trend to continue in 2000. The decrease in the allowance for uncollectible reinsurance on unpaid losses was $313,000. This write-off was attributable to the overall decline in reinsurance recoverable and its collections from reinsurers on receivables that were previously reserved for. These changes occurred as part of the ordinary course of estimating allowances.

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


     In January 1999, NAICC entered into a workers' compensation reinsurance agreement with Reliance Insurance Company ("Reliance Agreement") with a term of two years. The Reliance Agreement provided excess of loss coverage down to $10,000 and a 20 percent quota share below the excess retention resulting in a maximum net loss to NAICC of $18,000 per claim. During 1999, Reliance initiated efforts to rescind their workers' compensation reinsurance agreements with several insurance companies, including NAICC. NAICC was originally offered $5 million as a settlement, which was negotiated to $8 million. NAICC had estimated that between $8 million and $9 million of expected losses would have been recoverable under the Reliance Agreement, and therefore management believed that the $8 million was a reasonable settlement amount. Management believed it was in the best interest of the Company to accept the offer and agree to rescind the agreement based on several factors: (1) the projected premium and losses for 2000, (2) the negative press Reliance was beginning to receive in the summer of 1999 regarding certain underwriting pools, and, most importantly, (3) the potential for future credit risk of Reliance if the offer was rejected. Reliance did not provide the Company with any estimates of amounts reported under the initial agreements, nor disclosed either how they arrived at the additional compensation included in the overall settlement amount, nor their reason for requesting the agreements to rescind as of their effective date.

     In the fourth quarter of 1999, NAICC executed an agreement to rescind the Reliance Agreement retroactive to its effective date. The terms of the rescission included the return of amounts paid during the nine month period the Reliance Agreement was active plus the settlement fee of $8.0 million paid by Reliance to eliminate further obligations under the contract. NAICC recognized a gain of $8,317,000 in the fourth quarter as a result of this rescission. The gain represented the difference between the proceeds received of $11.5 million and the reinsurance recoverable balances due from Reliance at September 30, 1999. The results of operations include ceded premiums of $3,875,000, net of ceding commissions, and $417,000 of paid losses and loss adjustment expenses during the nine months the agreement was active. The gain realized should not be considered as an indication of an understatement of reserves or negative trends in this business.

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

     The insurance operations had income from operations of $3.0 million, $4.1 million and $6.3 million in 1999, 1998 and 1997, respectively. The decrease in 1999 is attributable to the decrease in premium volume, along with an increase in loss and loss adjustment expenses, which was offset in part by the gain on a treaty rescission. The declines in operating income over the last three years was caused by a comvination of declining net investment income as well as increasing losses and loss adjustment expenses.See Note 2 of the Notes to Consolidated Financial Statements. Net income includes a realized loss from investments of $155,000 in 1999 and realized gains of $252,000 and $2.2 million in 1998 and 1997, respectively.

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

     The Company meets both its short-term and long-term liquidity requirements through operating cash flows that include premium receipts, investment income, and reinsurance recoveries. To the extent operating cash flows do not provide sufficient cash flow, the Company relies on the sale of invested assets. Cash used in insurance operations was $4.6 million, $3.0 million, and $9.6 million, in 1999, 1998, and 1997, respectively. The increase in cash used in insurance operations for 1999 is primarily due to the decline in our non-standard private passenger written premiums, and to the timing difference in receiving payment on the Reliance settlement of $11.5 million in 2000. Had those funds been received in 1999, operations would have provided approximately $5.0 million in cash. The decrease in cash used in insurance operations from 1997 to 1998 was also due to payment of a settlement of an environmental claim for $5.9 million in 1997 (see
Note 2 Reinsurance in the Notes to the Consolidated Financial Statements). The Company believes that its liquidity needs will continue to be met through the same sources in the future.

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

RISKS RELATED TO FIXED MATURITIES

     The Company's fixed maturities are subject to interest rate risk. The Company's primary interest rate risk exposure is to changes in short-term U.S. prime interest rates. Interest rate risk is the price sensitivity of fixed maturities to changes in interest rates. Management views these potential changes in price within the overall context of asset and liability matching. Management estimates the payout patterns of the Company's liabilities, primarily loss reserves, to determine their duration. Management sets duration targets for the Company's fixed income portfolio after consideration of the duration of its liabilities, which management believes mitigates the overall interest rate risk.

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

     The Company classifies all of its equity securities, including the foreign exchange listed component, in the reporting category: "available for sale." These securities are marked to the market at the closing U.S. denominated price on the various exchanges and over-the-counter pricing systems.

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

     The foreign currency and equity price risks inherent in the equity portfolio are subject to several factors beyond the control of management. At December 31, 1999 the only foreign currency exposure was Japenese yen. To manage foreign currency exposure on the Company's foreign equity holdings, the Company reviews the available hedging products. In 1998 the Company entered into a yen put option contract which expired in 1999. At December 31, 1999 there are no hedging instuments in place. It is management's view that during the current period, the cost of entering into a yen put option contract outweighed the percieved risk.

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

C. REVENUE RECOGNITION

     Earned premium income is recognized ratably over the contract period of an insurance policy. A liability is established for unearned insurance premiums representing the portion of premiums received that is applicable to the unexpired terms of policies in force. Premiums earned include an estimate for earned but unbilled workers' compensation premiums. Workers' compensation premiums earned but unbilled and included in premiums receivable were $640,000 and $1.5 million at December 31, 1999 and 1998, respectively. The Company estimates its earned but unbilled workers' compensation premium based on past history of additional premiums billed as a result of payroll audits. Payroll audits are conducted between 30 and 60 days after the coverage period. The decline in earned but unbilled premiums reflects the continued trend of reduced emphasis on workers' compensation.

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

     In January 1999, NAICC entered into a workers' compensation reinsurance agreement with Reliance Insurance Company ("Reliance Agreement") with a term of two years. The Reliance Agreement provided excess of loss coverage down to $10,000 and a 20 percent quota share below the excess retention resulting in a maximum net loss to NAICC of $18,000 per claim. In the fourth quarter of 1999, NAICC executed an agreement to rescind the Reliance Agreement retroactive to its effective date. The terms of the rescission included the return of amounts paid during the nine month period the Reliance Agreement was active plus a settlement fee of $8.0 million paid by Reliance to eliminate further obligations under the contract. When considering Reliance's settlement offer, management looked at several factors: (1) the projected premium and losses for 2000, (2) the negative press reliance was beginning to receive in the summer of 1999 regarding certain underwriting pools, and (3) the potential for future credit risk of Reliance if the offer was rejected. NAICC recognized a gain of $8,317,000 in the fourth quarter as a result of this recession. The gain represented the difference between the proceeds received of $11.5 million and the reinsurance recoverable balances due from Reliance at September 30, 1999. The results of operations include ceded premiums of $3,875,000, net of ceding commissions, and $417,000 of paid losses and loss adjustment expenses during the nine months the agreement was active.

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

7)   STOCKHOLDERS' EQUITY

     On August 12, 1999, pursuant to a Stock Purchase and Sale Agreement with Samstock, L.L.C. ("Samstock"), which agreement was assigned with the Company's consent by Samstock to its sole member, SZ Investments, L.L.C. ("SZ"), pursuant to an amendment and assignment agreement (such Purchase and Sale Agreement, as amended and assigned, the "Purchase Agreement"), the Company sold to SZ, for consideration of $9 million, 2,000,000 shares of Common Stock and a four year warrant (subject to extension in certain circumstances) to purchase an additional 2,000,000 shares of Common Stock at $4.75 per share. The warrants are subject to two types of downward price adjustments: (1) A pro-rata price adjustment if DHC issues additional shares for less than $4.75; (2) A formulaic adjustment to the warrant purchase price if certain insurance liabilities are actually paid in excess of $5 million of what was reported on the balance sheet at December 31, 1998. In order to provide sufficient available shares of Common Stock for this transaction, on July 20, 1999, DHC's stockholders approved an amendment to DHC's Certificate of Incorporation increasing DHC's authorized common stock from 20,000,000 shares to 100,000,000 shares. The stockholders also approved amendments to eliminate cumulative voting for Directors and to eliminate a prohibition on issuing non-voting equity securities.

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

8)   INCOME TAXES

     DHC files a Federal consolidated income tax return with its subsidiaries. DHC's Federal consolidated income tax return includes the taxable results of certain grantor trusts. These trusts were established by certain state insurance regulators and the courts as part of the 1990 reorganization from which the Mission Insurance Group, Inc. ("Mission") emerged from Federal bankruptcy and various state insolvency court proceedings as DHC. These trusts were created for the purpose of assuming various liabilities of their grantors, certain present and former subsidiaries of DHC (the "Mission Insurance Subsidiaries"). This allowed the state regulators to administer the continuing run-off of Mission's insurance business, while DHC and the Mission Insurance Subsidiaries were released, discharged and dismissed from the proceedings free of any claims and liabilities of any kind, including any obligation to provide further funding to the trusts. The agreements establishing the trusts provide the grantor of each trust with a certain "administrative power" which, as specified in Section 675(4)(C) of the Internal Revenue Code, requires that DHC include the income and deductions of each trust on its consolidated Federal income tax returns. This was to ensure that DHC's net operating loss carryforward would remain available to offset any post-restructuring taxable income of the trusts, thereby maximizing  the amounts  available  for  distribution  to trust  claimants.  The
Insurance Commissioner of the State of California and the Director of the Division of Insurance of the State of Missouri, as the trustees, have sole management authority over the trusts. Neither DHC nor any of its subsidiaries has any power to control or otherwise influence the management of the trusts nor do they have any rights with respect to the selection or replacement of the trustees. At the present time, it is not anticipated that any of the Mission Insurance Subsidiaries will receive any distribution with regard to their residual interests in the existing trusts. Since DHC does not have a controlling financial interest in these trusts, they are not consolidated with DHC for financial statement purposes.

     As of the close of 1999, the Company had a consolidated net operating loss carryforward of approximately $1.16 billion for Federal income tax purposes. This estimate is based upon Federal consolidated income tax losses for the periods through December 31, 1998 and an estimate of 1999 taxable results. The net operating loss carryforward will expire in various amounts, if not used, between 2000 and 2019. The Internal Revenue Service has not audited any of the Company's tax returns for any of the years during the carryforward period including those returns for the years in which the losses giving rise to the net operating loss carryforward were reported.

     SFAS No. 109, which provides guidance on reporting for income taxes, requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Pursuant to SFAS No. 109, DHC makes periodic determinations of whether it is "more likely than not" that all or a portion of the Company's deferred tax assets will be realized. In making these determinations, the Company considers all of the relevant factors, both positive and negative, which may impact upon its future taxable income including the size and operating results of NAICC, the competitive environment in which NAICC operates and the impact of the grantor trusts. Exclusive of the trusts' activities, the Company has generated cumulative taxable losses on a historical basis. Over the past several years, the Company's insurance and holding company operations have been generating combined losses exclusive of net investment income, net realized gains and the trusts' activities. Therefore, due to the absense of a reliable taxable income stream, the Company has recorded a valuation allowance for the amount by which its deferred tax assets exceeds its deferred liabilities and, as a result, the Company has not recorded any liability or asset for deferred taxes.

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

12) RELATED PARTY TRANSACTIONS

     DHC shares certain personnel and facilities with several affiliated and unaffiliated companies who have certain common directors and officers, and certain expenses are allocated among the various entities. Personnel costs are allocated based upon actual time spent on DHC's business. Costs relating to office space and equipment are allocated based upon actual usage. Management believes the methodolgy used for allocation is appropriate. Total expenses allocated to DHC from affiliated entitites were $1,193,941, $1,168,226 and $1,083,184, for the years 1999, 1998, and 1997, respecitvely.

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